GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

April 2, 2007

Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

07022237

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of March, 2007, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**Financial Statements, MD&A, and Annual Information Form**	
(a)	Audited Annual Financial Statements for the year ended December 31, 2006	March 31, 2007
(b)	Management Discussion and Analysis for the year ended December 31, 2006	March 31, 2007
(c)	Annual Information Form dated March 27, 2007	March 31, 2007
2.	**News Releases**	
(a)	General Minerals Corporation Files Fiscal 2006 Annual Financial Statements and Three NI 43-101 Technical Reports	March 30, 2007
3.	**Technical Reports**	
(a)	Report on Canasta Dorada Property – Sonora, Mexico – March 21, 2007	March 30, 2007
(b)	Report on the Monitor Property – Pinal County, Arizona – March 21, 2007	March 30, 2007
(c)	Report on Gold Lake Property – Grant County, New Mexico – March 21, 2007	March 30, 2007
(d)	Consent of Author – Kurt T Katsura (Canasta Dorada Property)	March 30, 2007
(e)	Consent of Author – Kurt T Katsura (Monitor Property)	March 30, 2007
(f)	Consent of Author – George Klemmick (Gold Lake Property)	March 30, 2007
4.	**Material Documents**	
(a)	Notice of Meeting & Record Date	March 1, 2007
5.	**Filings with the Toronto Stock Exchange**	
(a)	All financial statements, MD&A and Annual Information Forms referred to under Item 1	
(b)	All news releases referred to under Item 2	
(c)	All technical reports referred to under Item 3	
(d)	All material documents referred to under Item 4	

12g3-2(b): 82-34810

General Minerals Corporation

(An Exploration Stage Company)

Consolidated Financial Statements
December 31, 2006 and 2005

(expressed in Canadian dollars)

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of General Minerals Corporation have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

(Signed) "Ralph G. Fitch"
Chairman, President and Chief
Executive Officer

(Signed) "William Filtness"
Chief Financial Officer

Vancouver, B.C., Canada
March 27, 2007

Auditors' Report

To the Shareholders of
General Minerals Corporation

We have audited the consolidated balance sheets of **General Minerals Corporation** as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and the consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "PricewaterhouseCoopers LLP"
Chartered Accountants

Vancouver, British Columbia
March 27, 2007

General Minerals Corporation

Consolidated Balance Sheets

As at December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
Assets		
Current assets		
Cash and cash equivalents	7,381,859	8,406,907
Prepaids and other	245,485	64,598
Investments (note 3)	-	164,850
	7,627,344	8,636,355
Mining properties and equipment		
Mining claims and deferred exploration (note 4)	2,700,039	2,196,986
Reclamation deposit	19,308	18,925
Equipment (note 5)	90,163	113,517
	2,809,510	2,329,428
Deferred share issue costs (note 6)	341,534	-
Intangibles (note 7)	117,400	234,800
	3,268,444	2,564,228
	10,895,788	11,200,583
Liabilities		
Current liabilities		
Accounts payable	536,031	230,253
Minority interest (note 7)	44,221	131,545
	580,252	361,798
Shareholders' Equity (note 8)		
Capital stock	61,326,812	61,242,312
Contributed surplus	879,306	842,351
Deficit	(51,890,582)	(51,245,878)
	10,315,536	10,838,785
	10,895,788	11,200,583

Subsequent events (notes 12 and 15)

On behalf of the Board

(signed) "Michael Winn" (signed) "Terrence A. Lyons"

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
General and administrative expenses		
Consulting	67,593	26,893
Directors' fees	66,000	65,000
Filing fees and transfer agent	46,461	36,846
Office and miscellaneous	272,307	234,907
Professional fees	320,506	358,278
Shareholder information	94,367	167,728
Stock-based compensation	36,955	192,600
Travel and promotion	15,956	28,087
Wages and benefits	276,632	257,683
	1,196,777	1,368,022
Other expenses and/or (income)		
Depreciation and amortization	31,736	29,207
Foreign currency loss	53,021	252,164
Gain on disposal of investments (note 3)	(1,057,012)	(542,092)
Interest and other income	(298,925)	(213,362)
Minority interest (note 7)	(87,324)	(97,627)
Reconnaissance expense	277,362	756,856
Writedown of intangibles (note 7)	117,400	-
Writedown of investments	-	1,480,000
Writedown of mining claims (note 4)	411,669	441,391
	(552,073)	2,106,537
Loss for the year	644,704	3,474,559
Deficit - Beginning of year	51,245,878	47,771,319
Deficit - End of year	51,890,582	51,245,878
Basic and diluted loss per share	0.07	0.38
Weighted average shares outstanding during the year	9,319,050	9,109,940

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows

For the years ended December 31, 2006 and 2005

(expressed in Canadian dollars)

	2006 $	2005 $
Cash flows from operating activities		
Loss for the year	(644,704)	(3,474,559)
Items not affecting cash		
Depreciation and amortization	31,736	29,207
Gain on disposal of investments	(1,057,012)	(542,092)
Minority interest	(87,324)	(97,627)
Stock-based compensation	36,955	192,600
Writedown of investments	-	1,480,000
Writedown of mining claims	411,669	441,391
Writedown of intangibles	117,400	-
	(1,191,280)	(1,971,080)
Changes in non-cash operating working capital		
Change in prepaids and other	(60,142)	13,828
Change in accounts payable	78,328	122,639
	(1,173,094)	(1,834,613)
Cash flows from investing activities		
Deferred exploration expenditures	(1,000,030)	(967,939)
Option payments received for mining claims	57,518	206,409
Purchase of equipment	(8,382)	(111,862)
Purchase of investments	-	(1,600,000)
Proceeds on disposal of investments	1,101,117	6,269,042
Reclamation deposits	(383)	-
	149,840	3,795,650
Cash flows from financing activities		
Deferred share issue costs	(86,294)	-
Proceeds from issuance of capital stock	84,500	528,375
	(1,794)	528,375
(Decrease) increase in cash and cash equivalents	(1,025,048)	2,489,412
Cash and cash equivalents - Beginning of year	8,406,907	5,917,495
Cash and cash equivalents - End of year	7,381,859	8,406,907

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Organization and nature of operations

General Minerals Corporation (the "Company") was incorporated under the Canada Business Corporations Act on August 19, 1994.

The Company's principal activities include the acquisition, exploration and development of mineral properties. The principal countries where the Company is undertaking exploration activities include the United States, Bolivia, Chile, Mongolia, and Mexico. Property interests in these countries are held through various wholly and majority owned subsidiaries.

The recoverability of amounts shown as mining claims and deferred exploration costs is dependent upon the discovery of economically recoverable reserves, the Company's ability to obtain financing to develop the properties, and the ultimate realization of profits through future production or sale of properties. These and other uncertainties could adversely affect the future carrying value of mining properties and deferred exploration costs.

2 Significant accounting policies

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Mining claims and deferred exploration

Mining claims and deferred exploration expenditures include direct and indirect acquisition and exploration costs associated with specific mineral exploration properties. Depletion of these amounts will be recognized using the unit of production basis at such time as commercial production commences or is charged against operations in the event a property is sold. Capitalized costs relating to abandoned properties will be charged against operations in the period of abandonment. Recoveries from joint venture participants are offset against the deferred exploration costs for the related projects. Any recoveries in excess of deferred exploration costs will be credited to the consolidated statements of operations and deficit. Payments from joint venture participants received as consideration for the inception of joint venture agreements are recorded in the statement of operations and deficit as joint venture bonus receipts.

The Company reviews capitalized costs on its mineral properties on a periodic basis to determine if they have become impaired. If impairment is deemed to exist, the property will be written down to its net recoverable value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

(expressed in Canadian dollars)

Equipment

Equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three to five years.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of high quality commercial paper, bankers acceptances, money market investments and certificates of deposit. These investments are stated at cost plus accrued interest which, due to the short-term maturity of these financial instruments, approximates their fair value. Investments of cash are of sufficient quality and diversity to ensure a high probability of liquidity at the accrued value, at such times as needed to meet financial obligations. Furthermore, the investment terms are less than three months at the time of acquisition. The Company's funds are held in a major Canadian bank and several other major foreign banks.

Reporting currency

Reporting currency for the Company is the Canadian dollar. United States currency reflected in these financial statements is denoted as US$.

Foreign currency

Foreign currency amounts relating to the Company's foreign operations included in these consolidated financial statements are translated using the temporal method of accounting. Under this method, monetary assets and liabilities are translated at the rate of exchange prevailing at the end of the period. Non-monetary assets and liabilities are translated at the rates of exchange prevailing when the assets were acquired or the liabilities incurred. Revenue and expense items are translated using the average rate of exchange during the financial statement periods, except for depreciation and amortization which are translated at historic rates. Gains and losses resulting from the translation of transactions and balances denominated in foreign currencies are included in the determination of net income.

Income taxes

The Company applies the liability method of measuring income taxes based on temporary differences between the financial reporting and tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized and are not recognized unless the more likely than not criterion is met.

Loss per share

Loss per share is determined using the weighted average number of shares outstanding during the year. Diluted loss per share is determined using the treasury method. All outstanding options and warrants are anti-dilutive, and therefore have no effect on determination of loss per share.

(expressed in Canadian dollars)

Estimates by management

Estimates by management represent an integral component of financial statements prepared in conformity with generally accepted accounting principles. The estimates made in these financial statements reflect management's judgments based on past experiences, present conditions, and expectations of future events. Where estimates were made, the reported amounts for assets, liabilities, revenues and expenses may differ from the amounts that would otherwise be reflected if the ultimate outcome of all uncertainties and future events were known at the time these financial statements were prepared. Significant estimates include the recoverability of mining claims and deferred exploration expenditures, the physical and economic lives of equipment and the variables in calculating the fair value of stock based compensation.

Stock-based compensation plans

The Company has an employee stock option plan. The fair value of all stock options granted is recorded as a charge to operations and a credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant; the fair value of options which vest in the future is recognized over the vesting period. Any consideration received on the exercise of stock options together with the related portion of contributed surplus is credited to share capital. The fair value of stock options is estimated using the Black-Scholes option pricing model

Investments

Portfolio investments that are not held for trading are recorded at cost unless an impairment in value which is other than temporary has been determined, at which time they are written down to market value.

Fair value of financial instruments

The fair values of cash and cash equivalents, prepaids and other, and accounts payable approximate their book value.

A substantial portion of the Company's financial assets and liabilities are denominated in foreign currencies giving rise to risks from changes in foreign exchange rates. The Company does not use derivative financial instruments to reduce its foreign exchange exposure.

Intangibles

The excess of the cost of acquired enterprises over the net of the amounts assigned to assets acquired and liabilities assumed is included in intangibles. These costs are not amortized, but are tested for impairment annually, or more frequently, if events or changes in circumstances indicate impairment.

(expressed in Canadian dollars)

Asset retirement obligations

The Company recognizes asset retirement obligations in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred and amortized to earnings over the asset's estimated useful life. As at December 31, 2006, there are no asset retirement obligations.

3 Investments

	2006 $	2005 $
Nil (2005 - 392,500) common shares of Esperanza Silver Corporation (market value $nil (2005 - $333,625))	-	164,850

During 2005, the Company exercised 500,000 warrants of Lumina Copper Corporation ("Lumina") at a cost of $1,600,000, and disposed of its remaining interest in Lumina for net proceeds of $4,847,996. The Company recognized a gain of $636,196 on this disposal.

During 2005, management reviewed the carrying value of the Company's investments, and wrote down the investment in Esperanza Silver Corporation ("Esperanza") by $1,480,000 to reflect an impairment in value. The Company disposed of 3,607,500 shares of Esperanza for net proceeds of $1,421,046, recognizing loss of $94,104.

During 2006, the Company disposed of its remaining investment in Esperanza for net proceeds of $1,221,862, recognizing a gain of $1,057,012 on this disposal.

4 Mining claims and deferred exploration

The amounts shown as mining claims and deferred exploration as at December 31, 2006 and 2005 related to the following regions:

(expressed in Canadian dollars)

	United States $	Bolivia $	Chile $	Mongolia $	Mexico $	Total $
December 31, 2004	1,156,397	497,175	186,943	36,332	-	1,876,847
Exploration	571,991	132,863	67,943	22,190	172,952	967,939
Option payments received	(43,173)	(88,757)	(74,479)	-	-	(206,409)
Writedown	(338,379)	(103,012)	-	-	-	(441,391)
December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Exploration	317,284	427,172	24,354	3,602	199,828	972,240
Option payments received	(57,518)	-	-	-	-	(57,518)
Writedown	(299,056)	-	-	(33,321)	(79,292)	(411,669)
December 31, 2006	1,307,546	865,441	204,761	28,803	293,488	2,700,039

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty.

During 2006, the Company wrote off $411,669 (2005 - $441,391) in deferred exploration expenditures in respect of certain of its properties, due to the future uncertainty of those projects.

Mining claims and deferred exploration expenditures are associated with the following projects as of December 31, 2006 and 2005:

	2006 $	2005 $
Bluebird, U.S.	171,017	60,213
Canasta Dorada, Mexico	134,708	-
Cerro Negro, Mexico	92,195	56,316
Dragoon, U.S. (d)	215,083	212,560
Escalones, Chile (a)	204,761	180,407
Gold Coin, U.S.	-	273,922
Gold Lake, U.S.	369,890	180,477
Laurani, Bolivia	462,925	227,416
Malku Khota, Bolivia (c)	402,516	210,320
Markham Wash, U.S. (b)	363,418	378,590
Monitor, U.S. (e)	188,138	229,864
Other *	95,388	186,901
	2,700,039	2,196,986

* These expenditures are in respect of several newly-acquired mineral properties located in Mexico and Mongolia.

(expressed in Canadian dollars)

a) The Company has entered into a letter agreement with Minera Aurex (Chile) Limitada ("Aurex"), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid in 2005) plus US$250,000 in five equal annual instalments (US$50,000 paid in 2005) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

By letter agreement dated December 27, 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the June 1, 2006 US$50,000 option payment until June 1, 2010.

b) The Company has entered into an option agreement with Teck Cominco American Incorporated ("TCAI"), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of February 27, 2006, of which US$250,000 is a guaranteed commitment in the first year. TCAI has reimbursed the Company US$27,920 in land holding costs as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an additional 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

c) During 2006, the Company announced the termination of its agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. ("SILEX") on the Malku Khota property. After completing an initial drill program and resampling an existing tunnel, SILEX elected to not proceed with the project.

d) During 2006, the Company announced the termination of its agreement with BHP Billiton on the Dragoon property. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected to not proceed with the project.

e) During 2006, the Company announced the termination of its agreement with TCAI on the Monitor copper-silver property located in southern Arizona. After completing a six-hole, 1,160 metre diamond drill program on the property, TCAI elected to not proceed with the project.

(expressed in Canadian dollars)

5 Equipment

Equipment consists of the following as at December 31, 2006 and 2005:

			2006			2005
	Cost $	Accumulated depreciation $	Net book value $	Cost $	Accumulated depreciation $	Net book value $
Equipment	35,558	17,367	18,191	21,244	5,358	15,886
Computer hardware	79,676	67,202	12,474	76,833	53,034	23,799
Computer software	5,465	3,531	1,934	3,366	2,817	549
Vehicles	84,943	27,379	57,564	84,943	11,660	73,283
	205,642	115,479	90,163	186,386	72,869	113,517

6 Deferred share issue costs

	2006 $	2005 $
Deferred share issue costs	341,534	-

On December 21, 2006, the Company's wholly owned subsidiary, South American Silver Corp., ("SASC") filed a preliminary prospectus in connection with an initial public offering of its common shares in each of the Provinces of Ontario, British Columbia, Alberta, Saskatchewan, Manitoba and Nova Scotia. In connection with this filing, the Company has incurred legal, accounting, and filing fees of $341,534 (2005 - $nil) which have been deferred. See note 15.

7 Intangibles

	2006 $	2005 $
Intangible assets	117,400	234,800

a) During 2004, the Company acquired a 51% interest in Foundation Resources Ltd. ("Foundation"), a start-up exploration company. The Company recorded intangibles of $117,400 which was attributable to Foundation's management team, including its connection to Mongolia. As at December 31, 2006, the minority interest in Foundation is $19,701 (2005 - $74,449).

b) During 2004, the Company acquired a 51% interest in Afghan Minerals Inc. ("AMI"), a start-up exploration company. The Company recorded intangibles of $117,400 which was attributable to AMI's management team, including its connection to Afghanistan. During 2006, this intangible was written off. As at December 31, 2006, the minority interest in AMI is $24,520 (2005 - $57,096).

(expressed in Canadian dollars)

8 Shareholders' equity

Authorized

Unlimited common shares with no par value

The holders of the common shares are entitled to one vote per share. The holders of the common shares are entitled to dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company. No dividends have been declared or paid as at December 31, 2006 (2005 - $nil).

	Number of common shares	Amount $
Balance - December 31, 2004	8,937,577	60,694,234
Exercise of warrants	325,000	500,500
Exercise of stock options	22,500	47,578
Balance - December 31, 2005	9,285,077	61,242,312
Exercise of warrants	50,000	84,500
Balance - December 31, 2006	9,335,077	61,326,812

Stock options

The Company established a share option plan (the "Plan") during 1995 for the benefit of employees and directors of the Company and designated affiliated companies. The maximum number of shares available under the Plan is limited to 12.5% of the issued common shares at the time of granting of options. Subject to any employment contracts, each option becomes exercisable as to 33 1/3% on a cumulative basis, at the end of each of the first, second and third years following the date of grant. The maximum option term shall not exceed ten years. The schedules of stock option activity under the Plan for 2006 and 2005 are:

	2006		2005	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding - Beginning of year	899,500	1.69	787,000	3.45
Options granted	-	-	220,000	1.75
Options exercised	-	-	(22,500)	1.24
Options cancelled or expired	(4,000)	2.10	(85,000)	18.24
Options outstanding - End of year	895,500	1.69	899,500	1.69
Options exercisable - End of year	895,500	1.69	814,500	1.69

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable at December 31, 2006:

	Options outstanding		
Range of exercise prices $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $
0.85 to 1.25	179,500	0.8	1.08
1.26 to 1.85	629,000	2.9	1.46
1.86 to 2.75	10,000	3.6	2.20
4.01 to 5.00	77,000	4.0	4.97
0.85 to 5.00	895,500	2.6	1.69

During 2005, the Company granted 220,000 stock options to directors, officers and consultants. The fair value cost of these options amounted to $229,555 of which $36,955 (2005 - $192,600) was recorded as a charge to operations in 2006 and credited to contributed surplus within shareholders' equity.

The fair values of options have been estimated using the Black Scholes option-pricing model. Assumptions used in the pricing model are as follows: average risk-free interest rate - 3.2%; expected life - 5 years; expected volatility - 70%; and expected dividends - $nil.

Share warrants

The share warrants were issued in 2003 private placements of units.

	2006		2005	
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Warrants outstanding - Beginning of year	4,068,000	2.70	4,393,000	2.55
Warrants exercised	(50,000)	1.69	(325,000)	1.54
Warrants expired	(2,000,000)	3.75	-	-
Warrants outstanding - End of year	2,018,000	1.86	4,068,000	2.70

As at December 31, 2006, the Company had outstanding share purchase warrants to acquire 2,018,000 common shares at an exercise price of $1.86 per share. This exercise price increases to $2.05 on June 25, 2007, and the warrants expire on June 25, 2008.

(expressed in Canadian dollars)

Contributed surplus

	2006 $	2005 $
Balance – Beginning of year	842,351	669,454
Stock-based compensation	36,955	192,600
Contributed surplus on exercise of stock options	-	(19,703)
Balance – End of year	879,306	842,351

9 Income taxes

a) Tax rate reconciliation

A reconciliation between the Company's statutory and effective tax rates is as follows:

	2006	2005
Tax rate	34.12%	34.86%
	$	$
Loss for the year	(644,704)	(3,474,559)
Recovery of income taxes based on statutory Canadian combined federal and provincial income tax rates	(219,973)	(1,211,231)
Differences in foreign tax rates	(354,973)	549,768
Change in valuation allowance	157,523	(335,959)
Losses for which no tax benefit has been recognized	417,423	997,422
Recovery of income taxes	-	-

(expressed in Canadian dollars)

b) The Company has Canadian non-capital loss carry-forwards of $2,566,000 (2005 - $2,946,000), and U.S. tax losses of $3,001,000 (2005 - $2,659,000) that may be available for tax purposes. The non-capital losses expire as follows:

	Canada $	United States $	Total $
2007	252,000	-	252,000
2008	574,000	-	574,000
2009	197,000	-	197,000
2010	540,000	-	540,000
2014	450,000	-	450,000
2015	187,000	-	187,000
2018	-	121,000	121,000
2019	-	94,000	94,000
2020	-	324,000	324,000
2021	-	896,000	896,000
2022	-	154,000	154,000
2023	-	243,000	243,000
2024	-	342,000	342,000
2025	-	429,000	429,000
2026	366,000	398,000	764,000
	2,566,000	3,001,000	5,567,000

c) The significant components of the Company's future tax asset, assuming a future tax rate of 34.12% (2005 – 34.12%), are as follows:

	2006 $	2005 $
Excess of tax basis over carrying value of assets	706,812	536,114
Operating loss carry-forwards	1,895,934	1,909,109
	2,602,746	2,445,223
Valuation allowance for future tax assets	(2,602,746)	(2,445,223)
	-	-

10 Related party transactions

a) During 2006, legal fees totalling $305,646 (2005 - $80,174), including $235,165 (2005 - $nil) in deferred share issue costs, were charged by a legal firm in which a director is a partner.

(expressed in Canadian dollars)

b) During 2006, consulting fees totalling $214,807 (2005 - $160,161) were charged by officers of the Company. Of this amount, $70,031 (2005 - $87,347) was charged to loss for the year, $10,045 (2005 - $nil) was included in deferred share issue costs, and $134,731 (2005 - $72,814) was included in deferred property costs. As at December 31, 2006, an amount of $14,510 (2005 - $11,438) was included in prepaid advances.

c) Included in accounts payable as at December 31, 2006 was $217,844 (2005 - $39,959) payable to related parties.

d) Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

11 Segment information

The Company's operations are limited to a single industry segment. Geographic segment information as at December 31, 2006 and 2005 includes.

Identifiable assets	**2006** **$**	**2005** **$**
Canada	7,737,715	8,307,998
United States	1,438,609	1,495,824
Chile	255,735	275,592
Bolivia	915,421	488,342
Caribbean	185,457	350,160
Mexico	329,591	191,209
Other	33,260	91,458
Total assets	10,895,788	11,200,583

12 Commitments

The Company is committed under the terms of an office lease agreement that expires on April 30, 2007. Subsequent to December 31, 2006, the Company extended the lease to April 30, 2010. Pursuant to this extended lease, the Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

	$
Year ending December 31	
2007	21,100
2008	22,300
2009	23,100
2010	7,800

(expressed in Canadian dollars)

13 Contingencies

The Company may be subject to various contingent liabilities that occur in the normal course of operations. The Company is not aware of any pending or threatened proceedings that would have a material adverse effect on the consolidated financial condition or future results of the Company.

14 Supplemental cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2006 $	2005 $
Investing activities		
Deferred exploration costs included in accounts payable in 2005	27,790	-
Proceeds on disposal of investments included in prepaids and other	120,745	-
Financing activities		
Contributed surplus on exercise of stock options	-	19,703
Deferred share issue costs included in accounts payable	(255,240)	-

15 Subsequent events

a) On February 19, 2007, the Company's wholly-owned subsidiary, SASC, completed its initial public offering of 34,000,000 common shares. The shares were issued pursuant to a final prospectus dated February 7, 2007 at a price of $0.50 per share, for total gross proceeds of $17,000,000. SASC also granted the agents an option (exercisable within 30 days of closing) to purchase up to an additional 5,100,000 common shares at $0.50 per common share for additional gross proceeds of $2,550,000. The agents subsequently exercised this option, following which the Company's ownership in SASC is 8,600,000 common shares representing an 18% ownership interest.

The shares of SASC owned and controlled by the Company are subject to a regulatory escrow agreement and a lock-up agreement with the agents. The net effect of these escrow and lock-up agreements is that until August 19, 2007, unless the Company receives the consent of the agents, none of the shares of SASC owned by the Company can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

As a result of this transaction, the Company will no longer consolidate the accounts of SASC which include the Company's Bolivian and Chilean mining properties. The consolidated assets and liabilities of SASC as at December 31, 2006 can be summarized as follows:

(expressed in Canadian dollars)

	$
Mining claims and deferred exploration	1,070,202
Equipment	24,971
Deferred share issue costs	341,534
Current assets	216,957
Current liabilities	(284,357)
	1,369,307
Investment in SASC – 8,600,000 common shares	1,369,307

b) Subsequent to December 31, 2006, 74,500 stock options were exercised at a price of $0.85 per share. A further 2,500 stock options with an exercise price of $0.85 per share expired, unexercised.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the year ended December 31, 2006

(expressed in Canadian dollars)

	U.S. properties $	Bolivia properties $	Chile property $	Mongolia properties $	Mexico properties $	Total $
Balance at December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Land payments	105,096	103,790	3,416	233	10,962	223,497
Laboratory	6,433	40,392	-	-	11,176	58,001
Field supplies	4,354	3,958	15	-	2,420	10,747
Consulting and supervision	25,366	73,704	11,571	-	13,197	123,838
Maps and reproduction	482	193	-	-	162	837
Surveying	102	5,764	-	-	-	5,866
Geological consulting	100,316	160,421	9,222	1,954	80,043	351,956
Geophysical	34,734	-	-	-	23,556	58,290
Travel and accommodation	40,401	38,950	130	1,415	58,312	139,208
	317,284	427,172	24,354	3,602	199,828	972,240
Less						
Option payments received	(57,518)	-	-	-	-	(57,518)
Writedowns during the year	(299,056)	-	-	(33,321)	(79,292)	(411,669)
	(39,290)	427,172	24,354	(29,719)	120,536	503,053
Balance at December 31, 2006	1,307,546	865,441	204,761	28,803	293,488	2,700,039

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations ("MD&A")

The following information, prepared as of March 27, 2007, should be read in conjunction with the audited consolidated financial statements of General Minerals Corporation (the "Company") for the year ended December 31, 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of March 27, 2007.
- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.
- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material assumptions that were applied in making the forward looking statements in this MD&A include: execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company or its joint venture partners or if new information arises which makes it prudent to change such plans or programs; and the accuracy of current interpretation of drill and other exploration results.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

- *South America*

In February 2007, the Company completed the spin off of its South American assets to a new corporation. The Company's former subsidiary South American Silver Corp. ("SASC") completed its initial public offering ("IPO"), including the exercise in full of an agents' over-allotment option, through the issuance of 39,100,000 common shares at $0.50 per share to raise gross proceeds of $19,550,000, and the shares of SASC were listed on the Toronto Stock Exchange. The Company currently owns 8,600,000 common shares of SASC, which represents approximately 18% of the issued and outstanding common shares of SASC. These 8,600,000 common shares are subject to escrow and lock-up agreements. The principal assets of SASC are the Malku Khota silver project and the Laurani silver gold-copper project in Bolivia; and the Escalones copper-gold project in Chile.

During 2006, the Company continued an active exploration program in Bolivia. At Malku Khota, the program focussed on metallurgical testing and interpretation. At Laurani, the Company completed a substantial program including surface sampling and opening old tunnels to make them safe for underground mapping and sampling. These programs resulted in the definition of drill targets for future exploration.

- *North America*

The Company presently holds interests in properties located in Mexico and the United States. All the properties are at varying stages of exploration.

At the Canasta Dorada gold property located near Caborca, Sonora, Mexico, the Company's geologists have collected a total of 185 samples. The average grade of all 185 samples is 0.97 grams per tonne gold. Sampling has concentrated on collecting chip samples over lengths ranging from 1 to 5 metres from the old-mine cut, which was the site of limited mining activity in 1980. A second area of mineralization has been identified 850 metres south-southeast of the old-mine cut, which shows evidence of dry-wash placer mining. Rock chip samples from this area have returned values as high as 0.58 grams per tonne gold. The Company believes that there is good potential for the mineralization in the sampled area to be more extensive both laterally and vertically.

In February 2006, the Company entered into an option agreement with Teck Cominco whereby Teck Cominco can earn up to a 65% interest in the Markham Wash copper property located in Graham County, Arizona. The Markham Wash property is located 6 kilometres northwest of Phelps Dodge's Dos Pobres deposit near Safford, Arizona. The property is situated along the interpreted Foothill-Butte Fault Zone which strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge. Teck Cominco has completed a program of geology and geophysics which has resulted in the definition of two drill targets.

In March 2006, the Company completed staking of the Gold Lake copper-molybdenum-gold target located in southwestern New Mexico. Exploration work on the property to date has consisted of geologic and alteration mapping, rock chip, silt, and soil geochemical sampling, and a Self Potential ("SP") geophysical survey. The Company plans to complete additional surface work, focussing on more detailed geological mapping and continued geochemical sampling, including completion of the soil grid samples.

At Dragoon, results from the Company's surface geology and geophysics attracted BHP Billiton to option the property. However, after completing an initial drill program, BHP Billiton elected not to proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

At Monitor, after completing a six hole diamond drill program in January 2006 with inconclusive results, Teck Cominco announced that it was terminating its agreement. Management of the Company is reviewing the information and drilling results received from Teck Cominco and plans to show the property to other prospective joint venture partners.

Selected Annual Information

The table below provides selected financial information for the Company on a consolidated basis for each of the past three years ended December 31. Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

		2006		2005		2004
Total Revenues	$	nil	$	nil	$	nil
Loss for the Year	$	(644,704)	$	(3,474,559)	$	(3,309,557)
Loss Per Share (basic and fully diluted)	$	(0.07)	$	(0.38)	$	(0.37)
Total Assets	$	10,895,788	$	11,200,583	$	13,929,155
Long-term Liabilities	$	nil	$	nil	$	nil
Deferred Exploration Expenditures – for the year	$	972,240	$	967,939	$	1,577,317
Deferred Exploration Expenditures – cumulative	$	2,700,039	$	2,196,986	$	1,876,847
Dividends declared	$	nil	$	nil	$	nil

The net loss for the year ended December 31, 2006 was reduced by a gain of $1,057,012 (2005 - $542,092; 2004 - $251,727) recognized on the disposal of certain of the Company's investments. The net losses for the years ended December 31, 2006, 2005 and 2004 include non-cash charges to expense of $411,669, $441,391, and $163,911, respectively, for the write down or loss on disposal of certain mining claims and the related deferred exploration costs. The 2006 loss also includes a non-cash charge of $36,955 for stock-based compensation expense, compared to $192,600 in 2005 and $414,672 in 2004. The net loss for the year ended December 31, 2005 includes a writedown of certain of the Company's investments amounting to $1,480,000 (2004 -$1,840,000). The change in total assets reflects the impact of incurred losses.

Results of Operations

During the year ended December 31, 2006, the Company reported a loss of $644,704 ($0.07 loss per share) compared to a loss of $3,474,559 ($0.38 loss per share) reported in the year ended December 31, 2005. The loss was reduced by a gain of $1,057,012 (2005 - $542,092) realized on the disposal of certain investments. The 2005 comparative loss included a non-cash writedown of $1,480,000 in respect of the carrying value of certain of the Company's investments.

General and administrative expenses decreased from $1,368,022 to $1,196,777. This amount includes stock-based compensation expense representing non-cash charges incurred in connection with the granting of stock options which decreased from $192,600 to $36,955. The fair value of all stock options granted is recorded as a charge to operations over the vesting period.

Shareholder information expense decreased from $167,728 to $94,367 as the Company reduced annual report and other printing costs. Other discretionary expenses have been reduced, including travel

and promotion which decreased from $28,087 to $15,956. There was also a marginal decrease in professional fees incurred in respect of accounting, legal and tax services from $358,278 to $320,506.

Wages and benefits were $276,632 in 2006 and $257,683 in 2005. The 2006 general and administrative expense also includes charges incurred in Mexico in connection with the new subsidiary set up in late 2005. These Mexican charges impacted office and miscellaneous expense which increased to $272,307 from $234,907.

Other items incurred during 2006 include reconnaissance and general exploration expenditures which were reduced to $277,362 from $756,856. During late 2005, the Company decided to reduce the amount of reconnaissance for new properties, concentrating its efforts on its existing portfolio of properties. The 2006 charge includes $109,954 incurred in the United States, $54,592 incurred in Mongolia, $43,463 incurred in Afghanistan, and $34,229 incurred in South America.

The 2006 operating results include a foreign currency loss of $53,021 as the translation of expenses from U.S. dollars into Canadian dollars was impacted by a stronger Canadian dollar. The 2005 foreign currency loss of $252,164 resulted from the strengthening of the Canadian dollar during the year in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Expenses were offset by $298,925 (2005 - $213,362) in interest income earned on the Company's short-term investments.

During 2006, the Company disposed of its remaining investment in Esperanza Silver Corporation ("Esperanza"), recognizing a gain of $1,057,012. The Company wrote down its investment in Esperanza in 2005, taking a non-cash charge of $1,480,000. During 2005, the Company also sold its remaining investment in Lumina Copper Corporation ("Lumina") and divested of a significant portion of its investment in Esperanza, recognizing aggregate gains of $542,092.

During 2006, the Company wrote off the costs attributable to certain of its mineral properties, recognizing a non-cash writedown of $411,669 (2005 - $441,391), due to the future uncertainty of those projects. The Company also wrote off the intangible costs attributable to its investment in Afghan Minerals Inc. amounting to $117,400.

Capital Expenditures

Deferred exploration costs incurred in 2006 were $972,240 (2005 - $967,939). The 2006 deferred expenditures included $223,497 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totalled $317,284, of which $189,413 was incurred at Gold Lake. A total of $427,172 was incurred in Bolivia, including $235,509 incurred at Laurani and $192,196 incurred at Malku Khota. A further $199,828 was incurred in Mexico, including $134,708 at Canasta Dorado.

During 2006, the Company successfully optioned its Markham Wash property, and received a further option payment of $57,518 (US$50,000) in respect of the Monitor option agreement. In the comparative year ended December 31, 2005, the Company received cash option payments of $206,409.

During 2006, the Company disposed of its remaining investment in Esperanza for proceeds of $1.2 million. During 2005, the Company exercised 500,000 warrants of Lumina at a cost of $1.6 million and disposed of all of its remaining investment in Lumina for proceeds of $4.8 million. The Company also disposed of 3.6 million shares of Esperanza for proceeds of $1.4 million.

Summary of Quarterly Results (unaudited)

	2006				2005			
Three months ended	**Dec. 31**	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Total Revenues	**$nil**	**$nil**	**$nil**	**$nil**	$nil	$nil	$nil	$nil
Deferred exploration expenditures	**$231,353**	**$333,821**	**$178,917**	**$228,149**	$390,407	$199,719	$202,123	$175,690
Net earnings (loss)	**$292,800**	**($241,915)**	**($402,162)**	**($293,427)**	($683,564)	($836,988)	($2,138,306)	$184,289
Net earnings (loss) per share (Basic and fully diluted) (1)	**$0.03**	**($0.03)**	**($0.04)**	**($0.03)**	($0.07)	($0.09)	($0.24)	$0.02

(1) The basic and fully diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

The net earnings for the quarter ended December 31, 2006 included a $1,057,012 gain on the disposal of the Company's investment in Esperanza, and was offset by a writedown of the carrying value of the Company's mineral properties amounting to $411,669. The net loss for the quarter ended June 30, 2006 included a foreign exchange loss of $154,486 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended December 31, 2005 included a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina.

Fourth Quarter

During the fourth quarter, the Company recorded net earnings of $292,800 ($0.03 per share). The earnings include a $1,057,012 gain on the disposal of the Company's investment in Esperanza. In addition, the Company wrote down the carrying value of mineral properties by $411,669 and wrote off intangibles in respect of the investment in Afghan Minerals Inc. by $117,400. The Company incurred deferred property expenditures during the quarter of $231,353, including $121,041 incurred in Bolivia.

Financing Activities

During 2006, the Company received $84,500 from the exercise of 50,000 share purchase warrants at $1.69 per share. During the comparative year, the Company received $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share and $27,875 from the exercise of stock options.

During 2006, the Company incurred professional fees of $341,534 in respect of SASC's IPO financing that closed subsequent to year-end. These amounts have been disclosed as deferred share issue costs on the Company's consolidated balance sheet as at December 31, 2006.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during 2006 resulted in a net cash outflow of $1,025,048. As at December 31, 2006, the Company had cash of $7.4 million (2005 - $8.4 million) and working capital of $7.1 million (2005 - $8.4 million).

The Company is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at December 31, 2006 *(1)*:

		Payments Due by Period		
Contractual Obligations	*Total*	*Less than 1 year*	*1 – 3 years*	*3 – 5 years*
Lease agreement for office premises in Denver, USA	$74,300	$21,100	$45,400	$7,800

(1) this table takes into account a 3-year extension to the lease which was entered into subsequent to December 31, 2006

Transactions with Related Parties

The Company entered into the following transactions with related parties during the year ended December 31, 2006. During 2006, legal fees totalling $305,646 (2005 - $80,174), including $235,165 (2005 - $nil) in deferred share issue costs, were charged by a legal firm in which a director is a partner. During 2006, consulting fees totalling $214,807 (2005 - $160,161) were charged by officers of the Company. Of this amount, $70,031 (2005 - $87,347) was charged to loss for the year, $10,045 (2005 - $nil) was included in deferred share issue costs, and $134,731 (2005 - $72,814) was included in deferred property costs. As at December 31, 2006, an amount of $14,510 (2005 - $11,438) was included in prepaid advances. Included in accounts payable as at December 31, 2006 was $217,844 (2005 - $39,959) payable to related parties.

Critical Accounting Estimates

The Company's consolidated financial statements are impacted by the accounting policies used, and the estimates and assumptions made, by management during their preparation. The Company's accounting policies are described in Note 2 to the consolidated financial statements. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration, and intangibles, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. During 2006, the Company wrote off the costs attributable to certain of its mineral properties, recognizing a non-cash writedown of $411,669, due to the future uncertainty of those projects. Capitalized costs in respect of the Company's mining claims amounted to $2,700,039 as at December 31, 2006. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

During 2004, the Company recognized intangible assets of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. ("AMI") and Foundation Resources Ltd. ("Foundation"). Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The intangible assets were attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects, but to date has not completed any acquisitions. Foundation has set up a subsidiary in Mongolia and currently holds one early stage property and is currently negotiating the acquisition of a significant gold property. Management reviews the carrying value attributed to the intangible asset on a quarterly basis and during the quarter ended December 31, 2006, wrote off $117,400 in costs, representing the amount attributable to AMI, due to the future uncertainty of that investment.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During 2006, the Company recorded stock-based compensation expense of $36,955.

Recent Accounting Pronouncements

On January 27, 2005, the CICA issued Section 3855 of the Handbook titled Financial Instruments - Recognition and measurement. It expands Handbook section 3860, Financial Instruments - Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

All financial instruments will be required to be classified into various categories. Held to maturity investments loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost.

The Company will adopt this standard effective January 1, 2007. At present, the Company's most significant financial instruments are cash and cash equivalents and accounts payable.

New Handbook Section 1530 - Comprehensive Income, introduces a new requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in equity during a period, from transactions and events from non-owner sources. Comprehensive income and its components should be presented in a financial statement with the same prominence as other financial statements.

The Company will adopt the standard in its fiscal year ending December 31, 2007.

Changes in Accounting Policies including Initial Adoption

The Company's accounting policies are described in Note 2 to the consolidated financial statements. There were no changes in accounting policies since the commencement of the most-recently completed fiscal year.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents and accounts payable. Cash equivalents consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months at the time of acquisition. The fair values of the other instruments approximate their book value due to their short-term nature.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,409,577 common shares as at March 27, 2007.

Outstanding options, warrants, and convertible securities as at March 27, 2007:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,018,000	$1.86 to $2.05	June 25, 2008 *
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favorable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors. The more significant ones include:

Metal Price Risk: The Company's portfolio of properties has exposure to predominantly copper, gold and silver. The prices of these metals greatly affect the value of the Company and the potential value of its properties and investments. This, in turn, greatly affects its ability to form joint ventures and the structure of any joint ventures formed. This is due, at least in part, to the underlying value of the Company's assets at different metals prices.

Financial Markets: The Company is dependent on the equity markets as its sole source of operating working capital and the Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects.

Political Risk: Exploration is presently carried out in several countries, including the United States, Mexico and Mongolia. In addition, the Company is currently sourcing new exploration projects in Afghanistan which has recently enacted a new mining law. Each of these countries exposes the Company to risks that may not otherwise be experienced if all operations were domestic. Political risks may adversely affect the Company's existing assets and operations. Real and perceived political risk in some countries may also affect the Company's ability to finance exploration programs and attract joint venture partners, and future mine development opportunities.

Currency Risk: Business is transacted by the Company in a number of currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. A significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could materially affect the Company's results in either a positive or negative direction.

Environmental Risk: The Company seeks to operate within environmental protection standards that meet or exceed existing requirements in the countries in which the Company operates. Present or future laws and regulations, however, may affect the Company's operations. Future environmental costs may increase due to changing requirements or costs associated with exploration and the developing, operating and closing of mines. Programs may also be delayed or prohibited in some areas. Although minimal at this time, site restoration costs are a component of exploration expenses.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at December 31, 2006 and has concluded, based on its evaluation, that these controls and procedures provide reasonable assurance that material information relating to the Company is made known to management and reported as required.

In conducting this evaluation, management has engaged external consultants who have considered, among other things, the corporate charters and policies of the Company, including the adoption of the Company's Disclosure Policy. In connection with this review, it has become apparent that management relies upon certain informal procedures and communications, and upon the "hands-on" knowledge of senior management. Management intends to formalize certain of its procedures, and certain items such as formalized performance and risk assessments and a formal system for logging investor queries will be considered commensurate with the Company's growth.

Management is also responsible for the design of internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. Management has engaged external consultants to evaluate the design of the Company's internal controls and procedures over financial reporting as at December 31, 2006, and believes the design to be sufficient and appropriate to provide such reasonable assurance.

The consultants have made recommendations for improvement in certain aspects of the Company's system of internal controls, and management intends to formalize approval and review processes by using checklists and initialling source documents, reconciliations and other accounting worksheets on a more consistent basis. The Company has a relatively small accounting and administrative department and as such, adequate segregation of duties can become a control issue. Management believes, however, that any control deficiencies in this regard are compensated for by the provision of an adequate level of supervision by senior executives.

There has been no change in the Company's internal control over financial reporting that occurred during the fourth quarter of fiscal 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that while the Officers of the Company, as certified in the Company's Annual Filings and as required under Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, have evaluated the effectiveness of these disclosure controls and procedures for the year ended December 31, 2006 and have concluded that they are being maintained as designed, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Outlook

The Company is entering 2007 in a strong financial position with working capital of $7.1 million. In addition, in February 2007, the Company completed the spin off of its South American assets and currently owns 8.6 million shares representing an 18% interest in South American Silver Corp. ("SASC"). The shares of SASC owned and controlled by the Company are subject to a regulatory escrow agreement and a lock-up agreement with the agents.

The Company expects to continue exploration for new properties and carry out early stage exploration on existing properties as it has done in the past; however, the Company continues to look for new attractive business opportunities.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

12g3-2(b): 82-34810

GENERAL MINERALS CORPORATION

Annual Information Form

March 27, 2007

TABLE OF CONTENTS

Page

General

All amounts that are presented in this Annual Information Form are in Canadian dollars unless noted otherwise. Unless otherwise indicated, all share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003. The information in this Annual Information Form is presented as at March 27, 2007 unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This Annual Information Form, and in particular the Business Outlook for 2007 on page 6, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

The material factors and assumptions that were applied in making the forward-looking statements in this Annual Information Form include:

- Execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company, or its joint venture partners, or if new information arises which make it prudent to change such plans or programs.

- The accuracy of current interpretation of drill and other exploration results; new information or new interpretation of existing information may result in changes in the Company's expectations.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this Annual information Form describe the Company's expectations as of March 27, 2007.

- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.

- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this Annual Information Form, please see "Description of the Business - Risk Factors" at page 31.

CORPORATE STRUCTURE

Name, Address and Incorporation

General Minerals Corporation (the "Company" or "GMC") was incorporated under the *Canada Business Corporations Act* as 3061213 Canada Inc. by articles of incorporation dated August 19, 1994. By articles of amendment dated September 29, 1994, the Company changed its name to General Minerals Corporation. By articles of amendment dated October 31, 1994, the Company amended its authorized capital to create special shares as a new class of shares. By articles of amendment dated June 17, 2003, the Company consolidated its issued and authorized common shares on a one-for-ten basis. See "Description of Capital Structure" on page 37. In this document, references to the Company or GMC mean General Minerals Corporation and its subsidiaries, unless the context otherwise requires or indicates.

The Company's registered office is 700-2nd Street S.W., Suite 1400, Calgary, Alberta, T2P 4V5. The head office is located at 580 Hornby Street, Suite 880, Vancouver, B.C., V6C 3B6.

Intercorporate Relationships

The following is a diagram of the intercorporate relationships among the Company and its subsidiaries as at March 27, 2007 indicating the percentage of votes attaching to all voting securities of the subsidiary beneficially owned, controlled or directed by the Company and where the subsidiary was incorporated or continued.


General Minerals Corporation (Canada)
100%
General Minerals Corporation (Delaware)
100%
NM General Minerals LLC (New Mexico)
100%
AZ General Minerals LLC (Arizona)
100%
Minera Genminmex S.A. de C.V. (Mexico)
51%
Foundation Resources Ltd. (Bahamas)
51%
Afghan Minerals Inc. (Bahamas)
100%
Tsakhir Explorations (Mongolia)
100%
Afghan Minerals Inc. (licensed to do business in Afghanistan)

Effective December 18, 2007, the Company transferred all of the issued and outstanding common shares of its wholly-owned subsidiary, General Minerals Corporation Limited (Bermuda) to another of its wholly-owned subsidiaries, South American Silver Corp. ("SASC"). On February 19, 2007, SASC completed its initial public offering. The Company owns 8,600,000 common shares of SASC, which represents approximately 18% of the issued and outstanding common shares of SASC. These 8,600,000 common shares are subject to escrow and lock-up agreements, the net effect of which is that until August 19, 2007, unless the Company receives the consent of MGI Securities Inc. (the lead agent for SASC's initial public offering), none of the common shares of SASC owned and controlled by the Company can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual

restrictions, with a further 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008. For more information on SASC, see its public disclosure available on SEDAR at www.SEDAR.com.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company is an international mineral exploration company that acquires, explores and develops mineral properties, primarily copper, gold and silver in the United States and Mexico. The Company acquires properties for exploration and development.

The Company's strategic plan is to continue to carry out in-house exploration with a focus on exploration for the discovery of copper, gold and silver prospects. These prospects will be acquired and early stage exploration completed, at which time joint venture partners will typically be sought. To diversify risk while allowing shareholders continued exposure to the potential of mineral discovery in the Company's South American properties, in late 2006 the Company transferred its South American silver, gold and copper properties to SASC, which subsequently completed an initial public offering. The Company retains an approximately 18% equity interest in SASC. To also diversify risk and provide exposure to potential mineral discovery, the Company has expanded its exploration base through the acquisition of majority interests in private companies run by groups of entrepreneurial geologists in diverse geographic areas, such as Mongolia and Afghanistan. The Company's current strategic plan is subject to change as the board of directors and management seek ways to increase shareholder value. These may include further splitting the Company into more focussed exploration units, similar to SASC.

The exploration business is a high risk business. The Company's plan is designed to reduce this risk through exposure to a large number of exploration opportunities with discovery potential. The attractiveness of any exploration properties both to potential partners and the market depends substantially on whether metal prices are at an attractive level and rising. The present market environment is one of higher metal prices; however, this can change rapidly due both to market sentiment and the economy.

Three-Year History

During 2004, 2005 and 2006, the Company continued exploration efforts on its properties and was actively engaged in acquiring new properties for its portfolio as more fully described below. The Company continued to pursue joint venture opportunities for its properties and, in certain instances, divested itself of certain properties during the period. In December 2006, the Company transferred its South American assets to a new wholly-owned subsidiary, South American Silver Corp., and in February 2007, SASC completed its initial public offering. For information regarding the three year history of the properties now owned by SASC, see its public disclosure available on SEDAR at www.SEDAR.com:

- In January 2004, the Company purchased a 51% interest in Afghan Minerals Inc. ("AMI") which is focusing on mineral exploration in Afghanistan. In March 2004, the Company also purchased a 51% interest in Foundation Resources Ltd. ("Foundation") which is focusing on exploration in Mongolia.

- In March 2004, the Company acquired its interest in the early stage copper-gold skarn Oro prospect in New Mexico which was subsequently dropped in March 2006.

- In June 2004, the Company significantly increased its land position at the Monitor copper-silver prospect in Arizona by adding seven State Leases.

- In October and November 2004, the Company significantly increased its land position at the Markham Wash porphyry copper prospect in Arizona by acquiring 12 State Leases.

- In February 2005, the Company entered into an agreement giving Teck Cominco American Incorporated ("TCAI") the right to earn up to a 65% joint venture interest in the Monitor property through exploration expenditures on the property and payments to the Company. After completing a six-hole, 1,160 metre diamond drill program in January 2006 with inconclusive results, TCAI notified the Company in October 2006 that it was terminating the agreement on the Monitor property.

- In April 2005, the Company entered into an agreement with BHP Billiton, whereby BHP Billiton could earn up to a 70% joint venture interest in the Dragoon porphyry copper prospect in Arizona by completing certain exploration expenditures, making payments to the Company and completing or spending at least US$15,000,000 on a feasibility study. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected in April 2006 not to proceed with the project.

- In August 2005, the Company acquired the Bluebird copper-silver property, located in Granite Country, Montana, through leasing and the staking of federal lode claims. A geochemical survey was initiated and completed at the time of the claim staking.

- In September 2005, the Company announced that it had established a subsidiary company in the northern State of Sonora, Mexico called Minera Genminmex S.A. de C.V. and had staked or otherwise acquired mineral interests in six early stage porphyry copper prospects comprising approximately 9,600 hectare ("ha.").

- In February 2006, the Company acquired the Suaqui Grande copper porphyry prospect in Sonora, Mexico by leasing the property from Mr. Jesus Alberto Amaya Estrada.

- In March 2006, the Company completed staking of the Gold Lake copper-molybdenum-gold target located in southwestern New Mexico. As of the date hereof, a total of 228 federal lode claims covering 1,589 ha. have been located by the Company. A total of 155 soil samples were collected on the southern portion of the claims, producing positive results in copper, molybdenum, gold and bismuth.

- In March 2006, the Company entered into a second joint venture option agreement with TCAI, whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper porphyry property located in Graham County, Arizona. Under the terms of the agreement, TCAI has the exclusive right to initially earn a 51% interest in the Markham Wash property by incurring expenditures and making a reimbursement for land costs paid by the Company in early 2006. TCAI has prepared a drill plan for two deep holes to test a porphyry copper target and is currently waiting for a drill to become available.

- In September 2006, the Company incorporated SASC and in December 2006, the Company transferred all of the issued and outstanding common shares of General Minerals Corporation Limited (Bermuda), which indirectly held all of the Company's South American interests, to SASC in exchange for shares of SASC.

- In October 2006, the Company signed an option to purchase agreement on a 159 ha. property called Canasta Dorada, covering an area of exposed gold mineralization, located near Caborca, Sonora, Mexico.

- In February 2007, SASC completed its initial public offering for gross proceeds of $19,550,000. The Company owns 8,600,000 common shares of SASC, which now represents approximately 18% of the issued and outstanding common shares of SASC. These 8,600,000 common shares are subject to escrow and lock-up agreements, the net effect of which is that until August 19, 2007, unless the Company receives the consent of MGI Securities Inc. (the lead agent for SASC's initial public offering), none of the common shares of SASC owned and controlled by the Company can be sold. On August 19, 2007, 4,300,000 common shares will be released from the escrow and contractual restrictions, with a further 2,150,000 shares being released on each of February 19, 2008 and August 19, 2008.

Business Outlook for 2007

The following may contain forward-looking statements. Reference should be made to "Forward-Looking Statements" on page 2 and for a description of material factors that could cause the Company's actual results to differ materially from its forward-looking statements, please see "Description of the Business – Risk Factors" at page 31.

In 2007, the Company expects to carryout early stage exploration on existing properties and will continue to evaluate new opportunities. The Company will continue to seek joint venture partners for its properties, where appropriate. In addition, the Company will continue to foster its investments in Foundations Resources Ltd. and Afghan Minerals Inc., evaluate additional investment opportunities and may consider spinning off its North American assets into a separately traded company similar to the transaction recently completed that split off the Company's former South American assets to SASC.

With respect to the Company's current properties:

- At Monitor, the Company is reviewing the information and drilling results received from TCAI and plans to show the property to other prospective joint venture properties. Despite TCAI's termination of its option agreement on the Monitor property, the Company believes that the property has untested potential for porphyry copper mineralization.

- At the Bluebird copper-silver property, the Company will continue its geological, geochemical and geophysical work in order to further define the extent of the mineralization before seeking a joint venture partner.

- At the Canasta Dorada property in Mexico, surface exploration will continue in 2007 to better define potential drill targets.

Each of the Company's properties is discussed in more detail under the heading "Description of the Business – Properties" beginning on page 8.

DESCRIPTION OF THE BUSINESS

Summary

The Company presently holds interests in properties located in the United States and Mexico. The properties which can be considered material to the Company are the Monitor and the Gold Lake properties in the United States and the Canasta Dorada property in Mexico. The remaining properties, including the Dragoon, Markham Wash and Bluebird properties in the United States and the San Antonio, Cerro Negro, Suaqui Grande, Saracachi and Alamo properties in Mexico, are at an early stage of development and are not yet considered material to the Company.

All the properties are at varying stages of exploration. The Company's exploration at the Monitor property in the United States produced evidence of widespread copper-silver mineralization that attracted TCAI to option the property. TCAI carried out surface exploration; however, after completing a six-hole diamond drill program in January 2006 with inconclusive results, it announced that it was terminating its agreement on the Monitor property.

At Gold Lake, which is still in early stage exploration, the Company has collected 156 rock-chip samples, 247 silt samples and 155 soil samples and the initial geological, geochemical and geophysical results support the concept that the Gold Lake property represents the upper-level expression of a porphyry copper-molybdenum-gold system.

At Canasta Dorada, the Company's geologists have collected a total of 185 samples. Sampling has concentrated on collecting chip samples over lengths ranging from 1 to 5 metres from the old-mine cut, which was the site of limited mining activity in 1980. A second area of mineralization has been identified 850 metres south-southeast of the old-mine cut, which shows evidence of dry-wash placer mining. This property represents an interesting, early stage gold project where initial results have outlined a gold mineralization system.

At Dragoon, results from the Company's surface geology and geophysics attracted BHP Billiton to option the property. However, after completing an initial drill program, BHP Billiton elected not to proceed with the project. At Markham Wash, geophysical exploration by the Company indicated the presence of a sulphide target interpreted to be part of a porphyry copper system. This attracted TCAI to option the project in February 2006.

At the remaining properties, reconnaissance geology, geochemistry and geophysics has been completed.

The Company has made two investments in majority owned exploration subsidiaries with groups of entrepreneurial geologists. The first investment was made in Afghan Minerals Inc. which is headed by Mr. Hassan Alief who previously had been the Director of Mineral Surveys in Afghanistan. AMI has focused its interests on acquiring base and precious metal deposits in Afghanistan. The second investment was made in Foundation Resources Ltd. which is headed by Dr. Chris Osterman. Dr. Osterman has had a number of years of experience exploring for base and precious metals in Mongolia, the area of focus of this company. Foundation has acquired three mineral licence areas in Mongolia. As at December 31, 2006, the Company had incurred $28,803 in costs associated with Mongoit Khudag, one of the three mineral licence areas in Mongolia, and at year end 2006, the Company wrote off the costs incurred in respect of the other two interests.

The Company also owns 8,600,000 common shares representing approximately 18% of the issued and outstanding shares of SASC, a Toronto Stock Exchange listed company. Prior to completion of its initial public offering in February 2007, SASC was a wholly-owned subsidiary of the Company through which the Company held its interests in the Malku Khota silver-gold and Laurani gold-silver prospects in Bolivia and the Escalones copper-gold-molybdenum prospect in Chile.

Properties

Monitor (United States)

The Monitor copper-silver property is located in the Dripping Springs Mountains, approximately 5 kilometres ("km") northeast of Grupo Mexico's Ray porphyry copper mine, 15 km southeast of the newly discovered Resolution deposit, and 100 km east of Phoenix, within Pinal County, Arizona.

The Monitor project consists of 91 unpatented lode claims (700.2 ha.) controlled by the Company and 11 Arizona State exploration leases (1,367.7 ha.), totalling 2,067.9 ha. The state lease lands are located principally to the northwest and south of the unpatented claim group. Four private land parcels, owned by the Webb Cattle Company, are situated on the northwest and southeast sides of the unpatented claims.

Arizona Mineral Exploration Permit renewals cost US$2.00 per acre for each of the first two years and US$1.00 per acre for each of the third, fourth and fifth years. They also require minimum annual exploration expenditures of US$10.00 per acre for each of the first two years and US$20.00 per acre for each of the third, fourth and fifth years. Proof of expenditures must be submitted to the Arizona Department of State Lands no later than the filing date for application renewal. Total cost to maintain the Monitor property state leases is presently US$3,519.42 per year in renewal fees and US$68,388.40 per year in exploration expenditures.

Arizona Claim Maintenance Fee payments must be made on or before September 1, 2007 for assessment year 2008. These payments are made in advance of the current assessment year. The fee is US$125 per claim for a total of US$11,375 for the 91 claims comprising part of the Monitor property.

The Company's subsidiary, General Minerals Corporation, a Delaware Corporation ("GMCD"), entered into an option agreement dated September 10, 2003 (the "Randolph Lease") in respect of 63 lode claims and four State of Arizona Exploration Mineral Leases covering a total of approximately 785 ha. Pursuant to the Randolph Lease, the Company has the right to purchase the claims until September 10, 2008 for US$1,000,000 or for US$1,500,000 between September 11, 2008 and September 10, 2013. To maintain the lease, the Company is obliged to make certain lease payments, of which lease payments totalling US$70,000 have been paid to date. Additional lease payments pursuant to the Randolph Lease are due as follows:

Payment Date	Payment	Alternative payment
On or before March 1, 2008	US$30,000	or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$200,000 based on the average closing price for the preceding 20 trading days.

Payment Date	Payment	Alternative payment
On or before March 1, 2009	US$30,000	or the equivalent number of shares of GMC based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$300,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2010, and on March 1 of each year thereafter during the term of the lease, a minimum advance royalty will be paid	US$50,000	

The lease may be extended for up to 30 years if payments are continued. The first six payments made pursuant to the Randolph Lease (of which four have been made to date) are rental payments and thereafter the payments are advance royalty payments, beginning with the March 1, 2010 payment set out in the chart above. These minimum advance royalty payments are then offset and credited against any production royalties that may become due in the year of payment or in any later years, until fully recovered. Additionally, if any or all of the Merritt claims (as discussed below) located within the Randolph Lease area of interest are in good standing, and if the Company completes an agreement with respect to any or all of these Merritt claims, then the Company may reduce the rental and advance royalty payments payable under the Randolph Lease by 30%.

The leased lands are subject to a Net Smelter Return ("NSR") royalty of 3% for precious metals and 2% for base metals if mined on the surface and half this amount if mined underground. These royalties are payable on all properties not held by third parties within the area of interest of the initial agreement, which was one half mile from the boundary of the original claims. Land within the area of interest which is leased from third parties is subject to 0.5% NSR royalty.

On December 10, 2003, the Randolph Lease was amended to include a larger area of interest. The additional area of interest includes land between the original half mile and one mile from the perimeter of the original claims and is subject to a 0.25% NSR royalty. There is also a 10% NSR royalty on any production from existing dumps on the property.

On January 22, 2005, the Randolph Lease was further amended to provide that the NSR royalty interests can be purchased by the Company for US$3,500,000 with a 1% Net Proceeds Interest retained by Randolph after the NSR buyout is completed.

In addition, GMCD entered into an option agreement dated December 24, 2003 (the "Merritt Lease") relating to three claims. The property encompasses a total of 25 ha. Pursuant to the Merritt Lease, GMCD has the right for a period of 10 years, which period may be extended to 30 years, to purchase the claims upon payment to the owner of US$50,000 per claim. To maintain these rights, GMCD must make annual lease payments on or before January 1 of each year of US$1,000 per claim. The cost of these payments may be deducted from lease payments payable under the Randolph Lease.

On February 8, 2005, the Company entered into an option agreement with TCAI, a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI could earn up to a 65% joint venture interest in the Monitor property. TCAI completed a program in 2005 that included geological mapping, sampling and a geophysical survey. After completing a six-hole, 1,160 metre diamond drill program in January 2006,

TCAI terminated its agreement on the Monitor property in October 2006. During 2006, the Company received an option payment in the amount of US$50,000 from TCAI prior to it terminating the agreement.

A Technical Report dated May 19, 2004 in respect of the Monitor prospect was prepared by Randall L. Moore, P. Geo., an independent private consultant at the time and "Qualified Person" as such term is defined in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"). An updated Technical Report dated March 21, 2007 was prepared by Kurt T. Katsura, RG#1221, an independent private consultant and Qualified Person. Both technical reports have been filed on SEDAR and can be found at www.SEDAR.com. The following information is summarized from the updated technical report which readers are encouraged to review in its entirety.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the project from Tucson is via Arizona State Route 77 for about 70 miles to the Dripping Springs road turnoff, then northwest for 10 miles to the east side of the project. Several four-wheel drive jeep trails off Dripping Springs road provide access to the central and southern portions of the property. The northern and northwest parts of the property are extremely rugged and do not have road access.

Climate is typical for the southwest region of the United States, with cool to moderate winters and hot summers. Winters often have freezing temperatures at night with daytime highs around 5-10° C. Summer temperatures range from 20° C at night to 35-40° C during the daytime. Rainfall is heaviest during late July and August, averaging approximately 90 mm in August, and lightest in May and June where rainfall averages approximately 10 mm per month.

The property is easily accessible from Miami-Globe and Tucson, Arizona which are capable of supplying any labour, equipment or service requirements for conducting exploration or mine-related activities..

Currently, there is no infrastructure on the property. However, power and services are located within just a few kilometres of the property both to the east, where several ranches.are located, and to the west, where the Ray mine complex is located.

Surface rights attached to both federal lode claims and State of Arizona Mineral Leases allow for the development of the property. The GMC property has sufficient area, and the topography is such that the property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal and processing areas.

The Monitor property straddles the divide of the Dripping Springs Mountains with elevations ranging from 1,000 to 1,400 metres. The range is typical of Basin and Range development with major fault systems paralleling the range fronts along the eastern and western margins.

Vegetation consists of native species of cactus, brush, grasses and trees, generally with most growth forming on north facing slopes and drainage bottoms.

History

Historical records indicate that copper and silver mineralization were discovered and exploited in the mid- to late- 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor Mine and from small open cuts and pits at several locations across the Company's property.

Review of historical data obtained from the Arizona Divisions of Mines indicates production grades of 1.89% copper and 6.61 oz/t silver based on smelter returns between 1944 and 1956. The property was held by the Hagen family of Globe, Arizona from the 1940's through the 1990's when it became available for staking. Data from this time period is scarce though some drill results have been obtained. Most of the holes were shallow, 15 to 30 metres in depth, and were drilled at close spacing to define shallow mineralization hosted within the shale sequences. These areas were later extracted as small pits and open cuts and are located at the Saddle Zone, Big Cut and the Silverado.

Geologic Setting and Mineralization

The Monitor property is situated in close proximity to the Ray porphyry copper deposit and because of this, it is important to have an understanding of the Ray system and to highlight similarities to the GMC property in order to better understand the potential of the Monitor system.

The Ray Mine covers an area of 2,300 ha. and is situated in Pinal County, Arizona about 115 km north of Tucson near Hayden, Arizona. This open-pit mine has been a major source of copper since 1911, producing an estimated 5 million tons of copper since its inception. Until 1955, mining was accomplished by underground block caving and shrinkage stope methods. In 1955, the mine was completely converted to open pit mining with the bulk of the production from sulfide ore using recovery by concentrating and smelting. Beginning in 1969, a significant production contribution has been from the leaching and solvent extraction electrowinning method of silicate and oxide ores. Published reserves in the deposit as of 1992 were 1.1 billion tons at 0.6% copper. The Ray deposit contains significant metal values in molybdenum and silver as well as copper.

Southeastern Arizona, as a metallogenic province, is characterized by large copper deposits, mostly porphyry type, formed in the Laramide time interval (Late Cretaceous-Paleocene). Years of study in Arizona have established that many porphyry copper districts are localized along major regional crustal structures or at intersections of these structures. From empirical data it is indicated that the most influential controlling structures for known porphyry copper deposits in the Southwest consists of two types: 1) long continuous faults or shear zones of WNW strike which are believed to be part of the transcontinental Texas Lineament; and 2) dilational fault/dike/vein/intrusive zones of northeast to east-west strike and Laramide age intrusive bodies.

Two potential deposit types or models have been identified on the Monitor property which were not tested by the TCAI drill program. The first target type has been exploited by past mining activities and is represented by bulk mineable, oxidized, copper-silver mineralization hosted within the permeable thin-bedded shale sequences of the Dripping Springs Quartzite and the Pioneer Shale. There are three locations on the property where this type of mineralization is exposed. GMC sampling of these areas has produced the following results:

Sample Numbers	Area	Sample Type	Sample Length (metres)	Copper (%)	Silver (grams per ton ("gpt"))
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

Potential for this type of mineralization will depend on finding areas where there is lateral continuity in the mineralization. This will be a function of a well developed structural fabric to provide both the pathway for mineralization and the fracturing needed to create sufficient ground preparation.

There are several Self Potential ("SP") geophysical anomalies which were developed around these target areas. These anomalies would indicate that there is a sulfide component or an un-oxidized portion to the sediment hosted mineralization. It is important to note that any un-oxidized portion of this type of target would likely have no SP expression and that the corresponding SP anomalies may be outlining only a small portion of these targets.

The second target type on the GMC property is a potential buried porphyry copper system. This target is supported by:

- a distal geochemical signature of lead and zinc,
- molybdenum geochemistry suggestive of a porphyry system with values in the 20 to 100 ppm range being common and a high of 443 ppm,
- two Induced Polarization ("IP") anomalies associated with a magnetic high,
- a large SP geophysical anomaly indicating the presence of a large sulfide body,
- clay-sericite alteration of rhyodacite porphyry dikes and some of the arkosic sediments,
- structural setting characteristic of many of the Southwest porphyry systems (NE-SW and NW-SE), and
- a large circular feature centred on the Merrimac area suggestive of a fracture pattern around a buried intrusive.

The TCAI drilling did not test for a deep porphyry copper system on the Monitor property. However, TCAI's final report stated that three lines of dipole-dipole ("DPDP") IP identified two IP anomalies associated with a magnetic high in the southern portion of the property. They found that there is a moderate chargeability high, about 1,000 by 500 metres in size and at a depth of 100 to 400 metres, sitting on the west side of the magnetic high. In their conclusions, they recommended that these two anomalies be drill tested for porphyry style mineralization as part of a proposed Phase Two drilling program. These targets have not yet been drill tested.

Copper and silver (+/- lead and zinc) mineralization occurs in various forms and settings on the Monitor property. Mineral controls are both structural and formational. Structural settings for mineralization are typically high-angle, normal, NE to E-W and NW trending faults with copper and silver values being the highest within the fault plane and fractured wallrock. Structural intersections are

important in creating a wider distribution of higher-grade material and localizing mineralization into high-grade shoots, which were exploited in the past by the underground mines.

Within thin-bedded shale units copper-silver mineralization is observed to be distributed over wide areas occurring along both bedding and fracture planes. This type of mineralization is developed in areas where the shale units are cut by NE to E-W and NW trending structures with the highest grades associated with the most complex structural settings. Copper and silver values are highest in and around structures and within the thin bedded units. Values decrease within the more massive quartzite units.

The most significant surface samples generated the results summarized in the above chart.

In addition, some underground sampling was conducted in the Merrimac zone where a short underground tunnel was developed in the past. Sampling was in the form of a continuous channel cut along the wall of the drift. Samples were three metres in length and produced values of 1.45% copper and 65.6 gm/t silver over 21 metres.

Sulfide minerals are not commonly found in this oxidized environment though chalcopyrite, bornite, tetrahedrite, tennantite, chalcocite, argentite/acanthite, galena, sphalerite and pyrite have all been observed in outcrop. Common copper minerals within outcrop exposures include azurite, malachite, chrysocolla, cuprite and neodicite, with silver generally occurring in the form of silver chloride or chlorargyrite.

Exploration

A total of 109 rock-chip and 50 soil samples were collected by TCAI during 2005 and 2006 field work. Sample locations were confirmed with hand held GPS units. The samples were analyzed for 29 elements including base and precious metals, major oxide elements, and minor elements by Inductively Coupled Plasma ("ICP") and atomic adsorption ("AA") methods.

The 2005 TCAI sampling was focused on small mines and prospects in the Monitor mine area to better determine the overall distribution of copper mineralization and quantify metal grades in mineralized structures. Reconnaissance sampling in 2006 (69 total samples) was targeted primarily at high-angle structures in Apache Group rocks and altered diabase in the southern half of the property. The 2006 sampling did not identify significant copper geochemical anomalies. Isolated samples of silicified carbonate contain anomalous metal values but alteration zones are typically small. Samples of weakly altered diabase generally do not contain anomalous metal values and the highest copper assay obtained was 230 ppm.

The Company completed six northwest-southeast oriented soil lines that cover a large block of ground bounded by the main Monitor drainage on the north and a major drainage to the southeast along Chimney and Indian Springs. The sampling by the Company defined a broad zone of elevated copper (greater than 50 ppm copper) in soils with local single point anomalies of greater than 300 ppm copper. Most of the higher copper values occur in the central Monitor area between the Merrimac mine and Big Cut pit. Anomalous lead and silver are co-spatially located with the high copper from GMC soil samples. TCAI extended four of the existing GMC soil lines to the northwest to cover favourable ground between the Monitor mine drainage and the Cottonwood Spring drainage. The TCAI soil sampling extended the broad zone of anomalous copper and 46% of the new soil samples contained greater than 100 ppm copper. Anomalous lead and zinc (hundreds of ppm) is associated with some high copper values. Silver values are very low, generally below the detection limit (less than 0.4 ppm silver), and only scattered molybdenum is present (2-4 ppm molybdenum).

(a) 2005 Diamond Drill Program

During the period from November 11, 2005 to January 18, 2006, TCAI contracted Layne-Christensen to complete six diamond drill holes, totalling 5,445.5 feet (1,660 metres) at the Monitor project. The drill core was logged and sampled by TCAI geologists in a core processing facility in Hayden, Arizona. A total of 397 core intervals, totalling 2,374.5 feet were assayed (43.6% of drill core was sampled). Core sample intervals were cut in half using a standard tile saw in competent rock or were split by hand in crushed and broken intervals. The core was digitally photographed prior to sampling. Assay samples of split core were shipped to ALS Laboratory in Tucson for sample crushing and pulverizing. The pulps were then shipped to Global Discovery Lab in Vancouver, British Columbia for multi-element ICP and AA gold analysis.

The 2005 drill program was designed primarily to test for structurally-controlled vein and stockwork mineralization along the Rustler and Monitor-Merrimac fault zones in the area of historic production. The drilling failed to identify thick ore grade intercepts and precludes the presence of significant tonnages of additional high-grade copper-silver mineralization that was mined from shallow underground workings in the north project area. Drill holes MDH-02, MDH-03, and MDH-06 drilled across thick fault breccias, altered rhyodacite porphyry dikes, and structurally-controlled zones of weak mineralization that clearly represent the down-dip extensions of the Rustler and Monitor-Merrimac fault zones. The high-grade bornite-chalcopyrite fissure vein mineralization seen at the surface appears to pinch-out at relatively shallow depths in the structures and stratiform oxide copper zones appear to be restricted to small areas near the shallow veins.

The propylitic alteration observed in Pinal Schist in MDH-05 may have significant exploration implications for a deep porphyry target. MDH-05 is located more than 1 km south of the Monitor mine area where drill holes MDH-01, MDH-03 and MDH-04 all bottomed in unaltered Pinal Schist. The intensity of fracturing with epidote, potassium feldspar and specular hematite appears to increase with depth in MDH-05 and the alteration could represent the distal expression of a deeply buried porphyry system. Vectoring to a deep porphyry source is enigmatic with an isolated drill-hole; however the location of MDH-05 with respect to the deep magnetic anomaly east of Scott Mountain is within typical dimensions for an outer propylitic zone if the magnetic high represents a buried porphyry stock. Alternatively, the alteration may be a thermal contact phenomenon associated with the Madera Diorite intrusion and the absence of pyrite in the propylitic assemblage and very low copper geochemistry may support this conclusion.

(b) 2005 – 2006 Geophysical Surveys

In the summer of 2005, Zonge Engineering of Tucson carried out two lines (totalling 4.4 km) of DPDP IP to explore for mineralization associated with a porphyry copper deposit in a prospective geological and structural corridor, 600 by 2,000 metres in size. The 2005 IP survey identified shallow IP anomalies in the western half of the two lines.

Following the DPDP IP survey, Zonge conducted Vector IP and magnetotelluric ("MT") surveys on 21 stations spaced on a 500 metre grid, covering an area of four km by six km in dimension. The results showed a chargeability high zone coincident with the DPDP IP anomaly and remained open to the south southwest.

In the fall of 2005, Pearson, deRidder and Johnson, Inc. was contracted to fly 240 km of airborne magnetic survey over the entire property at 200 metre line spacing. The magnetic results exhibit a large

high zone in the south with an estimated depth to tops of 350 to 500 metres. This magnetic high is interpreted to be an intrusive.

Five of the six drill holes tested the down-dip extension of the surface mineralization associated with the Rustler Fault system. The source of the IP anomaly on line 6000N was explained by the sulfide mineralization intersected by the drilling. Hole MDH-05 was drilled to a depth of 1,450 feet to test the southern extension of the Vector IP high, but showed no significant mineralization.

(c) 2006 IP Surveys

The 2006 geophysics program was changed from property wide Vector IP and MT surveys to three lines of DPDP IP survey to examine the potential for mineralization associated with the large magnetic high in the south. The IP results were encouraging as two separate chargeability highs were identified.

In summary, the geophysical data suggests that there are still untested targets on the Monitor Property, including the magnetic anomaly which may indicate buried porphyry-style mineralization as recommended by TCAI.

Sampling Method and Approach

A total of 109 rock-chip and 50 soil samples were collected by TCAI during 2005 and 2006 field work. Sample locations were confirmed with hand held GPS units. The samples were analyzed for 29 elements including base and precious metals, major oxide elements, and minor elements by ICP and AA methods.

All analytical work conducted by TCAI was completed at Global Discovery Labs ("GDL") located in Vancouver, British Colombia, Canada. GDL is not ISO 9001:2000 certified, but does participate in Natural Resources Canada's PTP-MAL (Proficiency Testing Program for Mineral Analysis Laboratories) and does employee a Certified Assayer, Province of British Columbia to oversee and sign off on all assay work performed.

Exploration and Development

A number of significant exploration targets have been developed on the Monitor property. The TCAI drill program has shown that the possibility for high-grade structurally controlled mineralization does not exist immediately below the old workings in the Monitor area. Other targets remain untested which include copper-silver mineralization distributed over wide areas occurring along both bedding and fracture planes, and deep porphyry copper targets identified by both IP and SP geophysical techniques. To date the primary, large tonnage targets remain to be drill tested.

The updated Technical Report recommended that the porphyry copper targets be tested through a deep drill program. This will require a minimum of three holes located within the TCAI IP-magnetic high target areas and the GMC SP target area. Holes will need to be a minimum of 800 to 1,000 metres deep. Testing of these targets by drilling will require an additional expenditure of approximately US$550,000.

The Company has not yet determined whether it will proceed with the recommended drill program. The Company may explore the possibility of finding a joint venture partner for the testing of the deep porphyry targets at Monitor that would bring expertise in the evaluation of the economics and

viability of deep mining techniques, or may consider transferring the property to a separately funded entity in which the Company maintains a minority interest.

Expenditures

The property was optioned to TCAI in February 2005 and as a result the Company incurred only minor carrying costs of $18,532 during 2005 and $15,792 during 2006. On October 9, 2006, the joint venture agreement was terminated by TCAI. As of October 31, 2006, TCAI had incurred expenditures on the Monitor property totalling US$414,679.

Gold Lake (United States)

The Gold Lake property is located in Grant County, New Mexico in the White Signal Mining District near the small community of White Signal. The property is approximately 10 km south-southeast of the Tyrone porphyry copper deposit and 23 km west-southwest of the Chino and Santa Rita porphyry copper deposits.

GMC has identified a porphyry copper-molybdenum-gold target at Gold Lake which is expressed through surface geochemistry, by strong porphyry style alteration and a large SP geophysical anomaly. A total of 228 lode mining claims covering 1,589 ha. have been located by GMC on the Bureau of Land Management ("BLM") Stock Raising Homestead Lands. While the property has not been legally surveyed by GMC, all claims were located with the use of a global positioning system and tied to section corners and quarter-corners which were located in the field.

A claim holding fee of US$125 per claim must be made on or before September 1 of each year, to maintain the claims in good standing. These payments are made in advance of the current assessment year. None of the Company's lands are subject to any royalty obligations.

On May 1, 2006, the Company entered into a three-year Right of Exploration Agreement with an exclusive Option to Purchase covering nine patented claims with Mr. David Tulloch. Annual payments are US$3,000 in the first year, US$6,000 in the second year and US$10,000 in the third year, of which US$1,800 has been paid to date.

The Company has entered into surface use agreements with the local ranchers allowing for access and exploration of the lands under claim. The surface use agreements provide for access and the right to explore all lands where the Company controls the mineral rights through the location of lode claims. These agreements were executed with the McCauley and AT Cross ranches and each carry a three-year term. The annual payments required under the surface use agreements are US$3,600 and US$7,500, respectively. By entering into surface use agreements with the landowners, the Company will be able to conduct all exploration work without having to file a Plan of Operations with the BLM. If the surface use agreements are terminated or not renewed after the three year term, a Plan of Operations would need to be filed with the BLM for all activities.

A Technical Report dated March 21, 2007 in respect of the Gold Lake property was prepared by George F. Klemmick, Certified Professional Geologist, an independent private consultant and "Qualified Person" as such term is defined in NI 43-101. The Technical Report has been filed on SEDAR and can be found at www.SEDAR.com. The following information is summarized from the Technical Report which readers are encouraged to review in its entirety. The exploration on the property was carried out by Mr. Klemmick, Mr. Randall L. Moore, Vice President of North American Exploration for the Company and Dr. Jacob J. Skokan, a consulting geophysicist with the Company.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the Gold Lake property is gained by traveling from Silver City south on Highway 90 to the village of White Signal. Final access is east via either Whitewater Road or Separ Road to the property.

Temperatures range from a low of 24° F in January to highs of 85° F in July. There is plenty of sun and few very hot or very cold days. Spring is usually dry and may be windy. Wildflowers and other desert plants may bloom, depending upon winter moisture. Beginning sometime in July, the seasonal monsoon rains start. Average annual rainfall is 14.9 inches per year and the average temperature is 54° F. The average low temperature is 37° F (January). The average high temperature is 73° F (July). Snow occasionally falls in winter.

Grant County is largely rural, with a population of 30,000. Silver City has a third of the population. Mining has been an occupation in this area since well before the 19th century. The property is easily accessible from Silver City, New Mexico which is capable of supplying any labour, equipment or service requirements for conducting exploration or mine related activities. Silver City currently supports large open pit porphyry copper mining operations at Tyrone, Santa Rita and Chino.

Currently there is little infrastructure on the property. However, power lines do cross the property and services are located within just a few miles of the property.

Much of the surface is privately held while the mineral rights are under federal ownership. Most of the lands located by GMC are on BLM Stockraising Homestead lands that allow for the locating of federal mineral rights and the development of those rights through a Plan of Operations with the BLM or a surface use agreement with the land owner.

The GMC property has sufficient area, and the topography is such that the property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal, and processing areas.

Elevations in the central part of Grant County range from 1,500 to just over 1,800 metres. The Continental Divide is located just west of the Gold Lake property. This is a high desert area and a region of greasewood flatlands, yucca patches and carpets of creosote brush, and cacti in many varieties.

History

The vein and structural deposits within the district were mined to shallow depths, with the deepest workings being 300 feet (91 metres) and the majority less than 100 feet (30 metres) deep. Production was predominantly copper, silver, gold, uranium and radium, although minor amounts of fluorite, lead, bismuth, turquoise, molybdenum and garnet have been produced (Gillerman, 1967, Gillerman, 1964). Several of these historic workings are located within the GMC claim block, the most extensive of which are situated within the primary targets areas developed by GMC during the initial exploration work. Located just south and east of Saddle Mountain is a mineralized structure extending for approximately 300 metres in an east-west direction. Historic mining for copper was carried out over widths of up to five metres and to depths in excess of 40 metres (flooded workings prevent determining the total depth of mining). Just west of this occurrence is the historic Chapman turquoise mine which was mined for turquoise and copper in the late 1800's. There is a shaft located on a northeast-striking, one metre wide vein which exposed the copper mineralization. An adit was driven below the shaft which cut several subparallel veins up to one metre in width. Within the northern target area, just to the north of Saddle

Mountain, there are a number of historic workings which were exploited for gold in the 1890's. These include veins and structures with northeast orientations which have been mined to depths of 10 metres and over widths of two metres.

Geologic Setting and Mineralization

Gold Lake is situated in the southeastern portion of the Big Burro Mountains, which are a block-faulted remnant of an east-west trending structural high known as the Burro Uplift. The Big Burro Mountains are composed primarily of Precambrian granite of the Burro Mountain batholith which has been intruded by numerous Precambrian diabase dikes, the Tyrone quartz monzonite stock of early Tertiary age and early Tertiary rhyolite dikes and plugs. The Company has identified a quartz monzonite intrusive phase within the Gold Lake project area that intrudes a rhyolite plug suggesting a possible Tyrone equivalent intrusive event within this area. The Tyrone porphyry copper deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.). Santa Rita is also associated with a quartz monzonite intrusive of early Tertiary age (dated 53 +/- 1.3 m.y.). It is not unreasonable to assume that the Gold Lake quartz monzonite may be of similar age though no dates are available.

GMC has collected 156 rock chip samples, 247 silt samples and 155 soil samples in an effort to characterize the mineralization and develop targets at Gold Lake. The geochemistry along with the geologic and alteration mapping and SP geophysical work has identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system.

Rock chip, silt and soil geochemistry help to identify two areas of interest. Both are located in areas where the quartz monzonite has been identified. The largest and strongest geochemical anomaly is located southeast of Saddle Mountain. The second area is located to the north of Saddle Mountain. Both areas show strong geochemical signatures in copper, molybdenum, gold, silver, bismuth and uranium. Numerous historic workings are located within these areas which were generally exploited for copper and gold.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with 30 samples having greater than 1,000 ppm copper and a high value of 11.5%. Molybdenum values ranged up to 0.17% with nine samples recording values greater than 50 ppm. Silver values ran as high as 385 ppm with 10 samples being greater than 30 ppm. Gold values were as high as 29 ppm and seven samples contained more than 1 ppm. High values for uranium were 614 ppm and 17 samples had values greater than 30 ppm. Bismuth highs were 2,300 ppm and 20 samples were above 20 ppm.

Exploration

Exploration work on the property to date has consisted of geologic and alteration mapping, rock chip, silt, and soil geochemical sampling, and a SP geophysical survey. This work was completed by George F. Klemmick, AIPG CPG #10937, Randall L. Moore, Vice President of North American Exploration, WA. RPG # 1390, and Dr. Jacob J. Skokan, a consulting geophysicist with the Company since August 2005 to date. The objective of this exploration program was to define controls and to evaluate the extent of the copper-molybdenum-gold mineralization at Gold Lake, and to develop targets for future exploration efforts. The exploration work was planned and executed to conform to industry standards and methods.

Geologic and alteration mapping, geochemical sampling and geophysical surveying have identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system,

which is associated with quartz monzonite intrusive bodies having very limited surface exposures. Both rock chip, silt and soil sampling have identified areas of elevated base and precious metals values, and have defined at least two large anomalies and other exploration targets.

Sample results should be considered reliable and representative of the mineralization exposed on surface and from the historic workings, surficial cuts, and mine dumps. To obtain an accurate determination of potential lateral and depth extensions of mineralization, trenching and drilling will be required.

GMC has completed a SP geophysical survey over the Gold Lake property. The survey was designed to detect areas of sulfide mineral concentrations within the GMC land position. The survey has detected two high priority anomalies. The survey identified a strong 2,300 by 1,380 metre anomaly which has two lobes. The larger lobe is located in close proximity to a high-priority geochemical anomaly. The smaller lobe is located slightly west of and overlaps a portion of a second geochemical target area. The SP geophysical response suggests that a large sulphide body exists within the Gold Lake project area.

Targets

This early stage of exploration at Gold Lake precludes defining precise targets; however, the initial geological, geochemical and geophysical results do support the concept that Gold Lake represents the upper-level expression of a porphyry copper-molybdenum-gold system associated with previously unrecognized quartz monzonite intrusive bodies. The quartz monzonite appears to have intruded around the margins of the Saddle Mountain rhyolite plug, at or near the intersection of strong regional north-northwest and east-northeast trending structural fabrics. Only small outcrops of quartz monzonite have been identified to date, generally occurring as dikes and small plugs.

Zones of disseminated pyrite within the rhyolites, Precambrian granite and quartz monzonite have been identified and may be associated with a porphyry hydrothermal system. Typically these zones occur at or near exposures of quartz monzonite, and are geochemically anomalous in copper, molybdenum, gold and other elements as well.

Rock chip, silt and soil sampling have identified two primary target areas of significant geochemical enrichment, typified by elevated copper, gold, silver, +/- bismuth, and +/-molybdenum levels over combined areas in excess of 300 ha. These primary target areas are located to the north of and to the southeast of Saddle Mountain, and are only restricted by rhyolite and/or and alluvial cover. These two target areas have outcrops of quartz monzonite and are also characterized by ubiquitous hematite mineralization, which is hosted by both the quartz monzonite and by Precambrian granite. The hematite occurs at the sites of weathered pyrite casts and as specularite lining fractures.

Sampling Method and Approach

Sampling conducted on the property consisted of the collection of a total of 156 rock-chip samples, 247 silt samples and 155 soil samples. Silt and soil samples covered an area of roughly 1,000 ha. and this program was designed to identify areas with anomalous geochemistry for follow-up geological mapping and rock chip sampling.

Rock chip samples were collected as continuous chip, grab and select samples over an area of roughly 600 ha. Sampling was of a first pass or general reconnaissance nature in that rock chips were not collected at any set spacing and were designed to understand the nature of the mineralization and define the primary target areas. Future sampling should focus on the primary anomalies or targets and be

designed so as to define the extent of anomalous mineralization. Silt samples were collected over roughly the same 600 ha. area and were collected on all forks of the drainages, and at roughly a 100 metre spacing in and along the drainages. Soil samples were collected by digging to the base of the soil development horizon and collecting the material just above the zone where rock fragments first appear. Soil samples were collected at 50 metre spacings on north-south oriented grid lines. Grid lines were 300 to 400 metres apart. The soil sampling covers an area of roughly 450 ha. with some areas needing infill sampling to obtain complete coverage.

The continuous chip samples were designed to define mineral distribution and approximate overall grades within areas of known mineralization. They were collected perpendicular to the structure where possible and were cut across the full width of observable mineralization. Grab samples were collected to help define background geochemical levels within the various rock units and to evaluate metallic ion distribution and chemical zonation across the property. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore. This type of first pass sampling is typical in early stage exploration projects. This sampling provides a good overall representation of the mineralization and is designed to develop targets for follow-up investigation. The quality of the sampling appears to be good, with results from different rounds of sampling showing a good consistency of results within similar geologic settings. While select samples provide for high grade results, all such samples were noted and described as select in the data base thus avoiding any confusion and misrepresentation.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5%, with 30 samples having values greater than 1,000 ppm. Molybdenum values ranged up to 0.17%, with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm, with nine samples having values greater than 30 ppm. Gold values ranged up to 29 ppm, with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm, with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm, with 20 samples having values greater than 20 ppm. Sample widths vary from 0.1 to three metres and were selected to be representative of the geologic environment from which they were collected.

All assays were performed independently by Acme Laboratories in Vancouver, British Columbia, Canada, and by ALS Chemex in Sparks, Nevada, U.S.A. using ICP analytical methods. Internal lab checks were performed through analytical standards and the re-analyzing of certain samples and both methods showed consistent results with variations of generally on the order of 10% or less for gold, copper and molybdenum. However, six gold silt samples and four gold soil samples had variations of greater than 10% on re-analysis.

All samples were collected by or under the direct supervision of a "Qualified Person". Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior to the material being shipped to the qualified laboratory. The samples were transported by trusted Company personnel to a freight forwarding company for shipment to the Acme or ALS Chemex laboratories via standard freight transporters. Results are checked by re-analysis of 3% of the samples by both ACME and ALS Chemex laboratories, both of which are ISO 9001:2000 certified laboratories, who also inserted 7% blank samples and/or standard samples in each batch analysed to ensure accuracy. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with metal content greater than the accurate detection limits for the ICP methodology were re-analyzed using standard assay methods. When results are received, they are checked against their geological context and the field locations and descriptions are cross referenced with the results and sample numbers to check accuracy.

As part of the target development on the property and a better understanding of the mineralization, continued surface rock chip and soil sampling will be required. This should be followed by drill sampling to test lateral and vertical continuity of the mineralization.

Exploration and Development

The initial investigation of the Gold Lake property has identified target areas for follow-up exploration. All activities have been surface investigations with the exception of the geophysical work and thus no mineral resources or reserves have been identified. In order to define a reserve or resource, drilling will be required.

The Company plans on completing additional surface work, focussing on more detailed geological mapping and continued geochemical sampling, including completion of the soil grid samples. Once the final surface work has been completed, the Company believes a 3,048 metre drilling program is justified. The estimated costs for completing this program is US$896,000.

The Company has not yet determined whether it will proceed with the recommended exploration program. The Company may seek a joint venture partner to fund the program or may consider transferring the property to a separately funded entity in which the Company maintains a minority interest.

Expenditures

Exploration costs incurred at Gold Lake in 2006 totalled $189,413 and in 2005 totalled $180,477.

Canasta Dorada (Mexico)

The Canasta Dorada concession in the northwest corner of the State of Sonora, Mexico, near the town of Caborca, in the particularly enriched gold province extending from southern California through northern Sonora along the proposed Mojave-Sonora Megashear. Mines in this well-established trend include Mesquite (5,000,000 oz), Picacho (500,000 oz) and Padre-Madre in the Yuma area of extreme southwestern Arizona and southeast California, and La Cholla (350,000 oz), La Herradura (3,000,000 oz), and Chanate (+500,000 oz) in the Caborca region of northwest Sonora, Mexico. The property is approximately 28 km north of Caborca, approximately 285 km north of Hermosillo, and is 190 km southwest of Tucson, Arizona.

The Canasta Dorada gold property consists of a total of three concessions covering 159 ha. On August 17, 2006, the Company entered a purchase agreement for the El Basurero, El Basurero No. 2, and El Basurero No. 3 concessions with the underlying owner Mr. David Figueroa Coronado. The three concessions require payments of US$3,054.97 in 2007 to the Mexican Government to maintain them in good standing. The Company paid US$25,000 upon signing the agreement with Mr. Figueroa and an additional US$25,000 on February 15, 2007. Additional payments are due as follows:

Payment Date	Amount to be paid
August 17, 2007	US$50,000
February 17, 2008	US$75,000
August 17, 2008	US$200,000

February 17, 2009	US$300,000
August 17, 2009	US$375,000
February 17, 2010	US$450,000
August 17, 2010	US$500,000
August 17, 2011	US$1,000,000
Total Payments	**US$3,000,000**

In addition, the property owner retains a 1% NSR royalty on the property.

GMC has also entered into surface use agreements with the ranchers who control the surface rights within the concession area. The agreements will allow for access, exploration and development of the lands under claim as well as a Right of First Refusal for the purchase of the property. The agreements each have terms of five years and require annual payments of US$7,000 and US$8,000, respectively.

Under Mexican regulations, the concessions (claims) are staked by erecting (or utilizing existing) surveyed monuments from which the corners of the claim are defined by written description. The actual location of the claim is determined from the point of location of the mineral monument in the field. Title to the claim is by a normal license ("Titulo de Concesion Minera de Exploracion") registered with the Mines Division of the Mexican Government (Secretaria de Economia, Coordinacion General de Mineria, Direcion General de Minas) and is considered secure. Title for El Basurero, El Basurero No. 2 and El Basurero No. 3 is registered in the name of Mr. David Figueroa Coronado.

Semi annual surface taxes and annual exploration expenditures are required to maintain the claims in good standing.

The Company believes that there is good potential for the mineralization in the sampled area to be more extensive both laterally and vertically. Initial mapping suggests that the mineralized zone is open to all directions under alluvial gravels or within down dropped structural blocks.

A Technical Report dated March 21, 2007 in respect of the Canasta Dorada prospect was prepared by Kurt T. Katsura, an independent private consultant and "Qualified Person" as such term is defined in NI 43-101. The Technical Report has been filed on SEDAR and can be found at www.SEDAR.com. The following information is summarized from the Technical Report which readers are encouraged to review in its entirety. The exploration on the property was carried out by, or under the direct supervision of a Qualified Person. The Qualified Person on the project is Mr. Randall L. Moore, Vice-President of North American Exploration for the Company.

<u>Accessibility, Climate, Local Resources, Infrastructure and Physiography</u>

Access to the property is gained overland from Caborca, which lies along Highway 2, the major two-lane highway across northern Mexico. A graded gravel road extends for eight km north from Caborca, and then follows improved dirt ranch roads for 20 km to the property.

Climate is typical for the Sonoran Desert, with relatively dry, cool to moderate winters with temperatures ranging from -2-10° C, and hot summers with temperatures that average 40-45° C. Rainfall is

heaviest during the summer monsoon season and from Pacific storm systems which generally last from June through early September. Average annual precipitation is 259 mm, as recorded at nearby Pitiquito station, which is located approximately 30 km southeast of the property.

The property is readily accessible from Caborca, which has a population of approximately 70,000, where there is a capable supply of any labour, equipment or service requirements for conducting exploration or mining related activities. Caborca is located along Highway 2 and there is ready access to Hermosillo, Tucson, and other major supply centres.

Currently there is little infrastructure at Canasta Dorada. However, improved gravel roads and power lines do cross southern portions of the Property or are in close proximity. The status of available water is unknown, but several of the prospect shafts contained water during November 2006.

The Property has sufficient area and the gently rolling topography is such that the property could be developed by typical open-pit or underground mining methods. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout, which would include the location of storage, waste disposal, and processing areas.

The Canasta Dorada property is located in the northwest corner of the state of Sonora, within the Altar desert, which is a subset of the Sonoran desert, and is bordered on the north by Cerro Basura and the Sierra la Gloria. These are NW-SE oriented mountain ranges that are typical Basin and Range fault blocks. The property lies in the dissected undulating hills that slope gently to the south, which are covered by alluvial and pediment veneer and are to the south of the ranges. The hills within the property are incised by drainages that locally follow traces of underlying bedrock structures and expose low-angle thrust faults, a possible detachment fault and several NW striking, high-angle structures. The entire property area is vegetated and covered by a moderate density of cacti, creosote, and sparse grasses. The surface in the property is currently utilized for grazing cattle.

History

Very little is known about the early prospecting in the project area. Historical workings are scattered across the claims in several distinct areas, that include: shallow trenches and pits that exploited alluvial deposits directly overlying an area of NW-striking stockwork veins in the Placer Area; shafts and pits that explore steeply dipping NW-striking veins and sheared structures in the Pique Viejo area; and the mineralized low-angle structures and faults in the Big Pit area, which has been the focus of GMC's exploration work. Based on local sources and historical evidence, it appears that the Pique Viejo area was possibly worked during the late 1800's through early 1900's. In the Placer area, there is evidence of old pits and trenches and dry wash equipment indicating that the area is still being used by locals to recover gold on a seasonal basis, possibly during the monsoon season when there is available water in the draws.

The Big Pit area consists of a number of trenches and open cuts that were exploited during the 1980's and were probably developed around earlier working similar to those in the Pique Viejo area.

Mining on the concession was conducted by the underlying owner in 1980 and lasted only a few months. Material was excavated by open cut, crushed and run through a gravity circuit to recover the coarse gold. The remaining material was subjected to cyanide leaching in an offsite location to recover the remaining gold. The operation was terminated due to declining prices and lack of permits for the cyanidation process. Total material removed during the open cut production was less then 5,000 tons. There is evidence of older dry wash placer operations on portions of the property, but there are no records

documenting the time or extent of this production. There is also evidence of previous drilling in the southern portion of the property which probably date to the early 1990's.

Geological Setting

The geology of northwest Sonora is complex and records the early development along the edge of the North American craton, with a possible accreted Jurassic volcanic arc terrane, regional metamorphism is associated with the emplacement of intrusions and orogenic episodes, followed by Basin and Range-style rifting. A prominent structural zone, the Mohave-Sonora megashear, strikes northwest through the region and has played an important role in the formation of mineral deposits in the region.

Exploration and discoveries of gold mineralization throughout northwestern Sonora, has increased since 1990. Many of the new deposits currently being mined exploit low-grade (1-2 gpt gold), micron size, disseminated mineralization along a northwest-trending zone characterized traces of the Mojave-Sonora megashear, a broad NW-striking structural zone, and northeast regional thrusts and associated tear faults in the northwestern portion of the zone. Deposit types include veins and breccias, discontinuous quartz veins, a carbonate sedimentary-hosted deposit and several structurally controlled deposits. Mineralization is hosted by a wide range of rock units, including Proterozoic gneiss, Paleozoic sedimentary rocks, Late Jurassic granitic rocks and Cretaceous clastic and carbonate units. Recent erosion of pre-existing terrains and alluvial deposits have resulted in locally extensive Late Tertiary placer gold deposits near Caborca.

Many of the prospects and gold mines in the vicinity of the Canasta Dorada property are associated with low-angle faults and mylonitic zones, high-angle sheared fault zones and exhibit felsic dikes that appear to be genetically associated with mineralization. The vein mineral assemblage and fluid inclusion data from some of these deposits suggest that they are mesothermal systems. Deposits such as La Herradura, Mesquite, San Francisco, Chanate and the Canasta Dorada project are characterized as "gold only deposits", and lack any strong trace element signatures as is commonly associated with base metal or epithermal systems. The age of mineralization appears to be late Mesozoic or Laramide.

The Canasta Dorada project is in an early stage of exploration, and the geology and understanding of mineralization is evolving. The current understanding is based on very poor outcrop exposures across much of the property, which has a thin veneer of alluvial and pediment cover.

Detailed geological mapping and sampling by the Company has focused on the northern portion of the Basurera claim group, primarily in the vicinity of the Big Pit area, with reconnaissance work in the Placer area, and to the south and southwest in the Pique Viejo area. Mineralization exposed in the Big Pit consist of a series of trenches that were excavated by the claimant during the 1980's to expose a flat-lying mineralized zone and provides a window into the complex geology that lies beneath the pediment cover. These trenches provide the best vertical exposure of the sedimentary units and low-angle structures on the property, which is hidden beneath Quaternary alluvial material.

The Property lies north of the Mojave-Sonora megashear, which is a significant regional control observed at other bulk mineable gold deposits in northwestern Sonora. The primary controlling structures at Canasta Dorada are low angle thrust faults which are parallel to sub-parallel to bedding. Exposures in the area prevent a detailed understanding of the structural setting outside of the hillside cut area. Here the low angle structural fabric appears to control the mineralization with introduced silica and iron showing some association with the gold mineralization. This exposed area of gold mineralization is down dropped to the north by a high-angle east-west striking normal fault with movement of less than 60 to 70 metres.

To the south, the gold system and the thrust fault are displaced by what appears to be a low angle detachment structure striking east-west and dipping south at approximately 20 degrees.

Indications of mineralization in the shear zone consist of pods, lenses and sill-like masses of quartz, brecciated quartz, and spatially associated but weak iron oxides after pyrite. The overall pyrite content appears fairly low (less than 1%). Some sedimentary layers have been completely silificifed, in the lowest trenches exposures, and thin discontinuous sills and dikes of a light-coloured, felsic intrusive have been argilically altered and appears to be associated with quartz veining, pyrite and higher gold values. These altered dikes and sills are almost identical to those described in the nearby Chanate gold deposit.

In the Big Pit area, all of the altered intrusive sills appear to be the low-angle sedimentary and shear fabrics. Only in one small location were high-angle quartz-sulfide veinlets observed that strike N70E and are parallel to the slickensides. At Canasta Dorada, it is likely that mineralization is syn-tectonic along a thrust fault zone of probable Laramide age, with a overprint of Mid-Tertiary extension or low-angle normal faulting along the thrust, as evidenced by many irregular, jagged curviplanar tension fractures oriented normal to the slickensides, and appears to be post-mineral.

In the Big Pit area, near the top of the hill on the east, there are outcrops and subcrop of a silica breccia unit similar to that observed in the bottom of the pit. This silicified zone appears to be conformable with bedding, and displays multiple periods of silicification and quartz veining and varying amounts of iron oxide likely derived from pyrite. Samples collected from this unit have values ranging from 0.094 gpt to 2.75 gpt gold. Fourteen samples each collected over an area of three by three metres averaged 0.78 gpt gold from this unit.

Currently there is no known drilling completed on the system so the lateral extent of the low-angle structure (and the gold system) has not been defined. There is no evidence that the gold system and the thrust fault will be truncated by the structures to the north and south. It is assumed that while there is some lateral displacement the system will continue at a deeper level as displaced by these structures.

Mineralization

The Company has collected 185 rock chip samples in an effort to characterize the mineralization and develop targets at Canasta Dorada, which were initially focused on the Big Pit area. The combination of geochemical sampling and geologic mapping have identified an area containing potentially ore-grade gold mineralization in this area with values ranging up to 6.74 gpt gold. There are 51 samples collected with values greater than 1 ppm gold, and the average of all 185 samples taken is 0.97 ppm and includes material from outside of the areas of gold mineralization, which include 146 samples with values greater then 0.10 ppm gold. The geochemical results from Canasta Dorada are of a similar order of magnitude to those initially found at Chanate, La Choya and La Herradura deposits during early exploration at those properties.

The geochemical sampling has focused on the exposed mineralization in the Big Pit area and generally consists of chip and channel samples over lengths of one to five metres, as determined by the geologist. In addition, samples have been collected in areas of outcrop, where individual samples were collected from a panel of three by three metre area. Results to date have shown that the mineralization is generally gold only with no distinct pathfinder or associated elements are observed. A summary of the sampling includes the following results:

Selected results from rock chip sampling in the Big Pit area

Sample Nos.	Sample Length (metres)	Gold (gpt)
115033	0.9	4.64
115005	1.2	1.61
115007	1.2	2.03
115031	1.2	1.51
115055	1.2	3.38
115053	1.2	2.59
115082	1.8	4.20
11054	2.4	3.61
115052	3.0	2.28
115008	3.6	3.45
115009-10 average	5.5	2.72
115040-43 average	12.9 in 4 continuous chip samples	0.91
115034-37 and 115044-45 average	19.8 in 6 continuous chip samples	2.8
115015-25 average	34.8* long bench represented by 11 vertical 1-3m samples	1.04
115065	3 by 3 panel	1.50
115073	3 by 3 panel	1.95
115074	3 by 3 panel	1.60
115076	3 by 3 panel	2.75
115071	3 by 3 panel	0.76

* The 34.8 metres is made up of 11 vertical chip samples, with lengths ranging from 1.2 to 2.4 metres (average length was 2.1 metres) that were collected along a 34.8 metre-long bench in the old-mine cut.

In the Big Pit area, significant gold mineralization has been defined by sampling in an area measuring approximately 200 by 375 metres. The average gold grade of the 94 samples collected from this area is 1.0 gpt gold. The mineralized zone is exposed over a vertical thickness of approximately 60 metres within the 200 by 375 metre area.

Mineralization is thought to extend beyond the exposures in the Big Pit trenches, and may extend both laterally beneath the fault to the south, and vertically. Initial mapping suggests that the mineralized zone is open in all directions under alluvial gravels or within down dropped structural blocks.

The results of the geochemical sampling conducted to date at Canasta Dorada have outlined a large area of potentially ore grade mineralization. Sampling has concentrated on collecting chip samples over lengths ranging from one to five metres from the old-mine cut which was the site of limited mining activity in 1980. A second area of mineralization has been identified 850 metres south-southeast of the Big Pit area in the Placer area, which shows evidence of dry-wash placer mining, where rock chip samples have returned values as high as 0.58 gpt gold.

Exploration

Exploration work on the property has consisted of geologic mapping, rock chip and silt geochemical sampling, and some limited SP geophysical surveys. This work was completed between September 2006 and the present time by Randall L. Moore, GMC Vice President of North American Exploration, WA. RPG # 1390, Dr. Jacob J. Skokan, a consulting geophysicist with the Company and Dr. William Rehrig. The objective of this exploration program was to define controls for the mineralization, evaluate the extent of the gold zones at the Property and to develop targets for future exploration efforts. The exploration work was planned and executed to conform to industry standards and methods.

Geologic mapping, geochemical sampling and geophysical surveying have identified the Big Pit area as the primary focus of exploration by GMC. Structures exposed in the trenches show mineralization along low angle and structurally sheared rocks similar to that currently being developed at Chanate, which has been reported to be a +500,000 oz gold deposit located 25 km southeast of Canasta Dorada. Rock chip sampling has identified an area of exposed gold mineralization covering an area roughly 200 by 375 metres in size. Within this exposure GMC has collected a total of 94 samples in the form of continuous chips of lengths varying from one to five metres and as area samples covering three by three metres. The average of all samples collected from the exposed zone average 1.0 gpt with a high of 6.74 gpt over 4.6 metres.

In addition, two other areas, the Placer and the Pique Viejo areas, have been identified on the Property to have potential to host gold mineralization.

Sample results should be considered reliable and representative of the mineralization exposed on surface. To obtain an accurate determination of potential lateral and depth extensions of mineralization, trenching and drilling will be required.

GMC has conducted SP surveys over a portion of the property and this data is currently being analysed and interpreted.

Sampling and Analysis

Geochemical sampling completed at Canasta Dorada consists of the collection of a total of 185 rock chip samples. Rock chip samples were collected as continuous chip, grab and select samples over an area of roughly 150 ha.

The continuous chip samples were designed to define mineral distribution and approximate overall grades within areas of known mineralization. They were collected perpendicular to the structure where possible and were cut across the full width of observable mineralization. Within the trench exposures, samples were cut vertically to cross the stratigraphy. Grab samples were collected to help define background geochemical levels within the various rock units and to evaluate metallic ion distribution and chemical zonation across the property. Select samples were collected to determine if there were any specific geochemical signatures and to characterize the ability of the system to generate

high-grade ore. This type of first pass sampling is typical in early stage exploration projects. This sampling provides a good overall representation of the mineralization and is designed to develop targets for follow-up investigation. The quality of the sampling appears to be good, with results from different rounds of sampling showing a good consistency of results within similar geologic settings. While selected samples were taken to determine if there were high grade gold mineralization, all such samples were noted and described as "select" in the database in order to avoid any confusion. In addition, the Company had several samples re-assayed using a bottle roll test to determine if there was any potential for "nugget" effect from a coarse gold factor in the sampling, particularly since there are dry placers immediately above mineralized bedrock in the Placer area, suggesting that any local sources for the placers contain coarse gold.

Geochemically gold appears to be the only element significantly enriched within the Canasta Dorada mineralized system. There is a slight elevation in silver values which show some correlation with gold, but not to any economic levels. Using the gold results from all of the samples collected from the Property, 79% are greater then 0.10 gpt, 63% are greater then 0.50 gpt and 28% are greater then 1.00 gpt. Silver values range from below detection levels of 0.2 gpt to a high of 5 gpt.

Assays were performed by fire assay on a 50 g sample by ALS Chemex in Vancouver, British Columbia, Canada. The ALS Chemex laboratories in North America are all registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. In addition to this ISO registration, ALS Chemex's Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada.

All samples were collected by, or under the direct supervision of, a Qualified Person. The Qualified Person on the project is Randall L. Moore, Vice President of North American Exploration. Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior to the material being shipped to the laboratory and no sample preparation was conducted by an employee, officer, director or associate of the Company. The samples were transported by trusted Company personnel and shipped to ALS Chemex in Sparks, Nevada via standard freight transporters or delivered to ALS Chemex in Hermosillo, Sonora, Mexico. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with geochemical content greater then the detection limits for ICP methodology were re-analyzed using standard assay methods. Initial analytical results were checked by re-analysis of 3% of the total samples by ALS Chemex. These facilities are an ISO 9001:2000 certified laboratory which insert a total of 8% blank and standard samples into each analyzed sample batch to ensure precision and accuracy. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy.

As part of the target development on the property and to gain a better understanding of the mineralization, continued surface rock chip sampling will be required. This should be followed by surface trenching and/or drill testing to test lateral and vertical continuity of the mineralization.

Exploration and Development

The primary target identified at Canasta Dorada is in the Big Pit area, where trenches have exposed a low angle structural zone that hosts significant gold mineralization, at ore grade levels, averaging nearly 1.0 g/t gold over an area 200 by 375 metres. Beyond the Big Pit area, mineralization is covered by alluvium and to the south is thought to be in fault contact with overlying barren rocks. The preliminary sampling and geologic mapping suggest that a system comparable to that being developed at

Chanate or the deposit at La Choya may be present at Canasta Dorada. The lateral extent and continuity of mineralization in the Big Pit area are unknown; however, trenching and drilling will be required to make these determinations.

Additional surface work is recommended for the Canasta Dorada property, which would focus on collecting additional detailed geologic information from mapping, additional geochemical sampling, trenching where feasible, followed by a Phase One drill program. This work has the potential to identify additional high-priority targets within the property and land position which would require a follow-up drill program. The Company has developed plans for a trenching and initial drill program that would test the thickness, extent and grade of this system, as well as explore some of the stockwork targets in the Placer area. Initially a 40-hole program is recommended with a follow-up program should results be encouraging.

It is estimated that this continuing exploration of the Canasta Dorada property will require an expenditure of US$3,000,000. A Phase One drill program, which would include initial drill testing of the gold target identified by the work to date would consist of 15,000 metres of core. This first drill program would be followed by a second phase once results are received and analyzed.

The Company has not yet determined whether it will proceed with the recommended exploration program. The Company may seek a joint venture partner to fund the program or may consider transferring the property to a separately funded entity in which the Company maintains a minority interest.

The Company incurred total expenditures of $134,708 at Canasta Dorada in 2006.

Other Properties (United States)

The Company holds a number of other early stage exploration properties in the United States other than those described above. These include the two porphyry copper prospects described below, one of which is optioned to TCAI, and one sediment hosted copper-silver prospect.

During 2006, the costs incurred by the Company on all of its properties in the United States totalled $317,284.

<u>Dragoon Porphyry Copper Prospect (United States)</u>

The Dragoon porphyry copper prospect is located in southern Arizona approximately 98 km east-south-east of Tucson. The property comprises 139 claims covering approximately 1,158 ha. and eight State of Arizona Exploration Leases covering approximately 1,588 ha. for a total of approximately 2,746 ha. of mineral rights controlled by the Company. A Claim Maintenance Fee must be made on or before September 1 of each year. These payments are made in advance of the current assessment year. The fee is US$130 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for each of the first two years and US$1.00 per acre for each of the third, fourth and fifth years. They also require minimum annual exploration expenditures of US$10 per acre per year for each of the first and second years and US$20 per acre per year for each of the third, fourth and fifth years. Proof of actual exploration expenditures must be submitted to the Arizona Department of State Lands no later than the filing date for application renewal.

The property is accessed by three km of dirt road from the highway passing through the town of Dragoon. The climate is relatively mild for southern Arizona and the property is accessible year round.

The property contains both of the following: areas of exposed "leached cap" in the southern portion of the property that to the Company's knowledge has never been drilled, and a larger area of related rocks buried beneath valley fill and other cover rocks. Geologically speaking, the leached cap is significant and can overlie enriched copper mineralization. Both Noranda and Kennecott have drilled into a leached cap environment in the adjoining down faulted block buried three hundred metres below the recent alluvial gravels and slide blocks.

The Company acquired its interest in the property pursuant to a lease agreement dated November 15, 2002 with Sterling Exploration of Albuquerque, New Mexico, United States. The agreement calls for a series of payments over 60 months and a royalty. To date, a total of US$85,000 has been paid, including payments made by BHP Billiton of US$20,000 in November 2005 and US$30,000 in November 2006. These lease payments may be made in shares of the Company (subject to board and all regulatory, including stock exchange, approvals) or cash. The Company has an option to purchase the property from Sterling Exploration upon payment of US$1,000,000 before November 15, 2007 or upon payment of US$1,500,000 thereafter.

In 2004, the Company continued geological, geochemical and geophysical activities to define the location of a porphyry copper system on the property.

In 2005, BHP Billiton completed a program of geological mapping and geochemical sampling, followed by a reconnaissance geophysical resistivity survey. This work led to the location of three deep diamond drill holes in the area. These holes, drilled in early 2006, were designed to test bedrock below very thick overburden of up to 481 metres. BHP Billiton informed the Company that weakly anomalous copper and molybdenum values were obtained from the diamond core samples. In April 2006, BHP Billiton notified the Company that these results provided insufficient incentive for it to continue with the project.

The Company incurred total expenditures of $42,101 in 2005 and $2,521 in 2006.

<u>Markham Wash Porphyry Copper Prospect (United States)</u>

The Markham Wash property, which consists of 209 federal lode claims covering approximately 1,747 ha. and 12 State of Arizona Exploration Leases covering approximately 2,710 ha., is located six km northwest of Phelps Dodge Corporation's Dos Pobres deposit near Safford, Arizona. The mineral rights controlled by the Company are situated along the Foothill-Butte Fault Zone. The Foothill-Butte Fault Zone strikes northwest from the Sanchez deposit located to the southeast and extends through the Lone Star, San Juan and the Dos Pobres deposits, all controlled by Phelps Dodge, prior to crossing lands controlled by the Company. The Company's mineral holdings within this productive mining district now total approximately 4,457 ha.

A Claim Maintenance Fee must be made on or before September 1 of each year to maintain the claims. These payments are made in advance of the current assessment year. The fee is US$130 per claim. Arizona Mineral Exploration Permits (Mineral Leases) cost US$2.00 per acre for each of the first two years and US$1.00 per acre for each of the third, fourth and fifth years. They also require minimum annual exploration expenditures of US$10 per acre per year for each of the first and second years and US$20 per acre per year for each of the third, fourth and fifth years. Proof of actual exploration expenditures must be submitted to the Arizona Department of State Lands no later than the filing date for application renewal.

The property has been leased from Rogers, Pawlowski and Laux pursuant to an agreement dated December 22, 2003. The agreement calls for a series of payments over 72 months and a royalty. The property may be purchased at any time during the term of the lease for US$200,000. The Company may also purchase all but 0.5% of the NSR royalty at any time for a total of US$1,000,000. On August 23, 2004, the Markham Wash agreement was amended to include a larger area of interest and require additional payments. An initial payment of US$7,500 was made on November 10, 2004.

In February 2006, the Company entered into an option agreement with TCAI whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash property. To complete an initial earn-in interest of 51%, TCAI must incur expenditures of US$3,500,000 on the Markham Wash property within five years of the effective date of the agreement, of which US$250,000 was a guaranteed commitment in the first year. Following its exercise of the option to earn the initial 51% interest, TCAI may elect to earn an additional 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study. TCAI met its first year obligations under the option agreement by incurring US$235,000 in exploration costs, including geological and geophysical surveys, and paying the Company US$15,000 in cash. TCAI also reimbursed the Company US$27,920 in land holding costs paid by the Company, as part of TCAI's first year expenditure obligation.

To date, the Company has paid US$30,000 and TCAI has paid US$30,000 in rental payments. The Company incurred total exploration expenditures of US$109,352 in 2005 and during 2006 the Company recovered a net US$13,270, primarily in respect of prior land payments.

Other Exploration Activities (Mexico)

During 2005, GMC established a subsidiary company, Minera Genminmex S.A. de C.V. ("Genminmex"), in the northern State of Sonora, Mexico and staked six properties and staked a seventh property in early 2006. The seven properties encompass 10,269 ha. Initial results from geology and sampling on the properties in recent months are encouraging, with a large copper, gold-bearing, "porphyry related", tourmaline-sericite hydrothermal system being mapped at one site. Grab samples have assayed up to 4 gpt gold, with anomalous copper and other metal values. Another property exhibits several square kilometres of quartz-sericite-pyrite alteration and scattered copper showings. Other land positions are gravel-covered, pediment exploration targets with varying amounts of favourable geochemical and geological features in adjacent outcrop.

The properties are held as leases with underlying claim owners or have been claimed directly by Genminmex. Claims are subject to an annual fee and work commitment.

During 2006 and 2005, the Company spent in aggregate $65,120 and $172,952, respectively, on its properties located in Mexico, primarily in the form of land payments, geochemistry and geophysical surveys. At year end 2006, the Company wrote off aggregate costs of $79,292 in respect of three of these properties.

Risk Factors

There are certain risks associated with the owning Common Shares of the Company that holders should carefully consider. The risks and uncertainties below are not the only risks and uncertainties facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company and cause the price of the Common Shares to decline. If any of the following risks

actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly. In that event, the trading price of the Common Shares could decline, and holders of the Common Shares may lose all or part of their investment. In addition to the risks described elsewhere and the other information contained in this Annual Information Form, holders of Common Shares of the Company should carefully consider each of, and the cumulative effect of all of, the following risk factors.

Exploration Stage Operations

The Company's operations are subject to all of the risks normally incident to the exploration for and the development and operation of mineral properties. The Company has implemented comprehensive safety and environmental measures designed to comply with or exceed government regulations and ensure safe, reliable and efficient operations in all phases of its operations. The Company maintains liability and property insurance, where reasonably available, in such amounts it considers prudent. The Company may become subject to liability for hazards against which it cannot insure or which it may elect not to insure against because of high premium costs or other reasons.

All of the Company's properties are at early stage exploration. Mineral exploration and exploitation involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to avoid. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities. The Company has relied on and may continue to rely on consultants and others for mineral exploration and exploitation expertise. Substantial expenditures are required to establish mineral reserves and resources through drilling, to develop metallurgical processes to extract the metal from the material processed and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that commercial quantities of ore will be discovered. There is also no assurance that even if commercial quantities of ore are discovered, that the properties will be brought into commercial production or that the funds required to exploit mineral reserves and resources discovered by the Company will be obtained on a timely basis or at all. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of the above factors are beyond the control of the Company. There can be no assurance that the Company's mineral exploration activities will be successful. In the event that such commercial viability is never attained, the Company may seek to transfer its property interests or otherwise realize value or may even be required to abandon its business and fail as a "going concern".

Additional Funding and Dilution

If the Company's exploration programs are successful, additional funds will be required in order to complete the development of its properties. The only source of future funds presently available to the Company is the sale of additional equity capital or the entering into joint venture arrangements or other strategic alliances in which the funding sources could become entitled to an interest in the properties or the projects. The Company's capital resources are largely determined by the strength of the junior resource markets and by the status of the Company's projects in relation to these markets, and its ability to compete for the investor support of its projects. If the Company does not raise the necessary capital to develop it properties, the Company may not be able to develop its properties and may lose its rights to those properties.

Issuances of additional securities will result in a dilution of the equity interests of the Company's shareholders.

Permits and Government Regulation

The Company's material properties are currently located in the United States and Mexico, and as such, the operations of the Company may require licenses and permits from various governmental authorities in both the United States and Mexico to carry out exploration and development at its projects. Obtaining permits can be a complex, time-consuming process. There can be no assurance that the Company or its joint venture partners will be able to obtain the necessary licences and permits on acceptable terms, in a timely manner or at all. The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company or its joint venture partners from continuing or proceeding with existing or future operations or projects. Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities. In addition, the requirements applicable to sustain existing permits and licenses may change or become more stringent over time and there is no assurance that the Company or its joint venture partners will have the resources or expertise to meet its obligations under such licenses and permits.

The mineral exploration activities of the Company are also subject to various laws governing prospecting, development, production, taxes, labour standards, occupational health, mine safety, waste disposal, toxic substances and other matters. Mining and exploration activities are also subject to various laws and regulations relating to the protection of the environment, historical and archaeological sites and endangered and protected species of plants and animals. Although the exploration activities of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration or development. Amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a substantial adverse impact on the Company.

Environmental Regulations

The Company's activities are subject to foreign environmental laws and regulations which may materially adversely affect its future operations. These laws and regulations control the exploration and development of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of plant and animal life, and the preservation of lands. These laws and regulations will require the Company to acquire permits and other authorizations for certain activities. There can be no assurance that the Company will be able to acquire such necessary permits or authorizations on a timely basis, if at all.

Property Interests

Many of the Company's property interests are the subject of lease agreements which give the Company the right to purchase the properties. To maintain the options to purchase, the Company is required to make certain lease payments to the property owner and to maintain the properties by paying government claim and other fees. If the Company fails to make the lease payments or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Acquisition of Additional Mineral Properties

If the Company loses or abandons its interest in one or more of its properties, there is no assurance that it will be able to acquire other mineral properties of merit, whether by way of option or otherwise, should the Company wish to acquire any additional properties.

Key Management

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Locating mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration personnel involved. The success of the Company is largely dependent on the performance of its key individuals. Failure to retain key individuals or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company's success. The Company has not purchased any "key-man" insurance with respect to any of its directors, officers or key employees and has not current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the *Canada Business Corporations Act*, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. The directors and most of the officers of the Company have either other full-time employment or other business or time restrictions placed on them and accordingly, the Company will not be the only business enterprise of these directors and officers.

Title to Properties

Acquisition of rights to the mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral properties may be disputed. Although the Company has investigated the title to all of the properties for which it holds concessions or other mineral leases or licenses or in respect of which it has a right to earn an interest, the Company cannot give an assurance that title to such properties will not be challenged or impugned. The Company can never be certain that it or its option partners will have valid title to its mineral properties. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify, and transfers under foreign law are often complex. The Company does not carry title insurance on its properties. A successful claim that the Company or its option partner does not have title to a property could cause the Company to lose its rights to that property, perhaps without compensation for its prior expenditures relating to the property.

Infrastructure

Development and exploration activities depend on adequate infrastructure, including reliable roads, power sources and water supply. The Company's inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company's operations and financial condition.

Foreign Political Risk

The Company's material properties are currently located in the United States and Mexico and, as such, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties. In addition, the Company has investments in exploration operations in Mongolia and Afghanistan. The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalization, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary mining permits, opposition to mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies as well as by laws and policies of Canada affecting foreign trade, investment and taxation.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions, including rock bursts, cave-ins, fires, flooding, earthquakes and other environmental occurrences may occur. It is not always possible to fully insure against such risks and the Company may decide not take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Commodity Prices

The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold and silver by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

The Company's revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold, silver or copper. The prices of these commodities are affected by numerous factors beyond the Company's control.

Repatriation of Earnings

There is no assurance that any countries other than Canada in which the Company carries on business or may carry on business in the future will not impose restrictions on the repatriation of earnings to foreign entities.

Competition

The mining industry is intensely competitive in all of its phases and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to

the discovery and acquisition of interests in mineral properties, the recruitment and retention of qualified employees and other persons to carry out its mineral exploration activities. Competition in the mining industry could adversely affect the Company's prospects for mineral exploration in the future.

Expected Continued Operating Losses

The Company has experienced losses from operations for each of the previous financial years since incorporation. The Company expects to incur losses, and possibly incur increased losses, for the foreseeable future.

No History of Dividends

The Company has never paid a dividend on its Common Shares and does not expect to do so in the foreseeable future. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant. Accordingly, it is likely that for the foreseeable future holders of Common Shares will not receive any return on their investment in the Common Shares other than possible capital gains.

Foreign Currency Risk

A substantial portion of the Company's expenses are now, and are expected to continue to be, incurred in foreign currencies. The Company's business will be subject to risks typical of an international business including, but not limited to, differing tax structures, regulations and restrictions and general foreign exchange rate volatility. Fluctuations in the exchange rate between the Canadian dollar and such other currencies may have a material effect on the Company's business, financial condition and results of operations and could result in downward price pressure for its products in or losses from currency exchange rate fluctuations. The Company does not actively hedge against foreign currency fluctuations.

Employees

At December 31, 2006, the Company had six full time employees and made use of a variable number of consultants as required for operations. The Company is subject to applicable labour laws and regulations in the countries of employment. None of the Company's employees is covered by a collective agreement.

Environmental Policy

The environmental policy of the Company provides that the Company is committed to balancing good stewardship in the protection of the environment with the need for economic growth. In particular, it is the Company's policy: to measure, maintain. and improve the Company's compliance with environmental laws and regulations; to place a high priority on environmental considerations in planning, exploring, constructing, operating and closing facilities; to place primary responsibility for compliance with environmental laws with operations management; in the absence of any regulation, to recognize and cost-effectively manage environmental risks in a manner that protects the environment and the Company's economic future; to promote employee involvement in implementing its policy; and to encourage employee reporting of suspected environmental problems. The Company ensures that all personnel and consultants working for the Company are aware of the importance of preserving the environment, that the Company's exploration activities are designed to have as small an impact as is practical while still achieving the exploration goal and that the Company only carry out activities that are

condoned by the authorities in each area in which the Company operates. There are no environmental regulation issues, which, to the Company's knowledge, have an adverse impact on the current exploration programs of the Company. To the Company's knowledge, its operations are in compliance with applicable environmental laws in the countries in which it is carrying out its exploration.

DIVIDENDS

The Company has not paid any dividends since incorporation in 1994. It is not anticipated that the Company will pay any dividends on the common shares in the foreseeable future. The actual timing, payment and amount of dividends paid by the Company would be determined by the board of directors of the Company based upon, among other things, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors of the Company considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares") and an unlimited number of special shares ("Special Shares"). As of March 26, 2007, 9,409,573 Common Shares and no Special Shares were issued and outstanding. The number of common share purchase warrants issued and outstanding as of December 31, 2006 is set out below. The material provisions of the Common Shares, Special Shares and common share purchase warrants are summarized below. All references to share amounts have been restated to give effect to the one-for-ten share consolidation which occurred in June 2003.

Common Shares

The holders of the Common Shares are entitled to one vote per share at all meetings of shareholders of the Company. Each Common Share entitles the holder thereof, subject to the prior rights of the holders of the Special Shares, to receive any dividends, when and if declared by the directors of the Company, and to the distribution of the residual assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

Special Shares

Holders of the Special Shares are entitled to one vote per share at all meetings of shareholders of the Company. Special Shares are convertible by the holders thereof, at their option, at any time, into Common Shares on a one-for-one basis, subject to adjustment in certain circumstances including if a receipt for a final prospectus qualifying the issue of Common Shares on conversion of the Special Shares is issued more than 12 months after the date of issue of such Special Shares in which case each such Special Share becomes convertible into 1.1 Common Shares. Each Special Share entitles the holder thereof to dividends, when and if declared by the directors of the Company in priority to the holders of Common Shares, and in event of the liquidation, dissolution or winding-up of the Company to receive from the property and assets of the Company an amount equal to $1.25 per Special Share, in priority to the holders of Common Shares.

Common Share Purchase Warrants

As at December 31, 2006, the Company had outstanding common share purchase warrants issued to investors as part of a private placement financing completed in June 2003 to acquire an aggregate of

2,018,000 Common Shares upon payment of the applicable exercise price, which is currently $1.86 per share and increases to $2.05 on June 25, 2007, and which expire on June 25, 2008.

MARKET FOR SECURITIES

The Common Shares of the Company are listed on the Toronto Stock Exchange under the symbol "GNM". The common share purchase warrants of the Company are not listed. Information concerning the trading prices and volumes on the Toronto Stock Exchange during fiscal 2006 is set out below:

Month	High	Low	Close	Share Volume
January 2006	$2.05	$1.46	$2.05	346,475
February 2006	$2.00	$1.55	$1.55	149,869
March 2006	$1.85	$1.55	$1.78	203,955
April 2006	$2.22	$1.66	$1.80	363,865
May 2006	$1.90	$1.50	$1.64	1,196,683
June 2006	$1.65	$1.55	$1.55	219,876
July 2006	$1.65	$1.55	$1.55	255,000
August 2006	$1.70	$1.55	$1.56	139,756
September 2006	$1.60	$1.55	$1.55	796,187
October 2006	$1.60	$1.05	$1.16	145,750
November 2006	$1.50	$1.15	$1.50	351,390
December 2006	$1.59	$1.30	$1.46	204,720

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets forth the name, province or state, country of residence, position held with the Company, principal occupation within the five preceding years and shareholdings of each of the directors and executive officers of the Company. Directors of the Company hold office until the next annual meeting of shareholders or until their successors are duly elected or appointed.

Name and Province/State of Residence	Position held with the Company	Principal Occupation	Director Since	Number of Voting Securities Owned(4)
Ralph G. Fitch(3) Colorado, United States	President, Chief Executive Officer and Chairman	Officer of the Company	1994	214,033
Lawrence A. Dick British Columbia,	Director	Consulting Geologist	1994	70,191

Name and Province/State of Residence	Position held with the Company	Principal Occupation	Director Since	Number of Voting Securities Owned[4]
Canada				
Murray Sinclair[1][2] British Columbia, Canada	Director	Managing Director, Quest Capital Corp. (merchant bank)	2003	-
Michael Winn[1][2] California, United States	Director	President, Terrasearch Inc. (consulting company providing analysis on mining and energy companies)	2003	40,000[5]
Tina M. Woodside[2] Ontario, Canada	Director	Partner, Gowling Lafleur Henderson LLP (law firm)	2002	5,000
Terrance Lyons[1] British Columbia, Canada	Director	Chairman, Northgate Minerals Corporation (mining company)	2005	-
William Filtness[3] British Columbia, Canada	Chief Financial Officer	Officer of the Company and Senior Consultant, Malaspina Consultants, Inc. (accounting services company)	—	5,000
Felipe Malbran[3] Santiago, Chile	Vice-President of South American Exploration	Officer of the Company	—	15,500
Richard Doran[3] Colorado, United States	Vice-President of Investor Relations	Officer of the Company	—	18,500
Randall L. Moore Oregon, United States	Vice-President of North American Exploration	Officer of the Company	—	-

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Each of Messers. Fitch, Filtness, Malbran and Doran are also executive officers of SASC, which prior to February 19, 2007 was a wholly-owned subsidiary of the Company.

(4) The information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

(5) Owned by MDW & Associates LLC, of which Michael Winn is a shareholder. Mr. Winn also beneficially owns 40,000 common share purchase warrants registered in the name of MDW & Associates LLC.

Each of the foregoing individuals has been engaged in the principal occupation set forth opposite his or her name during the past five years or in a similar capacity with a predecessor organization except for: Lawrence A. Dick who, prior to March 10, 2006, was President of Continuum Resources Ltd. (a resource company); A. Murray Sinclair who, prior to July 2003, was President, Quest Investment Corporation (a publicly traded merchant bank) and, prior to July 2002, was President, Quest Ventures Ltd. (a private merchant bank); and Randall L. Moore who, prior to September 2004, was an independent geological consultant/Resources Specialist for the State of Oregon.

As at March 26, 2007, the directors and executive officers of the Company and its subsidiaries as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 368,224 common shares of the Company, being approximately 3.9% of the issued and outstanding common shares. The information as to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by the directors and executive officers, but which are not registered in their names and not being within the knowledge of the Company, has been furnished by such directors and officers.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

The following information has been furnished by the directors and executive officers of the Company. Except as set out further below, no director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

a) is, as at the date hereof or has been, within the 10 years before the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

   i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

   ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

   iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b) has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

On February 25, 2002, New Inca Gold Ltd., presently Katanga Mining Limited (formerly Balloch Resources Ltd. (of which A. Murray Sinclair Jr. has been a director since 1998) and New Inca Gold Ltd.) ("NIGL") was issued a cease trade order from the British Columbia Securities Commission (the

"BCSC"), the Alberta Securities Commission and the Ontario Securities Commission for failure to file financial statements within the prescribed period of time and pay the filing fees. NIGL has since filed the financial statements and paid the filing fees as required by those securities commissions. Effective October 21, 2003, trading of the securities of NIGL resumed. The Alberta Order was rescinded on October 23, 2003, the Ontario Order was rescinded on March 6, 2003 and the British Columbia Order was rescinded on October 21, 2003.

On February 27, 2002, the BCSC delivered an order relating to an application by Mercury Partners & Company Inc. to overturn a decision of the Canadian Venture Exchange Inc. (as it then was), namely an approval to close a private placement of 4,000,000 common shares of the corporation which was completed in November 2001 (the "BCSC Order"). Subsequent to the private placement, Mr. A. Murray Sinclair was appointed a director of PetroFalcon Corporation (formerly Pretium Industries Inc.). Pursuant to the BCSC Order, PetroFalcon Corporation was required to place the matter before its shareholders and in order that the status quo be maintained to the greatest extent possible until the occurrence of the shareholders meeting, the BCSC considered it to be in the public interest to remove the applicability of exemptions from prospectus and registration requirements for PetroFalcon until the shareholders meeting was held. In addition, the BCSC, during that time period, removed the applicability of exemptions from prospectus and registration requirements for Quest Ventures Ltd. (as subscriber to the private placement referred to above) in respect of the 4,000,000 common shares received pursuant to the private placement referred to above. During this time, Mr. A. Murray Sinclair was also a principal of Quest Ventures Ltd. The approval of shareholders was sought and received in May 2002 at a meeting of shareholders.

Mr. Lyons is the President and a director of FT Capital Ltd. which is presently subject to a cease trade order in each of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec for failure to file financial statements since the financial year ended December 31, 2001. At the request of Brascan Financial Corporation (now Brookfield Asset Management Inc.), Mr. Lyons joined the board of FT Capital Ltd. and was appointed its President in 1990 in order to assist in its financial restructuring which is ongoing.

Mr. Lyons has also been a director since 1991 of International Utilities Structures Inc. ("IUSI"). On October 17, 2003, IUSI was granted protection from its creditors under the Companies' Creditors Arrangement Act ("CCAA") by the Court of Queen's Bench in Alberta. On March 31, 2005, an order was granted approving a final plan and distribution to creditors for IUSI under the CCAA. That plan was accepted by all parties and Mr. Lyons resigned as a director concurrent with the final order under the CCAA.

On October 13, 2006, NEMI Northern Energy & Mining Inc. ("NEMI") (of which William D. Filtness has been Chief Financial Officer since 2003) voluntarily sought and obtained protection under the *Companies' Creditors Arrangement Act* (the "CCAA") pursuant to an Order of the Supreme Court of British Columbia (the "Court"). On November 29, 2006, NEMI successfully closed an asset combination transaction with Hillsborough Resources Limited and Anglo Coal Canada Inc., following which NEMI filed with the Court a closing certificate which resulted in NEMI's full emergence from CCAA protection. All of NEMI's creditors, both secured and unsecured, were paid in full.

No director or executive officer of the Company or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain of the directors and officers of the Company and its subsidiaries are also directors, officers and shareholders of other companies and conflicts may arise between their duties as directors or officers of the Company and its subsidiaries and as directors, officers or shareholders of other companies. All such possible conflicts are required to be disclosed in accordance with the requirements of the *Canada Business Corporations Act* and the Company's Code of Business Conduct and Ethics and those concerned are required to govern themselves in accordance with the obligations imposed upon them by law and such Code.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's common shares is CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The register of transfers of the Company's common shares is located in Toronto, Ontario.

INTERESTS OF EXPERTS

Names and Interests of Experts

The Company's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7.

Mr. Kurt T. Katsura completed the NI 43-101 Technical Reports on the Monitor property in the United States and the Canasta Dorada property in Mexico referred to in "Description of the Business". Mr Katsura does not own any securities in the Company.

Mr. George F. Klemmick completed the NI 43-101 Technical Report on the Gold Lake property in the United States referred to in "Description of the Business". Mr. Klemmick does not own any securities of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.SEDAR.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of security holders involving the election of directors.

Additional financial information is provided in the Company's financial statements and MD&A for its most recently completed financial year.

AUDIT COMMITTEE INFORMATION

The following information is provided in accordance with Form 52-110F1 under the Canadian Securities Administrators' Multilateral Instrument 52-110 – *Audit Committees* ("MI 52-110").

The Audit Committee's Charter

The text of the Company's Audit Committee Charter is set out in Schedule "A" hereto.

Composition of the Audit Committee

Currently, the audit committee of the Company (the "Audit Committee") is composed of the following three directors: Messrs. Sinclair (Chair), Winn and Lyons. All three members are considered "independent" and "financially literate" (as such terms are defined in MI 52-110).

Relevant Education and Experience

Each member of the Audit Committee is financially literate, i.e., has the ability to read and understand financial statements. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and current and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is summarized below:

Name	**Education and Experience**
Mr. Sinclair (Chair)	Mr. A. Murray Sinclair holds a Bachelor of Commerce from Queen's University, Kingston, Ontario. He is the Managing Director of Quest Capital Corp., a merchant bank listed on the Toronto. London and United States Stock Exchanges that provides financial services to small and mid-cap companies operating primarily in North America. Mr. Sinclair is also a director and/or officer of other reporting companies.
Mr. Winn	Mr. Winn manages a consulting company that provides consulting and financial services to energy and mining companies. He is a director of Quest Capital Corp. and is also a director and audit committee member of several public companies operating in the mining and oil and gas sectors. Prior to starting his own company, Mr. Winn was a financial analyst for a southern California brokerage firm where he was responsible for the evaluation of small cap resources stock. Mr. Winn has a Bachelor of Science in geology and has completed undergraduate and graduate business courses.
Mr. Lyons	Mr. Lyons is currently Chairman, Northgate Minerals Corporation which operates the gold-copper Kemess Mine in northern British Columbia. Mr. Lyons is a director of several public and private corporations and currently serves as a director and chairman of the Audit Committee of Canaccord Capital Inc. Mr. Lyons received his MBA from the University of Western Ontario and Bachelor of Applied Sciences from the University of British Columbia.

External Auditor Service Fees (By Category)

For the years ended December 31, 2006 and 2005, PricewaterhouseCoopers LLP and its affiliates received or accrued fees from the Company and its subsidiary entities as detailed below:

	December 31, 2006 ($'000)	December 31, 2005 ($'000)
Audit Fees	53	30
Audit-Related Fees	19	17
Tax Fees	39	45
All Other Fees	51	-
Total Fees	162	92

The "Audit-Related Fees" noted above were paid to PricewaterhouseCoopers LLP in connection with the review of interim financial statements and accounting guidance in respect of certain property disposal agreements. "Tax Fees" related to tax compliance work in respect of Canadian corporate tax returns, U.S. corporate tax returns and information returns in respect of foreign affiliates and tax planning advice. "All Other Fees" related to professional fees incurred in respect of the preliminary prospectus filed by the Company's former wholly-owned subsidiary, South American Silver Corp., in December 2006.

SCHEDULE A

AUDIT COMMITTEE CHARTER

I. Mandate and Purpose of the Committee

The Audit Committee (the "Committee") of the board of directors (the "**Board**") of General Minerals Corporation (the "Company") is a standing committee of the Board whose primary function is to assist the Board in fulfilling its oversight responsibilities relating to:

(a) the integrity of the Company's financial statements;

(b) the Company's compliance with legal and regulatory requirements, as they relate to the Company's financial statements;

(c) the qualifications, independence and performance of the Company's auditor;

(d) internal controls and disclosure controls;

(e) the performance of the Company's internal audit function; and

(f) performing the additional duties set out in this Charter or otherwise delegated to the Committee by the Board.

II. Authority

The Committee has the authority to:

(a) engage and compensate independent counsel and other advisors as it determines necessary or advisable to carry out its duties; and

(b) communicate directly with the Company's auditor.

The Committee has the authority to delegate to individual members or subcommittees of the Committee.

III. Composition and Expertise

The Committee shall be composed of a minimum of three members, each whom is a director of the Company. Each Committee member must be "independent" and "financially literate" as such terms are defined in applicable securities legislation.

Committee members shall be appointed annually by the Board at the first meeting of the Board following each annual meeting of shareholders. Committee members hold office until the next annual meeting of shareholders or until they are removed by the Board or cease to be directors of the Company.

The Board shall appoint one member of the Committee to act as Chair of the Committee. If the Chair of the Committee is absent from any meeting, the Committee shall select one of the other members of the Committee to preside at that meeting.

IV. Meetings

The Committee shall meet at least four times per year and as many additional times as the Committee deems necessary to carry out its duties. The Chair shall develop and set the Committee's agenda, in consultation with other members of the Committee, the Board and senior management.

Notice of the time and place of every meeting shall be given in writing to each member of the Committee, at least 24 hours (excluding holidays) prior to the time fixed for such meeting. The Company's auditor shall be given notice of every meeting of the Committee and, at the expense of the Company, shall be entitled to attend and be heard thereat. If requested by a member of the Committee, the Company's auditor shall attend every meeting of the Committee held during the term of office of the Company's auditor.

A majority of the Committee shall constitute a quorum. No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present in person or by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously.

The Committee may invite such directors, officers and employees of the Company and advisors as it sees fit from time to time to attend meetings of the Committee.

The Committee shall meet without management present whenever the Committee deems it appropriate.

The Committee shall appoint a Secretary who need not be a director or officer of the Company. Minutes of the meetings of the Committee shall be recorded and maintained by the Secretary and shall be subsequently presented to the Committee for review and approval.

V. Committee and Charter Review

The Committee shall conduct an annual review and assessment of its performance, effectiveness and contribution, including a review of its compliance with this Charter. The Committee shall conduct such review and assessment in such manner as it deems appropriate and report the results thereof to the Board.

The Committee shall also review and assess the adequacy of this Charter on an annual basis, taking into account all legislative and regulatory requirements applicable to the Committee, as well as any guidelines recommended by regulators or the Toronto Stock Exchange and shall recommend changes to the Board thereon.

VI. Reporting to the Board

The Committee shall report to the Board in a timely manner with respect to each of its meetings held. This report may take the form of circulating copies of the minutes of each meeting held.

VII. Duties and Responsibilities

(a) Financial Reporting

The Committee is responsible for reviewing and recommending approval to the Board of the Company's annual and interim financial statements, MD&A and related news releases, before they are released.

The Committee is also responsible for:

(i) being satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in the preceding paragraph, and for periodically assessing the adequacy of those procedures;

(ii) engaging the Company's auditor to perform a review of the interim financial statements and receiving from the Company's auditor a formal report on the auditor's review of such interim financial statements;

(iii) discussing with management and the Company's auditor the quality of generally accepted accounting principles ("GAAP"), not just acceptability of GAAP;

(iv) discussing with management any significant variances between comparative reporting periods; and

(v) in the course of discussion with management and the Company's auditor, identifying problems or areas of concern and ensuring such matters are satisfactorily resolved.

(b) Auditor

The Committee is responsible for recommending to the Board:

(i) the auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(ii) the compensation of the Company's auditor.

The Company's auditor reports directly to the Committee. The Committee is directly responsible for overseeing the work of the Company's auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company's auditor regarding financial reporting.

(c) Relationship with the Auditor

The Committee is responsible for reviewing the proposed audit plan and proposed audit fees. The Committee is also responsible for:

(i) establishing effective communication processes with management and the Company's auditor so that it can objectively monitor the quality and effectiveness of the auditor's relationship with management and the Committee;

(ii) receiving and reviewing regular feedback from the auditor on the progress against the approved audit plan, important findings, recommendations for improvements and the auditor's final report;

(iii) reviewing, at least annually, a report from the auditor on all relationships and engagements for non-audit services that may be reasonably thought to bear on the independence of the auditor; and

(iv) meeting in camera with the auditor whenever the Committee deems it appropriate.

(d) Accounting Policies

The Committee is responsible for:

(i) reviewing the Company's accounting policy note to ensure completeness and acceptability with GAAP as part of the approval of the financial statements;

(ii) discussing and reviewing the impact of proposed changes in accounting standards or securities policies or regulations;

(iii) reviewing with management and the auditor any proposed changes in major accounting policies and key estimates and judgments that may be material to financial reporting;

(iv) discussing with management and the auditor the acceptability, degree of aggressiveness/conservatism and quality of underlying accounting policies and key estimates and judgments; and

(v) discussing with management and the auditor the clarity and completeness of the Company's financial disclosures.

(e) Risk and Uncertainty

The Committee is responsible for reviewing, as part of its approval of the financial statements:

(i) uncertainty notes and disclosures; and

(ii) MD&A disclosures.

The Committee, in consultation with management, will identify the principal business risks and decide on the Company's "appetite" for risk. The Committee is responsible for reviewing related risk management policies and recommending such policies for approval by the Board. The Committee is then responsible for communicating and assigning to the applicable Board committee such policies for implementation and ongoing monitoring.

The Committee is responsible for requesting the auditor's opinion of management's assessment of significant risks facing the Company and how effectively they are managed or controlled.

(f) Controls and Control Deviations

The Committee is responsible for reviewing:

(i) the plan and scope of the annual audit with respect to planned reliance and testing of controls; and

(ii) major points contained in the auditor's management letter resulting from control evaluation and testing.

The Committee is also responsible for receiving reports from management when significant control deviations occur.

(g) Compliance with Laws and Regulations

The Committee is responsible for reviewing regular reports from management and others (e.g. auditors) concerning the Company's compliance with financial related laws and regulations, such as:

(i) tax and financial reporting laws and regulations;

(ii) legal withholdings requirements;

(iii) environmental protection laws; and

(iv) other matters for which directors face liability exposure.

VIII. Non-Audit Services

All non-audit services to be provided to the Company or its subsidiary entities by the Company's auditor must be pre-approved by the Committee.

IX. Submission Systems and Treatment of Complaints

The Committee is responsible for establishing procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

X. Hiring Policies

The Committee is responsible for reviewing and approving the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditor of the Company.

Adopted by the Board on March 24, 2005.

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 07-05

General Minerals Corporation Files Fiscal 2006 Annual Financial Statements and Three NI 43-101 Technical Reports

March 30, 2007

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation (the "Company") reports that it has released its audited financial statements for the year ended December 31, 2006 and the related management's discussion and analysis of financial position and results of operations ("MD&A"). The Company has also filed its annual information form in respect of the year ended December 31, 2006.

The Company continues to be in a strong financial position with cash as at December 31, 2006 of $7.4 million.

In addition, the Company currently owns and controls 8.6 million shares of South American Silver Corp., a company listed on the TSX Exchange.

The Company has also completed and filed three National Instrument 43-101 - *Standards of Disclosure for Mineral Projects* technical reports on properties in the United States and Mexico. Reports have been completed on the Monitor copper-silver property located in Pinal County, Arizona, on the Gold Lake copper-molybdenum-gold property located in Grant County, New Mexico and on the Canasta Dorada gold property located near Caborca, Sonora, Mexico.

Copies of the audited annual financial statements, related MD&A, annual information form and technical reports can be found on SEDAR at www.SEDAR.com.

For further information, please contact:
William Filtness
Chief Financial Officer
Tel: (604) 684-0693
Fax: (604) 684-0642

REPORT ON
CANASTA DORADA PROPERTY
SONORA, MEXICO

Prepared for General Minerals Corporation

Kurt T. Katsura Oregon RG # 1221

March 21, 2007

TABLE OF CONTENTS

1.0 SUMMARY

The Canasta Dorada project lies within the newly discovered gold belt in northwestern Sonora, Mexico. Exploration of this property is currently in the initial stages, and the results from geologic mapping and geochemical sampling suggest that there is potential for significant gold mineralization in several areas on the Property, including the Big Pit area where Jurassic sedimentary rock units are mineralized along low angle structures, and in the Pique Viejo and Placer areas where high-angle faults and shear zones with stockwork veining cut sedimentary and intrusive rock units. Sampling in the primary target area, the Big Pit area, has resulted in 94 rock chip samples that average 1.0 g/t gold in structural sheared and mineralized Jurassic sediments and dikes. The geologic setting, structures and host lithologies are similar to other nearby deposits, including Chanate, which is currently being developed 25 km to the southeast of Canasta Dorada.

The total property position controlled by General Minerals Corporation ("GMC") is approximately 159 ha. The land is held as concessions and GMC has also secured surface use agreements from ranchers in the concession areas.

Gold prospects are scattered across northwest Sonora, and were historically prospected for high-grade ores on a small scale from as early as the 1700's to present day (Martinez, 1998). In the last two decades, following modifications in the Mexican "Reglamentary Law of Article 27", modern exploration has focused mainly on bulk tonnage targets, and have produced a number of significant discoveries of economic importance (Silberman, et al., 1988; Jacques and Clark, 1998). A few of these deposits have already been mined out (Summers and Hufford, 1998), one is in development stage (Clarke, 2006) and another has been increasingly productive for several years (la Garza, Noguez, et al., 1998). Examples of the gold deposits along this trend include Mesquite and Picacho in the Yuma area of extreme southwestern Arizona, and La Choya, La Herradura and Chanate in the Caborca region of northwest Sonora, Mexico (Figure 1). Mesquite and Picacho were the first modern mines in the Northern Sonoran Gold Belt to open and produce gold during the 1980's. They were soon followed by Hecla's La Choya deposit in the 1994. Soon thereafter, a Newmont-Penoles joint venture announced the discovery of La Herradura in a remote, sand-covered desert near the Gulf of California. Penoles became the mine operator; and, from what was initially considered to be of a minimal size, low-grade deposit, La Herradura has grown into a multi-million ounce operation with ever increasing "total" gold reserves. Chanate, located a few kilometers east of Caborca, is currently in mine development by Capital Gold Corporation and has many similarities to the Canasta Dorada project, and has a resource approaching a million ounces (Clarke, 2006) with indicated potential for half again as much possible production at current elevated gold prices. Therefore, GMC's Canasta Dorada property lies within a known auriferous region where significant new discoveries are still being found. Preliminary geological and geochemical data at Canasta Dorada suggest there is potential for gold mineralization similar to that currently being developed at nearby Chanate.


Gold Deposit
CANASTA
Tucson
Nogales
Yuma
Casa Grande
Tijuana
Mexicali
Ensenada
UNITED STATES
MEXICO
Puerto Penasco
Heroica Caborca
Magdalena
Santa Ana
Cananea
Agua Prieta
Lordsburg
Sonora
Hermosillo
PACIFIC OCEAN
Rosario
Guaymas
Santa Rosalia
Ciudad Obregon
Becum
Navojoa
Mulege
Huatabampo
El Fuerte
BAJA CALIFORNIA
Detail Area
N
150 km

Location Map
Sonora Mexico

Figure 1. Canasta Dorada Project location map.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Terms of Reference

Kurt T. Katsura, Registered Professional Geologist ("RPG"), a Qualified Person defined under National Instrument 43-101 ("NI 43-101"), was retained by GMC to prepare a Technical Report on the Canasta Dorada property (the "Property") located in the State of Sonora, Mexico. GMC believes that the success of its exploration program in 2006 on the Property has resulted in material changes that warrant the preparation of a Technical Report meeting the requirements of NI 43-101. GMC has engaged the writer, Kurt T. Katsura, RPG, to undertake an independent, technical review of the Property, which is documented in this report. This Technical Report is based on observations made and samples taken during my visit to Canasta Dorada from November 7, 2006 through November 8, 2006. Geologic and land status maps, assay certificates from geochemical sampling, and geophysical results were supplied by GMC. I have also made use of information from other sources generated by other geoscientists and have listed the sources in the report as references.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with a summary of the Canasta Dorada property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting the continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that GMC may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The technical information was generated by GMC during the fall of 2006. Geologic maps, results from geochemical sampling and geophysical results were supplied by GMC. I verified interpretations and results in the field during a visit to the Property.

2.4 Scope of Personal Inspection of the Property

I conducted a site visit in November 2006 to review the surface sampling and mapping program on the Property, and to directly examine the geological units, style of mineralization, and to conduct limited independent sampling. This information was utilized in compiling this report.

3.0 RELIANCE ON OTHER EXPERTS

I have visited the Property, collected samples from outcrops and reviewed and verified previous geologic interpretations of the data. In preparation of this report, I have relied on technical reports and data prepared by geologists of GMC. To the best of my knowledge, it is my understanding that this work was carried out in accordance with former National Policy 2-A, and would have been carried out by or under the direction of a *qualified person* given the current definition under NI 43-101. However, I have not determined if the providers of information are "Qualified Persons" as defined in NI 43-101.

This report may contain information relating to mineral title and legal agreements. While I am knowledgeable concerning these issues in the context of the mineral industry, I have not verified this information through my own research.

4.0 PROPERTY LOCATION AND DESCRIPTION

4.1 Property Location

The Canasta Dorada property is located in the northwest corner of the State of Sonora, Mexico, in the Municipality of Caborca. The Property is approximately 28 kilometres ("km") north of Caborca, approximately 285 km north of Hermosillo, and is 190 km southwest of Tucson, Arizona, at UTM NAD 27 Mexico E387,000, N3,418,800. Caborca is the nearest town with a population of approximately 70,000 and is located along Highway 2, the major two-lane highway across northern Mexico (Figure 1). Access to the Property is via improved dirt roads north from Caborca, past the city landfill, for 8 km and then northwest along improved ranch roads for an additional 20 km

to the Property. The total property position controlled by the GMC consists of approximately 159 ha. The land is held as concessions and GMC has also secured surface use agreements from ranches in the concession areas.



Figure 2. View of property looking north, Sierra La Gloria in the background, project area includes the grouping of reddish-colored, low hills left of center.

4.2 Property Description

The Canasta Dorada gold property position is made up of a total of three concessions covering 159 ha. GMC has entered a purchase agreement for the El Basurero, El Basurero No 2, and El Basurero No 3 concessions with the underlying owner David Figueroa Coronado. The three concessions cover an area totalling 159 ha and require payments of US$3,054.97 in 2007 to the Mexican Government to maintain them in good standing.

Under Mexican regulations, the concessions (claims) are staked by erecting (or utilizing existing) surveyed monuments from which the corners of the claim are defined by written description. The actual location of the claim is determined from the point of location of the mineral monument in the field. Title to the claim is by a normal license ("Titulo de Concesion Minera de Exploracion") registered with the Mines Division of the Mexican Government (Secretaria de Economia, Coordinacion General de Mineria, Direcion General de Minas) and is considered secure. The title for the El Basurero, El Basurero No 2 and El Basurero No 3 are registered in the name of David Figueroa Coronado.

Mining and mineral exploration by foreign companies is welcome and encouraged by the government of Mexico.

Semi-annual surface taxes and annual exploration expenditures are required to maintain the claims in good standing.

Canasta Dorada Mining Concessions

CONCESIÓN	Title Number / Date	SURFACE	Public Mining Registry Mining Concessions Book
EL BASURERO 1	186003 DEC. 14 1989	50 hectars	No. 103 Foja 27 Vol. 256
EL BASURERO No.2	186697 --- ---- 1990	24 hectars	No. 457 Foja 115 Vol. 256
EL BASURERO N3	192040 DEC. 20 1991	85 hectars	No. 80 Foja 21 Vol. 264

The Concession option to purchase contains the following terms and requirements:

Payment Date:	Amount to be paid:
Due on Signing	$25,000 Paid 08/15/06
6 months	$25,000 Paid 02/15/07
12 months	$50,000
18 months	$75,000
24 months	$200,000
30 months	$300,000
36 months	$375,000
42 months	$450,000
48 months	$500,000
60 months	$1,000,000
Total Payments	**$3,000,000**
Retained NSR Royalty	1%

GMC has entered into surface use agreements with the ranchers who control the surface rights within the concession area. The agreements will allow for access, exploration and

development of the lands under claim as well as a Right of First Refusal for the purchase of the Property. The agreements have terms of five years and require annual payments of US$7,000 and US$8,000, respectively.

During the time spent on the Property for the purpose of this investigation, there were no obvious environmental liabilities identified. No tailings ponds or waste piles were noted. There are several old cuts which do not appear to pose a safety hazard or liability.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

Access to the Property is gained overland from Caborca, which lies along Highway 2, the major two-lane highway across northern Mexico. A graded gravel road extends for 8 km north from Caborca, which passes the landfill on the north side of town, and thence follows improved dirt ranch roads for 20 km to the Property. GMC has entered into surface use agreements with the local ranch owners for access, exploration and development of the lands under claim as well as a Right of First Refusal for the purchase of the Property.

5.2 Climate

Climate is typical for the Sonoran Desert, with relatively dry, cool to moderate winters with temperatures ranging from -2-10°C, and hot summers with temperatures that average 40-45°C. Rainfall is heaviest during the summer monsoon season and from Pacific storm systems which generally last from June through early September. Average annual precipitation is 259 mm, as recorded at nearby Pitiquito station, which is located approximately 30 km southeast of the Property.

5.3 Local Resources

The Property is readily accessible from Caborca, which has a population of approximately 70,000, where there is a capable supply of any labor, equipment or service requirements for conducting exploration or mining related activities. Caborca is located along Highway 2 and there is ready access to Hermosillo, Tucson and other major supply centers. The Property is easily accessible from the paved highway via approximately 8 km of improved dirt access roads and then 20 km of dirt ranch roads which cross low hills with a gently undulating topography.

5.4 Infrastructure

Currently there is little infrastructure at Canasta Dorada. However, improved gravel roads and power lines do cross southern portions of the Property or are in close proximity. The status of available water is unknown, but several of the prospect shafts contained water during November 2006. Caborca is currently the closest source for electricity and a reliable water source.

5.5 Physiography

The Property has sufficient area, and the gently rolling topography is such, that the Property could be developed by typical open-pit or underground mining methods. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout, which would include the location of storage, waste disposal, and processing areas.

The Canasta Dorada property is located in the northwest corner of the state of Sonora, within the Altar desert, which is a subset of the Sonoran desert, and is bordered on the north by Cerro Basura and the Sierra la Gloria. These are NW-SE oriented mountain ranges that are typical Basin and Range fault blocks. The Property lies in the dissected undulating hills that slope gently to the south, which are covered by alluvial and pediment veneer and are to the south of the ranges. The hills within the Property are incised by drainages that locally follow traces of underlying bedrock structures and expose low-angle thrust faults, a possible detachment fault and several NW striking, high-angle structures. The entire property area is vegetated and covered by a moderate density of cacti, creosote, and sparse grasses. The surface in the Property is currently utilized for grazing cattle.

6.0 HISTORY

Very little is known about the early prospecting in the project area. Historical workings are scattered across the claims in several distinct areas, that include: shallow trenches and pits that exploited alluvial deposits directly overlying an area of NW-striking stockwork veins in the "Placer Area"; shafts and pits that explore steeply dipping NW-striking veins and sheared structures in the "Pique Viejo area"; and the mineralized low-angle structures and faults in the "Big Pit area", which has been the focus of GMC's exploration work. Based on local sources and historical evidence, it appears that the "Pique Viejo area" was possibly worked during the late 1800's through early 1900's. In the Placer area, there is evidence of old pits and trenches and dry wash equipment indicating that the area is still being used by locals to recover gold on a seasonal basis, possibly during the monsoon season when there is available water in the draws.



Figure 3. Looking northeast across the Big Pit zone showing trenching, Sierra La Gloria in the background.

The Big Pit area consists of a number of trenches and open cuts that were exploited during the 1980's and were probably developed around earlier working similar to those in the "Pique Viejo area".



Figure 4. Shaft exploiting a steeply-dipping vein/shear zone system in the Pique Viejo area.

GMC has entered a purchase agreement for the El Basurero, El Basurero No 2, and El Basurero No 3 concessions with the underlying owner David Figueroa Coronado. The three concessions cover an area totaling 159 ha and require payments of US$3,054.97 to the Mexican Government in 2007 to maintain them in good standing.

Mining on the concession was conducted by the underlying owner in 1980 and lasted only a few months. Material was excavated by open cut, crushed and run through a gravity circuit to recover the coarse gold. The remaining material was subjected to cyanide leaching in an offsite location to recover the remaining gold. The operation was terminated due to declining prices and lack of permits for the cyanidation process. Total material removed during the open cut production was less then 5,000 tons. There is evidence of older dry wash placer operations on portions of the Property, but there are no records documenting the time or extent of this production. There is also evidence of previous drilling in the southern portion of the Property which probably date to the early 1990's.



Figure 5. Modern dry placer operations are worked seasonally in the Placer area.

7.0 GEOLOGIC SETTING

7.1 Regional Overview

The geology of northwest Sonora is complex and records the early development along the edge of the North American craton, with a possible accreted Jurassic volcanic arc terrane, regional metamorphism is associated with the emplacement of intrusions and orogenic episodes, followed by Basin and Range-style rifting. A prominent structural zone, the Mohave-Sonora megashear, strikes northwest through the region and has played an important role in the formation of mineral deposits in the region (Campbell, et al., 1998; Jacques and Clark, 1998).

The oldest rocks in the region occur in the Caborca terrane, where Precambrian lithologies consisting of an assemblage of schist, gneiss, amphibolite and quartzite are often cut by slightly younger intrusions of latite and diorite (Anderson and Silver, 1979). These rocks have been correlated with slaty and greenschist-grade metamorphic rocks found in portions of northeast Sonora and adjacent parts of Arizona where have been correlated with the Pinal schist (Jacques and Clark, 1998). Overlying sedimentary rocks of Late Proterozoic age consist of shallow marine clastic and carbonate units that unconformably overlie the schist and other crystalline rocks along the margins of the North American craton, and include a number locally named individual formations. Sedimentation continued through much of the Paleozoic across northwestern and eastern Sonora, with several recognizable breaks and units that have been correlated with the Paleozoic sediments of the Colorado Plateau (Jacques and Clark, 1998). Crustal shortening in Late Mississippian and Late Permian-Early Triassic along the craton

margin juxtapose deeper water sediments with shallow water and clastic sediments. In eastern Sonora, continental sediments were deposited during the Triassic, in contrast to the marine deposits that accumulated in northwestern Sonora (Jacques and Clark, 1998). Volcanic arc magmatism became active during the Jurassic, and these rocks are common along the northern segment of the Sonora gold belt as well as in the Caborca terrane (Merriam and Eells, 1979; Molina, et al., 1998).

The Late Jurassic-Early Cretaceous sedimentary rocks include the Bisbee Group, which is widespread throughout southern Arizona and northern Sonora. The Bisbee Group rocks consist of the Glance Conglomerate, Morita Formation, the Mural Limestone and the Cintura Formation (Jacques, 1995). These units were deposited in a coastal to shallow marine environment, with some deep-water facies identified in eastern Sonora. The El Chanate Group, of Late Cretaceous age, unconformably overlie the Bisbee Group and consist of continental sediments with some intercalated volcanic rocks (Jacques, et al., 1990). The type section for the El Chanate Group is in the Sierra El Chanate, approximately 10 km northeast of the Canasta Dorada property, where it ranges from 750 meters ("m") to more than 2800 m thick (Jacques, 1993). In the type section, the El Chanate Group has been subdivided into the Pozo Duro, Anita, and Escalante formations, from oldest to youngest. The Pozo Duro Formation consists of red mudstone and shale with intercalated tan sandstone and conglomerates. The Anita Formation consists of andesite breccias, fluvial conglomerates, sandstones and mudstones, and an upper unit that contains tan shales and gray limestone. Recent workers have suggested that the El Chanate Group may in fact underlie the Bisbee Group (Nourse, 2001), and be Jurassic in age. The Late Cretaceous Tarahumara Formation consists of andesite breccias, flows and tuffs that are equivalent to the El Charro volcanic complex (Jacques, 1993) and unconformably overlie the older rock units.

Tertiary volcanic units are relatively uncommon in northwestern Sonora, and are more common to the east near Cananea, where they are the equivalent of the plateau-forming sequences in the Sierra Madre Occidental, and consist of rhyodacite to rhyolite flows, tuffs and breccias intercalated with basalts and andesites (Roldan and Clark, 1992). Upper Tertiary sediments accumulated in some of the extensional basins that developed in the Parallel Ranges and the Buried Ranges, west of Caborca. Some of these contain borate deposits and are intercalated with Late Tertiary volcanic flows and breccias (Miranda et al., 1998). Late Tertiary volcanic rocks consist of thin basalt flows, cinder cones and tuffs, particularly in the Pinacate volcanic field (Gutman and Sheridan, 1978).

Quaternary alluvial, eolian and talus deposits cover much of the region, and commonly form a pediment cover that obscures the bedrock. The depth to bedrock is not well known and ranges from a few m to over 200 m near Caborca and up to 1,100 m deep along the coastal plain west of Hermosillo (Verdugo, 1983).

Intrusive rocks include anorogenic granites of 1460-1410 Ma that are found within the Precambrian terranes, and the Abio granite found in the Caborca terrane (Jacques and Clark, 1998). Several plutons and hypabyssal phases occur within the Jurassic volcanic arc sequence, and include calc-alkaline batholithic phases emplaced during the 90-40 Ma interval (Damon, et al., 1983). Two mica granites were emplaced in the 40-36 Ma

interval, and are spatially associated with part of the Ancochi Batholith, and are present at the La Colorada mine (Zawada, 1998).

The tectonic development of northern Sonora include thrusting of Paleozoic sedimentary rocks in the late Mississippian and Late Permian to Early Triassic, left-lateral displacement along the Mohave-Sonora megashear in the middle to Late Juarassic, Sevier-style thrusting in the Early to Late Cretaceous, and Late Cretaceous Laramide-style thrusting with vergence to the northeast (Jacques and Clark, 1998). The Cenozoic tectonic events are characterized by the development of core complexes and low-angle detachment faults in the mid-Tertiary (Nourse, et al., 1994; Nourse, 1995), and younger Basin and Range normal faulting and the formation of the Gulf of California in the Late Miocene to Pliocene (Sedlock, et al., 1993). Pleistocene and Quaternary erosion and alluvial sedimentation have formed vast pediment cover and veneers throughout the region, including extensive fill among the Buried Ranges.

Exploration and discoveries of gold mineralization throughout northwestern Sonora, has increased since 1990. Many of the new deposits currently being mined exploit low-grade (1-2 g/t gold), micron size, disseminated mineralization along a northwest-trending zone characterized traces of the Mojave-Sonora megashear, a broad NW-striking structural zone, and northeast regional thrusts and associated tear faults in the northwestern portion of the zone (Silver and Anderson, 1974; Jacques and Clark, 1998). Deposit types include veins and breccias, discontinuous quartz veins, a carbonate sedimentary-hosted deposit and several structurally controlled deposits. Mineralization is hosted by a wide range of rock units, including Proterozoic gneiss, Paleozoic sedimentary rocks, Late Jurassic granitic rocks and Cretaceous clastic and carbonate units (Jacques and Clark, 1998). Recent erosion of pre-existing terrains and alluvial deposits have resulted in locally extensive Late Tertiary placer gold deposits near Caborca (Jacques and Clark, 1998; Southworth, J.R., 1998).

The gold deposits in northwestern Sonora are found along or adjacent to the Mohave-Sonora megashear, as shown in Figure 1, including several mines that are located along projections of this trend in the United States, including Picacho, Mesquite and Cargo Muchacho. At Picacho, the gold deposit is related to Mid-Tertiary age mineralization in a detachment fault setting, with mineralization hosted by brecciated upper-plate rocks and faults associated with a low-angle normal fault. Red-colored Tertiary conglomerate and volcanics formed the upper-plate host rocks and chloritic breccias and gneissic or crystalline rocks constitute the lower plate lithologies.

Mineralization at Mesquite has been interpreted to be a "detachment" type with a possible genetic affliliation with a two-mica granite. Gold mineralization occurs in quartz veins that are spatially associated with granitic dikes and lenses emplaced within a complex metamorphic host of high-grade gneissic rocks. Mineralization at La Herradura occurs in mylonitic and sheared gneiss and schist along high-angle structures, similar to those desciribed at Mesquite (la Garza, et al., 1998).

Gold mineralization appears to be similar at La Choya, Chanate and the Canasta Dorada property, where it is primarily controlled by shear zones and intersections with shallow-

dipping fauts and mylonitic zones associated with regional deformation. At La Choya, the mineralization occurs in potassic altered, biotite granite and sediments adjacent to a thrust fault (Summers and Hufford, 1998), in low-angle anastamosing and stacked shears and sub-conformable quartz-carbonate veins and lenses. Ductile to semi-brittle deformation was observed along the principal thrust faults and the overall sulfide content to the ore zone is quite low (Thoms, 1998).

The Chanate, gold deposit is currently under development and is located approximately 15 km southeast of the Canasta Dorada project area. Mineralization is controlled by a regional high-angle strike-slip fault of N65W strike (San Jose fault) and intersects with one or more gently dipping thrust zones. Both structures are mineralized; however, nearby low-angle Mid-Tertiary detachment faults and related breccias are often not mineralized. The principal low-angle structure that controls mineralization at Chanate is under alluivial cover and does not outcrop, but is identified from drill data. Subsidiary or higher-level thrusts of varying sizes are seen at the surface, and confirm that sheared and semi-brecciated structures were important for ground preparation prior to gold deposition (Clarke, 2005).

At Chanate it appears that the WNW-striking San Jose fault is the primary vertical conduit for mineralization and is characterized by abundant quartz veining parallel to its strike and in tensional quartz veins that strike to the northwest. In addition, there are erratically distributed arrays of high-angle quartz veins and sulfide hydrofractures that strike ENE to EW within this zone. The direction of these features and compressional character to mineralized structures suggests a late Mesozoic or Laramide age to mineralization. The presence of light-colored dikes intruding the San Jose fault zone, several km to the southeast, suggest a possible genetic relationship between these intrusives and mineralization. The dikes are cut by gold-bearing quartz veins and appear to be auto-altered, resulting in a crumbly, sugary textured mass of granulated quartz. Where these dikes are relatively fresh, they are distinguishable as a feldspar porphyry with rare visible white quartz grains (Clarke, 2005).

Many of the prospects and gold mines in the vicinity of the Canasta Dorada property are associated with low-angle faults and mylonitic zones, high-angle sheared fault zones and exhibit felsic dikes that appear to be genetically associated with mineralization. The vein mineral assemblage and fluid inclusion data from some of these deposits suggest that they are mesothermal systems (Albinson, 1989; Zawada, 1998). Deposits such as La Herradura, Mesquite, San Francisco and Chanate and the Property are characterized as "gold only deposits", and lack any strong trace element signatures as is commonly associated with base metal or epithermal systems (la Garza, et al., 1998). The age of mineralization appears to be late Mesozoic or Laramide (Jacques and Clark, 1998).

7.2 Local Geologic Setting

The Canasta Dorada project is in an early stage of exploration, and the geology and understanding of mineralization is evolving. The current understanding is based on very poor outcrop exposures across much of the Property, which have a thin veneer of alluvial and pediment cover. The majority of the following section describing the project geology

and mineralization is based on the field work and notes of William Rehrig, Ph.D., during the 2006 field season for GMC.

Detailed geological mapping and sampling by GMC has focused on the northern portion of the Basurera claim group, primarily in the vicinity of the Big Pit area, with reconnaissance work in the Placer area, and to the south and southwest in the Pique Viejo area. Mineralization exposed in the Big Pit consists of a series of trenches that were excavated by the claimant during the 1980's to expose a flat-lying mineralized zone and provides a window into the complex geology that lies beneath the pediment cover. These trenches provide the best vertical exposure of the sedimentary units and low-angle structures on the Property, which is hidden beneath Quaternary alluvial material.

7.3 Rock Units

The majority of the sedimentary rocks in the project area consist of "dirty" sandstones, arkosic sandstones and interbedded dark-grey-colored shales and slates that are tentatively correlated with the Altar Formation which has been mapped nearby by Nourse (2001), although the distinctive conglomeratic member is absent from the exposed stratigraphic section on the Property. The majority of the exposed stratigraphic section consists of thin-bedded, fissile, shale or slate of dark color with minor sandstone lenses. The rocks of the Altar Formation are in thrust contact with an overlying package of Jurassic siltstones and shales that appear relatively unaltered.

Numerous intrusive rock units occur within the sedimentary section and are found conformable to bedding as sills and cross-cutting as dikes and small stocks.

To the north and northwest of the Property, the Sierra Basura and Sierra la Gloria rise as fault-bound ranges, blocky debris and fanglomerate aprons cover the lower slopes, and are commonly cemented by caliche, these are shown in Figure 6 as Plesitocene Fanglomerate ("Pf"). The majority of the Property is covered by a thin veneer of alluvial material and pediment, even on the highest hills.

Two intrusive rock units are observed in the Big Pit area, a hornblende monzonite or granodiorite with characterized by abundant thin needles of amphibole occurs as sills intruding the dark-colored slates at the northern end of the trenches and is quite similar to larger bodies mapped toward the southern end of the claim block, this is shown as Unit *Mi* in Figure 6. The other intrusive unit is a brown-weathered, crumbly, granodiorite characterized by abundant chloritized biotite and hornblende. A third intrusive unit has been mapped that is tan-colored fine-grained to porphyritic and occurs as dikes and sills.

Near the southern boundary of the claims, reddish-brown to maroon-colored sandstones and conglomerates contain clasts of limestone and are believed to be of Mid-Tertiary age and unconformably overlie the Jurassic rock units. However, regional mapping by Nourse (2001) suggests that this may be a detachment fault contact.


Canasta Gold Project
Geology
A

Figure 6. Project geology map.

7.4 Mineralization

At Canasta Dorada, gold mineralization has been identified in three areas to date, including the Big Pit, Placer and Pique Viejo areas. These are each described separately below.

Big Pit area: The Big Pit area consists of a series of N-S trenches that expose Jurassic sedimentary rocks that have been intensely sheared, folded, cleaved, intruded, altered and mineralized along a brittle-ductile thrust fault zone. The mineralized zone is exposed for a thickness of 60 m and appears to be open at depth and characterized by intense deformation, anastamosing shears and slip surfaces that appear to strike roughly N-S and dips very shallowly to the west, almost conformable with the attitude of the overlying sediments. These are overlying units that have been silicified, brecciated and are crosscut by quartz veins. An unusual feature observed are thin and often discontinuous sills of a light tan argillic altered feldspar "porphyry" that is spatially associated with the better gold values. These sills and thin dikes are generally concordant with bedding and along sub-horizontal shear zones, have minor iron oxides on fractures are remarkably similar to fault-controlled sills and dikes observed in the nearby Chanate gold deposit (Rehrig, 2006, field notes). These sills appear to be syn-deformational within the fault zone and are intensely sheared and pulled into boudins within the deformed package of sedimentary rocks. Kinematic data within the thrust zone indicate that the top is to the west-southwest.



Figure 7. Altered felsic porphyry with stockwork quartz veining.

Overlying the main structural zone of the thrust, the Jurassic sediments exposed in the Big Pit are pervasively altered and mineralized along bedding-parallel lenses and layers referred to as a "silica breccia". The siltstones and shales are silicified and locally preserve the original layered texture with alternating dark and lighter bands ranging from tan to dark gray. The rocks are locally bleached and iron-stained due to oxidation of fine disseminated sulfides. Near the lowest levels of exposure and within the thrust zone, areas of dark-colored, massive (not layered) silica-sulfide breccia have been observed that carry elevated gold values. In general, the sulfide content observed at Canasta Dorada is very low (<1%).

The section containing gold mineralization in the Big Pit area has an uninterrupted minimum thickness of approximately 60 vertical meters, extends from the drainage on the west and is covered by a veneer of Pleistocene fanglomerate on the west. Along the southern boundary of the Big Pit, the mineralized zone is abruptly truncated by a fault (Figure 6) that strikes N75W and dips 20-30 degrees to the south. This is interpreted to be a low-angle normal or listric structure of Tertiary age and exposes extremely brecciated Jurassic sediments along the lower part of the upper plate. Two very key relationships were observed in this structure: (1) the fault and upper-plate Jurassic rocks cover the major zone of gold mineralization; and (2) isolated structures and areas of gold mineralization and alteration in the feldspar "porphyry" are observed in the upper plate. This suggests that the mineralized zone extends beneath the upper plate of the normal fault to the west and south and that leakage from underlying mineralization penetrates the upper plate.

To the north, the limit of gold mineralization is poorly understood at this time. A detailed study of the transition from the silica breccias and thrust fault exposed in the trenches to

relatively unaltered slates, shales and intrusive sills to the north is obscure without any well-defined major truncating structure. There appears to be an abrupt decrease in gold values at a point where there is an increase in the volume of intrusive sills injected into the sedimentary section. These sills are generally porphyritic hornblende monzonite/granodiorite and granodiorite and are exposed along the north end of the trenches. In addition, to the north unaltered thin-bedded, dark-colored phyllitic shale-slate-siltstones are intercalated with the intrusive rocks. In the Big Pit area, the contact between mineralized and barren rocks is observed in only one trench and at this location, mineralized strata and layers overlie the barren phyllitic slates. The controls on mineralization appear to be very complex, with possible lithologic and structural boundaries to mineralization. It is possible that mineralization in the Big Pit area is related to a high-angle shear or structure, like that observed at Chanate, and the mineralization extends outward along the thrust fault for some distance in reactive or structurally prepared rock units. The presence of the numerous granodiorite sills and dikes to the north of the Big Pit may have inflated the section and acted as a barrier to mineralization.

A common feature observed throughout the Big Pit area are multiple slip surfaces with slickensides indicating post-mineral shear. These slickensides and mullions consistently strike N60-70E and dip 10-20 degrees to the west and are slightly discordant to the east-dipping sedimentary units. Kinematic features indicate a low-angle normal displacement.

Pique Viejo area: Pique Viejo area is located along the southern portion of the claim block, where NW-striking shear zones and veins have been mined by numerous prospect pits and shafts. The most significant structures in this area are several WNW-striking faults (Figure 6). Prospects and shafts along and adjacent to these structures exploit dilational quartz veins that strike northwest, west-northwest (paralleling the main fault), and to the north-northeast. It appears that the main WNW-fault is exposed along a section of a draw, where orange-brown limonite stained, quartz veins and stringers occur across a zone several meters wide. Another subparallel structure is exposed along a drill road cut a short distance to the east which contains quartz veining. Adjacent to each of these exposures, are well-developed low-angle shear zones that also contain quartz and iron oxides. Further to the south sills and dikes intrude Jurassic sediments and a NNE-striking quartz veins have been mined to some depth (>20 m) by several vertical shafts. There are other veins and shear zones in this area that remain to be explored.

To the northwest several hundred meters (Figure 6) another WNW-trending mineralized fault vein has been worked by early miners. Several shafts and cuts expose a shear zone and quartz vein that is 1-3 m wide and is stained with iron oxides. The latest slip appears to be high-angle oblique, and there is evidence of earlier, sub-horizontal sense of shear with quartz veinlets and stringers splaying off in a northwest direction. Another WNW-trending fault zone occurs to the east along a narrow ridge where there is a prominent N-NW-striking quartz vein, 1-2 m wide, has been extensively mined by shafts and cuts. The structure swings from north-south to N30W, and dips steep to the west. Quartz and limited iron oxides occur in veins up to 10-15 cm wide and in numerous adjacent stringers. Dikes are common within this zone and cut a hornblende monzonite to granodiorite intrusive (Figure 6) that is altered and cut by subparallel sets of limonite-

coated and minor quartz-filled joints and hydrofractures, many of which strike west-northwest to northwest within this zone. One possibility is that the gold mineralization, may have a genetic association with this porphyritic granodiorite.

Placer area: The Placer area is located to the east in an area that is currently being worked for placer gold (see Figure 5). In the area of dry placer workings, a major WNW-striking mineralized structure is present, largely covered by alluvium. The fault zone cuts off and displaces a tabular granodiorite body that crops out just north of the placers. A wide (50-100 m) zone of alteration and brecciation host quartz veining and orange-brown iron oxide staining along the fault zone where they are exposed in the base of the placers. Many minor shears and fractures host limonite and quartz veinlets striking west-northwest to northwest. Brecciation and indications of shear are noted on many of these surfaces. The mineralization occurs in both the Jurassic sedimentary rocks and in hornblende granodiorite that are cut by these structures. This structural zone with its mineralization appears to be the source for the gold in the dry placer workings, and may extend beneath alluvium to the east of these workings. To the W-NW, these structures becomes obscure, however, they project towards a point west of the Big Pit area (Figure 6).

7.5 Structure

The Property lies north of the Mojave-Sonora megashear, which is a significant regional control observed at other bulk mineable gold deposits in northwestern Sonora. The primary controlling structures at Canasta Dorada are low angle thrust faults which are parallel to sub-parallel to bedding. Exposures in the area prevent a detailed understanding of the structural setting outside of the hillside cut area. Here the low angle structural fabric appears to control the mineralization with introduced silica and iron showing some association with the gold mineralization. This exposed area of gold mineralization is down dropped to the north by a high-angle east-west striking normal fault with movement of less than 60-70 m. To the south, the gold system and the thrust fault are displaced by what appears to be a low angle detachment structure striking east-west and dipping south at approximately 20 degrees.

Indications of mineralization in the shear zone consist of pods, lenses and sill-like masses of quartz, brecciated quartz and spatially associated but weak iron oxides after pyrite. The overall pyrite content appears fairly low (<1%). Some sedimentary layers have been completely silificifed, in the lowest trenches exposures, and thin discontinuous sills and dikes of a light-colored, felsic intrusive have been argilically altered and appears to be associated with quartz veining, pyrite and higher gold values. These altered dikes and sills are almost identical to those described in the nearby Chanate gold deposit (Clarke, 2005).

In the Big Pit area, all of the altered intrusive sills appear to be the low-angle sedimentary and shear fabrics. Only in one small location were high-angle quartz-sulfide veinlets observed that strike N70E and are parallel to the slickensides. At Canasta Dorada, it is likely that mineralization is syn-tectonic along a thrust fault zone of probable Laramide age, with a overprint of Mid-Tertiary extension or low-angle normal faulting along the

thrust, as evidenced by many irregular, jagged curviplanar tension fractures oriented normal to the slickensides, and appears to be post-mineral.



Figure 8. Sheared structures with felsic sill in the Big Pit area.

In the Big Pit area, near the top of the hill on the east, there are outcrops and subcrop of a silica breccia unit similar to that observed in the bottom of the pit. This silicified zone appears to be conformable with bedding, and displays multiple periods of silicification and quartz veining and varying amounts of iron oxide likely derived from pyrite. Samples collected from this unit have values ranging from 0.094 g/t to 2.75 g/t gold. Fourteen samples each collected over an area of 3 m x 3 m averaged 0.78 g/t gold from this unit.

Currently there is no known drilling completed on the system so the lateral extent of the low-angle structure (and the gold system) has not been defined. There is no evidence that the gold system and the thrust fault will be truncated by the structures to the north and south. It is assumed that while there is some lateral displacement the system will continue at a deeper level as displaced by these structures.

8.0 DEPOSIT TYPES

The primary exploration target at Canasta Dorada is a low-angle structurally controlled gold deposit. The style of mineralization is likely comparable to that currently being developed at the Chanate gold deposit, approximately 25 km to the east-southeast, where mineralization is controlled by a regional high-angle strike-slip fault of N65W strike (San Jose zone) and it intersects with one or more gently dipping thrust zones (Clarke, 2005). Similar structural settings are also seen at La Choya, 40 km to the northwest, where thrust faulting is a key structural control and dictates the position of the ore body (Thoms, 1998).

9.0 MINERALIZATION

GMC has collected 185 rock chip samples in an effort to characterize the mineralization and develop targets at Canasta Dorada, which were initially focused on the Big Pit area. The combination of geochemical sampling and geologic mapping have identified an area containing potentially ore-grade gold mineralization in this area with values ranging up to 6.74 g/t gold. There are 51 samples collected with values greater than 1 ppm gold, and the average of all 185 samples taken is 0.97 ppm and includes material from outside of the areas of gold mineralization, which include 146 samples with values greater then 0.10 ppm gold. The geochemical results from Canasta Dorada are of a similar order of magnitude to those initially found at Chanate, La Choya and La Herradura deposits during early exploration at those properties.

The geochemical sampling has focused on the exposed mineralization in the Big Pit area and generally consists of chip and channel samples over lengths of 1 to 5 m, as determined by the geologist. In addition, samples have been collected in areas of outcrop, where individual samples were collected from a panel of 3 m x3 m area. Results to date have shown that the mineralization is generally gold only with no distinct pathfinder or associated elements are observed. A summary of the sampling includes the following results:

Sample Nos.	Sample Length	Au (gpt)
115033	0.9 meters	4.64
115005	1.2 meters	1.61
115007	1.2 meters	2.03
115031	1.2 meters	1.51
115055	1.2 meters	3.38
115053	1.2 meters	2.59
115082	1.8 meters	4.20
11054	2.4 meters	3.61
115052	3.0 meters	2.28
115008	3.6 meters	3.45
115009-10 average	5.5 meters	2.72
115040-43 average	12.9 meters in 4 continuous chip samples	0.91

115034-37 and 115044-45 average	19.8 meters in 6 continuous chip samples	2.8
115015-25 average	34.8* meters long bench represented by 11 vertical 1-3m samples	1.04
115065	3x3 meter panel	1.50
115073	3x3 meter panel	1.95
115074	3x3 meter panel	1.60
115076	3x3 meter panel	2.75
115071	3x3 meter panel	0.76
* The 34.8m is made up of 11 vertical chip samples, with lengths ranging from 1.2 to 2.4 meters (average length was 2.1 meters) that were collected along a 34.8 meter-long bench in the old-mine cut.		

Table A. Selected results from rock chip sampling in the Big Pit area.

In the Big Pit area, significant gold mineralization has been defined by sampling in an area measuring approximately 200 m x 375 m. The average gold grade of the 94 samples collected from this area is 1.0 g/t Au. The mineralized zone is exposed over a vertical thickness of approximately 60 m within an area approximately 200 m x 375 m. A sample taken by the Author (506425 in Table D), in the Big Pit area included a sample from an altered felsic dike across a 3 m horizontal distance that that assayed 8.96 g/t gold, this compares to some of the high-grades that were found during the initial discovery at La Choya and Chanate, and demonstrates that within the Big Pit area there is potential for higher-grade gold mineralization.



Figure 9. Samples being collected in the Big Pit area.

Mineralization is thought to extend beyond the exposures in the Big Pit trenches and may extend both laterally beneath the fault to the south and vertically. Initial mapping suggests that the mineralized zone is open in all directions under alluvial gravels or within down dropped structural blocks.

The results of the geochemical sampling conducted to date at Canasta Dorada has outlined a large area of potentially ore grade mineralization. Sampling has concentrated on collecting chip samples over lengths ranging from 1 to 5 m from the old-mine cut, which was the site of limited mining activity in 1980. A second area of mineralization has been identified 850 m south-southeast of the Big Pit area in the Placer area, which shows evidence of dry-wash placer mining where rock chip samples have returned values as high as 0.58 g/t Au.

10.0 EXPLORATION

Exploration work on the Property has consisted of geologic mapping, rock chip and silt geochemical sampling, and some limited Self Potential ("SP") geophysical surveys. This work was completed between September 2006 and the date of this report by Randall L. Moore, GMC Vice President-Exploration, North America, WA. RPG # 1390, Dr. Jacob J. Skokan, a consulting geophysicist with GMC, and Dr. William Rehrig. The objective of this exploration program was to define controls for the mineralization and to evaluate the extent of the gold zones at the Property, and to develop targets for future exploration efforts. The exploration work was planned and executed to conform to industry standards and methods.

Geologic mapping, geochemical sampling and geophysical surveying have identified the Big Pit area as the primary focus of exploration by GMC. Structures exposed in the

trenches show mineralization along low angle and structurally sheared rocks similar to that currently being developed at Chanate, which has been reported to be a +500,000 oz gold deposit located 25 km southeast of Canasta Dorada. Rock chip sampling has identified an area of exposed gold mineralization covering an area roughly 200 m x 375 m in size. Within this exposure GMC has collected a total of 94 samples in the form of continuous chips of lengths varying from 1 to 5 m and as area samples covering 3 m x 3 m. The average of all samples collected from the exposed zone average 1.0 g/t with a high of 6.74 g/t over 4.6 m.

In addition, two other areas have been identified on the Property that have potential to host gold mineralization these are the Placer and the Pique Viejo areas, as described above.

Sample results should be considered reliable and representative of the mineralization exposed on surface. To obtain an accurate determination of potential lateral and depth extensions of mineralization, trenching and drilling will be required.

All geological samples were analyzed at ALS Chemex, Sparks, Nevada, USA. The subsequent results were then imported into a geographical information system ("GIS") program for evaluation and analysis.

10.1 Geophysical Surveys

GMC has conducted SP surveys over a portion of the Property, and this data is currently being analysed and interpreted.

10.2 Geochemical Sampling

Geochemical sampling completed at the Property consists of the collection of a total of 185 rock chip samples that were primarily collected in trench exposures in the Big Pit area. Additional sampling was conducted in the Pique Viejo and Placer areas. Results of the geochemical sampling are attached in Appendix 1.

The objective of the sampling was to establish the presence of gold mineralization in a geologic context that could support a significant ore deposit. This first pass of sampling is typical in early stage exploration projects and was designed to develop targets that would warrant further examination. While selected samples were taken to determine if high grade gold mineralization was present, all such samples were noted and described as select samples. The sampling conducted by GMC shows that significant gold mineralization is present in the Big Pit area, and it is similar to that described from early stages of discovery at the nearby deposits at La Choya (Thoms, 1998) and Chanate (Clarke, 2005), including select high-grade samples of up to 8.96 g/t gold.

10.3 Targets

The primary target identified at Canasta Dorada is in the Big Pit area, where trenches have exposed a low angle structural zone that hosts significant gold mineralization, at ore grade levels, averaging nearly 1.0 g/t gold over an area 200 m x 375 m. Beyond the Big

Pit area, mineralization is covered by alluvium and to the south is thought to be in fault contact with overlying barren rocks. The preliminary sampling and geologic mapping suggest that a system comparable to that being developed at Chanate or the deposit at La Choya may be present at Canasta Dorada. The lateral extent and continuity of mineralization in the Big Pit area are unknown; however, trenching and drilling will be required to make these determinations. GMC has developed plans for a trenching and initial drill program that would test the thickness, extent and grade of this system, as well as explore some of the stockwork targets in the Placer area. Initially a 40 hole drill program is recommended with a follow-up program should results be encouraging. Continued geologic mapping and sampling will be an important part of developing an understanding of the complex geology and structures at Canasta Dorada.

11.0 SAMPLING METHOD AND APPROACH

Geochemical sampling completed at the Property consists of the collection of a total of 185 rock chip samples. Results of this work can be seen in Appendix 1. Rock chip samples were collected as continuous chip, grab and select samples over an area of roughly 150 ha.

The continuous chip samples were designed to define mineral distribution and approximate overall grades within areas of known mineralization. They were collected perpendicular to the structure where possible and were cut across the full width of observable mineralization. Within the trench exposures, samples were cut vertically to cross the stratigraphy, as shown in Figure 9. Grab samples were collected to help define background geochemical levels within the various rock units and to evaluate metallic ion distribution and chemical zonation across the Property. Select samples were collected to determine if there were any specific geochemical signatures and to characterize the ability of the system to generate high-grade ore. This type of first pass sampling is typical in early stage exploration projects. This sampling provides a good overall representation of the mineralization and is designed to develop targets for follow-up investigation. The quality of the sampling appears to be good, with results from different rounds of sampling showing a good consistency of results within similar geologic settings. While selected samples were taken to determine if there were high grade gold mineralization, all such samples were noted and described as "select" in the database in order to avoid any confusion. In addition, GMC had several samples re-assayed using a bottle roll test to determine if there was any potential for "nugget" effect from a coarse gold factor in the sampling, particularly since there are dry placers immediately above mineralized bedrock in the Placer area, suggesting that any local sources for the placers contain coarse gold.

Geochemically gold appears to be the only element significantly enriched within the Canasta Dorada mineralized system. There is a slight elevation in silver values which show some correlation with gold, but not to any economic levels. Using the gold results from all of the samples collected from the Property, 79% are greater then 0.10 g/t, 63% are greater then 0.50 g/t and 28% are greater then 1.00 g/t. Silver values range from below detection levels of 0.2 g/t to a high of 5 g/t.

The results from the geochemical sampling program conducted by GMC is presented in Appendix 1.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Assays were performed by fire assay on a 50 g sample by ALS Chemex in Vancouver, B.C. The ALS Chemex laboratories in North America are all registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by QMI Quality Registrars. In addition to this ISO registration, ALS Chemex's Vancouver laboratory has received ISO 17025 accreditation from the Standards Council of Canada.

All samples were collected by, or under the direct supervision of, a Qualified Person ("QP"). The Qualified Person on the project is Randall L. Moore, GMC Vice-President – Exploration, North America. Emphasis was placed on quality control and the proper handling and numbering of all samples. No sample preparation was conducted prior to the material being shipped to the laboratory and no sample preparation was conducted by an employee, officer, director or associate of GMC. The samples were transported by trusted GMC personnel and shipped to ALS Chemex in Sparks, Nevada via standard freight transporters or delivered to ALS Chemex in Hermosillo, Sonora. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard Inductively Coupled Plasma ("ICP") methods. All samples with geochemical content greater then the detection limits for ICP methodology were re-analyzed using standard assay methods. Initial analytical results were checked by re-analysis of 3% of the total samples by ALS Chemex. These facilities are an ISO 9001:2000 certified laboratory which insert a total of 8% blank and standard samples into each analyzed sample batch to ensure precision and accuracy. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy.

As part of the target development on the Property and to gain a better understanding of the mineralization, continued surface rock chip sampling will be required. This should be followed by surface trenching and/or drill testing to test lateral and vertical continuity of the mineralization. To the best of my knowledge, all sample handling, preparation, security and analytical procedures conform to industry standards.

13.0 DATA VERIFICATION

All data have been reviewed and verified by the Author. Analytical precision and accuracy was checked by analyzing standard and blank samples, and by re-analyses of certain samples. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy. This combination of various analytical checks and field verification ensures proper data integrity.

13.1 Check Sampling

Several of the initial chip samples at Canasta Dorada were resampled by GMC to determine the repeatability of the geochemistry and determine if there were any potential issues with a coarse gold factor. All samples were collected as continuous chips over lengths from 1 to 4 m from the trench exposures in the Big Pit area. The following table summarizes the results and, while the initial results are confirmed, there is some significant variation within some of the duplicate samples. Overall the results are similar with the average of the 14 samples being 1.92 g/t in the original samples and 1.76 g/t in the re-samples.

Sample Numbers Initial/Re-sample	Initial Gold (ppm)	Re-sample Gold (ppm)	Difference
115004/121101	0.486	0.175	-0.311
115005/121102	1.61	4.24	+2.23
115008/121103	3.45	5.32	+1.87
115007/121104	2.03	1.96	-0.07
115033/121105	4.64	2.88	-1.76
115032/121106	1.515	1.245	-0.27
115055/121107	3.38	3.16	-0.22
115082/121108	4.20	2.83	-1.37
115065/121109	1.505	0.911	-0.594
115067/121110	0.094	0.14	+0.046
115094/121111	1.515	1.185	-0.33
115070/121112	0.346	0.09	-0.256
115072/121113	0.463	0.199	-0.264
115074/121114	1.60	0.314	-1.286
AVERAGE	**1.92**	**1.76**	

Table B. GMC resampling results.

GMC has conducted bottle roll analysis on several samples to determine if there is a coarse gold nugget effect that could possibly skew the sampling results. These results are shown below in Table as follows:

Sample Number	Fire Assay	Bottle Roll	Difference
115005	1.61	1.42	-0.19
115007	2.03	1.80	-0.23
115011	0.954	0.84	-0.114
115018	0.396	0.44	+0.044
115024	0.919	0.88	-0.039
115033	4.64	6.66	+2.02
115036	0.658	0.42	-0.238
115041	1.18	0.86	-0.32
115042	0.903	1.10	+0.197
115044	1.23	1.40	+0.17
115054	3.61	2.78	-0.83
115055	3.38	3.46	+0.08
115058	0.557	0.38	-0.177
115059	0.20	0.12	-0.08
115065	1.505	0.82	-0.685
Average	**1.58**	**1.56**	

Table C. Sample results from bottle roll testing of selected rock samples from the Big Pit area.

In general, it appears that the highest-grade samples have the greatest variability for both the re-sampling and the fire assay versus bottle roll analysis. This suggests that there may be a coarse gold component within these samples. Additional testing and checks are recommended.

Of the 185 rock chip samples collected, eight were collected by the Author as check samples in the preparation of this report, the geochemical analysis of these samples are shown below in Table D.

Author's Sample No.	Au (ppm)	Au (ppm)	GMC Sample No.
506421	0.241	0.58	73966
506422	2.66	1.61	115005
506423	4.88	3.45	115008
506424	0.582	1.135	150017
506425	8.96	8.74	150035
506426	0.559	1.255	115090
506427	0.46	0.619	115092
506428	0.694	4.2	115082

Table D. Author's check sampling of GMC samples.

The results of the sampling by the author confirmed the presence of mineralization and in the relative value ranges that have been reported by GMC. Although there are some variations in the geochemical data for the check samples, this is considered by the author as being within an acceptable range considering that the samples taken were not completely identical to GMC's samples.

14.0 ADJACENT PROPERTIES

No mineral properties are immediately adjacent to the Canasta Dorada property.

15.0 INTERPRETATION AND CONCLUSIONS

Gold prospects are scattered across northwest Sonora and were historically prospected for high-grade ores on a small scale from as early as the 1700's to present day (Martinez, 1998). In the last two decades, following modifications in the Mexican "Reglamentary Law of Article 27", modern exploration has focused mainly on bulk tonnage targets, and have produced a number of significant discoveries of economic importance (Clark, 1998). A few have already been mined out (Summers and Hufford, 1998), one is in development stage (Clarke, 2006) and another has been increasingly productive for several years (la Garza, Noguez, et al., 1998). Examples of the gold deposits along this trend include Mesquite and Picacho in the Yuma area of extreme southwestern Arizona, and La Choya, La Herradura and Chanate in the Caborca region of northwest Sonora, Mexico (Figure 1). Mesquite and Picacho were the first modern mines in the Northern Sonoran Gold Belt to open and produce gold during the 1980's. They were soon followed by Hecla's La Choya deposit in the 1994. Soon thereafter, a Newmont-Penoles joint venture announced the discovery of La Herradura in a remote, sand-covered desert near the Gulf of California. Penoles became the mine operator and, from what was initially considered to be of a minimal size, low-grade deposit, La Herradura has grown into a multi-million ounce operation with ever increasing "total" gold reserves. Chanate, located a few km east of Caborca, is currently in mine development by Capital Gold

Corporation, has many similarities to the Canasta Dorada project and has a resource approaching a million ounces (Clarke, 2006) with indicated potential for half again as much possible production at current elevated gold prices. Therefore, GMC's Canasta Dorada property lies within a known auriferous region where significant new discoveries are still being found. Preliminary geological and geochemical data at Canasta Dorada suggest there is potential for gold mineralization similar to that currently being developed at nearby Chanate.

The exposed mineralization at Canasta Dorada has been sampled over an area of 200m x 375 m with 185 continuous chip samples measuring 1 to 5 m in length. This number of samples giving an average grade of 0.97 g/t or 0.28 oz/t represents a very significant gold occurrence. The extensions of mineralization are interpreted to extend beneath a normal contact on the south and below alluvial cover to the east and west of exposures in the Big Pit area. The mineralization at Canasta Dorada is comparable to those found at nearby gold mines within the Sonora gold belt, including the following:

La Herradura are	1.11 g/t
La Colorado	1.27 g/t
La Choya	0.99 g/t
San Francisco	1.05 g/t
Chanate	0.812 g/t
Canasta Dorada	1.0 g/t (based on average of 94 samples in the Big Pit area)

The geological investigation at the Canasta Dorada property is in an early stage, and the initial geological and geochemical results generated by GMC support the concept that Canasta Dorada may represent a significant new gold discovery.

Review of the data collected suggests that additional detailed geologic mapping and geochemical sampling would be required to complete a comprehensive review of the entire land position. Several high-priority anomalies have been identified by the exploration completed to date, which met GMC's initial objectives for the Property. There are additional areas on the Property which have seen little or no geochemical sampling or geologic mapping, and they will require additional exploration work to determine if any mineral potential exists in these areas, particularly in the Placer and Pique Viejo areas. Data generated by the initial exploration has been adequate in helping to develop several high-priority anomalies and target areas, and a review of this data shows that it is reliable and accurate. Additional work will also be required to develop other anomalous areas or targets on the Property. This work will ultimately require extensive drilling and feasibility analysis to accurately answer the size and grade uncertainties which exist at this early stage of exploration.

The purpose of this review was to provide GMC and its investors with a summary of the Property and the technical merits of the project and to present the appropriate manner of

conducting continuing exploration. That objective has been met within this document, as all information related to the initial exploration phase has been reviewed and analyzed.

16.0 RECOMMENDATIONS

Additional surface work is recommended for the Canasta Dorada property, which would focus on collecting additional detailed geologic information from mapping, additional geochemical sampling, trenching where feasible, followed by a Phase I drill program. This work has the potential to identify additional high-priority targets within the Property and land position which would require a follow-up drill program. It is estimated that this continuing exploration of the Canasta Dorada property will require an expenditure of US$3,000,000. A Phase I drill program, which would include initial drill testing of the gold target identified by the work to date, would consist of 15,000 m of core. This first drill program would be followed by a second phase once results are received and analyzed.

The following is a summary of costs related to the two proposed programs, which include the initial metallurgical testing and the drilling of 15,000 m of core at Canasta Dorada:

Budget	US$(000)
Geological activities	150
Geochemistry/assaying	170
Drilling activities	2,000
Land costs	110
Trenching/road building	120
Metallurgy	80
Office support	120
Contingency	250
Total	3,000

17.0 REFERENCES

Albinson, P.T., 1989, Vetas mesotermales auriferas del sector norte del estado de Sonora, Assoc. De Minas, Metalurgistas y Geologos de Mexico, XVIII Convension Nacional, p.20-46.

Anderson, T.H., and Silver, L.T., 1979, The role of the Mojave-Sonora megashear in the tectonic evolution of northern Sonora, *in* Anderson, T.H., Roldan-Quintana, J. (Eds): Geology of northern Sonora: Field trip guidebook for the 1979 annual meeting in San Diego, California. Geological Society of America, p. 59-68.

Campbell, Patricia A. and Anderson, Thomas H., 1998, Structure and kinematics along a Jurassic Plate Boundary Transform, the Mohave-Sonora Megashear, Northwest Sonora, Mexico, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 177-186.

Clark, K.F., (ed.), 1998, Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, 252 p.

Clarke, Peter, 2005, Technical Report El Chanate Project Sonora, Mexico, SRK Consulting private report for Capital Gold Corporation, p.

Clarke, Peter, 2006, Technical Report El Chanate Project Sonora, Mexico, SRK Consulting private report for Capital Gold Corporation, p.

Corona, F.V., 1979, Preliminary reconnaissance geology of the Sierra La Gloria and Cerro Basura, *in* Anderson, T.H. and Roldan, Q.J. (eds), Geology of Northern Sonora, Geol. Soc. Of America, Guidebook Field Trip 27, p. 32-48.

Damon, P.E., Shafiqullah, M., Roldan, Q., J., Jacques, C., 1983, El batolito laramide (90-40 Ma) de Sonora, Assoc. Ing. De Minas Metalugistas y Geologos de Mexico, Memoria Tecnica XV, p. 63-96.

Gutman, J.T., and Sheridan, M.F., 1978, Geologia del Campo volcanico del Pinacate, Sonora, Mexico, Instituto de Geologia, Primer Simposio Sobre le Geologia y Potencial Minero en el Estado de Sonora, Mexico, p. 71-94.

Jacques, A.C., Garcia, B. J.C., and De Jong, K.A., 1990, Caborca-Altar geology: Cretaceous sedimentation and compression, Tertiary uplift and extension, Arizona Geol. Surv., Spec. Paper 7, p. 165-182.

Jacques, A.C., 1993, The Cretaceous in the Caborca-Santa Ana region, northwest Sonora, Mexico, Unpubl. Ph.D. Dissertation, University of Cincinnati, Ohio, 158 p.

Jacques-Ayala, C., 1995, Paleogeography and provenance of the Lower Cretaceous Bisbee Group in the Caborca-Santa Ana area, northwest Sonora, Geological Society of America, Special Paper 301, p. 79-98.

Jacques, Cesar Ayala, and Clark, Kenneth F., 1998, Lithòlogy, Structure and Gold Deposits of Northwestn Sonora, Mexico, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 203-248.

Jacques-Ayala, C., 2000, Deletion of the Mojave-Sonora megashear as a terrane boundary: Stratigraphic, sedimentologic, and structural evidence, in Calmus, T., Perez-Segura, E. (Eds). Cuarta Reunion Sobre la Geologia. Universidad Nacional Autonoma de Mexico y Departamento de Geologia, Univ. de Sonora, p. 72-73.

La Garza, B., V., Noguez, B., L., and Mayor, J., 1998, Geology of La Herradura Gold Deposit Caborca, Sonora, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 133-147.

Martinez, H.A., 1998, The San Francisco Gold Mine Municipality of Santa Ana, Sonora, Mexico, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 49-58.

Merriam, R., and Eells, J.L., 1979, Reconnaisance geologic map of the Caborca quadrangle, Sonora, Mexico, Universidad de Sonora, Departmento de Geologia Boletín, v. 1, p. 87-94, scale 1:250,000.

Miranda, G., M.A., Gomez, C., J.A., and Eastoe, C.J., 1998, Borate deposits of Northern Sonora, Mexico, stratigraphy tectonics, stable isotopes, and fluid inclusions, Econ. Geol., v. 93, no. 4, p. 510-523.

Molina Garza, Roberto S., and Geissman, John W., 1998, Plaeomagnetic Evidence Against Jurassic Left-Lateral (Southward) Displacement of the Caborca Terrane, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 187-201.

Nourse, J.A., Anderson, T.H., Silver, L.T., 1994, Tertiary metamorphic core complexes in Sonora, Mexico, Tectonics, v. 13, no. 5, p. 1161-1182.

Nourse, J.A., 1995, Jurassic-Cretaceous paleogeography of the Magdalena region, Sonora, and its influence on the distribution of Tertiary metamorphic core complexes: Geological Society of America Special Paper 301, p. 59-78.

Nourse, J.A., 2001, Tectonic insights from an Upper Jurassic-Lower Cretaceous stretched-clast conglomerate, Caborca-Altar region, Sonora, Mexico, Journal of South American Earth Sciences, v. 14, p. 453-474.

Rehrig, W., 2004, Unpublished field notes from mapping and sampling at Chanate.

Roldan, Q.J. and Clark, K.F., 1992, An Overview of the Geology and Mineral Resources of Northern Sierra Madre Occidental and adjacent areas, *in* Clark, K.F., Roldan, Q.J., and

Schmidt, R.H. (eds.), Geology and Mineral Resources of Northern Sierra Madre Occidental, Mexico, El Paso Geol. Soc. Field Conference Guidebook, no. 24, p. 39-65.

Sedlock, R.L., Ortega, G.F., and Speed, R.C., 1993, Tectonostratigraphic terrones and tectonic evolution of Mexico, Geol. Soc. Of America, Spec, Paper 278, 153 p.

Silberman, M.L., Giles, D.A., and Graubard, C., 1988, Characteristics of gold deposits in northern Sonora, 2nd Simposio de Geologia y Minerales de Sonora (resumen), p. 58-60.

Silver, L.T., and Anderson, T.H., 1974, Possible left-lateral Early-to Middle Mesozoic disruption of the southwestern North American craton margin, Geol. Soc. Of America, Abstracts and Programs, p. 955-956.

Southworth, J.R., 1998, Quartz and Placer Gold Deposits in Northwestern Mexico, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 71.

Summers, A.H., Mendivil V., A, Hufford, G.A., 1998, Geology and Operation of La Choya Open Pit Heap Leach Gold Mine, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 149-155.

Thoms, John A., 1998, Exploration and Geology of the Choya Sur Gold Deposit, Sonora, Mexico, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 157-176.

Verdugo,M., F., 1983, Los Recursos Geotermicos del Estado de Sonora, Secretaria de Fomento Economico, Direccion de Minera, Geologiay Energeticos, Publicacion No. 4, 101 p.

Zawada, R.D. 1998, La Colorada Gold Mine Sonora, Mexico, *in* Clark, K.F., (ed.), Gold Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series v.30, p. 87-116.

APPENDIX 1

SAMPLE	Au ppm	Ag ppm	Al %	As ppm	B ppm	Ba ppm	Be ppm	Bi ppm	Ca %	Cd ppm	Co ppm	Cr ppm	Cu ppm	Fe %	Ga ppm	Hg ppm	K %
115001	0.574	0.8	1.94	63	<10	80	1.1	<2	1.03	1.8	13	37	48	4.3	10	<1	0.22
115002	0.348	1.1	1.32	27	<10	40	0.9	2	2.16	0.9	8	29	31	3.18	<10	<1	0.27
115003	0.082	0.7	2.02	52	<10	80	1.2	<2	2.31	1.4	16	48	33	3.77	<10	<1	0.24
115004	0.466	0.7	1.75	62	<10	80	1.4	<2	2.09	1.8	18	28	34	4.03	<10	<1	0.23
115005	1.61	1.2	1.41	58	<10	160	1	<2	0.87	0.8	6	18	38	4.54	<10	<1	0.48
115006	0.407	1.1	0.84	48	<10	80	0.7	<2	1.19	0.7	5	10	26	3.18	<10	<1	0.28
115007	2.83	1.8	0.45	18	<10	80	<0.5	<2	0.08	<0.5	1	48	10	1.06	<10	<1	0.21
115008	3.45	1.8	0.34	43	<10	80	<0.5	<2	0.08	<0.5	1	8	12	1.68	<10	<1	0.17
115009	2.78	1.4	1.28	28	<10	70	1	<2	0.17	4.8	16	62	22	3.53	10	<1	0.22
115010	2.41	1.6	0.63	12	<10	40	0.5	<2	0.08	<0.5	8	38	48	2	<10	<1	0.13
115011	0.954	1.1	1.08	41	<10	60	0.8	<2	0.1	<0.5	3	11	16	2.52	<10	<1	0.31
115012	0.787	1	1.18	28	<10	110	0.7	<2	0.13	<0.5	5	19	26	2.38	<10	<1	0.28
115013	0.605	0.5	0.98	17	<10	80	0.6	<2	0.08	<0.5	3	20	23	2.01	<10	<1	0.23
115014	0.131	0.3	0.97	33	<10	80	0.7	<2	0.18	<0.5	4	11	12	2.32	<10	<1	0.27
115015	1.068	0.4	0.69	80	<10	70	0.7	<2	0.12	<0.5	3	3	19	2.83	<10	<1	0.18
115016	0.784	0.2	0.82	19	<10	60	0.5	<2	0.1	<0.5	8	10	17	1.48	<10	<1	0.25
115017	1.538	0.5	0.75	27	<10	70	<0.5	<2	0.11	<0.5	3	9	18	2.02	<10	<1	0.17
115018	0.386	0.5	0.91	29	<10	80	0.8	<2	0.12	<0.5	8	17	17	2.12	<10	<1	0.24
115019	0.818	0.8	0.8	34	<10	70	0.8	<2	0.11	<0.5	4	18	17	2.44	<10	<1	0.24
115020	0.823	0.4	0.83	80	<10	100	0.6	<2	0.06	<0.5	1	13	13	2.74	<10	<1	0.37
115021	1.006	0.7	0.82	51	<10	40	0.5	<2	0.06	<0.5	2	6	18	2.28	<10	<1	0.19
115022	1.386	0.6	0.84	33	<10	70	0.8	<2	0.09	0.6	3	16	18	2.56	<10	<1	0.24
115023	2.34	2.1	0.73	19	<10	60	0.6	<2	0.12	0.7	6	4	28	2.13	<10	<1	0.14
115024	0.919	1.4	0.77	19	<10	70	0.6	<2	0.06	<0.5	3	23	14	1.6	<10	<1	0.25
115025	0.694	1.2	0.32	28	<10	40	<0.5	<2	0.03	<0.5	1	14	7	1.3	<10	<1	0.14
115026	0.318	1.3	0.86	57	<10	90	0.9	<2	0.08	0.9	1	34	18	3.53	<10	<1	0.43
115027	0.080	0.2	0.84	24	<10	80	0.5	<2	0.12	<0.5	4	26	10	1.77	<10	<1	0.27
115028	0.087	<0.2	0.81	10	<10	80	0.5	<2	0.08	<0.5	2	17	11	1.54	<10	<1	0.36
115029	0.349	0.2	1	38	<10	100	0.8	<2	0.18	<0.5	3	9	14	2.66	<10	<1	0.28
115030	0.419	0.7	1.59	56	<10	100	0.6	<2	0.41	0.8	3	2	18	6.71	<10	<1	0.22
115031	0.698	0.4	0.89	70	<10	110	0.7	<2	0.11	<0.5	5	5	14	3.38	<10	<1	0.35
115032	1.515	0.6	0.6	23	<10	80	0.6	<2	0.15	<0.5	3	3	17	2.28	<10	<1	0.17
115033	4.84	2.3	0.38	32	<10	90	<0.5	<2	0.08	<0.5	<1	21	7	1.13	<10	<1	0.28
115034	1.72	0.2	0.78	44	<10	80	<0.5	<2	0.15	<0.5	2	3	10	2.3	<10	<1	0.13
115035	0.74	4.4	0.73	80	<10	60	0.6	<2	0.18	<0.5	4	25	13	2.49	<10	<1	0.13
115036	4.650	0.6	0.7	51	<10	60	<0.5	<2	0.1	<0.5	3	45	11	1.7	<10	<1	0.13
115037	3.08	8.8	0.82	22	<10	80	0.7	<2	0.13	<0.5	2	25	33	2.43	<10	<1	0.1
115038	0.287	0.3	0.44	25	<10	80	<0.5	<2	0.06	<0.5	2	6	8	1.43	<10	<1	0.14
115039	0.384	0.8	0.55	32	<10	80	0.5	<2	0.07	<0.5	3	2	11	1.46	<10	<1	0.19
115040	0.089	0.8	0.67	28	<10	80	0.7	<2	0.1	<0.5	8	14	18	2.54	<10	<1	0.12
115041	1.18	4.6	0.63	28	<10	80	<0.5	<2	0.13	<0.5	2	3	13	1.07	<10	<1	0.14
115042	0.903	0.6	0.80	32	<10	110	<0.5	<2	0.07	<0.5	1	23	18	1.81	<10	<1	0.34
115043	0.476	0.4	0.56	17	<10	40	<0.5	<2	0.08	<0.5	2	8	9	1.52	<10	<1	0.12
115044	1.23	1.9	0.28	14	<10	40	<0.5	<2	0.06	<0.5	2	8	5	0.8	<10	<1	0.15
115045	1.8	1	0.38	31	<10	80	<0.5	<2	0.07	<0.5	4	18	8	1.43	<10	<1	0.12
115046	0.23	0.6	0.82	24	<10	70	0.7	<2	0.09	<0.5	7	43	18	2.02	<10	<1	0.43
115047	0.834	0.4	0.7	38	<10	110	0.8	<2	0.2	1	8	60	17	2.08	<10	<1	0.2
115048	0.388	0.3	0.71	47	<10	130	0.5	<2	0.12	1.3	4	9	10	1.97	<10	<1	0.11
115049	0.917	0.6	0.87	37	<10	80	0.8	<2	0.21	1	11	22	23	3.05	<10	<1	0.19
115050	0.021	0.3	2.08	6	<10	110	0.9	<2	0.05	<0.5	24	104	17	4.87	10	<1	0.14
115051	0.044	0.4	1.1	48	<10	90	0.7	<2	0.25	1.1	9	19	38	3.31	10	<1	0.17
115052	2.28	0.5	2.72	21	<10	80	1	<2	0.69	0.8	34	121	38	4.63	10	1	0.12
115053	2.98	1.4	1.08	58	<10	180	1.2	<2	0.18	<0.5	4	13	28	3.12	10	<1	0.41
115054	3.61	2.3	0.45	19	<10	110	<0.5	<2	0.14	<0.5	1	8	18	1.27	<10	<1	0.31
115055	3.38	1.5	1.26	43	<10	270	0.7	<2	0.41	<0.5	1	17	21	2.81	<10	<1	0.50
115056	0.029	<0.2	0.86	25	<10	80	<0.5	2	0.09	<0.5	4	7	13	1.81	<10	<1	0.1
115057	0.969	0.5	1.13	80	<10	120	0.9	<2	0.17	<0.5	3	29	21	2.36	<10	<1	0.31
115058	0.587	0.5	0.93	53	<10	180	1	<2	0.15	<0.5	7	12	18	4.46	<10	<1	0.28
115059	6.2	0.4	0.88	62	<10	140	0.8	<2	0.08	<0.5	1	30	10	2.59	<10	<1	0.33
115060	0.384	0.8	0.88	163	<10	190	0.7	<2	0.13	0.8	3	4	18	4.14	<10	<1	0.33
115061	0.285	0.4	1.41	36	<10	130	1.1	2	0.24	0.8	4	14	18	3.74	10	<1	0.31
115062	6.19	0.4	0.91	33	<10	150	<0.5	<2	0.17	<0.5	2	8	11	2.32	<10	<1	0.34
115063	0.163	0.4	0.78	81	<10	80	0.6	<2	0.67	0.5	8	22	11	2.82	<10	<1	0.32
115064	0.803	<0.2	2.25	18	<10	70	0.6	<2	0.79	0.8	14	111	27	3.19	10	1	0.12
115065	1.808	1.5	0.43	19	<10	210	<0.5	<2	0.11	<0.5	1	80	5	0.85	<10	<1	0.27
115066	0.221	0.2	0.29	17	<10	80	<0.5	<2	0.08	<0.5	1	18	6	1.36	<10	<1	0.15
115067	0.084	0.2	0.27	18	<10	140	<0.5	<2	0.12	<0.5	1	18	5	0.9	<10	<1	0.16
115068	0.101	0.2	0.21	18	<10	160	<0.5	<2	0.07	<0.5	1	20	4	0.75	<10	<1	0.16
115069	0.111	0.7	0.27	15	<10	80	<0.5	<2	0.09	<0.5	1	9	4	0.69	<10	<1	0.09
115070	0.346	0.4	0.3	38	<10	170	<0.5	<2	0.21	<0.5	2	16	5	1.28	<10	<1	0.16
115071	0.782	0.3	0.25	25	<10	270	<0.5	<2	0.02	<0.5	1	13	4	0.88	<10	<1	0.18
115072	0.463	0.3	0.23	27	<10	100	<0.5	<2	0.05	<0.5	1	8	3	1.26	<10	1	0.11
115073	1.96	0.2	0.19	40	<10	50	<0.5	<2	0.05	<0.5	1	8	4	0.76	<10	<1	0.11
115074	1.6	1.5	0.27	24	<10	80	<0.5	<2	0.04	<0.5	<1	10	4	1	<10	<1	0.14
115075	0.223	0.8	0.2	17	<10	120	<0.5	<2	0.05	<0.5	1	5	4	0.57	<10	<1	0.13
115076	2.76	0.7	0.22	13	<10	140	<0.5	<2	0.11	<0.5	1	16	5	0.73	<10	<1	0.1
115077	0.612	0.4	0.29	21	<10	140	<0.5	<2	0.08	<0.5	3	7	6	0.94	<10	<1	0.11
115078	0.108	0.7	0.21	23	<10	90	<0.5	<2	0.03	<0.5	<1	7	3	0.86	<10	<1	0.18
115079	0.468	0.5	0.76	38	<10	70	<0.5	<2	0.11	<0.5	8	5	38	2.36	<10	1	0.21
115080	0.49	<0.2	1.74	19	<10	80	0.8	<2	0.27	<0.5	17	90	80	3.07	10	<1	0.2
115081	0.883	1	0.81	39	<10	70	0.5	<2	0.19	<0.5	6	51	22	2.33	10	<1	0.28
115082	4.2	1.5	0.91	83	<10	80	0.5	<2	0.18	<0.5	7	54	38	2.89	10	1	0.2
115083	0.318	0.4	0.67	79	<10	160	0.6	<2	0.86	0.6	2	2	48	2.56	<10	<1	0.19
115084	0.439	0.2	0.79	60	<10	80	1.5	<2	0.39	<0.5	2	6	23	2.42	<10	<1	0.17
115085	0.126	<0.2	0.84	22	<10	70	0.9	<2	1.31	0.8	6	7	17	2.53	<10	<1	0.13
115086	6.03	0.6	0.36	1480	<10	370	<0.5	<2	1.81	0.6	5	4	63	2.92	<10	<1	0.19
115087	0.007	0.5	1.07	83	<10	790	0.7	2	0.98	1.9	6	8	44	3.27	<10	<1	0.18
115088	0.475	0.3	0.22	27	<10	70	<0.5	<2	0.04	<0.5	2	13	6	1.1	<10	<1	0.17
115089	0.418	0.2	0.8	21	<10	100	<0.5	<2	0.09	<0.5	4	5	14	2.47	<10	<1	0.19
115090	1.285	0.4	0.83	38	<10	80	<0.5	<2	0.08	<0.5	3	4	10	2.26	<10	<1	0.17
115091	1.03	0.8	0.29	46	<10	80	<0.5	<2	0.04	<0.5	1	7	9	1.32	<10	<1	0.18
115092	0.019	0.4	0.34	85	<10	100	0.7	<2	0.04	<0.5	2	8	10	1.91	<10	<1	0.13
115093	0.47	0.2	0.84	29	<10	110	<0.5	<2	0.07	<0.5	3	3	24	2.29	<10	<1	0.24
115094	1.518	0.2	0.4	40	<10	90	<0.5	<2	0.04	<0.5	1	3	3	1.14	<10	<1	0.24
115095	0.5	0.3	0.34	48	<10	100	<0.5	<2	0.05	<0.5	<1	6	8	1.80	<10	1	0.25
115096	4.26	0.8	0.46	82	<10	170	<0.5	<2	0.09	<0.5	1	18	7	2.23	10	<1	0.45
73057	6.1	0.8	7.66	1225		810	1.3	2	3.37	0.6	10	36	12	2.86			
73058	6.48	0.8	4.39	1660		470	0.5	2	4.33	0.5	4	63	15	1.47			
73059	5.19	0.8	4.74	94		540	5.5	2	4.99	0.5	18	81	28	2.84			
73060	4.02	0.8	7.71	59		1190	1	2	4.05	0.5	12	47	10	3.22			
73061	6.16	0.7	8.04	3730		1250	1.3	2	8.44	0.5	15	39	48	3.28			

73962	0.03	0.9	8.19	2840		760	2.1	2	1.6	0.8	10	47	61	3.45		
73963	0.11	0.8	5.51	2810		390	6.8	2	0.23	0.5	9	48	84	1.7		
73964	0.2	3	6.88	2060		570	1.3	2	0.98	0.8	8	62	88	3.30		
73965	0.01	0.6	5.41	650		450	6.8	2	0.53	0.8	9	54	71	1.53		
73966	0.66	1.4	5.62	3030		470	1.4	2	2.04	0.8	8	62	85	2.8		
73967	0.01	0.5	7.06	126		650	8.8	2	3.82	0.5	14	57	15	4.22		
73968	0.61	0.6	4.24	270		600	1.5	2	2.72	2	10	71	38	4.31		
73969	0.77	0.9	5.87	87		580	2.8	2	0.16	0.5	8	46	22	2.04		
73970	1.80	0.7	7.02	42		960	2.5	2	0.23	0.6	5	116	65	3.25		
73971	1.16	0.7	8.33	22		620	1.7	2	0.06	0.6	2	38	13	1.8		
73972	0.62	1.1	0.28	34		670	1.6	2	0.12	0.5	5	101	14	1.74		
73973	0.12	0.8	0.22	87		960	1.8	2	0.19	0.8	4	63	25	2.98		
73974	0.13	0.6	7.8	38		1100	2.7	2	0.17	0.6	6	34	18	3		
73975	0.53	1.4	0.26	47		920	1.9	2	0.1	0.6	6	82	17	2.61		
73976	0.83	1.2	4.54	41		680	1.7	3	0.06	0.7	3	117	23	2.91		
73977	0.77	1	6.44	46		1080	1.9	2	0.1	0.5	3	88	14	1.98		
73978	1.12	1	6.93	9		1170	1.2	2	0.17	0.5	7	146	21	2.64		
73979	0.5	0.5	3.4	10		220	0.9	3	0.07	0.5	6	82	9	1.12		
73980	4.73	0.9	6.47	72		580	2.2	2	0.09	0.5	3	66	27	2.90		
73981	3.17	2.8	3.78	24		300	1.1	2	0.08	0.6	2	61	12	1.77		
121001	0.02	0.9	0.51	1810 <10		820 <0.5	<2		3.33	1.6	5	4	169	3.06 <10	<1	0.17
121002	0.027	0.8	0.24	1030 <10		670 <0.5	<2		2.75	0.6	8	8	28	1.83 <10	<1	0.07
121003	0.077 <0.2		0.8	3880 <10		450	0.5 <2		3.51	2.7	8	3	32	2.44 <10	<1	0.21
121004	0.83	1.4	0.83	9040 <10		830 <0.5	<2		6.18	0.8	3	8	21	1.90 <10	<1	0.16
121101	0.175	0.4	1.82	103 <10		70	1.1 <2		4.78	2.6	13	28	31	3.90	10 <1	0.32
121102	4.34	1.2	1.82	74 <10		140	0.7 <2		1.41 <0.5		2	27	39	4.21	10 <1	0.44
121103	0.32	1.9	0.33	25 <10		40 <0.5	<2		0.08 <0.5	<1		12	8	1.12 <10	<1	0.17
121104	1.98	1	0.44	31 <10		70 <0.5	<2		0.07 <0.5	<1		10	8	1.80 <10	<1	0.47
121105	2.98	1.8	0.39	30 <10		80 <0.5	<2		0.08 <0.5		1	9	7	1.45 <10	<1	0.2
121106	1.243	0.4	1.14	28 <10		110	0.5 <2		0.19 <0.5		3	7	18	2.48 <10	<1	0.23
121107	3.16	1	0.84	21 <10		180 <0.5	<2		0.21 <0.5	<1		8	10	1.64 <10	<1	0.38
121108	2.83	3.2	1.09	38 <10		70	0.9 <2		0.3 <0.5		12	112	32	3.34	10 1	0.28
121109	0.311	0.4	0.23	13 <10		140 <0.5	<2		0.06 <0.5	<1		13	3	0.83 <10	<1	0.13
121110	0.14	0.2	0.2	5 <10		130 <0.5	<2		0.09 <0.5		1	19	3	0.91 <10	1	0.08
121111	1.185	0.4	0.32	16 <10		70 <0.5	<2		0.05 <0.5	<1		7	2	0.8 <10	<1	0.18
121112	0.09	0.4	0.32	13 <10		300 <0.5	<2		0.14	0.6	1	13	8	1.08 <10	<1	0.13
121113	0.199	0.3	0.33	42 <10		120 <0.5	<2		0.04 <0.5	<1		8	2	0.82 <10	<1	0.22
121114	0.341	0.2	0.28	23 <10		50 <0.5	<2		0.02 <0.5	<1		10	1	0.72 <10	1	0.18
121117	0.365	0.8	0.68	29 <10		170	0.6 <2		0.14 <0.5	<1		13	8	2.09 <10	<1	0.38
121118	0.381	0.2	0.88	13 <10		80	0.6 <2		0.07 <0.5		2	24	16	1.4 <10	<1	0.14
121119	0.791	0.8	1.04	18 <10		110	0.8 <2		0.15 <0.5		4	38	11	3.02	10 <1	0.23
121151	0.012 <0.2		0.39	23 <10		910 <0.5		6	0.38 <0.5		1	22	9	6.03 <10	1	0.03
121152	0.057	0.5	1.04	194 <10		690	0.5 <2		2.01	1.7	8	4	27	3.09 <10	<1	0.25
121161	0.496	0.5	0.43	12 <10		40 <0.5	<2		0.04 <0.5		1	4	5	4.18 <10	<1	0.1
121162	1.68	0.7	1.18	22 <10		90	0.5 <2		0.13 <0.5		4	1	16	2.8 <10	<1	0.22
121163	0.229	0.2	2.88	16 <10		80	0.8 <2		0.63 <0.5		23	140	23	4.41	10 <1	0.12
121164	0.147	0.2	0.36	12 <10		80 <0.5	<2		0.07 <0.5		1	8	4	1.22 <10	<1	0.11
121165	0.181	0.3	0.66	23 <10		80	1 <2		0.1	0.8	2	8	19	2.16 <10	<1	0.19
121166	3.11	0.5	0.72	31 <10		80	0.5 <2		0.3	0.8	2	7	18	2.84 <10	<1	0.23
121167	0.186	0.4	0.27	22 <10		90 <0.5	<2		0.16 <0.5	<1		7	4	1.18 <10	<1	0.19
121168	0.182	0.3	0.65	39 <10		70 <0.5	<2		0.13	0.8	4	7	12	2.23 <10	<1	0.14

121169	3.39	2.4	2.85 <2	<10		120	0.6 <2		0.41 <0.5		23	307	44	4.01	10 <1	0.66	
121170	1.375	2	0.45	34 <10		90 <0.5	<2		0.05 <0.5	<1		8	5	1.43 <10	<1	0.22	
121171	0.276	0.3	0.33	18 <10		80 <0.5	<2		0.05 <0.5	<1		17	3	0.88 <10	<1	0.15	
121172	0.077	0.5	0.48	28 <10		100 <0.5	<2		0.07 <0.5		1	7	8	1.24 <10	<1	0.13	
121008	0.031	2.3	0.54	3080 <10		710 <0.5	<2		8.13	2.8	4	1	124	2.60 <10	<1	0.28	
121009	3.8	<2	0.32	1210 <10		970 <0.5	<2		4.39	7.1	6	5	164	1.68 <10	<1	0.11	2
121010	0.044	0.4	0.74	2340 <10		700 <0.5	<2		3.86	0.6	7	4	146	2.36 <10	<1	0.25	
121011	0.739	1.1	0.72	3880 <10		290 <0.5	<2		4.91 <0.5		6	3	42	2.18 <10	<1	0.08	
121012	0.217	0.4	0.41	830	10	220 <0.5	<2		0.83	1	8	4	40	2.46 <10	1	0.17	
121013	0.147	3.2	0.35	2340 <10		270 <0.5	<2		0.36 <0.5		7	1	26	2.44 <10	<1	0.17	
121014	3.23	2.8	2.48	42 <10		130	0.8 <2		0.77 <0.5		21	113	39	4.26	10 <1	0.12	
121015	0.461	0.6	0.38	3180 <10		720 <0.5	<2		0.23	1.2	3	1	27	2.16 <10	1	0.16	
121016	1.08	3.8	0.18	5200 <10		240 <0.5	<2		0.24	0.3	1	7	125	1.02 <10	<1	0.06	
121017	0.016	0.3	0.51	1036 <10		150 <0.5	<2		0.67 <0.5		8	3	96	3.19 <10	1	0.19	
121018	0.057	0.7	0.53	1750 <10		380 <0.5	<2		12.08	0.5	8 <1		189	2.06 <10	1	0.23	
121019	0.225	1.4	0.37	3190 <10		670 <0.5	<2		2.94 <0.5		8 <1		48	2.9 <10	1	0.18	
119087	0.008 <0.2		0.34	413 <10		1030 <0.5	<2		1.76	0.6	5	4	98	2.48 <10	<1	0.17	
119088	<0.005	0.4	0.28	91 <10		1190 <0.5		2	1.08	0.8	3	4	94	2.72 <10	<1	0.14	
119089	18.2	1.4	1.09	168 <10		150	0.8 <2		2.97	3.7	22	8	330	5.13 <10	<1	0.22	
119100	0.005	0.3	0.61	28 <10		190 <0.5	<2		7.14 <0.5		6	8	15	2.97 <10	<1	0.17	
121135	0.027	0.2	2.02	3 <10		80 <0.5	<2		2.08 <0.5		18	202	43	2.48	10 <1	0.08	
121132	<0.005 <0.2		0.64	7 <10		130 <0.5	<2		1.09 <0.5		4	3	525	0.92 <10	1	0.3	
121133	0.006	0.2	0.36	13 <10		70 <0.5	<2		1.38 <0.5		3	8	22	1.04 <10	<1	0.21	
121134	0.009	0.2	0.78	21 <10		100 <0.5	<2		0.17	1.3	15	3	37	2.25 <10	<1	0.23	
121135	0.104	16.3	0.22	202 <10		80 <0.5		32	0.27 <0.5		3	8	51	0.91 <10	<1	0.08	
121136	0.007	0.3	0.27	19 <10		80 <0.5	<2		0.63	0.7	2	8	22	0.84 <10	<1	0.08	
121137	0.013	0.5	1.42	42 <10		3270	0.5 <2		3.47	1.4	13	61	38	2.87	10 <1	0.13	
121138	0.014 <0.2		0.63	44 <10		50 <0.5	<2		0.7	0.7	7	8	38	2.18 <10	<1	0.2	
121139	0.009 <0.2		0.78	31 <10		80 <0.5	<2		0.73	0.6	4	5	28	3.02 <10	1	0.2	
121153	<0.005 <0.2		1.18	49 <10		140	0.5 <2		0.29	1	6	4	47	4.05 <10	<1	0.27	
121154	<0.005 <0.2		0.1	61 <10		90 <0.5	<2		0.03 <0.5		3	9	13	2.2 <10	<1	0.02	
121155	0.564	1	0.42	1790 <10		330 <0.5	<2		7.6 <0.5		7	3	180	2.29 <10	<1	0.17	
121156	0.038	0.2	1	82 <10		80	0.8 <2		0.79	1.2	8	18	26	2.85	10 <1	0.21	

La ppm	Mg %	Mn ppm	Mo ppm	Na %	Ni ppm	P ppm	Pb ppm	S %	Sb ppm	Sc ppm	Sr ppm	Ti %	Tl ppm	U ppm	V ppm	W ppm	Zn ppm
20	1	862	6	0.14	54	860	17	0.32	3	6	318	<0.01	<10	<10	81	<10	247
20	0.68	418	6	0.22	28	700	20	0.28	2	3	309	<0.01	<10	<10	37	<10	119
20	1.18	707	8	0.19	62	800	12	0.23	2	8	429	<0.01	<10	<10	48	<10	220
20	0.87	723	7	0.08	39	690	17	0.11	<2	4	347	<0.01	<10	<10	43	<10	239
20	0.3	124	4	0.15	17	780	21	0.53	<2	3	346	<0.01	<10	<10	71	<10	115
20	0.29	486	3	0.06	23	770	17	0.34	<2	2	258	<0.01	<10	<10	34	<10	90
10	0.06	27	4	0.02	5	140	7	0.19	<2	1	66	<0.01	<10	<10	31	<10	25
10	0.04	36	5	0.01	4	200	12	0.08	<2	1	44	<0.01	<10	<10	22	<10	37
20	0.46	136	10	0.06	75	820	14	0.08	<2	3	76	<0.01	<10	<10	92	<10	97
10	0.18	77	3	0.03	24	360	12	0.07	<2	1	39	<0.01	<10	<10	36	<10	47
20	0.19	153	3	0.02	6	190	14	0.02	<2	1	25	<0.01	<10	<10	23	<10	86
30	0.22	180	1	0.02	5	180	11	0.01	<2	1	23	<0.01	<10	<10	21	<10	72
20	0.16	99	1	0.03	4	130	17	0.02	<2	1	17	<0.01	<10	<10	22	<10	60
30	0.17	111	3	0.03	4	470	13	0.01	<2	1	28	<0.01	<10	<10	19	<10	58
20	0.13	124	5	0.02	4	240	15	0.02	<2	1	31	<0.01	<10	<10	31	<10	64
20	0.14	92	2	0.02	4	140	12	0.01	<2	1	16	<0.01	<10	<10	17	<10	46
20	0.17	103	2	0.02	8	120	9	0.01	<2	1	17	<0.01	<10	<10	18	<10	80
30	0.2	127	2	0.02	8	140	13	0.01	<2	1	20	<0.01	<10	<10	19	<10	69
30	0.17	124	2	0.04	8	230	12	0.02	<2	1	27	<0.01	<10	<10	21	<10	76
20	0.07	34	4	0.07	6	230	11	0.07	<2	1	30	<0.01	<10	<10	24	<10	30
20	0.08	86	8	0.03	7	230	8	0.06	<2	1	32	<0.01	<10	<10	28	<10	44
20	0.12	136	2	0.03	10	200	18	0.02	<2	1	21	<0.01	<10	<10	32	<10	74
20	0.18	259	2	0.02	8	190	13	0.01	<2	1	18	<0.01	<10	<10	38	<10	64
20	0.08	70	2	0.06	9	300	9	0.05	<2	1	28	<0.01	<10	<10	25	<10	80
10	0.03	92	6	0.03	6	130	9	0.08	<2	1	28	<0.01	<10	<10	17	<10	27
20	0.05	25	8	0.08	9	860	13	0.02	<2	2	136	<0.01	<10	<10	82	<10	38
20	0.16	159	2	0.05	5	220	11	0.01	<2	1	19	<0.01	<10	<10	15	<10	54
20	0.12	63	2	0.03	4	100	17	0.01	<2	1	17	<0.01	<10	<10	14	<10	89
20	0.18	119	3	0.02	7	440	18	0.03	<2	1	63	<0.01	<10	<10	28	<10	70
20	0.29	441	4	0.08	12	1830	11	0.06	2	1	163	<0.01	<10	<10	38	<10	120
20	0.12	547	3	0.08	14	340	11	0.37	<2	1	70	<0.01	<10	<10	21	<10	65
30	0.22	102	3	0.02	6	130	16	0.01	<2	1	30	<0.01	<10	<10	23	<10	55
20	0.08	13	3	0.04	4	90	7	0.08	<2	1	28	<0.01	<10	<10	30	<10	7
30	0.23	100	4	0.05	6	160	16	0.01	<2	2	22	<0.01	<10	<10	19	<10	51
30	0.29	143	8	0.04	22	300	18	0.01	<2	2	27	<0.01	<10	<10	43	<10	59
10	0.1	45	11	0.05	13	220	17	0.04	<2	2	42	<0.01	<10	<10	42	<10	20
10	0.22	85	6	0.04	23	320	9	0.01	<2	2	40	<0.01	<10	<10	76	<10	51
10	0.08	172	4	0.02	7	110	12	0.04	<2	1	18	<0.01	<10	<10	20	<10	33
20	0.1	143	2	0.01	7	80	11	<0.01	<2	<1	12	<0.01	<10	<10	17	<10	43
30	0.13	370	6	0.03	14	230	12	0.02	<2	1	34	<0.01	<10	<10	63	<10	90
20	0.12	90	5	0.03	5	110	28	0.01	<2	1	18	<0.01	<10	<10	25	<10	45
30	0.08	24	8	0.03	3	270	13	0.28	<2	2	63	<0.01	<10	<10	85	<10	17
20	0.11	84	4	0.03	6	80	14	<0.01	<2	1	13	<0.01	<10	<10	23	<10	44
10	0.04	30	3	0.01	6	80	12	0.01	<2	1	11	<0.01	<10	<10	17	<10	19
10	0.12	149	6	0.02	16	150	17	0.01	<2	1	18	<0.01	<10	<10	26	<10	31
10	0.1	129	6	0.06	16	340	10	0.39	<2	3	70	<0.01	<10	<10	87	<10	33
20	0.13	833	10	0.03	14	780	30	0.12	<2	1	82	<0.01	<10	<10	27	<10	97
40	0.15	1030	13	0.15	10	240	21	0.01	<2	2	41	<0.01	<10	<10	16	<10	82
30	0.4	485	8	0.03	35	490	18	0.03	<2	3	34	<0.01	<10	<10	44	<10	91
40	2.69	851	1	0.08	179	1510	9	<0.01	<2	8	58	0.01	<10	<10	102	<10	86

30	0.53	390	6	0.03	26	580	17	<0.01	<2	3	29	<0.01	<10	<10	62	<10	129
40	2.58	462	1	0.06	182	1540	8	<0.01	<2	8	50	0.01	<10	<10	124	<10	168
30	0.23	47	8	0.03	13	810	17	0.22	2	2	60	<0.01	<10	<10	66	<10	66
20	0.1	28	5	0.03	7	280	22	0.3	<2	1	44	<0.01	<10	<10	30	<10	14
20	0.13	93	5	0.07	8	630	24	0.71	<2	3	134	<0.01	<10	<10	77	<10	86
10	0.12	649	2	0.02	4	110	27	0.02	<2	1	15	<0.01	<10	<10	16	<10	39
20	0.2	63	8	0.02	9	220	21	0.08	<2	2	37	<0.01	<10	<10	36	<10	82
20	0.15	373	11	0.03	18	850	9	0.26	<2	2	91	<0.01	<10	<10	45	<10	97
20	0.08	42	24	0.03	6	340	28	0.24	<2	2	72	<0.01	<10	<10	28	<10	98
20	0.09	113	9	0.04	6	400	17	0.44	<2	2	124	<0.01	<10	<10	27	<10	62
30	0.31	614	13	0.03	10	340	30	0.03	<2	3	54	<0.01	<10	<10	38	<10	149
10	0.14	94	4	0.03	6	370	11	0.44	<2	1	118	<0.01	<10	<10	38	<10	30
20	0.1	189	29	0.02	7	540	18	0.58	2	2	222	<0.01	<10	<10	31	<10	61
30	1.99	333	2	0.03	111	700	8	0.08	2	6	208	0.01	<10	<10	181	<10	107
10	0.03	91	13	0.01	3	690	11	0.19	<2	1	40	<0.01	<10	<10	26	<10	12
10	0.05	79	7	0.01	5	280	9	0.18	<2	1	38	<0.01	<10	<10	18	<10	23
10	0.02	91	9	0.01	6	330	12	0.15	<2	1	39	<0.01	<10	<10	9	<10	20
10	0.01	82	11	0.01	3	340	8	0.16	<2	1	35	<0.01	<10	<10	9	<10	9
10	0.04	63	2	0.01	4	80	6	0.05	<2	<1	13	<0.01	<10	<10	9	<10	8
10	0.06	128	8	<0.01	6	420	13	0.15	<2	1	38	<0.01	<10	<10	15	<10	29
10	0.02	36	7	<0.01	3	90	10	0.12	<2	<1	34	<0.01	<10	<10	12	<10	8
10	0.02	45	4	0.01	5	120	8	0.07	<2	<1	18	<0.01	<10	<10	12	<10	28
10	0.02	79	2	<0.01	3	180	8	0.06	<2	<1	12	<0.01	<10	<10	14	<10	8
10	0.04	43	3	<0.01	2	240	9	0.09	<2	1	26	<0.01	<10	<10	21	<10	13
20	0.03	58	1	0.02	3	130	6	0.07	<2	<1	20	<0.01	<10	<10	8	<10	4
10	0.02	93	3	<0.01	2	340	6	0.06	<2	<1	21	<0.01	<10	<10	13	<10	20
10	0.08	191	2	0.02	9	240	11	0.09	<2	<1	38	<0.01	<10	<10	14	<10	25
10	0.02	18	4	0.01	3	80	10	0.14	<2	<1	25	<0.01	<10	<10	12	<10	11
20	0.16	107	3	0.01	9	200	11	0.01	<2	1	22	<0.01	<10	<10	22	<10	74
20	1.39	384	3	0.01	66	300	14	0.04	<2	3	58	<0.01	<10	<10	68	<10	121
20	0.38	114	7	0.01	29	400	20	0.17	<2	1	68	<0.01	<10	<10	28	<10	81
20	0.52	141	2	0.02	46	380	17	0.09	<2	1	41	<0.01	<10	<10	32	<10	64
10	0.16	85	32	0.09	8	400	18	0.73	3	1	131	<0.01	<10	<10	13	<10	110
20	0.18	33	14	0.07	8	330	10	0.09	2	2	89	<0.01	<10	<10	11	<10	104
20	0.37	325	10	0.08	8	400	8	0.03	2	2	142	<0.01	<10	<10	28	<10	82
20	0.38	461	4	0.06	9	470	22	0.04	6	2	298	<0.01	<10	<10	12	<10	62
20	0.32	314	4	0.06	20	480	73	0.08	2	3	120	<0.01	<10	<10	14	<10	483
10	0.03	84	1	0.03	7	130	5	0.16	<2	1	30	<0.01	<10	<10	18	<10	26
20	0.15	159	1	0.04	8	150	12	0.02	<2	1	21	<0.01	<10	<10	23	<10	88
20	0.08	156	2	0.04	3	150	12	0.03	<2	1	18	<0.01	<10	<10	11	<10	46
10	0.04	37	13	0.03	3	120	18	0.12	<2	1	36	<0.01	<10	<10	19	<10	29
10	0.03	35	8	0.03	8	220	13	0.03	<2	1	33	<0.01	<10	<10	41	<10	48
30	0.13	94	1	0.03	4	130	21	0.01	<2	1	13	<0.01	<10	<10	20	<10	44
10	0.02	39	8	0.03	3	130	18	0.23	<2	1	30	<0.01	<10	<10	23	<10	13
10	0.03	38	3	0.04	6	250	11	0.28	<2	1	28	<0.01	<10	<10	29	<10	22
20	0.03	44	11	0.08	3	330	19	0.72	2	3	95	<0.01	<10	<10	38	<10	17
	1.26	384	2	3.08	27	980	52	0.01	9		436	0.42			128	10	49
	0.3	185	4	2.83	8	390	35	0.01	6		251	0.16			28	30	63
	0.29	379	2	1.62	22	540	11	0.01	5		308	0.2			75	10	38
	1.08	489	1	2.08	37	1020	16	0.01	5		314	0.38			115	10	49
	0.32	530	1	3.44	37	1020	22	0.02	18		387	0.4			132	20	89

		0.31	277	3	0.78	12	670	14	0.01	14		97	0.33		95	10	95
		0.18	258	3	2.17	6	370	11	0.01	11		203	0.23		67	10	28
		0.24	431	4	1.68	9	900	17	0.01	22		177	0.28		83	10	41
		0.1	371	1	1.86	6	490	37	0.01	19		121	0.28		59	10	42
		1.38	216	6	0.86	12	380	38	0.01	36		384	0.25		75	20	120
		1.17	513	1	3.38	38	890	11	0.01	8		772	0.32		110	30	80
		1.14	653	4	1.25	12	580	28	0.02	6		713	0.24		94	10	170
		0.81	219	3	0.27	22	290	18	0.08	5		71	0.22		118	10	92
		0.82	184	3	0.78	41	410	33	0.11	5		181	0.34		114	10	75
		0.26	62	2	0.75	3	180	18	0.04	5		93	0.21		61	10	28
		0.29	114	10	0.61	14	340	45	0.08	5		157	0.21		102	10	82
		0.48	64	6	0.67	14	530	27	0.01	6		84	0.25		144	10	120
		0.41	388	2	0.17	4	220	22	0.01	6		88	0.34		82	10	75
		0.34	138	8	0.41	21	480	31	0.25	5		130	0.34		128	10	103
		0.21	71	8	0.63	11	380	28	0.11	5		118	0.18		88	10	116
		0.25	57	8	0.69	11	250	23	0.06	6		158	0.24		110	10	67
		0.43	95	7	0.84	47	480	23	0.11	6		179	0.27		123	10	87
		0.15	138	1	1.34	4	70	17	0.01	6		83	0.08		28	10	35
		0.29	70	0	0.28	8	270	58	0.02	5		75	0.23		121	10	56
		0.12	91	3	1.37	4	150	13	0.1	6		156	0.13		43	10	37
	10	0.11	653	4	0.06	7	390	38	0.03	8	2	41 <0.01	<10	<10	9 <10		137
	10	0.5	335 <1		0.06	15	430	33	0.03	4	2	228 <0.01	<10	<10	4 <10		74
	10	1.32	386	1	0.08	18	670	50	0.02	3	2	345 <0.01	<10	<10	8 <10		208
	10	0.27	243	3	0.04	13	730	157	0.05	16	1	208 <0.01	<10	<10	8 <10		73
	20	0.83	660	5	0.16	43	770	32	0.17	2	6	613 <0.01	<10	<10	39 <10		176
	20	0.4	60	2	0.22	32	800	36	0.76	3	3	413 <0.01	<10	<10	70 <10		70
	10	0.04	38	2	0.03	1	120	16	0.07 <2		1	32 <0.01	<10	<10	17 <10		21
	10	0.03	27	6	0.05 <1		300	14	0.02 <2		1	114 <0.01	<10	<10	73 <10		4
	10	0.06	32	1	0.08	2	160	11	0.18 <2		1	42 <0.01	<10	<10	27 <10		6
	20	0.28	107	2	0.04	4	200	21	0.01 <2		1	24 <0.01	<10	<10	27 <10		59
	20	0.1	17	5	0.06	3	380	20	0.4	3	2	64 <0.01	<10	<10	41 <10		38
	30	1.01	243	3	0.06	91	670	20	0.04 <2		3	68 <0.01	<10	<10	52 <10		95
	10	0.01	106	6	0.03	2	430	10	0.12 <2		1	39 <0.01	<10	<10	12 <10		12
<10		0.03	117	3	0.04	3	310	5	0.09 <2	<1		23 <0.01	<10	<10	6 <10		17
	10	0.02	44	4	0.03	1	110	8	0.13	3 <1		23 <0.01	<10	<10	17 <10		12
	10	0.03	181	7	0.02	6	580	8	0.14 <2		1	63 <0.01	<10	<10	9 <10		43
	10	0.03	32	6	0.03	1	110	16	0.15 <2	<1		23 <0.01	<10	<10	15 <10		4
	10	0.02	37	1	0.03	1	90	9	0.05 <2	<1		18 <0.01	<10	<10	11 <10		5
	20	0.16	43	3	0.05	7	340	18	0.44	2	3	51 <0.01	<10	<10	32 <10		28
	10	0.19	138	1	0.03	19	140	9	0.01	3	1	43 <0.01	<10	<10	60 <10		34
	28	0.29	105	1	0.04	27	230	11	0.18 <2		2	61	0.01 <10	<10	74 <10		31
<10		0.08	116	20	0.02	1	2130	5	0.06	2	1	100	0.02 <10	<10	70 <10		10
	20	0.42	487	7	0.04	9	820	28	0.03	8	2	84 <0.01	<10	<10	17 <10		163
	10	0.07	103	2	0.06	2	100	11	0.03 <2		1	21 <0.01	<10	<10	18 <10		27
	20	0.27	320	1	0.03	4	140	23 <0.01		2	1	23 <0.01	<10	<10	21 <10		42
	40	2.81	479 <1		0.07	158	1380	12	0.01 <2		8	40	0.01 <10	<10	128 <10		147
	10	0.08	65	1	0.08	3	160	8	0.1 <2		1	28 <0.01	<10	<10	15 <10		33
	28	0.2	128	48	0.06	7	280	16	0.04	6	1	43 <0.01	<10	<10	16 <10		79
	20	0.17	85	32	0.05	7	450	13	0.16	6	1	86 <0.01	<10	<10	24 <10		58
	10	0.04	96	5	0.04	5	210	8	0.11 <2		1	22 <0.01	<10	<10	18 <10		20
	10	0.2	180	2	0.04	10	290	10	0.06 <2		1	38 <0.01	<10	<10	42 <10		68

	30	2.47	584 <1		0.08	176	1200	14	0.01	2	8	64	0.01 <10	<10	133 <10	93
	10	0.08	47	2	0.08	8	210	9	0.26 <2		1	34 <0.01	<10	<10	31 <10	23
	10	0.08	48	1	0.04	6	100	14	0.07 <2		1	17 <0.01	<10	<10	18 <10	7
	10	0.08	34	2	0.05	5	130	9	0.08 <2		1	18 <0.01	<10	<10	19 <10	38
	20	0.18	518	4	0.02	6	490	1115	0.04	10	2	108 <0.01	<10	<10	9 <10	278
<10		0.49	456	2	0.01	11	260	1010	0.13	3	1	198 <0.01	<10	<10	9 <10	294
	28	0.23	851	2	0.03	8	590	27	0.04	4	3	181 <0.01	<10	<10	17 <10	76
	18	0.37	366	1	0.06	14	670	66	0.02	22	4	142 <0.01	<10	<10	9 <10	82
	10	0.13	421 <1		0.08	22	830	177	0.91	12	4	82 <0.01	<10	<10	42 <10	138
	10	0.12	359 <1		0.05	16	1030	34	0.01	6	4	53 <0.01	<10	<10	88 <10	36
	30	2.11	341 <1		0.06	149	1280	19	0.01 <2		6	48 <0.01	<10	<10	101 <10	97
	18	0.07	306	2	0.03	15	500	84	0.02	10	3	83 <0.01	<10	<10	6 <10	105
	10	0.02	92	2	0.02	2	90	713	0.01	8 <1		38 <0.01	<10	<10	2 <10	237
	20	0.13	481	1	0.05	12	730	29	0.02	8	2	27 <0.01	<10	<10	9 <10	80
	10	0.38	443 <1		0.03	11	680	181	0.03	10	2	348 <0.01	<10	<10	12 <10	85
	10	0.29	383 <1		0.05	14	830	98	0.02	9	4	103 <0.01	<10	<10	8 <10	64
	20	0.86	601	3	0.04	8	410	19	0.17	8	3	120 <0.01	<10	<10	8 <10	86
	10	0.54	301	4	0.05	2	300	22	0.05	4	2	88 <0.01	<10	<10	4 <10	43
<10		0.12	866	6	0.25	40	680	23	0.08 <2		2	327 <0.01	<10	<10	33 <10	329
	10	0.35	1353	1	0.04	1	280	29	0.02 <2		2	248	0.01 <10	<10	10 <10	32
	20	2.47	942 <1		0.13	45	930	13 <0.01	<2		7	116	0.15 <10	<10	83 <10	65
	30	0.17	530 <1		0.05	1	710	9 <0.01	<2		1	41	0.02 <10	<10	8 <10	22
	20	0.08	433	1	0.03	1	320	104 <0.01	<2		1	38	0.01 <10	<10	7 <10	19
	10	0.12	257	2	0.03	17	480	81	0.01 <2		1	63 <0.01	<10	<10	13 <10	194
<10		0.04	148	7	0.04	2	180	2960	0.11	2	1	42 <0.01	<10	<10	82 <10	29
	30	0.06	388	1	0.06	3	310	28	0.01	2	1	17 <0.01	<10	<10	5 <10	45
	20	1.74	1436	11	0.04	67	820	98	0.1 <2		5	1160 <0.01	<10	<10	42 <10	142
	20	0.41	159	3	0.04	9	420	12 <0.01	<2		2	38 <0.01	<10	<10	38 <10	113
	20	0.27	161	4	0.04	8	420	17	0.03 <2		2	65 <0.01	<10	<10	34 <10	88
	20	0.38	102	3	0.03	11	490	18	0.03 <2		2	33 <0.01	<10	<10	27 <10	136
<10		0.01	687	2	0.01	2	30	8 <0.01	<2		1	8 <0.01	<10	<10	8 <10	58
	20	0.11	525	4	0.05	7	840	17 <0.01		27	3	61 <0.01	<10	<10	45 <10	47
	20	0.8	338	8	0.03	15	470	14 <0.01		3	3	108 <0.01	<10	<10	44 <10	106

Certificate of Qualification

I, Kurt T. Katsura, of P.O. Box 51346, Eugene, Oregon do hereby certify that:

I am a registered Professional Geologist in the State of Oregon RG # 1221 and hold the designation of Consulting Geologist.

I hold degrees of Geology and I hold the degree of Bachelor of Science (1981) and a Master of Science (1988), both from the University of Oregon.

I have been practicing my profession since 1982 (25 years).

I was retained by General Minerals Corporation ("GMC") to collect data and write a report on the Canasta Dorada Property, located in the municipality of Caborca, in the state of Sonora, Mexico. I have visited the Property on November 6-7, 2006 and have reviewed previous geological data, geochemical results, and technical reports on the subject property.

I have not received and do not expect to receive any interest, either direct or indirect, in any properties of GMC and I do not beneficially own, either direct or indirect, any securities of GMC. I am independent of GMC.

I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.

I am responsible for all sections of this report.

This report is based on a review of data, observations made, and samples taken during my site visits to the Canasta Dorada Property.

I am not aware of any material fact of material change with respect to the subject matter of this report.

This report is based on a review of data, observations made, and samples taken during my visits to the Canasta Dorada Property.

As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Eugene, Oregon

March 21, 2007

Kurt T. Katsura RG

Consulting Geologist

Date and Signature Page

The effective date of this report is March 21, 2007.


REGISTERED PROFESSIONAL
OREGON
KURT T. KATSURA
G1221
GEOLOGIST

Seal:

Kurt T. Katsura Oregon RG # 1221

REPORT ON THE MONITOR PROPERTY PINAL COUNTY, ARIZONA

Prepared for General Minerals Corporation

Kurt Katsura Oregon RG # 1221
March 21, 2007
Kurt Katsura (RG) P.O. Box 51346, Eugene, Oregon 97405

TABLE OF CONTENTS

1.0 SUMMARY

The General Minerals Corporation's ("GMC") Monitor property (the "Property") is located in the Dripping Springs Mountains, approximately 5 kilometres ("km") northeast of Grupo Mexico's Ray porphyry copper mine, 15 km southeast of the newly discovered Resolution deposit and 100 km east of Phoenix, within Pinal County, Arizona, Township 2 South, Range 14 East, Sections 29, 30, 31 and 32. Access is gained by unimproved roads accessible by four wheel drive vehicles from the Dripping Springs Road off Highway 77. The property consists of 91 lode claims and 11 State of Arizona Exploration Mineral Leases and encompasses a total of 2,067.9 hectares ("ha"). Sixty-six of the claims are leased from third parties and are subject to annual payments and buyout options.

This report is intended to update the National Instrument 43-101 ("NI 43-101") report by Randall L. Moore dated May 19, 2004. Significant new information has been generated on the Property requiring an updating of the Property information. The May 2004 report can be found on SEDAR and contains additional information.

Historical records indicate that copper and silver mineralization were discovered and exploited in the late 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor Mine and as small open cuts and pits at locations across the GMC property.

The Monitor property is located near the western edge of the Mexican Highland section of the Basin and Range Province in the north-northwest trending Dripping Springs Mountains. Surface exposures consist of Precambrian Apache Group sedimentary rocks and diabase sills, Tertiary age rhyodacite porphyry dikes and Teapot Mountain Porphyry dykes. The area has been subject to extensive faulting, generally high-angle normal structures, which has been active over long periods of time as evidenced by Precambrian diabase dikes occupying many of these features. The structural regime is dominated by the regional northeast-southwest trending Rustler Fault extending from the Ray Mine through the GMC Monitor property (Phillips, et al., 1974). In addition, well developed northwest-southeast trending structures are mapped throughout the Property and are representative of the regional structural fabric extending from the Superior District, and more specifically the Magma Vein and the Resolution Deposit located to the northwest, to the Christmas deposit located to the southeast of the Monitor property.

Mineralization occurs as structurally controlled, high-grade copper-silver, over widths of 1 to 3 metres ("m") and as broad areas of mineralization controlled by both fracture and bedding planes and as disseminations through the host rock. Historic workings exploited copper and silver ore controlled by major northeast to east-west structures. Ore shoots were often localized at structural intersections and formed as replacement bodies within the Mescal Limestone in and around these structural settings. Smelter receipts indicate grades of +2% copper and 240-350 grams per tonne ("gm/t") silver were mined at the Monitor during the years of production. Select sampling of high-grade mineralization from the underground workings by GMC produced values as high as +20% Cu and +3,000 gm/t Ag.

Continuous rock chip samples have generated results indicating the possibility for bulk mineable mineralization hosted within the Pioneer Shale and Dripping Springs Quartzite members of the Apache Group and potentially within the underlying Pinal Schist. These results include 0.78% Cu and 59 gm/t Ag over 54.9 m, 0.61% Cu and 57 gm/t Ag over 48.8 m and 0.67% Cu and 178 gm/t Ag over 36.6 m.


Phoenix
Globe
Hwy 60
Monitor Project
Dripping Springs Rd
Ray mine
Hwy 70
I-8
Arizona
Map Area
Hwy 77
I-10
Monitor Project
Location Map
Tucson
0
N
Miles

Figure 1 Monitor project location map

Preliminary geophysical work conducted on the Property by GMC consisted of a Self-Potential ("SP") survey which has identified targets associated with the high-grade structural setting in and around areas of known mineralization. In addition, mapping, structure, geochemical patterns and the Self-Potential geophysical survey indicate the possibility for the presence of a deep sulfide porphyry system.

Teck Cominco American Incorporated ("TCAI") acquired an interest in the Property in February 2005 through a joint-venture/option agreement with GMC, whereby TCAI could earn up to a 65% joint venture interest in the project. On October 9, 2006, the joint-venture/option agreement was terminated. As of October 31, 2006, TCAI expenditures at Monitor totalled US$414,679.

Field work carried out by TCAI in 2005 and 2006 includes:

- Detailed geologic mapping over approximately 75% of the project area;
- 109 rock-chip and 50 soil samples collected;
- six diamond drill holes totaling 5,445.5 feet (1,660 m);

- 16.3 line km of dipole-dipole IP;
- A 4 by 6 km, 21 station Vector IP/MT survey;
- 240 km property-wide airborne magnetic survey; and
- Staking 25 unpatented lode claims.

The 2005 field work by TCAI focused on the north-central portion of the Monitor property that includes the area of historic production from shallow high-grade bornite-chalcopyrite fissure veins in the Monitor Mine area (Browne, 2005). In November 2005, TCAI initiated a six-hole diamond drill program designed primarily to test for structurally-controlled high-grade vein and stockwork mineralization in major northeast trending fault systems. The drill program failed to identify thick ore grade intercepts and precludes the presence of significant tonnages of additional high-grade copper-silver mineralization that was mined from shallow underground workings. One hole (MDH-05) was drilled to a depth of 1450 feet (442 m) to test a partially-defined, deep Vector IP chargeability anomaly for a buried porphyry copper system about 1 km south of the Monitor Mine area. MDH-05 did not intersect porphyry copper mineralization but encountered some propylitic type alteration in the Pinal Schist at depth (Browne, 2006).

The most significant result of the 2005 airborne magnetic survey was the identification of a large 350-500 m deep magnetic high east of Scott Mountain in the south project area. The source of the magnetic anomaly could be a buried Laramide porphyry stock.

Field work by TCAI during 2006 focused on geologic mapping and reconnaissance sampling in the southern portion of the Property to distinguish hydrothermal alteration features and geochemical signatures that could be related to a buried porphyry system associated with the deep magnetic anomaly. No new copper occurrences or significant geochemical anomalies were identified in the 2006 mapping-sampling program and alteration in favorable host rocks is limited.

Despite the restricted nature of alteration and weak geochemical signature in the south project area, the Scott Mountain magnetic high remains an intriguing exploration target and a drill test to confirm the source of the magnetic anomaly was recommended by TCAI (Browne, 2006).

TCAI terminated their joint venture on the Monitor property in October of 2006 returning the Property to GMC.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Terms of Reference

Kurt T. Katsura, Registered Professional Geologist ("RPG"), a qualified person under NI 43-101, was retained by GMC to prepare a technical report and update the information on the Monitor property located in Pinal County, Arizona, United States. GMC believes that there is significant new information which has been generated on the Property as a result of work completed by TCAI during 2005-2006. This work has resulted in material changes that warrant the preparation of a technical report meeting the requirements of NI 43-101. GMC has engaged the writer, Kurt T. Katsura, RPG, to undertake an independent, technical review of the Property, which is documented in this report. This Technical Report is based on observations made and samples

taken during my visit to the Monitor property from January 4-5, 2007. Geologic and land status maps, assay certificates from geochemical sampling, and geophysical results were supplied by GMC. I have also made use of information from other sources generated by other geoscientists and have listed the sources in the report as references.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with an update on the Monitor property. There was a previous NI 43-101 technical report completed on the Monitor property which was filed by GMC. This report is intended to update that report as additional information has been generated by the work completed by TCAI during 2005-2006. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that GMC may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The technical information was generated by GMC during the fall of 2006. Geologic maps, results from geochemical sampling, and geophysical results were supplied by GMC. I have to the best of my ability verified interpretations and results in the field during a visit to the Property.

2.4 Scope of Personal Inspection of the Property

I conducted a site visit in January 2007 to review the surface sampling and mapping program on the Property, and to directly examine the geological units, style of mineralization, and to conduct limited independent sampling. This information was utilized in compiling this report.

3.0 RELIANCE ON OTHER EXPERTS

I have visited the Property, collected samples from outcrops and reviewed and verified previous geologic interpretations of the data. In preparation of this report, I have relied on technical reports and data prepared by geologists of GMC. To the best of my knowledge, it is my understanding that this work was carried out in accordance with former National Policy 2-A, and would have been carried out by or under the direction of a *qualified person* given the current definition under NI 43-101. However, I have not determined if the providers of information are Qualified Persons as defined in NI 43-101.

This report may contain information relating to mineral title and legal agreements. While I am knowledgeable concerning these issues in the context of the mineral industry, I have not verified this information through my own research.

4.0 PROPERTY LOCATION AND DESCRIPTION

4.1 Property Location

The Monitor project is located on the east flank of the central Dripping Spring Mountains approximately 70 miles (112 km) north of Tucson and 30 miles (48 km) southwest of the town of Globe in Pinal County, Arizona. Access to the project from Tucson is via Arizona State Route 77

for about 70 miles to the Dripping Springs road turnoff, then northwest for 10 miles to the east side of the project. Several four-wheel drive jeep trails off Dripping Springs road provide access to the central and southern portions of the Property. The northern and northwest parts of the Property are extremely rugged and do not have road access. The location of access roads, jeep trails and topographic coverage of the project area is included on the USGS Hot Tamale Peak 7.5 minute quadrangle. Lands under the control of GMC are situated in Sections 29, 30, 31, 32, Township 2 South, Range 14 East and sections 4,5,6,7, and 8, Township 3 South, Range 14 East. The Property is bordered on the west by Grupo Mexico's Ray Mine property with the mine and mine facilities located 5 km to the southwest (Figure 1).

4.2 Property Description

Property and Ownership

The Monitor project consists of 91 unpatented lode claims (700.2 ha) controlled by GMC and 11 Arizona State exploration leases (1,367.7 ha), totalling 2,067.9 ha (Figure 2). The unpatented claims lie in sections 29,30,31,32, T2S, R14E, and are held by two lease agreements (Randolph and Merritt Leases) of which only the Randolph Lease is subject to royalties. The state lease lands are located principally to the northwest and south of the unpatented claim group and encompass portions of sections 25 and 36, T2S, R13E, sections 30 and 32 T2S, R14E, and sections 4,5,6,7 and 8, T3S, R14E. Four private land parcels, owned by the Webb Cattle Company, are situated on the northwest and southeast sides of the unpatented claims.

In January 2006, TCAI staked 25 unpatented lode claims (Scott claims) to fill in gaps between existing claims and cover potentially favorable ground in the southern portion of the project. Ownership of the Scott claims has been transferred to GMC via a Quit Claim deed.


State Permits
Monitor Claims
Scott Claims
Ray Pit
N
1 km
1 mile

Figure 2. Monitor project land status, topographic base from USGS Hot Tamale Peak 7.5 minute quadrangle.

State Leases:		Filing Date
State Lease 08-107435	120 acres or 48.6 ha	08.16.03
State Lease 08-109137	280 acres or 97.1 ha	03.22.04
State Lease 08-109113	342 acres or 138.4 ha	11.12.03
State Lease 08-109114	120 acres or 48.6 ha	11.12.03
State Lease 08-109940	559.2 acres or 226.3 ha	06.25.04
State Lease 08-109941	318.8 acres or 129 ha	06.25.04
State Lease 08-109942	80 acres or 32.4 ha	06.25.04
State Lease 08-109943	119.4 acres or 48.3 ha	06:25.04
State Lease 08-109944	480 acres or 194.2 ha	06.25.04
State Lease 08-109945	560 acres or 226.6 ha	06.25.04
State Lease 08-109946	440 acres or 178.1 ha	06.25.04
State Lease Totals:	**3,419.4 ACRES or 1,367.7 ha**	

Arizona Mineral Exploration Permit renewals cost US$2.00 per acre for each of the first two years and US$1.00 per acre for each of the 3rd, 4th & 5th years. They also require minimum exploration expenditures and proof of expenditures to be provided to the Arizona Department of State Lands no later than the filing date for application renewal. Exploration expenditure requirements are at the following rates:

1st & 2nd year	=	US$10 per acre per year
3rd, 4th & 5th year	=	US$20 per acre per year

Total cost to maintain the state leases on the Monitor property for the 3,419.4 acres is presently US$3,519.42 in renewal fees and US$68,388.40 per year in exploration expenditures.

Unpatented Lode Claims:

Randolph Lease	63 unpatented lode claims
Merritt Lease	3 unpatented lode claims
Scott Claims	25 unpatented lode claims
Total claims 91 claims	1732 Acres or 700.2 ha.

Arizona Claim Maintenance Fee payments must be made on or before September 1, 2007 for assessment year 2008. These payments are made in advance of the current assessment year. The fee is US$125 per claim for a total of US$11,375 for the Monitor property.

GMC's subsidiary, General Minerals Corporation, a Delaware Corporation ("GMCD"), entered into an option agreement dated September 10, 2003. The "Randolph Lease" agreement relates to 63 lode claims and four State of Arizona Exploration Mineral Leases. The Property encompasses a total of 785 ha. GMC has the right for a period of 10 years commencing September 10, 2003 to purchase the claims upon payment to the owner of US$1,000,000 until September 10, 2008 or

for US$1,500,000 between September 11, 2008 and September 10, 2013. To maintain this right, the Company must make certain lease payments, of which US$70,000 has been paid to date. Additional payments pursuant to the "Randolph Lease" are due as follows:

Payment Date	Payment	Alternative payment
On or before March 1, 2008	US$30,000	Or the equivalent number of shares of GNM based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$200,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2009	US$30,000	Or the equivalent number of shares of GNM based on the average closing price for the preceding 20 trading days. The amount to be paid will be reduced by the value of any shares received to date by Lessor that exceeds US$300,000 based on the average closing price for the preceding 20 trading days.
On or before March 1, 2010 and each anniversary of this Date thereafter during the term of the lease a minimum advance royalty will be paid	US$50,000	

The lease may be extended for up to 30 years if payments are continued. The first six payments made pursuant to the Randolph Lease (of which four have been made to date) are rental payments and thereafter the payments are advance royalty payments, beginning with the March 1, 2010 payment set out in the chart above. These minimum advance royalty payments are then offset and credited against any production royalties that may become due in the year of payment or in any later years, until fully recovered. Additionally, if any or all of the Merritt claims (as discussed below) located within the Randolph Lease area of interest are in good standing, and if the Company completes an agreement with respect to any or all of these Merritt claims, then the Company may reduce the rental and advance royalty payments payable pursuant to the Randolph Lease, by 30%.

The leased lands are subject to a Net Smelter Return ("NSR") royalty of 3% for precious metals and 2% for base metals if mined on the surface and half this amount if mined underground. These royalties are payable on all properties not held by third parties within the area of interest of the initial agreement, which was one half mile from the boundary of the original claims. Land within the area of interest, which is leased from third parties, is subject to 0.5% NSR royalty.

On December 10, 2003, the Randolph Lease was amended to include a larger area of interest. The additional area of interest includes land between the original half mile and one mile from the perimeter of the original claims and is subject to a 0.25% NSR royalty. There is also a 10% NSR royalty on any production from existing dumps on the Property.

On January 22, 2005, the Randolph Lease was further amended to include an NSR royalty interest buyout for the Randolph interests totalling US$3,000,000 if exercised prior to January 1, 2006 and US$3,500,000 if exercised after January 1, 2006 with a 1% Net Proceeds Interest retained by Randolph after the NSR buyout is completed.

A second agreement was signed with Mr. Chuck Merritt (the "Merritt Lease") covering 3 claims (Admiral Dewey, Silverado 1 and Silverado 2, (AMC Numbers 327977, 289242 and 327964)

that lie within area of the Randolph Lease. The Property encompasses a total of 25 ha. Pursuant to the Merritt Lease, GMCD has the right for a period of 10 years, which period may be extended to 30 years, to purchase the claims upon payment to the owner of US$50,000 per claim. To maintain these rights, GMCD must make annual lease payments on or before January 1 of each year of US$1,000 per claim. The cost of these payments may be deducted from payments payable under the Randolph Lease.

As discussed above, on February 8, 2005, the Company entered into an option agreement with TCAI, whereby TCAI could earn up to a 65% joint venture interest in the Monitor property. TCAI completed a program in 2005 that included geological mapping, sampling and a geophysical survey. After completing a six-hole, 1,160 m diamond drill program in January 2006, TCAI terminated its agreement on the Monitor property in October 2006.

Below is a listing of the Monitor claims controlled by GMC:

AMC #	Claim Name	Holding Fee
AMC327977	ADMIRAL DEWEY	US $125.00
AMC356565	DOLLY GREEN	US $125.00
AMC356564	DOLLY I	US $125.00
AMC356673	DOLLY II	US $125.00
AMC356674	DOLLY III	US $125.00
AMC356675	DOLLY IV	US $125.00
AMC356676	DOLLY V	US $125.00
AMC359076	ER-1	US $125.00
AMC352745	GOLDEN MOLLY	US $125.00
AMC352746	GREEN BEAR III	US $125.00
AMC352747	GREEN BEAR IV	US $125.00
AMC358583	MONITOR 01	US $125.00
AMC358584	MONITOR 02	US $125.00
AMC358585	MONITOR 03	US $125.00
AMC358586	MONITOR 04	US $125.00
AMC358587	MONITOR 05	US $125.00
AMC358588	MONITOR 06	US $125.00
AMC358589	MONITOR 07	US $125.00
AMC358590	MONITOR 08	US $125.00
AMC358591	MONITOR 09	US $125.00
AMC358592	MONITOR 10	US $125.00
AMC358593	MONITOR 11	US $125.00
AMC358594	MONITOR 12	US $125.00
AMC358595	MONITOR 13	US $125.00
AMC358596	MONITOR 14	US $125.00
AMC358597	MONITOR 15	US $125.00
AMC358598	MONITOR 16	US $125.00

AMC358599	MONITOR 17	US $125.00
AMC358600	MONITOR 18	US $125.00
AMC358601	MONITOR 19	US $125.00
AMC358602	MONITOR 20	US $125.00
AMC358603	MONITOR 21	US $125.00
AMC358604	MONITOR 22	US $125.00
AMC358605	MONITOR 23	US $125.00
AMC358606	MONITOR 24	US $125.00
AMC358607	MONITOR 25	US $125.00
AMC358608	MONITOR 26	US $125.00
AMC358609	MONITOR 27	US $125.00
AMC358610	MONITOR 28	US $125.00
AMC358611	MONITOR 29	US $125.00
AMC358801	MONITOR 34	US $125.00
AMC358802	MONITOR 35	US $125.00
AMC358803	MONITOR 36	US $125.00
AMC358804	MONITOR 37	US $125.00
AMC358805	MONITOR 38	US $125.00
AMC358806	MONITOR 39	US $125.00
AMC358807	MONITOR 40	US $125.00
AMC358808	MONITOR 41	US $125.00
AMC358809	MONITOR 42	US $125.00
AMC358810	MONITOR 43	US $125.00
AMC358811	MONITOR 44	US $125.00
AMC358812	MONITOR 45	US $125.00
AMC358813	MONITOR 46	US $125.00
AMC358814	MONITOR 47	US $125.00
AMC358815	MONITOR 48	US $125.00
AMC358816	MONITOR 49	US $125.00
AMC358817	MONITOR 50	US $125.00
AMC358818	MONITOR 51	US $125.00
AMC358819	MONITOR 52	US $125.00
AMC358820	MONITOR 53	US $125.00
AMC358821	MONITOR 54	US $125.00
AMC359077	MONITOR 55	US $125.00
AMC359078	MONITOR 56	US $125.00
AMC359079	MONITOR 57	US $125.00
AMC289242	SILVERADO #1	US $125.00
AMC327964	SILVERADO #2	US $125.00
AMC370198	Scott 1	US $125.00
AMC370199	Scott 2	US $125.00

AMC370200	Scott 3	US $125.00
AMC370201	Scott 4	US $125.00
AMC370202	Scott 5	US $125.00
AMC370203	Scott 6	US $125.00
AMC370204	Scott 7	US $125.00
AMC370205	Scott 8	US $125.00
AMC370206	Scott 9	US $125.00
AMC370207	Scott 10	US $125.00
AMC370208	Scott 11	US $125.00
AMC370209	Scott 12	US $125.00
AMC370210	Scott 13	US $125.00
AMC370211	Scott 14	US $125.00
AMC370212	Scott 15	US $125.00
AMC370213	Scott 16	US $125.00
AMC370214	Scott 17	US $125.00
AMC370215	Scott 18	US $125.00
AMC370216	Scott 19	US $125.00
AMC370217	Scott 20	US $125.00
AMC370218	Scott 21	US $125.00
AMC370219	Scott 22	US $125.00
AMC370220	Scott 23	US $125.00
AMC370221	Scott 24	US $125.00
AMC370222	Scott 25	US $125.00

During the time spent on the Property for the purpose of this investigation, there were no environmental liabilities identified. There are several old adits which may pose a safety liability issue and it is recommended that these features be adequately fenced and clearly marked as safety hazards.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

Access to the project from Tucson is via Arizona State Route 77 for about 70 miles to the Dripping Springs road turnoff, then northwest for 10 miles to the east side of the project. Several four-wheel drive jeep trails off Dripping Springs road provide access to the central and southern portions of the Property. The northern and northwest parts of the Property are extremely rugged and do not have road access. The location of access roads, jeep trails, and topographic coverage of the project area is included on the USGS Hot Tamale Peak 7.5 minute quadrangle.

5.2 Climate

Climate is typical for the southwest region of the United States, with cool to moderate winters and hot summers. Winters often have freezing temperatures at night with daytime highs around 5-10°C. Summer temperatures range from 20°C at night to 35-40°C during the daytime. Rainfall is heaviest during late July and August, averaging approximately 90 mm in August, and lightest in May and June where rainfall averages approximately 10 mm per month.

5.3 Local Resources

The Property is easily accessible from Miami-Globe and Tucson, Arizona which are capable of supplying any labor, equipment or service requirements for conducting exploration or mine related activities.

5.4 Infrastructure

Currently there is no infrastructure on the Property. However, power and services are located within just a few kilometers of the Property both to the east, where several ranches are located, and to the west, where the Ray mine complex is located.

Surface rights attached to both federal lode claims and State of Arizona Mineral Leases allow for the development of the Property. The Monitor property has sufficient area, and the topography is such that the Property could be developed by typical open pit or underground means. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout which would include the location of storage, waste disposal, and processing areas.

5.5 Physiography

The Monitor property straddles the divide of the Dripping Springs Mountains with elevations ranging from 1,000 to 1,400 m. The range is typical of Basin and Range development with major fault systems paralleling the range fronts along the eastern and western margins.

Vegetation consists of native species of cactus, brush, grasses and trees, generally with most growth forming on north facing slopes and drainage bottoms. The surface area is currently utilized for grazing cattle.

6.0 HISTORY

Historical records indicate that copper and silver mineralization were discovered and exploited in the mid- to late- 1800's through the development of small underground workings, the most productive of which was the Monitor Mine. As recently as 1960-1970, additional underground mining took place at the historic Monitor Mine and from small open cuts and pits at several locations across the Property.

Review of historical data obtained from the Arizona Divisions of Mines indicates production grades of 1.89% Cu and 6.61 oz/t Ag based on smelter returns between 1944 and 1956. The Property was held by the Hagen family of Globe, Arizona from the 1940's through the 1990's

when it became available to staking. Data from this time period is scarce though some drill results have been obtained. Most of the holes were shallow, 50 to 100 feet in depth, and were drilled at close spacing to define shallow mineralization hosted within the shale sequences. These areas were later extracted as small pits and open cuts and are located at the Saddle Zone, Big Cut and Silverado prospects.

Detailed records regarding the total production, how the properties were developed, and overall grade of the material produced are not available. While some general information was obtained form the Arizona Divisions of Mines it should not be considered complete or in any way comprehensive as most of the information is not available in the public record.

7.0 GEOLOGIC SETTING

7.1 Regional Overview

The Monitor property is situated in close proximity to the Ray porphyry copper deposit and because of this, it is important to have an understanding of the Ray system, and to highlight similarities to the GMC property in order to better understand the potential of the Monitor system.

The Ray Mine covers an area of 5,700 acres and is situated in Pinal County, Arizona about 70 miles north of Tucson near Hayden, Arizona. This open-pit mine has been a major source of copper since 1911, producing an estimated 5 million tons of copper since its inception. Until 1955 mining was accomplished by underground block caving and shrinkage stope methods. In 1955, the mine was completely converted to open pit mining with the bulk of the production from sulfide ore using recovery by concentrating and smelting. Beginning in 1969 a significant production contribution has been from the leaching and solvent extraction-electrowinning method of silicate and oxide ores (Cornwall and Banks, 1977). Published reserves in the deposit as of 1992 were 1.1 billion tons at 0.6 percent copper. The Ray deposit contains significant metal values in molybdenum and silver as well as copper.


MINERAL PARK
BAGDAD
COPPER BASIN
INSPIRATION
COPPER CITIES
VAN DYKE
PINTO VALLEY
MIAMI
MIAMI EAST
CORONADO
CARLOTA-CACTUS
METCALF
CHINO
MORENCI
SUPERIOR
Resolution
SACATON
RAY
DOS POBRES
LONE STAR
CASA GRANDE
POSTON BUTTE
SAN MANUEL
CONTINENTAL
KALAMAZOO
LAKESHORE
NORTH SILVER BELL
SANCHEZ
ORACLE RIDGE
SAN JUAN
SILVER BELL
AJO
OXIDE
SAN XAVIER NORTH
TYRONE
SAN XAVIER SOUTH
JOHNSON CAMP
PALO VERDE
MISSION
TWIN BUTTES
PIMA
SIERRITA
COCHISE
ESPERANZA
BISBEE
RED MTN.
COPPER QUEEN
CANANEA
LA CARIDAD
kilometres

Figure 2 Southwest Porphyry Copper Province Mine Locations

Southeastern Arizona as a metallogenic province is characterized by large copper deposits, mostly porphyry type, formed in the Laramide time interval (Late Cretaceous-Paleocene) (Figure 3). Years of study in Arizona have established that many porphyry copper districts are localized along major regional crustal structures or at intersections of these structures. From empirical data it is indicated that the most influential controlling structures for known porphyry copper deposits in the Southwest consists of two types: 1) long continuous faults or shear zones of WNW strike which are believed to be part of the transcontinental Texas Lineament (Figure 4); and 2) dilational fault/dike/vein/intrusive zones of northeast to east-west strike and Laramide age intrusive bodies (Figure 5).


GMC Monitor Property
CARLOTA-CACTUS
SUPERIOR
RAY
CHRISTMAS
SAN MANUEL
KALAMAZOO
NORTH SILVER BELL
ORACLE RIDGE
SILVER BELL
OXIDE
MIAMI EAST
LONE STAR
SAN JUAN
DOS POBRES

Figure 3 Structural Data from LANDSTAT™ and MSS Imagery


PINTO VALLEY
CARLOTA-CACTUS
VAN DYKE
GMC Monitor Property
RAY
POSTON BUTTE
CHRISTMAS

Figure 4 Laramide Intrusives

7.2 Local Geologic Setting

Field work completed by TCAI during 2006 focused on geologic mapping and reconnaissance sampling in the south-central portion of the Monitor property. All of the GMC controlled land and the new TCAI Scott claims in sections 4,5,6,7, and 8, T3S, R14E were mapped at a scale of 1:5000 by Quentin Browne and Paola Chadwick from mid-January through May 2006. The geology of the Monitor project is shown on Plate 1 and includes the TCAI mapping from 2005 and 2006 (Browne, 2006). Hydrothermal alteration is shown on Plate 2 and is discussed in a later section. The Arizona State lease lands in section 25 and 36 T2S, R13E were not mapped in detail, although several reconnaissance traverses were conducted. The geology in this part of the Property is modified from the USGS Map GQ-1021 (Cornwall, et al., 1971).

The principal rocks at Monitor are Precambrian metasedimentary and meta-igneous rocks including the Pinal Schist, Apache Group sedimentary rocks, Troy Quartzite, and thick sills and dikes of diabase. Hydrothermally altered Pinal Schist and diabase are important host rocks at Asarco's Ray copper deposit. Lower Paleozoic strata include the Cambrian Bolsa Quartzite and Abrigo Formation, and the Devonian Martin Limestone overlie the Troy Quartzite on Scott Mountain in the southwest portion of the Property (Plate 1). All of the Precambrian units and overlying Lower Paleozoic rocks are cut by high-angle faults that locally observed to offset and disrupt the stratigraphic sequence. Where the Precambrian and Lower Paleozoic strata are not faulted, the sequence generally strikes northwest (285-345°) and dips moderately (20-50°)

southwest. Laramide-age intrusive rocks include quartz monzonite porphyry dikes assigned to the Teapot Mountain Porphyry and more widespread unnamed rhyodacite porphyry dikes. Most of the Laramide dikes were emplaced along northeast trending faults in the north-central portion of the Property. Several small rhyodacite dikes were also mapped in the southern portion of the claim block.

Upper Pre-Cambrian- Lower Paleozoic Stratigraphy

The oldest rocks exposed at Monitor are strongly contorted and foliated quartz-muscovite-chlorite schist of the Pinal Schist (Figure 6). The Pinal Schist (pi on Plate 1) forms the base of the Precambrian section in the Dripping Spring Mountains and it likely underlies much of the project area. Total thickness of this formation is unknown and exposures are restricted to the northern portion of the Property although one TCAI drill hole (MDH-05) was terminated in Pinal Schist approximately 1 km south of the surface exposures.

Metasedimentary rocks of the Apache Group overlie the Pinal Schist. The Apache Group includes, in ascending order, the Pioneer Formation, Dripping Spring Quartzite, Mescal Limestone, and an unnamed basalt unit. The Pioneer Formation (ps on Plate 1) consists of a basal conglomerate (Scanlan conglomerate) and an overlying sequence of thin-bedded silty mudstone, siltstone, and arkosic sandstone. Platey, purple-grey to maroon fissile mudstone with faint internal laminations is the predominant lithology and it generally forms smooth float covered slopes. Exposures of the Pioneer Formation are restricted to the north and northwest portions of the Property where it unconformably overlies the Pinal Schist.



Figure 5 Outcrop photograph of Pinal Schist east of the Monitor Mine workings. Hammer for scale is 45 cm long.

The Dripping Spring Quartzite (ds on Plate 1) is a thick subaerial to shallow nearshore marine clastic sequence that crops out extensively on the project. The formation consists of a basal conglomerate (Barnes conglomerate), a prominent thick-bedded cliff-forming middle quartzite member and an upper iron-stained siltstone unit (Figure 7).



Figure 6 Photograph of iron-stained upper Dripping Spring Quartzite from the central Monitor property. View to the north.

Conformably above the Dripping Spring Quartzite is a section of thin to thick-bedded shallow marine dolomitic limestone, of highly variable thickness, assigned to the lower Mescal Limestone (ml on Plate 1). Some exposures include horizons of interbedded black to dark grey chert as uneven, discontinuous beds, lenses, and nodules. Regionally, the Mescal has been altered to a fine-grained hornfels by calc-silicate metasomatism.

Unconformably overlying the Mescal Limestone is an unnamed reddish-brown basalt unit (ba on Plate 1) ranging up to 30 m thick. This unit is comprised of one or more flows of fine-grained aphanitic basalt with local vesicular and amygdaloidal horizons that may represent flow tops. The basalt unit can be traced laterally for hundreds of meters and the lower contact with the Mescal is marked by a 0.5 to 1.0 m thick bed of fine-grained grey-white mottled silica (Figure 8.).

The Troy Quartzite (tq on Plate 1) overlies the basalt unit and is the uppermost Precambrian formation at Monitor. The Troy is a thick-bedded cliff-forming unit that underlies the bulk of Scott Mountain in the southwest portion of the project. The formation includes conglomeratic beds near the base but the principal lithology is a tan-white to pale grey, planar cross-bedded quartzite (Figure 9).


Basalt unit
Mescal Limestone

Figure 7 Outcrop photograph of silica bed (at hammer level) at base of the basalt unit. Hammer for scale is 45 cm long.



Figure 8 Outcrop photograph of cross-bedded Troy Quartzite on Scott Mountain. Hammer for scale is 45 cm long.

The Cambrian Bolsa Quartzite (Cb on Plate 1) and Abrigo Formation (Ca on Plate 1) overlie the Troy on the south side of Scott Mountain. The Bolsa is a tan to pinkish grey, thin to thick-bedded

bedded quartzitic sandstone and the Abrigo is an interbedded sequence of siltstone, mudstone, sandstone and quartzite (Wrucke, 1989).

Two small exposures of Devonian Martin Limestone (Dm on Plate 1) unconformably overlie the Abrigo Formation in the extreme southwest corner of the project. The Martin Formation consists of medium to dark grey thin-bedded limestone.

Precambrian intrusive rocks

Two small stocks of Madera Diorite (md on Plate 1) intrude the Pinal Schist and Pioneer Formation in the northwest ¼ of section 30 T2S, R14E. The rock is a light to medium grey quartz diorite with abundant 1-8 mm subhedral plagioclase crystals and subordinate anhedral to subhedral biotite, quartz, and magnetite grains. A dike or small stock of Madera Diorite was also encountered at depth in drill hole MDH-05 near the Silverado mine more than 3 km south of the Madera outcrops.

Dark grey-green, fine to coarse-grained diabase (db on Plate 1) is the most extensive intrusive rock type at Monitor. The diabase forms thick (up to 200 m) sills and small discordant bodies and intrudes all of the Precambrian rocks but is most common in the Mescal Limestone and Dripping Spring Quartzite. Composition of the diabase ranges from diorite, monzodiorite to quartz gabbro with small phenocrysts of plagioclase, pyroxene, hornblende, biotite, magnetite and variable interstitial quartz.



Figure 9 Outcrop photograph of coarse-grained diabase from the central Monitor project area. Hammer for scale is 35 cm long.

The distribution of diabase is highly irregular within the Dripping Spring Range, and tends to form linear outcrop areas following the main structural trends. The diabase commonly occupies low-lying fault-controlled saddles and drainages. Much of the diabase mapped to the north of Scott Mountain and west of Woodchopper Spring in the central project area (Plate 1) is a very

coarse-grained phase (Figure 10) that tends to form subdued outcrop with rubble and boulder covered slopes.

Laramide intrusive rocks

A group of altered rhyodacite porphyry dikes (rd on Plate 1) of probable Laramide age were emplaced along northeast and east-west trending structures cutting the Mescal Limestone, Dripping Spring Quartzite, and diabase in the Monitor Mine area. Cross-cutting relationships of similar rhyodacite porphyry dikes at the Ray mine indicate intrusion during several periods between 70-60 Ma (Cornwall and Banks, 1977). The light-colored dikes range from <1 to 10 m thick and where intensely altered, form recessive outcrop. The dikes are characterized by 25-45% phenocrysts in a cream-tan to greenish-grey aphanitic groundmass (Figure 11). Phenocrysts are comprised of 3-15% 2-10 mm rounded embayed quartz, 25-35% 1-5 mm euhedral-subhedral plagioclase, 1-10% 2-3 mm euhedral hornblende, 1-5% 1-2 mm euhedral biotite and <1% subhedral magnetite.

The Monitor rhyodacite porphyry dikes are spatially-related to copper mineralization at several prospects along the Rustler Fault zone and with fissure veins at the Monitor Mine. A large strongly altered rhyodacite porphyry dike is related to copper mineralization at the Merrimac mine. Several small rhyodacite porphyry dikes were mapped and sampled in the southern portion of the Property but they only display weak clay alteration and no copper mineralization was observed.



Figure 10 Outcrop photograph of rhyodacite porphyry dike. Pencil for scale is15 cm long.

A large dike of altered quartz monzonite porphyry assigned to the Teapot Mountain Porphyry (Ttm on Plate 1) intruded the Rustler Fault zone near Rustler Gulch. The dike is 3-12 m thick and can be traced to the northeast for > 1.0 km. The Teapot Mountain Porphyry is characterized

by coarse orthoclase phenocrysts up to 2 cm diameter with subordinate quartz, plagioclase, hornblende, biotite and magnetite phenocrysts in a cream-grey aphanitic groundmass. Orthoclase from the Teapot Mountain Porphyry yielded a K-Ar age of 63+ 2.0 Ma (Cornwall et al., 1971).

The porphyry dikes in the Monitor Mine area are part of a large dike swarm that extends southwest across the range into the Ray mine area (Cornwall et al., 1971). Rhyodacite porphyry dikes and the Teapot Mountain porphyry are spatially-related to copper mineralization at the Ray mine, and two mineralized breccia pipes in the deposit are associated with emplacement of the Teapot Mountain Porphyry (Phillips, et al., 1974).

Tertiary Rocks

A small fine-grained green-grey basalt dike (bd on Plate 1) intruding the Martin Limestone was mapped on the high ridge south of Scott Mountain. The 1-2 m thick dike appears unaltered and is similar to Miocene basaltic dikes elsewhere in southeastern Arizona and is likely Tertiary in age (Cornwall, et al., 1971).

Thick Tertiary gravels (Tg on Plate 1) overlap the Precambrian rocks on the east side of the project and form an east-dipping apron along the east flank of the Dripping Spring Mountains.


diabase
Mescal Limestone
diabase

Figure 11 Photograph of rafted block of Mescal Limestone, northern Monitor project. View to the northwest.

7.3 Structure

Structural Relationships

The predominant structural features in the north half of the project area are complex northeast trending high-angle fault systems, including the Rustler and Laguna Springs faults that extend for > 10 km across the Dripping Spring Mountains and project into the Ray mine area. Many of the northeast faults controlled the emplacement of Laramide dikes and copper mineralization at Monitor (Moore, 2005). Normal displacement on conjugate sets of north and northwest striking high-angle faults juxtapose rocks of the Apache Group and diabase. The northeast faults strongly influence the outcrop pattern and distribution of diabase and linear bands of diabase exposures are common. Locally the stratigraphic sequence was highly disrupted by shouldering action related to diabase emplacement and blocks of Mescal Limestone, ranging from several meters to >1 km in diameter, were rafted from the underlying Dripping Spring Quartzite and are now present as isolated exposures with variable bedding orientations that are underlain by diabase (Figure 9).

In contrast to the north project area, faulting in the southern portion of the project is much less severe and north to northwest striking faults predominate. Several fault-bounded blocks of Troy Quartzite have been down-dropped to the east of the main exposure of Troy on Scott Mountain and two strong curvilinear structures affect the Lower Paleozoic strata that overlie the Troy Quartzite south of Scott Mountain peak. Significant zones of iron-stained quartzite breccia occur along these faults. In several localities the basalt unit above the Mescal has been offset by high-angle structures (Browne, 2006).

Much of the diabase in the southern project area occurs as large irregular bodies that are not clearly related to major structures. Locally, smaller dike-like masses of diabase follow high-angle faults that bound blocks of Mescal Limestone and Dripping Spring Quartzite. Small rafted blocks of limestone enveloped by diabase are common in a large mass of diabase west of Woodchopper Spring.

Secondary fracture/joint sets mapped in the diabase and Dripping Spring Quartzite, and some breccia zones in the Troy Quartzite have a dominant northeast trend. A small lead-zinc-silver mine and several prospects on the south side of Scott Mountain are developed on northeast striking fault/breccia zones in the Troy Quartzite.

8.0 DEPOSIT TYPES

Two potential deposit types or models have been identified on the Monitor property which were not tested by the TCAI drill program. The first target type has been exploited by past mining activities and is represented by bulk mineable, oxidized, copper-silver mineralization hosted within the permeable thin-bedded shale sequences of the Dripping Springs Quartzite and the Pioneer Shale. There are three locations on the Property where this type of mineralization is exposed. GMC sampling of these areas has produced the following results:

Sample Numbers	Area	Sample Type	Sample Length (m)	Copper (%)	Silver (gm/t)
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

Potential for this type of mineralization will depend on finding areas where there is lateral continuity in the mineralization. This will be a function of a well developed structural fabric to provide both the pathway for mineralization and the fracturing needed to create sufficient ground preparation.

There are several SP geophysical anomalies which were developed around these target areas. These anomalies would indicate that there is a sulfide component or an un-oxidized portion to the sediment hosted mineralization. It is important to note that any un-oxidized portion of this type of target would likely have no SP expression and that the corresponding SP anomalies may be outlining only a small portion of these targets.

The second target type on the Property is a potential buried porphyry copper system. This target is supported by:

- a distal geochemical signature of Pb-Zn,
- molybdenum geochemistry suggestive of a porphyry system with values in the 20 to 100 ppm range being common and a high of 443 ppm,
- two Induced Polarization ("IP") anomalies associated with a magnetic high,
- a large SP geophysical anomaly indicating the presence of a large sulfide body,
- clay-sericite alteration of rhyodacite porphyry dikes and some of the arkosic sediments,
- structural setting characteristic of many of the Southwest porphyry systems (NE-SW and NW-SE), and
- a large circular feature centered on the Merrimac area suggestive of a fracture pattern around a buried intrusive.

TCAI's drilling did not test for a deep porphyry copper system on the Monitor property. However, TCAI's final report stated that three lines of Dipole-Dipole ("DPDP") IP identified two IP anomalies associated with a magnetic high in the southern portion of the Property. They

found that there is a moderate chargeability high, about 1,000 m by 500 m in size and at a depth of 100-400 m, sitting on the west side of the magnetic high. In their conclusions they recommended that these two anomalies be drill tested for porphyry style mineralization as part of a proposed Phase Two drilling program. These targets have not yet been drill tested.

9.0 MINERALIZATION

Copper and silver (+/- lead and zinc) mineralization occurs in various forms and settings on the Monitor property. Mineral controls are both structural and formational. Structural settings for mineralization are typically high-angle, normal, NE to E-W and NW trending faults with copper and silver values being the highest within the fault plane and fractured wallrock. Structural intersections are important in creating a wider distribution of higher-grade material and localizing mineralization into high-grade shoots, which were exploited in the past by the underground mines.

Within thin-bedded shale units copper-silver mineralization is observed to be distributed over wide areas occurring along both bedding and fracture planes. This type of mineralization is developed in areas where the shale units are cut by NE to E-W and NW trending structures with the highest grades associated with the most complex structural settings. Copper and silver values are highest in and around structures and within the thin bedded units. Values decrease within the more massive quartzite units.

As summarized above the most significant surface samples have generated the following results:

Sample Numbers	Area	Sample Type	Sample Length (m)	Copper (%)	Silver (gm/t)
47501-08	Saddle area	Continuous chip samples	48.8	0.61	57
47433-41	Big Cut 200 m ENE of Big Cut	Continuous chip samples	54.9	0.78	59
47575-80	Silverado 850 m SSW of Big Cut	Continuous chip samples	36.6	0.67	178

In addition, some underground sampling was conducted in the Merrimac zone where a short underground tunnel was developed in the past. Sampling was in the form of a continuous channel cut along the wall of the drift. Samples were 3 m in length and produced values of 1.45% Cu and 65.6 gm/t Ag over 21 m.

Sulfide minerals are not commonly found in this oxidized environment though chalcopyrite, bornite, tetrahedrite, tennantite, chalcocite, argentite/acanthite, galena, sphalerite and pyrite have all been observed in outcrop. Common copper minerals within outcrop exposures include azurite, malachite, chrysocolla, cuprite and neodicite, with silver generally occurring in the form of silver chloride or chlorargyrite.

10.0 EXPLORATION

10.1 Surface Geochemistry

A total of 109 rock-chip and 50 soil samples were collected by TCAI during 2005 and 2006 field work (Browne, 2006). Sample locations were confirmed with hand held GPS units and all sample locations are plotted on Plate 1. The samples were analyzed for 29 elements, including base and precious metals, major oxide elements and minor elements by Inductively Coupled Plasma ("ICP") and atomic adsorption ("AA") methods. Copies of the original assay certificates for 2005 and 2006 TCAI rock-chip samples with annotated descriptions and UTM coordinate information are included in Appendix 1. TCAI rock-chip and soil sample assays for copper, silver, and molybdenum are plotted on Plates 3-5.

Rock-chip geochemistry

The 2005 TCAI sampling was focused on small mines and prospects in the Monitor Mine area to better determine the overall distribution of copper mineralization and quantify metal grades in mineralized structures and the results of 2005 rock-chip sampling is described in the 2005 Monitor summary report (Browne, 2006). Reconnaissance sampling in 2006 (69 total samples) was targeted primarily at high-angle structures in Apache Group rocks and altered diabase in the southern half of the Property. The 2006 sampling did not identify significant copper geochemical anomalies. Isolated samples of silicified carbonate (eg. samples 1009528, 1002285) contain anomalous metal values but alteration zones are typically small. Samples of weakly altered diabase generally do not contain anomalous metal values and the highest copper assay obtained was 230 ppm in sample 1002153.

2005 Soil geochemistry

GMC completed six northwest-southeast oriented soil lines that cover a large block of ground bounded by the main Monitor drainage on the north and a major drainage to the southeast along Chimney and Indian Springs. The sampling by GMC defined a broad zone of elevated copper (> 50 ppm Cu) in soils with local single point anomalies of > 300 ppm copper. Most of the higher copper values occur in the central Monitor area between the Merrimac mine and Big Cut pit. Anomalous lead and silver are co-spatially located with the high copper from GMC soil samples. TCAI extended four of the existing GMC soil lines to the northwest to cover favorable ground between the Monitor Mine drainage and the Cottonwood Spring drainage. The TCAI soil sampling extended the broad zone of anomalous copper (Figure 13) and 46% of the new soil samples contained >100 ppm copper. Anomalous lead and zinc (hundreds of ppm) is associated with some high copper values. Silver values are very low, generally below the detection limit (<.4 ppm Ag), and only scattered molybdenum is present (2-4 ppm Mo).


Monitor mine
Merrimac mine
Silverado mine
Copper soil geochemistry
Results Reported in ppm
meters

Figure 12 Copper geochemistry in soil samples on aerial photograph base from the north-central Monitor property. Data set includes TCAI and GMC soil samples.

10.2 2005 Diamond Drill Program

<u>Core Processing and Sampling</u>

During the period November 11, 2005 to January 18, 2006, TCAI contracted Layne-Christensen to complete six diamond drill holes, totalling 5,445.5 feet (1660 m) at the Monitor project. Drill-hole locations are plotted on Plate 1 and drill-hole information is summarized in Table 1. The drill core was logged and sampled by TCAI geologists in a core processing facility in Hayden, Arizona. A total of 397 core intervals, totalling 2,374.5 feet, were assayed (43.6% of drill core was sampled). Core sample intervals were cut in half using a standard tile saw in competent rock or were split by hand in crushed and broken intervals. The core was digitally photographed prior to sampling. Assay samples of split core were shipped to ALS Laboratory in Tucson for sample crushing and pulverizing. The pulps were then shipped to Global Discovery Lab in Vancouver, British Columbia, Canada for multi-element ICP and AA gold analysis. Individual drill holes are discussed below and are graphically shown on Plates 6-11. Core sample intervals with assay results for each drill hole are included in Appendix 2.

DRILL HOLE	EASTING	NORTHING	AZIMUTH	ANGLE	TD (FEET)	ELEV	LOCATION
MDH-01	504579	3675569	220	65	602	3902	Monitor Mine
MDH-02	504341	3675516	15	65	598	4004	North Cut
MDH-03	504384	3675074	315	60	888.5	4233	upper ridge

MDH-04	504254	3675139	295	60	960	4281	Saddle Zone
MDH-05	504919	3674609	180	80	1450	4077	Silverado Cut
MDH-06	505367	3675654	190	60	947	4013	Merrimac mine

Table 1. Monitor project drill hole summary data.

Summary of Drill Hole Data

MDH-01 Summary

MDH-01 was collared near the original Monitor Mine workings in mineralized Dripping Springs siltstone on the footwall side of the east-west striking Monitor-Merrimac fault zone. The hole was designed to test for high-grade mineralization below the Monitor Mine workings and was angled towards the Big Cut area to test for mineralization along the Rustler Fault zone.

From the surface the hole cut 63 feet of strongly fractured Dripping Spring siltstone and mudstone (logged as slate) with visible copper oxide in the top 30 feet (Figure 14). The interval 0-25 feet averaged 4,998 ppm Cu with a 5 foot intercept (20-25 feet) grading 12,310 ppm Cu, and 231 ppm Mo. Anomalous lead (up to 3,911 ppm Pb), zinc (up to 743 ppm Zn) and silver (up to 97.9 ppm Ag) is present in 25 foot intercept. From 63 to 75 feet is a dike of altered rhyodacite porphyry and a 4 foot interval (62-66 feet) in the dike assayed 711 ppm Cu. The hole continued in rhyodacite and a thin fault sliver of Pioneer Formation to about 85-90 feet and crossed into Pinal Schist. The hole cut unaltered Pinal to a depth of 506 feet. From 506-545 feet is a second thick rhyodacite porphyry dike that may represent the Rustler Fault zone at depth. This dike does not contain anomalous metal values and no significant alteration was noted on the footwall or hangingwall sides of the structure. After crossing the dike the hole stayed in unaltered Pinal Schist to a total depth ("TD") at 602 feet.


Hole 01 Box 03

Figure 13 Mineralized Dripping Spring siltstone from MDH-01. Note green copper oxides in fractures.

MDH-02 Summary

MDH-02 was collared on the hangingwall side of the Monitor-Merrimac fault zone near the North Cut mine (Plate 7) where chalcopyrite-bornite fissure vein and stockwork mineralization is exposed. The hole was targeted to test for high-grade fissure mineralization in the fault at depth and diabase-hosted stockwork copper mineralization in the hangingwall. From surface to 205 feet the hole cut altered diabase with strong quartz veining (Figure 15) and two rhyodacite porphyry dikes from 143-155 feet and 178-191 feet. The altered diabase contains anomalous copper, lead and zinc with high values of 1362 ppm Cu, 626 ppm Pb and 368 ppm Zn. Scattered silver is present in the 1-10 ppm range. A weighted average of copper assays for the interval 0-178 feet in quartz-veined diabase is 223 ppm Cu.


START
TO 20
FROM 29
Hole DH 02
BOX 03

Figure 14 Altered diabase from MDH-02 with quartz-pyrite veins.

The quartz veins typically range from <1 mm to 5 cm thick and locally contain sparse pyrite and chalcopyrite. Numerous highly fractured sections are stained reddish-brown by Fe-oxides. From 205-253 feet the hole cut massive white dolomitic marble with widespread iron-stained fractures that is likely altered Mescal Limestone. The marble interval does not contain anomalous copper, but has elevated zinc values (up to 439 ppm Zn). Below the marble, an altered heterolithic fault breccia was intersected from 253 to 280 feet (Figure 16).

The breccia zone does not contain anomalous copper, but it is likely the down-dip extension of the Monitor-Merrimac fault that is mineralized at the surface. The lower contact of the breccia is

a fault and a 9 foot interval (280-289 feet) in sheared Dripping Spring siltstone assayed 762 ppm Cu, 2841 ppm Pb, 889 ppm Zn, 4.1 ppm Ag, and 8 ppm Mo.

Black pyritic siltstone was cut from 280 to about 460 feet depth. Up to 3% pyrite is locally present in fractures and along bedding planes and the sulfide content may be the source of the shallow chargeability anomaly identified in the 2005 6000N IP line. From 460 to 598 feet, the Dripping Spring rocks appear unaltered. The hole remained in Dripping Spring siltstone, sandstone and quartzite to a TD at 598 feet.


START
TO 266
FROM 275
Hole DH02
BOX 33

Figure 15 Heterolithic fault breccia in MDH-02.

MDH-03 Summary

MDH-03.was collared above the Big Cut and was designed to test for mineralization in the Rustler Fault zone between the Big Cut and Saddle Zone prospects that display extensive stratiform copper oxide mineralization and scattered chalcopyrite-bornite veins. The hole was oriented northwest, perpendicular to the main structural trend, and angled beneath a zone of strong alteration in Mescal Limestone, Dripping Spring Quartzite and diabase.

The hole collared in altered rhyodacite porphyry and cut fractured Fe-stained Dripping Springs sandstone and siltstone until intersecting a major fault from 99-135 feet. The fault zone is a black pyritic and carbonaceous breccia (Figure 17) that contains anomalous lead (up to 634 ppm Pb) and zinc (up to 957 ppm Zn) but no anomalous copper or silver.


START TO 131.5 FROM 122.5
Hole DH 03 Box 14

Figure 16 Black pyritic fault breccia from MDH-03.

Below the fault breccia, the hole cut fractured and locally brecciated Dripping Springs and Pioneer formation siltstone, sandstone and mudstone to 627 feet with scattered weakly mineralized intervals. Weak mineralization begins at 175 feet in lower Dripping Springs siltstone and occurs sporadically to about 480 feet in upper Pioneer formation (Plate 8). The strongest mineralization is a 57 foot (17.3 m) intercept from 175 to 232 feet that has a weighted average of 325 ppm Cu and 570 ppm Pb with high values of 1,651 ppm Cu and 5,543 ppm Pb. The weak mineralization occurs as wide-spaced quartz-pyrite+chalcopyrite+galena veins (Figure 18).

The widespread anomalous lead values throughout the long weakly mineralized intercept suggests that very fine-grained galena was misinterpreted as chalcocite when the hole was logged. An altered rhyodacite porphyry dike was intersected from 232 to 247 feet. The dike displays sericite and clay alteration with hairline quartz-pyrite veinlets and traces of chalcopyrite. Three five-foot sample intervals in the dike averaged 208 ppm Cu with a high value of 236 ppm Cu.


START
TO
FROM
Hole DH-03
Box 55

Figure 17 Fractured Pioneer formation siltstone from MDH-03. Note thin quartz-sulfide vein to right of blue arrow in second row up from bottom of core box.

Below the Pioneer formation the hole cut a diabase filled fault from 627 to 633 feet and crossed into Pinal Schist to the TD at 888.5 feet. Several intervals of the Pinal Schist were assayed with negative results for copper or other metal values.

MDH-04 Summary

MDH-04 was sited above the Saddle Zone prospect where stratiform oxide copper and bornite-chalcopyrite veins are hosted in Dripping Springs siltstone along the main splay of the Rustler Fault zone. The hole was oriented northwest roughly perpendicular to the fault trend and angled below the mineralized Dripping Springs outcrop.

The hole cut a thick section of Dripping Springs Quartzite from 4 to 391 feet including the Barnes conglomerate from 373 to 391 feet. Numerous small faults and fracture zones with weak silicification and breccias were logged but no significant alteration is present. A small rhyodacite porphyry dike with trace pyrite was intersected from 323 to 334 feet but it does not contain anomalous metal values. The hole cut an entire section of Pioneer formation including the Scanlan conglomerate from 391 to 621 feet with a second thin rhyodacite porphyry dike at 621 to 626 feet. Below the Scanlan conglomerate the hole intersected a thin fault sliver of diabase from 733 to 755 feet and a 10-foot sample interval from 750 to 760 feet assayed 469 ppm Cu, which is the only anomalous sample from MDH-04. Below the diabase the hole crossed into Pinal Schist for the remainder of the hole to a TD at 960 feet.

MDH-05 Summary

MDH-05 was sited at the Silverado mine and drilled to the south at -80° to test a partially-defined, deep Vector IP chargeability anomaly for a buried porphyry copper system. The hole was collared on the north side of an east-west striking fault that controls stratiform copper oxide mineralization in the Silverado cut. A void was encountered in the hole from 11 to 16 feet that

may be old workings. From the collar of the hole to 520 feet the hole intercepted weakly altered diabase with an incomplete section of Dripping Springs siltstone and sandstone from 75 to 271 feet, and an isolated sliver of the Barnes conglomerate member from 346 to 354 feet (Plate 10). Below the thick diabase, the hole cut a section of Pioneer formation including the Scanlan conglomerate from 520 to 728 feet. From 728 to 1,168 feet the hole intercepted Pinal Schist with a diabase dike from 864 to 887 feet.

Beginning near 810 feet the Pinal Schist displays weak propylitic alteration with fine-grained chlorite and green epidote halos along fractures. Between 830 to 1,168 feet fractures and veinlets of epidote with quartz, specular hematite, and potassium feldspar (K-spar) envelopes become more common (Figure 19) in the schist. Between 1,168 to 1,427 feet the hole cut a fine- to medium-grained intrusive rock logged as Madera Diorite. The diorite is greenish-grey, non-foliated and contains small phenocrysts of plagioclase, biotite, quartz and magnetite, with sparse fine-grained disseminated pyrite locally. Below the Madera Diorite, the hole intercepted Pinal Schist from 1,427 to the TD at 1,450 feet.

Scattered intervals in diabase and Dripping Springs siltstone from the surface to about 260 feet in MDH-05 are weakly mineralized. The interval 0 to 5 feet assayed 10,520 ppm Cu, 2,342 ppm Pb, 1,634 ppm Zn and 69 ppm Ag. The rock is very poorly consolidated and is interpreted to be mineralized mine dump fill. From 73 to 81.5 feet altered diabase displays weak copper oxides and this 8.5 foot (2.6 m) interval has a weighted average assay of 1,241.9 ppm Cu and 22.9 ppm Ag with high values of 4,214 ppm Cu and 66 ppm Ag. A 1.5 foot sample from 258 to 259.5 in Dripping Spring siltstone assayed 2,353 ppm Cu and 69 ppm Ag.


START
Hole

Figure 18 Propylitic alteration in Pinal Schist from MDH-05. Note green epidote and pink k-spar envelopes on fractures.

MDH-06 Summary

MDH-06 is located at the Merrimac mine and was designed to test the eastern portion of the Monitor-Merrimac fault for high-grade mineralization. The hole was angled at -60° to the south and drilled beneath Dripping Spring siltstone with copper oxide and chalcopyrite in outcrop. The hole was collared in quartzite and drilled a thick section of Dripping Spring Quartzite including the Barnes conglomerate to a depth of 680 feet. The hole cut a thick interval of highly fractured, brecciated and weakly mineralized sandstone, siltstone and quartzite from 16 to 275 feet with two intervals of altered rhyodacite porphyry dikes (Figure 20), that is interpreted to be the Monitor-Merrimac fault zone. Below the Dripping Springs Quartzite the hole cut a thick diabase sill from 680 to 884 feet, and then intercepted relatively unaltered Pioneer formation from 884 to TD at 947 feet.


START
TO 44
Hole DH06 BOX 5

Figure 19 Rhyodacite porphyry dike from MDH-06

The weak mineralization in the Monitor-Merrimac fault zone is characterized by quartz and Fe-carbonate stockwork veining and breccias in Dripping Spring sediments (Figures 21 and 22). Anomalous values in copper, lead and zinc (hundreds of ppm's) is widespread with a high value of 2,894 ppm Cu. A 13 foot thick (3.9 m) intercept between 129 to 142 feet contains a weighted average assay of 1,390 ppm Cu. No copper sulfide was logged in the mineralized interval.


START TO 125 FROM 134
Hole DH06 Box 15

Figure 20 Stockwork quartz, calcite, and Fe-carbonate veining in MDH-06.


START TO 160
Hole DH06 Box 18

Figure 21 Fe-carbonate and quartz stockwork and breccias from MDH-06.

Summary of Drilling Results

The 2005 drill program was designed primarily to test for structurally-controlled vein and stockwork mineralization along the Rustler and Monitor-Merrimac fault zones in the area of historic production. The drilling failed to identify thick ore grade intercepts and precludes the presence of significant tonnages of additional high-grade copper-silver mineralization that was mined from shallow underground workings in the north project area. Drill holes MDH-02, MDH-03 and MDH-06 drilled across thick fault breccias, altered rhyodacite porphyry dikes and structurally-controlled zones of weak mineralization that clearly represent the down-dip extensions of the Rustler and Monitor-Merrimac fault zones. The high-grade bornite-chalcopyrite fissure vein mineralization seen at the surface appears to pinch-out at relatively

shallow depths in the structures and stratiform oxide copper zones appear to be restricted to small areas near the shallow veins.

The propylitic alteration observed in Pinal Schist in MDH-05 may have important exploration implications for a deep porphyry target. MDH-05 is located more than one km south of the Monitor Mine area where drill holes MDH-01, MDH-03 and MDH-04 all bottomed in unaltered Pinal Schist. The intensity of fracturing with epidote, potassium feldspar and specular hematite appears to increase with depth in MDH-05 and the alteration could represent the distal expression of a deeply buried porphyry system. Vectoring to a deep porphyry source is enigmatic with an isolated drill-hole; however, the location of MDH-05 with respect to the deep magnetic anomaly east of Scott Mountain is within typical dimensions for an outer propylitic zone if the magnetic high represents a buried porphyry stock. Alternatively, the alteration may be a thermal contact phenomenon associated with the Madera Diorite intrusion and the absence of pyrite in the propylitic assemblage and very low copper geochemistry may support this conclusion.

10.3 2005-2006 Geophysical Surveys

2005 IP and Aeromagnetic Surveys

In summer of 2005, Zonge Engineering of Tucson, Arizona carried out two lines (totalling 4.4 km) of DPDP IP (a-spacing = 200 m, N = 1 to 6) to explore for mineralization associated with a porphyry copper deposit in a prospective geological and structural corridor, 600 m by 2,000 m in size. The 2005 IP survey identified shallow IP anomalies in the western half of the two lines.


MONITOR PROJECT

Figure 22 2005 DPDP IP Survey Lines 6000N & 6200N, 2005 Vector IP/ MT stations (blue circles).



Figure 23 2005 DP-DP IP Line 6000N.



Figure 24 2005 DP-DP IP Line 6200N.

Following the DPDP IP survey, Zonge conducted Vector IP and magnetotelluric ("MT") surveys on 21 stations spaced on a 500 m grid, covering an area of 4 km by 6 km in dimension. The results showed a chargeability high zone coincident with the DPDP IP anomaly and remained open to the south southwest (see Figure 26.)


LEGEND
MONITOR

Figure 25 2005 Vector IP Chargeability, VIP/MT stations in blue dots, 2005 DPDP IP lines in purple line.

In fall of 2005, Pearson, deRidder and Johnson, Inc. was contracted to fly 240 km of airborne magnetic survey over the entire Property at 200 m line spacing. The magnetic results exhibit a large high zone in the south with an estimated depth to tops of 350 m to 500 m. This magnetic high is interpreted to be an intrusive (Browne, 2005).


MONITOR

Figure 26 RTP AMAG Survey, 2005 Vector IP/MT and DPDP IP surveys.

Five of the six drill holes tested the down-dip extension of the surface mineralization associated with the Rustler Fault system. The source of the IP anomaly on line 6000N was explained by the sulfide mineralization intersected by the drilling. Hole MDH-05 was drilled to a depth of 1,450 feet to test the southern extension of the Vector IP high, but showed no significant mineralization.

2006 IP Surveys

The 2006 geophysics program was changed from property wide Vector IP & MT surveys to three lines of DPDP IP survey (a-spacing of 200 m, N = 1 to 6) to examine the potential for mineralization associated with the large magnetic high in the south.


MONITOR PROJECT
Line B
Line C
Line A
Line B

Figure 27 2006 DPDP IP Survey, (a-spacing = 200 m ; N = 1 to 6), Lines A, B & C, IP anomalies: red = shallow; green = deep, IP Anomaly outlined in dotted lines.

The IP results were encouraging as two separate chargeability highs were identified as shown in Figure 28. One moderate chargeability high is located along the western flank of the magnetic high on line A and intersecting line B. This anomaly exhibits a depth to top of about 100 m to 200 m.

The second and stronger chargeability high is located near the junction of line B and line C. This IP anomaly is likely the same anomaly seen in the 2005 DPDP IP survey and Vector IP anomaly. It appears to be plunging to the west of line B in the direction of the Rustler Fault shown by the low blue magnetic zone in Figure 6. It is near surface line B at station 4200N and on line C at station 100E. Drill hole MDH-05 was drilled just 200 m east of line B station 3800N and missed the source of the IP anomaly (Browne, 2006).

2006 DPDP IP Pseudo-sections, Lines A to C, Chargeability and Resistivity plots


Line B
Mag High
Moderate IP
at 150 m depth
LINE A
PHASE IP
Monitor Line A


Mag High
Moderate IP
at 150 m depth
LINE A
Resistivity


Line A
intersection
Mag High
LINE B
PHASE IP


Mag High
LINE B
Resistivity

In summary, the geophysical data suggests that there still untested targets on the Monitor property, including the magnetic anomaly which may indicate buried porphyry-style mineralization as recommended by TCAI (Browne, 2006).

10.4 Targets

A number of significant exploration targets have been developed on the Monitor property. The TCAI drill program has shown that the possibility for high-grade structurally controlled mineralization does not exist immediately below the old workings in the Monitor area. Other targets remain untested, which include copper-silver mineralization distributed over wide areas occurring along both bedding and fracture planes, and deep porphyry copper targets identified by both IP and SP geophysical techniques. To date, the primary large tonnage targets remain to be drill tested.

11.0 SAMPLING METHOD AND APPROACH

A total of 109 rock-chip and 50 soil samples were collected by TCAI during 2005 and 2006 field work. Sample locations were confirmed with hand held GPS units and all sample locations are plotted on Plate 1. The samples were analyzed for 29 elements including base and precious metals, major oxide elements and minor elements by ICP and AA methods. Copies of the original assay certificates for 2005 and 2006 TCAI rock-chip samples with annotated descriptions and UTM coordinate information are included in Appendix 1. TCAI rock-chip sample assays for copper, silver and molybdenum are plotted on Plates 3-5.

12.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

All analytical work conducted by TCAI was completed at Global Discovery Labs ("GDL") located in Vancouver, British Colombia, Canada. GDL is not ISO 9001:2000 certified, but does participate in Natural Resources Canada's PTP-MAL (Proficiency Testing Program for Mineral Analysis Laboratories) and does employee a Certified Assayer, Province of British Columbia to oversee and sign off on all assay work performed.

13.0 DATA VERIFICATION

All data has been reviewed and verified by the Author. Analytical accuracy was not checked outside of collecting 10 sample intervals of core, shipping them to Acme Laboratories in Vancouver, British Columbia, Canada, and comparing these results to those obtained by TCAI. The comparison of results is listed in the table below:

Drill hole/footage interval	Author's results Cu in ppm (Sample no.)	TCAI results Cu in ppm (Sample no.)
MDH-06/105.0-106.5	2267.3 (506429)	2894 (77519)
MDH-06/134.0-138.0	1680.1 (506430)	1684 (77527)
MDH-05/73.0-75.3	874.7 (506431)	887 (77664)
MDH-05/78.5-80.0	1872.5 (506432)	4214 (77666)
MDH-03/116.0-120.0	45.6 (506433)	26 (77401)
MDH-03/141.0-146.0	76.7 (506434)	80 (77405)
MDH-03/172.5-175.0	194.1 (506435)	*(not sampled)*(w/in 77407)
MDH-03/175.0-178.0	1658.2 (506436)	1651 (77407)
MDH-01/20.0-25.0	9936.2 (506437)	12310 (77305)
MDH-02/136.0-143.0	286.2 (506438)	249 (77361)

The results of the sampling conducted by the Author confirmed the presence of copper mineralization and in the relative value ranges that have been reported by TCAI. Sample no. 506435 was selected by the Author to check for the presence of copper mineralization in an interval adjacent to an interval of higher grade copper mineralization, which was not sampled by TCAI. The adjacent high-grade interval is shown in the table above, and the values from the Author's sampling is extremely close to those reported by TCAI. Although there are some variations in the geochemical data for the check samples, this is considered by the Author as being within an acceptable range, considering that the samples taken were not completely identical to TCAI's samples.

14.0 ADJACENT PROPERTIES

The Monitor property immediately adjoins the Grupo Mexico Ray property to the east. The Ray mine has been discussed in some detail in other sections of this report. No other mineral holdings or mineral properties immediately adjoin the Monitor property, although there are large holdings located approximately 10 km to the north and west where Kennecott is actively exploring the Resolution discovery. Information on the Ray deposit was obtained from published literature and in particular from, *Geology of the Porphyry Copper Deposits Southwestern North America,*

Titley & Hicks ed., University of Arizona Press, 1966. Information on the Resolution discovery was obtained from *Economic Geology, Manske, Scott L. and Paul, Alex H, 2002, Vol. 97, No. 2, p. 197-220.*

Information on adjacent properties has not been verified by the Author and is not necessarily indicative of mineralization on the Monitor property.

15.0 INTERPRETATION AND CONCLUSIONS

Conclusions and Recommendations

The Monitor project has an excellent location adjacent to the Ray Mine located just 5 km SW along the Rustler Fault and the Resolution deposit to the northwest by 12 km. Surface copper oxide mineralization on the Property along the Rustler Fault zone is suggestive of a porphyry copper system nearby, perhaps at depth. Monitor property lies at the intersection of the Resolution NW lineament and Ray NE lineament (Rustler Fault).


REGIONAL AMAG RTP

Figure 28 Ray – Resolution Superior District, regional RTP AMAG.

The large magnetic high feature in the southern claims may represent a buried intrusive with an estimated depth to top of 350 m to 500 m.

The three lines of DPDP IP identified two IP anomalies by this magnetic high. There is a moderate chargeability high, about 1,000 m by 500 m in size and at a depth of 100 m, sitting on the west side of the magnetic high. The larger and stronger IP anomaly is located on the Rustler Fault and on the north flank of the magnetic high. This IP anomaly plunges to the west southwest where it remains open.

It is recommended that these two anomalies be drill tested for porphyry style mineralization as part of a proposed Phase Two drilling program. The drill holes should be vertical and drilled to a minimum depth of 400 m on the northern IP anomaly and to a minimum depth of 600 m on the southern IP anomaly.

The TCAI 2005 drill program tested portions of the Rustler and Monitor-Merrimac fault zones for shallow vein and stockwork mineralization with negative results. No thick ore grade copper-silver intercepts were intersected in the structures that control mineralization at the surface, which precludes the presence of significant tonnages of shallow high-grade mineralization in the Monitor Mine area.

The Scott Mountain aeromagnetic anomaly remains an intriguing exploration target despite the limited alteration and weak geochemical signature above the magnetic body. The general shape, dimensions and intensity of the magnetic response suggests an intrusive source. The estimated depth to the top of the magnetic high, 350-500 m below the surface, places the magnetic body at approximately the same elevation as the upper portion of the Ray orebody located 3-4 km to the west (Figure 30). If the magnetic high is a Laramide porphyry stock emplaced into favorable diabase or Pinal Schist, then there may be the potential for Ray-style copper mineralization at the Monitor property. Alternatively, the source of the magnetic anomaly could be a stock or large dike of Madera Diorite similar to the diorite intercepted in MDH-05. A vertical 2,000-2,500 foot (610-762 m) deep drill hole to test the Scott Mountain magnetic anomaly for porphyry copper mineralization is recommended.

The purpose of this review was to provide GMC and its investors with an update on the Monitor property. That objective has been met within this document.



Figure 29 View of the Ray open-pit from the northeast side of Scott Mountain, looking west.

16.0 RECOMMENDATIONS

It is recommended that the porphyry copper targets be tested through a deep drill program. This will require a minimum of three holes located within the TCAI IP-magnetic high target areas and the GMC SP target area. Holes will be a minimum of 800-1,000 m deep. Testing of these targets by drilling will require an additional expenditure of approximately US$550,000.

It is suggested that GMC possibly explore finding a joint venture partner for the testing of the deep porphyry targets at Monitor, ideally one that would bring the expertise to evaluate the economics and viability of deep mining techniques.

REFERENCES

Browne, Q.J., 2005, Geology and Exploration Potential of the Monitor Project Pinal County, Arizona: Teck Cominco American, internal company report, 27 p.

Browne, Q.J., 2006, Summary Report Monitor Project Arizona, USA Arizona: Teck Cominco American, internal company report, 42 p.

Cornwall, H. R., Banks, N. G., and Phillips, C. H., 1971, Geologic map of the Sonora Quadrangle, Pinal and Gila Counties, Arizona: U. S. Geological Survey Map GQ-1021.

Cornwall, H. R., and Banks, N. G., 1977, Igneous Rocks and Copper Mineralization in the Ray Porphyry Copper District, Arizona: U. S. Geological Survey Open-file Report 77-255, 10 p.

Moore, R.L., 2004, Report on Monitor Property Pinal County, Arizona, 43-101 Report for General Minerals, Corp., 53 p.

Phillips, C. H., Gambell, N. A., and Fountain, D. S., 1974, Hydrothermal Alteration, Mineralization, and Zoning in the Ray Deposit: Econ. Geology, v. 69, pp. 1237-1250.

Wrucke, C., T., 1989, The middle Proterozoic Apache Group, Troy Quartzite, and associated diabase of Arizona, in Jenny, J. P., and Reynolds, S. J., eds., Geologic evolution of Arizona: Arizona Geological Society Digest 17, pp. 239-258.

PLATES


PLATE 1
Geologic Map
N


PLATE 2
Hydrothermal Alteration
N


PLATE 3
Surface Geochemistry - Copper
Monitor Project
Pinal County Arizona
N


PLATE 4
Surface Geochemistry - Silver
Pinal County, Arizona
N


PLATE 5
Surface Geochemistry - Molybdenum
Monitor Project
Pinal County, Arizona
N


PLATE 6
Monitor Project


PLATE 7
Monitor Project


PLATE 8
Monitor Project
MDH-03 Drill Section
Looking West


PLATE 9
Monitor Project


PLATE 10
Monitor Project
MDH-05 Drill Section
Looking West
Teck Cominco American Incorporated
Reno, Nevada


PLATE 11

APPENDIX 1: TCAI GEOCHEMICAL RESULTS

Easting	Northing	SAMPLE ID	Rock type	Cu ppm	Pb ppm	Zn ppm	Ag ppm	Au ppb	Mo ppm	As ppm	Sb ppm	COMMENTS
504215	3675515	2106	limestone	71630	56190	2949	2255	<10	62	3511	7878	prospect/dump, CuOx
504472	3675390	2300	rd porphyry	81	72	80	1.5	<10	3	6	7	oc, PIMA QB-1
504119	3675356	2301	limestone	59950	336	1922	1230	84	<2	1203	4857	prospect/dump, CuOx, cpy
504175	3675180	2302	rd porphyry	39	9	35	0.6	<10	<2	<2	<5	oc, prospect at 2301
504548	3675491	2303	rd porphyry	103	21	22	1.3	<10	2	2	7	oc
504884	3675231	2304	quartzite	16480	1729	1690	152	<10	71	520	1113	4 m chip across flt, CuOx
504781	3675031	2305	rd porphyry	27	7	28	0.4	<10	2	<2	<5	oc, PIMA QB-3
504861	3675237	2306	quartzite	113300	6152	6822	1195	<10	250	986	4963	cut/dump, hi-grade grab, CuOx
504359	3675068	2307	rd porphyry	101	10	35	1.2	<10	<2	<2	10	oc, PIMA QB-4
505447	3675676	2308	rd porphyry	100	4	47	1.4	<10	4	3	6	oc, PIMA QB-5
505408	3675650	2309	silts/shale	73770	1299	2555	484	<10	32	1162	7074	prospect/dump, CuOx
505350	3675651	2310	fissure vein	163000	1085	7040	487	<10	50	618	2939	shaft/dump, CuOx, cpy
505656	3675747	2311	quartzite	45900	804	438	61	<10	5	64	327	prospect/dump, CuOx
504944	3675555	2312	rd porphyry	154	6	22	0.4	<10	2	<2	<5	oc, PIMA PC-1
505132	3675589	2313	limestone	73240	3659	9499	885	216	5	3389	3323	prospect/dump, CuOx, cpy
504434	3675519	2314	limestone	37030	7343	5472	329	42	10	122	996	shaft/dump, CuOx, cpy, gn
504480	3675543	2315	diabase	24720	158	293	291	<10	2	<2	<5	cut/dump, stockwork veins, cpy
504441	3675521	2316	limestone	4291	91	477	49.1	<10	<2	32	136	oc, bx, CuOx
504525	3675538	2317	rd porphyry	119	18	81	<.4	<10	<2	<2	5	oc
504336	3675579	2318	schist	20	<4	13	<.4	<10	<2	11	7	cut, weak FeOx (goe)
504945	3675662	2319	limestone	31	<4	60	0.9	<10	<2	5	9	oc from cut, weak FeOx (goe)
504964	3675661	2320	diabase	32	<4	54	0.4	22	<2	<2	<5	oc from cut, weak FeOx (goe)
504552	3675891	2321	rd porphyry	25	<4	46	<.4	22	<2	7	5	oc
504935	3674593	2322	diabase	3768	42	777	36.7	<10	<2	100	45	oc, weak FeOx (goe)
504932	3675592	2323	silts/shale	37190	1355	788	1100	22	116	837	2845	cut, hi-grade grab, CuOx
504186	3675182	2324	fissure vein	110400	1712	1506	1125	24	92	461	<5	oc, oxd bn-cpy vein
504277	3675256	2325	limestone	2943	268	540	3.2	42	9	4	<5	prospect/dump, CuOx, cpy
504733	3675689	2326	fissure vein	24590	679	286	163	38	<2	305	828	prospect/dump, CuOx
504411	3675210	2327	rd porphyry	18	11	70	1.2	<10	<2	7	<5	oc
504735	3675228	2328	quartzite	18	95	159	0.5	<10	<2	4	<5	oc, strong FeOx (goe)
504250	3675003	2329	tm porphyry	22	5	286	<.4	<10	<2	<2	<5	oc
505390	3675550	2330	diabase	5020	15	279	29.4	<10	<2	13	<5	oc, adit CuOx (Merrimac mine)
505316	3675576	2331	limestone	151800	449	1085	209	46	20	63	118	prospect/dump, CuOx, cpy
505723	3675460	2332	rd porphyry	64	20	66	<.4	ND	<2	3	<5	oc
505080	3674486	2333	siltstone	20800	1493	238	214	ND	3	303	2359	cut/dump, CuOx
504806	3675953	2334	diabase	227	31	189	1.1	ND	<2	32	17	oc, altered
504440	3675572	2335	diabase	20040	476	344	204	ND	14	145	294	prospect/dump, CuOx
503865	3675688	2336	fissure vein	784	40340	110800	37.1	ND	<2	<2	20	oc, qtz-cal-gn vein
504465	3675291	2337	silts/shale	5152	378	661	32.2	ND	<2	109	<5	oc, 10 m chip, CuOx
504393	3675222	2338	fissure vein	14640	2476	884	286	ND	<2	24	110	oc, cpy-gn vein, Big Cut

APPENDIX 2: CORE SAMPLE RESULTS

Hole#	Sample#	From	To	Interval	Cu	Pb	Zn	Ag	As	Ba	Cd	Co
					ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
MDH-01	77301	0	5	5	6066	859	430	58.9	101	34	<1	9
MDH-01	77302	5	10	5	268	29	301	1	5	117	1	8
MDH-01	77303	10	15	5	1839	172	603	8.9	24	151	1	11
MDH-01	77304	15	20	5	4510	184	330	19.3	4	70	<1	9
MDH-01	77305	20	25	5	12310	3911	743	97.9	12	84	3	26
MDH-01	77307	25	30	5	729	25	80	1.3	6	125	<1	6
MDH-01	77308	30	35	5	86	45	73	0.7	5	43	<1	8
MDH-01	77309	56	62	6	62	24	32	<.4	4	31	<1	10
MDH-01	77310	62	66	4	711	63	183	1.6	31	817	1	8
MDH-01	77311	66	71	5	10	12	26	0.4	<2	147	<1	3
MDH-01	77312	71	75	4	5	<4	13	<.4	2	87	<1	4
MDH-01	77313	75	79	4	21	6	11	0.5	2	154	<1	3
MDH-01	77314	79	83	4	8	<4	10	<.4	3	142	<1	3
MDH-01	77315	83	85	2	10	<4	51	<.4	3	665	<1	10
MDH-01	77316	85	90	5	5	<4	4	<.4	<2	64	<1	1
MDH-01	77318	90	95	5	<1	<4	17	0.5	3	83	<1	4
MDH-01	77319	95	100	5	4	4	23	<.4	<2	115	<1	6
MDH-01	77320	100	105	5	6	4	19	0.4	2	93	<1	5
MDH-01	77321	105	110	5	2	<4	15	<.4	2	104	<1	4
MDH-01	77322	110	115	5	<1	<4	16	<.4	5	100	<1	3
MDH-01	77323	115	120	5	20	12	32	0.4	<2	496	<1	5
MDH-01	77324	120	125	5	1	<4	18	<.4	<2	98	<1	4
MDH-01	77325	125	130	5	<1	<4	18	<.4	3	105	<1	4
MDH-01	77326	130	135	5	6	<4	28	<.4	3	132	<1	5
MDH-01	77327	135	140	5	7	<4	18	<.4	<2	132	<1	4
MDH-01	77328	501	506	5	97	11	169	<.4	3	46	<1	23
MDH-01	77330	506	512	6	12	7	43	<.4	2	437	<1	10
MDH-01	77331	512	520	8	7	7	32	<.4	<2	1061	<1	7
MDH-01	77332	520	530	10	6	5	39	<.4	<2	455	<1	6
MDH-01	77333	530	538	8	15	6	40	<.4	<2	386	<1	7
MDH-01	77334	538	545.3	7.3	16	6	45	<.4	<2	262	<1	10
MDH-01	77335	545.3	551	5.7	47	5	59	<.4	4	65	<1	11
MDH-01	77336	551	556	5	1	6	90	<.4	3	50	<1	14

Ni	Fe	Mo	Cr	Bi	Sb	V	Sn	W	Sr	Y	La	Mn
ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
15	2.56	43	355	<5	24	9	<2	<2	5	6	13	222
13	3.67	11	525	<5	<5	7	<2	<2	5	6	6	332
19	3.86	8	324	<5	<5	7	<2	<2	8	7	15	276
17	3.64	3	262	<5	5	15	<2	<2	6	9	28	465
18	3.93	231	149	<5	46	11	<2	<2	8	9	14	972
12	2.52	2	60	<5	<5	11	<2	<2	7	9	27	172
19	3.12	2	71	<5	<5	9	<2	<2	10	8	23	141
17	2.55	3	47,	<5	<5	9	<2	<2	14	8	18	172
7	2.4	2	63	<5	11	12	<2	<2	73	9	<2	683
<1	1.29	<2	78	<5	<5	14	<2	<2	65	6	20	361
6	1.59	<2	125	<5	<5	9	<2	<2	21	6	29	349
4	1.66	<2	239	<5	<5	9	<2	<2	18	4	19	295
6	1.62	<2	236	<5	<5	9	<2	<2	13	4	20	213
17	2.01	<2	69	<5	<5	23	<2	<2	80	5	<2	601
6	0.72	2	418	<5	<5	12	<2	<2	21	4	5	127
9	2.11	<2	127	<5	<5	9	<2	<2	14	4	35	241
12	1.42	<2	162	<5	<5	8	<2	<2	20	5	37	536
11	1.5	<2	202	5	<5	9	<2	<2	20	5	38	495
6	1.62	<2	183	<5	<5	10	<2	<2	16	5	32	414
7	1.87	<2	84	<5	<5	9	<2	<2	11	5	29	185
4	1.34	<2	161	<5	<5	11	<2	<2	80	6	11	615
11	1.62	<2	221	<5	<5	13	<2	<2	12	5	32	411
8	1.97	<2	119	<5	<5	12	<2	<2	14	5	35	177
11	1.82	<2	164	<5	<5	12	<2	<2	12	4	31	293
8	1.63	<2	305	<5	<5	8	<2	<2	10	3	29	281
55	2.58	<2	178	<5	<5	29	<2	<2	107	5	10	1923
13	1.93	<2	36	<5	<5	24	<2	<2	104	5	<2	566
9	1.59	<2	57	5	<5	20	<2	<2	128	6	<2	495
6	1.4	<2	52	<5	<5	14	<2	<2	99	6	2	516
9	1.57	<2	101	<5	<5	19	<2	<2	94	5	6	482
15	2.23	<2	59	<5	<5	31	<2	<2	115	5	<2	547
26	2.78	<2	117	<5	<5	14	<2	<2	37	7	25	604
31	3.2	<2	75	<5	<5	14	<2	<2	35	9	38	752

Mg	Ti	Al	Ca	Na	K	P
%	%	%	%	%	%	ppm
0.11	<.01	0.74	0.09	0.02	0.36	239
0.19	<.01	0.91	0.16	0.02	0.24	196
0.23	<.01	1.05	0.2	0.02	0.41	172
0.29	<.01	1.15	0.08	0.02	0.51	223
0.24	<.01	1.06	0.9	0.02	0.52	228
0.13	<.01	0.98	0.25	0.02	0.72	339
0.15	<.01	1	0.38	0.02	0.72	393
0.64	<.01	0.99	0.68	0.02	0.59	298
1.3	<.01	1.02	3.58	0.02	0.52	702
0.52	<.01	0.99	2.13	0.04	0.51	755
0.44	<.01	0.89	1.13	0.02	0.56	523
0.36	<.01	0.65	0.81	0.04	0.42	374
0.25	<.01	0.75	0.63	0.03	0.52	389
1.05	<.01	0.81	2.87	0.06	0.41	873
0.02	0.05	0.29	0.16	0.07	0.13	298
0.28	<.01	0.89	0.67	0.02	0.52	451
0.54	<.01	0.89	1.01	0.02	0.45	296
0.52	<.01	0.86	1.04	0.03	0.47	294
0.37	<.01	0.71	0.76	0.03	0.39	444
0.22	<.01	0.71	0.41	0.02	0.44	442
0.7	<.01	0.75	2.5	0.04	0.48	642
0.38	<.01	0.88	0.56	0.04	0.47	383
0.24	<.01	1.02	0.38	0.03	0.58	478
0.38	<.01	1.05	0.49	0.04	0.53	440
0.3	<.01	0.69	0.36	0.05	0.36	343
1.69	<.01	1.47	2.62	0.04	0.31	712
0.9	<.01	0.71	2.62	0.07	0.45	835
0.75	<.01	0.71	2.25	0.07	0.48	738
0.68	<.01	0.7	2.08	0.07	0.47	690
0.75	<.01	0.65	2.23	0.09	0.43	744
0.97	<.01	0.93	2.41	0.09	0.36	889
0.34	<.01	0.92	0.55	0.05	0.44	318
0.5	<.01	1.15	0.32	0.08	0.36	352

Hole#	Sample#	From	To	Interval	Cu	Pb	Zn	Ag	As	Ba	Cd	Co
					ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
MDH-02	77337	0	7	7	325	254	159	0.4	<2	52	<1	28
MDH-02	77338	7	13	6	179	170	199	0.4	<2	36	<1	39
MDH-02	77339	13	15	2	116	120	175	<.4	2	44	<1	38
MDH-02	77340	15	22	7	129	443	288	<.4	2	35	<1	42
MDH-02	77341	22	29.2	7.2	126	116	233	<.4	<2	67	<1	45
MDH-02	77342	29.2	37	7.8	151	146	201	<.4	<2	36	<1	43
MDH-02	77343	37	42	5	1362	391	240	11.8	7	47	<1	41
MDH-02	77344	42	47	5	147	271	172	<.4	<2	266	<1	48
MDH-02	77345	47	55	8	116	12	133	<.4	2	32	<1	41
MDH-02	77346	55	59	4	1037	163	273	10.4	<2	58	<1	45
MDH-02	77348	59	68	9	128	28	130	<.4	<2	55	<1	36
MDH-02	77349	68	75	7	127	73	250	<.4	<2	47	<1	46
MDH-02	77350	75	80	5	109	42	227	<.4	<2	35	<1	36
MDH-02	77351	80	84	4	105	20	169	<.4	<2	55	<1	54
MDH-02	77352	84	90	6	428	28	308	2.7	<2	118	<1	43
MDH-02	77353	90	95	5	236	67	304	<.4	<2	299	<1	39
MDH-02	77355	95	100	5	332	115	244	<.4	2	203	<1	37
MDH-02	77356	100	107	7	108	8	139	<.4	<2	46	<1	43
MDH-02	77357	107	115	8	135	25	139	<.4	<2	35	<1	43
MDH-02	77358	115	122	7	102	6	82	<.4	<2	43	<1	36
MDH-02	77359	122	129	7	110	10	88	<.4	<2	38	<1	38
MDH-02	77360	129	136	7	120	25	165	0.8	<2	30	<1	47
MDH-02	77361	136	143	7	249	167	221	1.3	3	271	<1	35
MDH-02	77362	143	150	7	50	23	81	0.5	<2	386	<1	11
MDH-02	77363	150	155	5	89	128	95	0.6	2	329	<1	12
MDH-02	77364	155	163	8	189	308	184	1.1	<2	61	<1	46
MDH-02	77365	163	171	8	156	141	140	0.6	2	36	<1	43
MDH-02	77366	171	178	7	443	300	237	2.8	<2	47	<1	43
MDH-02	77367	178	181.3	3.3	19	25	71	<.4	<2	57	<1	5
MDH-02	77368	181.3	188	6.7	80	626	185	0.9	<2	633	<1	19
MDH-02	77369	188	191	3	4	27	365	0.7	<2	44	1	24
MDH-02	77370	191	200	9	224	235	368	1.9	<2	142	1	28
MDH-02	77371	200	205	5	312	723	348	1	<2	122	<1	34
MDH-02	77372	205	210	5	189	80	439	1.1	<2	342	2	23
MDH-02	77374	210	218	8	20	48	442	0.5	<2	21	1	18

MDH-02	77375	218	225	7	3	28	248	<.4	<2	41	<1	13
MDH-02	77376	225	233	8	7	24	228	0.4	<2	235	<1	10
MDH-02	77377	233	240	7	<1	5	212	<.4	<2	60	<1	8
MDH-02	77378	240	247	7	2	22	116	0.7	<2	43	<1	3
MDH-02	77379	247	253	6	6	28	61	1.2	<2	132	<1	1
MDH-02	77380	253	262	9	26	29	236	1.6	<2	223	<1	6
MDH-02	77381	262	271	9	14	38	214	1.4	<2	137	<1	9
MDH-02	77382	271	280	9	81	144	405	1.1	4	173	2	9
MDH-02	77383	280	286	6	762	2841	889	4.1	4	70	4	13
MDH-02	77384	286	295	9	28	9	49	0.8	4	55	<1	13

Ni	Fe	Mo	Cr	Bi	Sb	V	Sn	W	Sr	Y	La	Mn
ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
24	6.26	<2	45	<5	5	223	<2	<2	24	17	<2	780
31	8.07	2	53	<5	5	220	<2	<2	60	23	<2	1438
35	9.5	<2	17	<5	12	215	<2	<2	30	25	<2	1081
30	9.16	<2	50	<5	11	180	2	<2	92	25	<2	1742
32	10.06	<2	36	<5	9	175	2	<2	102	29	<2	1980
34	8.68	<2	53	<5	8	258	<2	<2	78	27	<2	1500
34	8.29	2	39	<5	14	166	2	<2	62	19	<2	1715
35	9.71	<2	36	<5	15	218	<2	<2	44	21	<2	1641
33	8.05	<2	45	<5	12	255	<2	<2	92	23	<2	1244
34	9.1	<2	38	<5	14	185	<2	<2	55	24	<2	1438
31	7.12	<2	40	<5	9	267	<2	<2	65	19	<2	1027
36	9.15	<2	44	<5	11	190	<2	<2	87	23	<2	1457
29	7.84	<2	37	<5	12	134	<2	<2	89	19	<2	1511
40	8.4	<2	34	<5	10	204	<2	<2	83	24	<2	1466
33	8.46	<2	40	<5	10	144	2	<2	52	20	<2	1679
33	7.73	<2	36	<5	8	125	2	<2	50	19	<2	1922
31	7.83	<2	46	<5	9	131	<2	<2	51	21	<2	1616
36	8.68	<2	42	<5	13	260	<2	<2	117	24	<2	1276
36	8.25	<2	36	<5	11	255	<2	<2	102	22	<2	1166
32	7.2	<2	46	<5	9	291	<2	<2	69	19	<2	738
32	7.72	<2	41	<5	12	295	<2	<2	79	21	<2	827
37	9.33	<2	26	<5	14	328	<2	<2	84	24	<2	1135
28	7.25	<2	35	<5	9	210	<2	<2	87	18	<2	1133
14	2.42	<2	27	<5	5	35	<2	<2	88	6	7	604
15	2.82	<2	47	<5	6	35	<2	<2	82	7	6	821
34	9.34	<2	41	<5	15	234	<2	<2	97	23	<2	1451
31	8.52	<2	31	<5	12	280	<2	<2	87	25	<2	1281
30	8.51	<2	31	<5	14	227	<2	<2	101	22	<2	1638
2	1.59	<2	41	<5	<5	13	3	<2	212	5	<2	1056
22	4.16	<2	36	<5	9	59	<2	<2	85	13	<2	990
16	6.07	2	15	<5	10	37	2	<2	170	13	<2	3411
29	5.74	<2	31	<5	9	46	2	<2	81	18	<2	2284
45	6.75	2	37	<5	10	75	2	<2	42	25	<2	1946
21	5.66	3	17	<5	7	49	2	<2	99	16	<2	3050
11	4.63	<2	81	<5	8	19	<2	<2	176	5	<2	2750

8	4.33	<2	64	<5	7	16	<2	<2	157	5	<2	1937
8	4.29	<2	41	<5	<5	14	2	<2	189	3	<2	1733
11	5.97	<2	<4	<5	9	5	<2	<2	162	2	<2	1667
2	1.9	<2	<4	<5	<5	5	<2	<2	221	<2	<2	780
<1	0.99	<2	<4	<5	<5	3	<2	<2	341	<2	<2	581
6	3.04	<2	56	<5	<5	15	2	<2	244	7	<2	1425
6	3.09	<2	33	<5	<5	12	<2	<2	215	8	<2	1465
5	2.84	<2	12	<5	<5	16	<2	11	239	4	<2	1488
16	3.72	8	103	<5	7	24	<2	3	51	7	<2	964
26	3.43	<2	141	<5	<5	24	<2	<2	10	6	3	122

Mg	Ti	Al	Ca	Na	K	P
%	%	%	%	%	%	ppm
0.64	0.12	1.68	1.99	0.06	0.26	987
1.45	0.08	1.68	3.87	0.05	0.3	1040
1.01	0.05	2.03	2.95	0.04	0.21	1079
2.07	0.01	2.14	5.76	0.03	0.43	984
2.68	<.01	2.31	7.45	0.02	0.52	1077
1.76	0.05	2.23	4.45	0.05	0.33	1084
1.88	<.01	2.2	5.26	0.02	0.36	777
1.77	<.01	2.82	4.03	0.02	0.34	807
1.71	0.05	2.2	4.79	0.04	0.3	834
1.75	0.01	2.29	5.17	0.02	0.33	793
1.35	0.11	1.83	3.36	0.07	0.24	848
2.04	0.01	1.99	5.42	0.03	0.4	836
3.38	<.01	1.57	8.33	0.02	0.41	719
2.22	<.01	2.42	5.72	0.02	0.37	820
2.43	<.01	1.77	5.91	0.02	0.42	750
3.21	<.01	1.65	6.67	0.02	0.37	677
2.6	<.01	1.93	5.52	0.02	0.39	701
1.99	0.04	2.24	4.7	0.04	0.31	788
1.89	0.07	2.42	4.21	0.04	0.29	866
1.58	0.14	1.88	3.1	0.08	0.19	869
1.69	0.13	2.06	3.28	0.07	0.2	866
2.1	0.11	2.55	4.35	0.05	0.16	901
2	0.05	2.45	3.92	0.04	0.28	902
0.88	<.01	1.57	3.21	0.02	0.54	912
0.94	<.01	1.67	3.2	0.02	0.55	927
2.25	0.02	3.14	4.03	0.03	0.36	1061
1.83	0.08	2.29	3.85	0.04	0.28	941
2.18	0.03	2.58	4.49	0.02	0.4	938
3.12	0.01	0.76	11.43	0.02	0.12	82
1.53	<.01	2.07	3.61	0.02	0.58	1774
4.55	<.01	0.55	11.23	0.02	0.38	1914
2.67	<.01	1.57	5.96	0.02	0.45	2533
2.74	<.01	2.07	4.92	0.02	0.51	3420
5.09	<.01	1.23	10.6	0.01	0.62	2367
5.4	<.01	0.35	11.18	0.01	0.19	166

5.38	0.01	0.88	9.98	0.01	0.15	89
5.9	<.01	0.25	15.06	0.01	0.11	79
7.07	<.01	0.04	18.39	0.01	0.01	<10
2.61	<.01	0.01	24.97	0.01	<.01	<10
1.49	<.01	0.01	28.51	0.01	<.01	19
6.55	<.01	0.13	14.59	0.01	0.08	51
6.35	<.01	0.13	14.56	0.01	0.09	21
3.94	<.01	0.19	19.5	0.01	0.13	255
2.45	<.01	1.17	5.36	0.01	0.49	268
0.41	<.01	1.11	0.69	0.01	0.54	467

Hole#	Sample#	From	To	Interval	Cu	Pb	Zn	Ag	As	Ba	Cd	Co
					ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
MDH-03	77385	4.5	10	5.5	6	12	21	0.7	<2	387	<1	1
MDH-03	77386	10	16	6	2	10	16	0.6	<2	1219	<1	1
MDH-03	77387	16	23	7	3	15	26	<.4	<2	1148	<1	1
MDH-03	77388	23	26	3	33	92	430	0.6	17	135	2	32
MDH-03	77389	26	30.5	4.5	13	10	97	0.4	<2	791	<1	4
MDH-03	77390	30.5	37	6.5	21	59	219	0.5	<2	146	<1	5
MDH-03	77391	37	41	4	34	66	467	0.4	2	335	1	11
MDH-03	77392	41	47	6	22	4	38	0.4	<2	730	<1	4
MDH-03	77393	47	53	6	36	<4	55	<.4	<2	208	<1	5
MDH-03	77395	53	60	7	33	4	64	<.4	<2	439	<1	4
MDH-03	77396	60	66	6	22	73	221	<.4	<2	115	1	6
MDH-03	77397	88	99	11	32	127	439	0.5	<2	43	2	9
MDH-03	77398	99	105	6	35	55	252	0.9	14	98	<1	16
MDH-03	77399	105	110	5	24	193	536	0.7	9	15	2	11
MDH-03	77400	110	116	6	33	257	488	1.5	4	222	3	7
MDH-03	77401	116	120	4	26	126	232	1.2	11	21	1	9
MDH-03	77402	120	129	9	35	281	422	1.1	12	68	4	8
MDH-03	77403	129	135	6	56	634	957	0.8	7	53	11	8
MDH-03	77404	135	141	6	52	217	299	1.1	3	27	1	15
MDH-03	77405	141	146	5	80	908	1008	1.3	<2	20	9	9
MDH-03	77406	146	154	8	34	192	284	0.8	2	21	1	10
MDH-03	77407	175	178	3	1651	5543	696	9	<2	37	7	7
MDH-03	77408	178	184	6	258	185	164	1.4	6	23	1	13
MDH-03	77409	184	191	7	802	1184	363	3.4	2	261	4	9
MDH-03	77410	191	198.5	7.5	142	308	60	0.8	2	305	<1	5
MDH-03	77412	198.5	206.5	8	60	52	66	<.4	<2	407	<1	4
MDH-03	77413	206.5	214	7.5	50	32	54	0.5	<2	664	<1	4
MDH-03	77414	214	223.5	9.5	348	103	83	1.1	<2	444	<1	5
MDH-03	77415	223.5	232	8.5	141	298	62	1.2	4	342	<1	5
MDH-03	77416	232	237	5	198	342	30	<.4	<2	598	<1	4
MDH-03	77417	237	242	5	190	8	32	0.6	<2	660	<1	4
MDH-03	77418	242	247	5	236	11	30	0.5	<2	558	<1	3
MDH-03	77419	247	251	4	9	468	44	0.6	<2	282	<1	2
MDH-03	77420	251	261	10	9	538	40	<.4	<2	324	<1	2
MDH-03	77421	261	271	10	20	60	37	0.6	<2	210	<1	2

MDH-03	77422	271	281	10	27	102	55	<.4	<2	248	<1	1
MDH-03	77423	281	291	10	6	109	91	<.4	<2	119	1	2
MDH-03	77424	291	301	10	39	144	162	<.4	<2	344	2	2
MDH-03	77425	301	311	10	92	279	92	1.2	15	151	1	3
MDH-03	77426	311	320	9	339	669	305	3.1	70	202	4	5
MDH-03	77427	320	326	6	41	242	102	0.7	<2	55	1	3
MDH-03	77428	326	335	9	12	53	78	<.4	<2	106	<1	3
MDH-03	77429	335	342.5	7.5	27	153	98	<.4	<2	91	<1	2
MDH-03	77430	342.5	349.5	7	32	17	46	0.5	4	222	<1	2
MDH-03	77431	349.5	359.5	10	1	6	27	<.4	<2	278	<1	1
MDH-03	77432	359.5	365.5	6	2	7	20	<.4	<2	221	<1	1
MDH-03	77433	365.5	371.5	6	<1	8	18	<.4	<2	259	<1	1
MDH-03	77434	371.5	380	8.5	150	444	603	<.4	<2	380	12	1
MDH-03	77435	380	387	7	254	1164	1030	<.4	<2	112	20	3
MDH-03	77437	387	394.5	7.5	99	327	399	<.4	<2	232	7	2
MDH-03	77438	394.5	400	5.5	177	594	169	0.7	<2	295	2	3
MDH-03	77439	400	405	5	no sample							
MDH-03	77440	405	410	5	316	859	104	1	<2	457	1	4
MDH-03	77441	410	415	5	48	50	54	<.4	<2	151	<1	3
MDH-03	77442	415	420	5	68	120	119	<.4	<2	382	1	4
MDH-03	77443	420	425	5	48	189	57	<.4	<2	438	<1	4
MDH-03	77444	425	432.2	7.2	342	1603	91	<.4	<2	151	1	4
MDH-03	77445	432.2	441.2	9	56	703	39	<.4	<2	548	<1	2
MDH-03	77446	441.2	450.5	9.3	53	281	59	<.4	<2	995	<1	3
MDH-03	77447	450.5	456	5.5	2	11	53	<.4	<2	732	<1	3
MDH-03	77448	456	461.5	5.5	298	950	60	<.4	<2	230	<1	4
MDH-03	77449	461.5	468	6.5	576	1249	73	1.4	<2	171	<1	3
MDH-03	77450	468	474	6	204	1815	62	<.4	<2	213	<1	5
MDH-03	77451	474	479	5	623	2570	27	5.3	3	785	<1	1
MDH-03	77452	479	484	5	58	20	50	<.4	2	698	<1	3
MDH-03	77454	484	492.2	8.2	56	144	37	<.4	<2	635	<1	2
MDH-03	77455	492.2	502	9.8	159	600	316	<.4	<2	476	5	5
MDH-03	77456	502	510	8	14	63	62	<.4	<2	796	<1	4
MDH-03	77457	510	519	9	31	54	69	<.4	<2	529	<1	4
MDH-03	77458	594.5	602.5	8	<1	14	17	<.4	<2	116	<1	3
MDH-03	77459	602.5	610.5	8	<1	14	31	<.4	<2	186	<1	3
MDH-03	77460	610.5	617	6.5	<1	5	127	<.4	<2	399	1	4

MDH-03	77461	617	627	10	3	8	83	<.4	<2	283	<1	8
MDH-03	77462	627	633	6	248	80	285	1.2	<2	400	1	31
MDH-03	77463	633	641	8	<1	<4	17	<.4	<2	86	<1	7
MDH-03	77464	641	651	10	<1	5	14	<.4	<2	114	<1	4
MDH-03	77465	651	661	10	<1	5	47	<.4	<2	48	<1	11
MDH-03	77466	661	669	8	<1	4	38	<.4	<2	56	<1	8
MDH-03	77467	669	677	8	<1	<4	44	<.4	<2	56	<1	10
MDH-03	77468	677	684	7	<1	4	46	<.4	<2	45	<1	10
MDH-03	77469	836.5	840	3.5	7	6	40	<.4	<2	168	<1	8

Ni	Fe	Mo	Cr	Bi	Sb	V	Sn	W	Sr	Y	La	Mn
ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
<1	0.82	<2	55	<5	<5	13	<2	<2	43	5	11	262
<1	0.82	<2	123	<5	<5	12	<2	<2	91	7	6	328
1	0.91	<2	86	<5	<5	13	<2	<2	83	6	6	346
42	5.98	<2	32	<5	9	55	2	<2	73	20	<2	1278
6	2.04	<2	28	<5	<5	15	<2	<2	50	4	<2	537
6	1.67	<2	45	<5	<5	13	<2	<2	34	4	<2	393
10	1.99	<2	119	<5	<5	13	<2	<2	44	5	<2	606
6	1.36	<2	21	<5	<5	18	<2	<2	49	3	<2	342
6	1.43	<2	14	<5	<5	24	<2	<2	36	4	12	288
5	1.36	<2	24	<5	<5	21	<2	<2	30	5	14	211
6	1.85	<2	212	<5	<5	10	<2	10	18	7	<2	360
9	2.08	<2	150	<5	<5	13	<2	<2	12	11	12	250
26	3.57	<2	98	<5	7	21	<2	2	6	6	10	385
22	2.58	<2	81	<5	<5	18	<2	<2	6	5	4	84
11	2.91	3	90	<5	<5	7	<2	2	50	7	<2	517
17	2.28	<2	37	<5	<5	4	<2	<2	22	9	<2	442
13	2.41	<2	28	<5	<5	5	<2	4	30	8	<2	381
11	2.47	6	21	<5	<5	3	<2	3	37	8	<2	399
11	2.34	<2	88	<5	<5	4	<2	<2	25	8	<2	399
10	3.08	6	5	<5	<5	7	<2	<2	70	12	<2	464
14	2.23	<2	14	<5	<5	5	<2	4	20	7	<2	222
4	1.82	21	75	<5	6	4	<2	<2	27	7	4	398
11	2.43	<2	56	<5	<5	8	<2	<2	25	8	12	356
7	2.31	2	40	<5	<5	5	<2	2	42	9	<2	560
4	1.72	7	66	<5	<5	8	<2	<2	49	8	5	603
6	1.96	<2	121	<5	<5	8	<2	<2	38	8	3	522
8	1.74	2	187	<5	<5	12	<2	<2	43	8	4	588
5	2.31	2	55	<5	<5	11	<2	<2	43	9	10	523
5	1.78	7	79	<5	<5	8	<2	<2	52	8	9	621
3	1.26	<2	28	<5	<5	4	<2	17	64	4	10	545
2	1.33	<2	33	<5	7	5	<2	3	83	4	<2	621
3	1.08	<2	30	<5	<5	5	<2	<2	64	4	6	571
6	1.3	2	236	<5	<5	<2	<2	<2	30	6	<2	519
3	1.29	2	263	7	<5	<2	<2	<2	30	6	<2	495
5	1.25	4	241	<5	<5	4	<2	<2	25	6	<2	415

2	0.94	4	198	<5	<5	2	<2	<2	21	4	2	300
4	1.19	<2	203	<5	<5	3	<2	<2	23	5	<2	435
2	1.14	<2	200	<5	<5	<2	<2	<2	25	4	<2	298
7	1.17	3	344	<5	6	2	<2	<2	16	5	2	236
5	1.6	6	453	<5	32	<2	<2	<2	7	5	<2	404
8	1.35	4	410	<5	<5	<2	<2	<2	4	5	<2	441
6	1.63	3	481	<5	<5	4	<2	<2	20	7	<2	387
1	1.09	<2	46	<5	<5	3	<2	<2	13	7	8	202
1	1.43	<2	35	<5	<5	5	<2	<2	24	8	16	283
1	1.49	<2	30	<5	<5	5	<2	<2	19	7	20	218
<1	1.4	<2	29	<5	<5	5	<2	2	15	6	30	152
1	1.41	<2	30	<5	<5	10	<2	<2	18	10	27	174
<1	1.12	<2	27	<5	<5	5	<2	<2	25	5	20	317
1	1.68	<2	23	5	<5	4	<2	<2	29	6	8	480
<1	1.32	<2	25	<5	<5	4	<2	<2	23	6	32	354
1	1.64	<2	17	<5	<5	4	<2	<2	31	7	27	571
1	2.23	<2	58	<5	7	5	<2	2	54	8	17	889
1	1.66	<2	37	<5	<5	3	<2	2	43	8	24	800
1	2.07	<2	23	<5	<5	4	<2	2	54	8	18	959
2	1.92	<2	70	<5	<5	4	<2	<2	43	7	23	753
<1	1.87	3	73	<5	<5	5	<2	<2	45	6	13	770
<1	1.24	<2	63	<5	<5	6	<2	<2	35	5	26	424
<1	1.44	<2	221	<5	<5	7	<2	<2	82	6	<2	831
<1	1.29	<2	169	<5	<5	6	<2	<2	73	6	6	664
<1	1.72	<2	190	<5	<5	8	<2	<2	48	5	<2	572
<1	1.65	<2	100	<5	<5	6	<2	<2	37	7	4	523
<1	2.36	<2	277	<5	5	5	<2	<2	33	5	13	687
<1	0.93	2	277	<5	8	6	<2	<2	41	4	9	405
<1	1.48	<2	229	<5	<5	9	<2	<2	57	5	6	605
<1	1.03	<2	203	<5	<5	6	<2	<2	49	5	21	364
<1	2.05	<2	309	<5	<5	8	<2	<2	43	6	16	678
<1	1.6	<2	232	<5	<5	14	<2	<2	50	6	22	525
<1	1.69	<2	225	<5	<5	6	<2	<2	55	6	13	758
<1	1.58	<2	104	5	<5	11	<2	<2	24	8	26	629
<1	1.95	<2	83	<5	<5	11	<2	<2	32	8	20	611
<1	1.2	<2	290	<5	<5	2	<2	<2	51	4	<2	1283

13	1.19	<2	313	<5	<5	3	<2	<2	46	5	4	875
19	7.03	<2	11	<5	<5	34	<2	<2	177	16	<2	3239
4	2.97	<2	181	<5	<5	14	<2	<2	28	6	23	492
<1	3.47	<2	128	<5	<5	16	<2	<2	28	6	35	370
15	2.56	<2	242	<5	<5	13	<2	<2	32	4	24	458
6	2.21	<2	316	<5	<5	15	<2	<2	40	3	19	685
14	2.58	<2	164	5	<5	20	<2	<2	31	4	33	484
9	2.5	<2	349	<5	<5	20	<2	<2	17	3	28	857
16	0.95	<2	87	<5	<5	4	<2	<2	37	4	27	433

Mg	Ti	Al	Ca	Na	K	P
%	%	%	%	%	%	ppm
0.17	<.01	1.15	3.49	0.01	0.59	695
0.25	<.01	0.97	3.88	0.02	0.63	675
0.27	<.01	0.9	3.62	0.03	0.6	652
2.84	<.01	1.74	8.4	0.02	0.47	2883
1.69	<.01	0.78	5.55	0.03	0.51	886
1.35	<.01	0.69	3.79	0.02	0.44	787
1.66	<.01	0.55	5.25	0.02	0.37	501
0.51	<.01	0.62	3.09	0.01	0.43	891
0.62	<.01	1.2	2.23	0.01	0.57	889
0.62	<.01	1.07	1.54	0.01	0.57	934
1.08	<.01	0.54	2.99	0.01	0.35	239
0.72	<.01	0.47	1.94	0.01	0.39	301
0.36	<.01	1.25	0.44	0.01	0.55	449
0.28	<.01	1.04	0.44	0.01	0.49	304
2.93	<.01	0.64	6.05	0.02	0.41	123
0.71	<.01	0.77	1.98	0.02	0.54	399
0.94	<.01	0.65	2.54	0.02	0.47	317
1.63	<.01	0.65	3.95	0.02	0.47	229
0.76	<.01	0.73	2	0.01	0.48	254
4.07	<.01	0.58	8.46	0.02	0.42	217
0.67	<.01	0.92	1.44	0.01	0.5	308
0.78	<.01	0.69	2.17	0.01	0.47	381
0.69	<.01	0.88	1.86	0.01	0.53	575
1.04	<.01	0.67	2.94	0.01	0.48	435
0.98	<.01	0.72	2.85	0.01	0.5	576
0.9	<.01	0.66	2.53	0.01	0.51	620
0.84	<.01	0.67	2.46	0.02	0.51	623
1.06	<.01	0.71	2.92	0.02	0.54	644
1.01	<.01	0.79	2.92	0.02	0.52	592
0.79	<.01	0.74	2.62	0.02	0.58	745
0.81	<.01	0.76	3.77	0.02	0.59	782
0.69	<.01	0.7	2.97	0.01	0.54	751
0.95	<.01	0.28	2.83	0.01	0.21	97
0.87	<.01	0.37	2.55	0.01	0.27	152
0.67	<.01	0.5	1.98	0.01	0.34	379

0.46	<.01	0.49	1.33	0.01	0.35	388
0.68	<.01	0.43	1.93	0.01	0.31	154
0.66	<.01	0.42	1.77	0.01	0.32	144
0.55	<.01	0.53	1.76	0.02	0.34	352
0.02	<.01	0.33	1.9	0.01	0.2	306
0.02	<.01	0.28	2.1	0.01	0.19	321
0.47	<.01	0.43	3.42	0.01	0.27	1961
0.27	<.01	0.81	0.89	0.01	0.55	774
0.54	<.01	0.84	1.77	0.01	0.56	1369
0.37	<.01	0.84	1.19	0.01	0.57	860
0.27	<.01	0.82	0.77	0.02	0.55	644
0.28	<.01	0.97	1.09	0.02	0.63	2031
0.45	<.01	0.68	1.22	0.01	0.46	475
0.61	<.01	0.92	1.66	0.02	0.56	962
0.52	<.01	0.81	1.34	0.01	0.5	656
0.75	<.01	0.93	1.86	0.01	0.58	448

1.07	<.01	0.81	2.83	0.02	0.51	618
0.98	<.01	0.82	2.49	0.02	0.53	539
1.19	<.01	0.92	2.96	0.01	0.59	336
0.87	<.01	0.98	1.99	0.02	0.65	352
0.91	<.01	0.68	2.18	0.05	0.45	387
0.55	<.01	0.7	1.37	0.06	0.46	458
1.12	<.01	0.46	2.79	0.05	0.3	802
1.13	<.01	0.57	2.69	0.05	0.38	845
0.86	<.01	0.47	2.38	0.06	0.33	930
0.63	<.01	0.62	1.85	0.05	0.45	1253
0.5	<.01	0.81	1.35	0.06	0.4	744
0.47	<.01	0.5	1.29	0.06	0.32	542
0.95	<.01	0.66	2.48	0.05	0.41	846
0.53	<.01	0.78	1.35	0.06	0.48	643
0.66	<.01	0.9	1.67	0.03	0.47	1205
0.67	<.01	0.93	1.58	0.07	0.53	1006
0.93	<.01	0.69	2.38	0.06	0.39	513
0.7	<.01	0.83	1.48	0.07	0.46	842
0.63	<.01	0.72	1.54	0.04	0.47	1052
1.36	<.01	0.28	2.91	0.05	0.2	83

0.99	<.01	0.4	2.35	0.04	0.24	1085
3.66	<.01	0.35	8.63	0.06	0.21	1990
0.51	0.01	0.62	1.19	0.07	0.36	409
0.32	0.01	0.65	0.74	0.07	0.35	368
0.66	<.01	1.16	0.64	0.07	0.34	398
0.68	<.01	0.91	1.22	0.09	0.24	278
0.61	<.01	1.14	0.52	0.09	0.31	460
0.6	<.01	0.94	0.63	0.13	0.24	331
0.51	<.01	0.97	0.44	0.07	0.36	337

Hole#	Sample#	From	To	Interval	Cu	Pb	Zn	Ag	As	Ba	Cd	Co
					ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
MDH-04	77603	22	23	1	51	46	197	<.4	20	76	<1	24
MDH-04	77604	31	34	3	85	18	24	<.4	9	46	<1	25
MDH-04	77605	43	46	3	98	20	32	<.4	6	89	<1	13
MDH-04	77606	65	71	6	7	12	11	<.4	4	715	<1	12
MDH-04	77607	83	91	8	<1	15	9	<.4	2	408	<1	7
MDH-04	77608	125	131	6	<1	11	7	<.4	<2	345	<1	5
MDH-04	77609	154	158	4	5	11	9	<.4	<2	91	<1	2
MDH-04	77610	170	180	10	5	7	15	<.4	<2	111	<1	1
MDH-04	77611	231	240	9	4	10	38	<.4	6	17	<1	2
MDH-04	77612	305	312	7	4	9	7	<.4	<2	28	<1	2
MDH-04	77613	312	317	5	4	9	6	<.4	<2	53	<1	2
MDH-04	77614	319	324	5	3	9	15	<.4	2	32	<1	2
MDH-04	77615	323.5	334.5	11	10	18	49	<.4	2	289	<1	6
MDH-04	77616	334.5	342	8	2	10	8	<.4	2	79	<1	2
MDH-04	77617	342	347	5	<1	9	8	<.4	<2	106	<1	2
MDH-04	77618	613	617	4	2	19	45	<.4	<2	234	<1	3
MDH-04	77619	617	621	4	7	34	144	<.4	<2	620	<1	3
MDH-04	77620	621	626	5	20	16	65	<.4	<2	314	<1	5
MDH-04	77621	626	633	7	1	22	32	<.4	3	138	<1	4
MDH-04	77622	633	639	6	<1	34	31	<.4	6	1079	<1	3
MDH-04	77623	639	649	10	<1	26	37	<.4	3	395	<1	4
MDH-04	77624	649	656	7	<1	31	192	<.4	<2	67	2	8
MDH-04	77625	656	666	10	<1	26	18	<.4	2	56	<1	5
MDH-04	77626	732	740	8	12	8	21	<.4	3	235	<1	3
MDH-04	77627	740	750	10	71	249	399	<.4	<2	174	<1	52
MDH-04	77628	750	760	10	469	52	159	1.7	3	210	<1	34
MDH-04	77629	760	770	10	<1	12	14	<.4	4	158	<1	6
MDH-04	77630	870	873	3	1	8	11	<.4	3	103	<1	4

Ni	Fe	Mo	Cr	Bi	Sb	V	Sn	W	Sr	Y	La	Mn
ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
14	3.54	<2	85	<5	<5	15	2	<2	6	19	18	920
24	3.01	<2	38	<5	<5	24	3	<2	8	13	40	158
14	3.5	<2	64	<5	5	27	3	<2	5	15	28	338
18	3.22	<2	139	<5	6	21	2	<2	16	11	33	565
14	4.08	<2	148	<5	<5	23	<2	<2	12	10	39	326
9	3.81	<2	100	<5	<5	27	<2	<2	15	12	23	674
6	1.15	<2	235	<5	<5	12	<2	<2	6	8	19	116
7	0.68	<2	349	<5	<5	6	<2	<2	4	2	14	99
6	1.62	<2	240	<5	<5	5	<2	<2	<2	3	17	50
5	1.16	<2	259	<5	<5	7	<2	<2	3	4	25	73
3	1.11	<2	195	<5	<5	8	<2	<2	9	6	30	68
6	1.1	<2	277	<5	<5	8	<2	<2	14	6	33	129
8	1.78	<2	96	<5	<5	29	<2	<2	78	6	14	368
5	1.03	<2	232	<5	<5	8	<2	<2	17	5	25	103
4	1.23	<2	202	<5	<5	10	<2	<2	12	6	29	80
3	1.81	<2	138	<5	<5	21	<2	<2	36	8	27	399
4	1.4	<2	218	<5	<5	14	<2	<2	56	8	17	722
3	1.44	<2	32	<5	5	16	<2	<2	61	5	15	458
4	1.79	<2	116	<5	<5	19	<2	<2	55	7	22	405
3	2.09	<2	62	<5	5	92	<2	<2	79	8	21	704
3	1.8	<2	70	<5	<5	13	<2	<2	42	7	11	517
4	1.93	<2	34	<5	6	14	3	<2	87	6	<2	1141
2	1.71	<2	64	<5	5	11	<2	<2	34	6	20	406
7	0.66	<2	335	<5	<5	14	<2	<2	49	13	3	328
76	9.13	<2	87	<5	9	149	<2	<2	116	23	<2	3580
45	6.09	<2	110	<5	10	71	6	<2	109	17	2	2063
16	2.12	<2	286	<5	<5	10	<2	<2	20	3	19	174
9	1.7	<2	234	<5	<5	21	<2	<2	26	4	36	275

Mg	Ti	Al	Ca	Na	K	P
%	%	%	%	%	%	ppm
0.18	<.01	1.05	2.17	0.03	0.61	359
0.48	<.01	1.92	0.12	0.03	0.72	382
0.86	<.01	2.17	0.47	0.03	0.65	745
0.79	<.01	1.96	0.94	0.03	0.73	524
0.41	0.04	1.41	0.94	0.03	0.82	671
0.63	0.02	1.08	2.11	0.03	0.74	665
0.11	<.01	0.7	0.59	0.03	0.48	280
0.05	<.01	0.31	0.44	0.03	0.25	64
0.02	<.01	0.38	0.04	0.03	0.26	85
0.05	<.01	0.6	0.3	0.03	0.44	101
0.08	<.01	0.79	0.58	0.03	0.52	1041
0.18	<.01	0.69	0.79	0.03	0.47	183
0.5	<.01	1.19	2.16	0.08	0.49	703
0.24	<.01	0.8	0.64	0.03	0.51	227
0.24	<.01	0.85	0.58	0.03	0.53	212
0.55	<.01	1.05	1.25	0.03	0.62	645
0.72	<.01	0.86	1.76	0.03	0.51	718
0.85	<.01	1.08	2.48	0.03	0.58	837
0.66	<.01	0.98	1.37	0.03	0.6	681
0.9	<.01	0.73	1.78	0.03	0.48	691
0.61	<.01	0.78	1.25	0.03	0.49	555
2.33	<.01	0.62	4.66	0.03	0.38	538
0.75	<.01	0.72	1.42	0.03	0.41	492
0.39	<.01	0.76	3.05	0.03	0.4	10470
3.68	0.18	2.86	3.61	0.09	0.3	2690
2.19	0.01	2.02	3.92	0.04	0.38	3000
0.2	0.01	0.44	0.44	0.03	0.25	383
0.23	<.01	0.44	0.49	0.05	0.28	328

Hole#	Sample#	From	To	Interval	Cu	Pb	Zn	Ag	As	Ba	Cd	Co
					ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
MDH-05	77651	0	5	5	10520	2342	1634	69	25	40	1	12
MDH-05	77652	5	10	5	53	41	115	0.8	<2	141	<1	56
MDH-05	77653	10	24	14	555	140	304	4.7	2	87	1	48
MDH-05	77654	24	28	4	31	29	129	<.4	<2	127	<1	48
MDH-05	77655	28	33	5	25	28	116	<.4	2	147	<1	49
MDH-05	77656	33	38.5	5.5	27	31	144	<.4	<2	148	<1	53
MDH-05	77657	38.5	44	5.5	23	30	126	<.4	<2	140	<1	44
MDH-05	77658	44	49	5	27	30	120	0.7	<2	133	<1	47
MDH-05	77659	49	54	5	30	32	132	<.4	<2	139	<1	46
MDH-05	77660	54	57.5	3.5	23	28	121	<.4	<2	110	<1	43
MDH-05	77661	57.5	63	5.5	21	30	84	<.4	<2	94	<1	42
MDH-05	77662	63	68	5	19	26	63	<.4	<2	121	<1	43
MDH-05	77663	68	73	5	26	30	118	<.4	<2	48	<1	45
MDH-05	77664	73.0	75.3	2.3	887	1193	290	30.4	12	23	1	14
MDH-05	77665	75.3	78.5	3.2	371	192	138	4.1	3	70	1	13
MDH-05	77666	78.5	80	1.5	4214	328	123	66	19	41	<1	11
MDH-05	77667	80	81.5	1.5	672	235	158	8.9	16	297	<1	18
MDH-05	77668	81.5	83.5	2	109	285	101	2.1	9	1173	<1	10
MDH-05	77669	83.5	89	5.5	4	40	110	<.4	5	383	<1	13
MDH-05	77670	89	94	5	<1	35	21	0.4	3	1137	<1	5
MDH-05	77671	94	97.5	3.5	<1	27	16	<.4	3	266	<1	13
MDH-05	77672	97.5	99.5	2	<1	38	28	<.4	5	259	<1	5
MDH-05	77673	99.5	102	2.5	<1	27	59	<.4	3	1286	<1	4
MDH-05	77674	122.5	128	5.5	4	38	87	<.4	5	220	<1	5
MDH-05	77675	242.5	243.5	1	437	409	160	3.7	37	819	5	7
MDH-05	77676	243.5	249	5.5	91	18	80	<.4	9	146	<1	3
MDH-05	77677	258	259.5	1.5	2353	115	206	69	381	800	5	4
MDH-05	77678	269.5	272	2.5	363	356	205	14.5	30	25	<1	11
MDH-05	77679	272	274	2	27	44	186	<.4	<2	52	<1	53
MDH-05	77680	274	279	5	18	111	135	<.4	<2	68	<1	47
MDH-05	77681	279	284	5	27	54	216	<.4	<2	83	<1	46
MDH-05	77682	284	289	5	<1	25	166	<.4	<2	<5	<1	40
MDH-05	77683	289	294	5	35	25	84	<.4	2	42	<1	41
MDH-05	77684	294	299	5	31	22	59	<.4	3	59	<1	42
MDH-05	77685	299	304	5	32	101	181	<.4	3	64	<1	43

MDH-05	77686	304	309	5	26	52	145	<.4	6	58	<1	41
MDH-05	77687	309	314	5	27	37	141	<.4	2	62	<1	45
MDH-05	77688	314	319	5	20	21	57	<.4	<2	71	<1	47
MDH-05	77689	319	324	5	21	21	47	<.4	2	59	<1	50
MDH-05	77690	324	329	5	24	27	75	<.4	<2	78	<1	56
MDH-05	77691	329	334	5	24	27	111	<.4	<2	66	<1	59
MDH-05	77692	334	340.5	6.5	28	26	90	<.4	4	72	<1	50
MDH-05	77693	340.5	342.5	2	26	197	481	<.4	8	51	1	51
MDH-05	77694	342.5	346	3.5	21	54	149	<.4	8	95	<1	52
MDH-05	77695	346	357.5	11.5	2	31	53	<.4	7	56	<1	4
MDH-05	77696	357.5	362	4.5	<1	26	92	<.4	5	446	<1	12
MDH-05	77697	362	365	3	<1	21	71	<.4	7	90	<1	24
MDH-05	77698	365	369	4	<1	24	210	<.4	6	193	<1	30
MDH-05	77699	369	374	5	<1	21	20	<.4	5	101	<1	26
MDH-05	77700	374	378.5	4.5	<1	9	12	<.4	<2	21	<1	28
MDH-05	77470	378.5	382.5	4	3	127	60	1.8	3	32	<1	51
MDH-05	77471	382.5	387.5	5	2	110	69	1.2	<2	53	<1	52
MDH-05	77472	387.5	394	6.5	27	73	70	<.4	2	40	<1	50
MDH-05	77473	394	399	5	88	40	62	<.4	2	77	<1	49
MDH-05	77474	399	404	5	56	28	54	<.4	<2	47	<1	44
MDH-05	77475	404	409	5	<1	30	57	<.4	<2	43	<1	46
MDH-05	77476	409	414	5	78	25	61	<.4	<2	35	<1	50
MDH-05	77477	414	419	5	29	28	72	<.4	<2	31	<1	48
MDH-05	77478	419	425.5	6.5	40	27	71	<.4	<2	29	<1	50
MDH-05	77479	425.5	435.5	10	50	25	63	<.4	<2	33	<1	54
MDH-05	77480	435.5	445	9.5	20	30	65	<.4	<2	33	<1	48
MDH-05	77481	445	450	5	62	22	57	<.4	<2	47	<1	48
MDH-05	77482	450	459	9	7	27	65	<.4	<2	31	<1	51
MDH-05	77483	849.5	853.5	4	7	14	47	<.4	2	82	<1	14
MDH-05	77484	853.5	859	5.5	3	16	67	<.4	7	170	<1	15
MDH-05	77485	859	864	5	<1	14	53	<.4	7	107	<1	12
MDH-05	77486	864	891	27	22	14	42	<.4	7	71	<1	11
MDH-05	77487	891	895	4	3	16	34	<.4	8	65	<1	7
MDH-05	77488	895	899	4	3	16	42	<.4	6	214	<1	12
MDH-05	77489	899	903	4	4	12	43	<.4	3	80	<1	13
MDH-05	77490	903	904.5	1.5	<1	15	64	<.4	4	116	<1	16
MDH-05	77491	904.5	909	4.5	1	10	43	<.4	5	175	<1	12

MDH-05	77492	909	912	3	1	13	56	<.4	5	61	<1	14
MDH-05	77493	912	931	19	20	12	50	<.4	2	116	<1	17
MDH-05	77494	931	935	4	25	15	55	<.4	4	120	<1	14
MDH-05	77495	935	938	3	72	17	75	<.4	5	186	<1	15
MDH-05	77496	938	957.5	19.5	8	13	48	<.4	4	64	<1	13
MDH-05	77497	957.5	964	6.5	12	12	49	<.4	2	121	<1	15
MDH-05	77498	964	968	4	7	20	81	<.4	3	294	<1	15
MDH-05	77499	968	973	5	10	15	56	<.4	<2	84	<1	16
MDH-05	77500	973	978.5	5.5	14	13	51	<.4	<2	107	<1	14
MDH-05	77631	978.5	984	5.5	5	13	48	<.4	<2	96	<1	13
MDH-05	77632	984	989	5	8	18	85	<.4	3	971	<1	12
MDH-05	77633	989	994.5	5.5	6	18	52	<.4	6	341	<1	14
MDH-05	77634	994.5	1000	5.5	7	11	51	<.4	11	132	<1	11
MDH-05	77635	1000	1000.5	5.5	1	15	50	<.4	4	87	<1	14
MDH-05	77636	1000.5	1008.5	3	4	16	53	<.4	3	74	<1	14
MDH-05	77637	1008.5	1009.5	1	52	19	56	<.4	8	313	<1	15
MDH-05	77638	1026.5	1028.5	2	<1	41	84	<.4	8	42	<1	8
MDH-05	77639	1036	1039.5	3.5	7	14	43	<.4	3	87	<1	11
MDH-05	77640	1059	1069	10	5	13	64	<.4	3	55	<1	13
MDH-05	77641	1081	1089	8	<1	18	76	<.4	8	188	<1	11
MDH-05	77642	1109	1118	9	1	16	67	<.4	2	253	<1	8
MDH-05	77643	1123	1126	3	<1	16	57	<.4	4	173	<1	11
MDH-05	77644	1126	1132	6	<1	16	106	<.4	4	92	<1	12
MDH-05	77645	1132	1140	8	2	16	79	<.4	<2	216	<1	11
MDH-05	77646	1140	1145	5	6	19	110	<.4	7	461	<1	12
MDH-05	77647	1145	1150	5	3	14	84	<.4	5	73	<1	13
MDH-05	77648	1150	1156	6	<1	12	58	<.4	5	84	<1	13
MDH-05	77649	1156	1163	7	9	15	72	<.4	6	69	<1	12
MDH-05	77650	1163	1168	5	5	16	94	<.4	3	60	<1	15
MDH-05	77701	1427	1429	2	19	21	53	<.4	5	76	<1	8
MDH-05	77702	1429	1433	4	4	13	54	<.4	5	138	<1	8
MDH-05	77703	1433	1438	5	3	21	95	<.4	3	402	<1	10
MDH-05	77704	1438	1441	3	2	15	55	<.4	<2	452	<1	8
MDH-05	77705	1441	1447	6	2	11	51	<.4	3	137	<1	7
MDH-05	77706	1447	1450	3	13	10	44	<.4	4	103	<1	6

Ni	Fe	Mo	Cr	Bi	Sb	V	Sn	W	Sr	Y	La	Mn
ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
18	4.74	7	69	<5	93	30	<2	<2	13	10	8	403
66	9.62	<2	65	<5	11	196	<2	<2	65	39	<2	671
64	9.33	<2	53	<5	13	141	<2	<2	52	33	<2	640
54	9.48	<2	51	<5	9	208	<2	<2	48	34	<2	579
57	9.76	<2	55	<5	11	215	<2	<2	51	35	<2	585
56	9.71	<2	55	<5	11	203	<2	<2	45	37	<2	626
31	10.35	<2	<4	<5	9	176	<2	<2	50	37	<2	402
31	9.88	<2	<4	<5	11	184	<2	<2	45	36	<2	588
28	9.73	<2	<4	<5	8	164	<2	<2	41	37	<2	555
27	9.91	<2	<4	<5	9	157	<2	<2	43	38	<2	852
31	10.27	<2	4	<5	11	181	<2	<2	48	33	<2	698
39	9.76	<2	9	<5	12	186	<2	<2	55	32	<2	905
41	9.78	<2	17	<5	14	169	<2	<2	50	32	<2	1170
13	3.38	3	30	<5	35	9	<2	<2	12	7	35	300
11	3.84	<2	103	<5	11	19	<2	<2	19	10	36	448
11	2.43	<2	307	<5	65	10	<2	<2	8	7	15	328
14	3.72	2	289	<5	38	14	4	<2	19	11	<2	1153
16	2.87	<2	287	<5	13	12	<2	<2	26	6	18	128
15	4.05	<2	133	<5	<5	18	<2	<2	22	11	38	634
11	3.77	<2	114	<5	<5	23	<2	<2	26	10	40	165
12	4.07	<2	85	<5	<5	25	<2	<2	22	11	30	170
9	4.36	<2	69	<5	<5	24	<2	<2	15	8	35	132
11	3.34	<2	109	<5	5	19	<2	<2	43	6	26	249
9	2.68	<2	132	<5	<5	15	<2	<2	14	7	17	153
6	1.81	<2	159	<5	21	5	<2	<2	52	5	19	653
5	1.09	<2	211	<5	6	6	<2	<2	14	4	10	316
4	0.81	<2	168	<5	153	6	<2	<2	11	5	14	184
7	2.95	6	135	<5	104	15	2	<2	49	9	17	1009
39	10.27	<2	15	<5	14	185	<2	<2	61	40	<2	1189
34	8.93	<2	13	<5	11	167	<2	<2	64	37	<2	728
24	10.02	<2	10	<5	12	140	<2	<2	62	38	<2	937
10	7.69	<2	4	<5	5	<2	3	<2	<2	<2	<2	665
21	7.6	<2	4	<5	6	118	<2	<2	69	32	<2	863
28	7.47	<2	6	<5	<5	128	<2	<2	44	30	<2	518
31	7.94	<2	10	<5	7	118	2	<2	87	28	<2	1193

17	8.68	<2	6	<5	8	104	<2	<2	81	31	<2	1184
22	8.5	<2	5	<5	6	118	<2	<2	68	33	<2	805
44	7.83	<2	12	<5	8	155	<2	<2	53	29	<2	684
52	7.97	<2	20	<5	5	186	<2	<2	56	29	<2	711
57	9.13	<2	25	<5	7	196	2	<2	85	31	<2	1104
63	10.02	<2	34	<5	8	194	<2	<2	119	33	<2	1428
46	8.16	<2	21	<5	8	162	<2	<2	78	33	<2	1164
42	9.59	<2	16.	<5	6	125	4	<2	129	33	<2	1647
45	8.24	<2	21	<5	6	179	<2	<2	69	37	<2	978
12	2.52	<2	40	7	<5	32	<2	<2	19	10	<2	266
24	2.79	<2	61	<5	<5	40	<2	<2	88	12	<2	1327
42	2.9	<2	26	<5	5	30	<2	<2	72	12	<2	1188
40	3.1	<2	26	<5	7	28	<2	<2	101	12	<2	1525
69	4.14	<2	37	<5	10	43	2	<2	60	17	<2	1175
64	3.05	<2	43	<5	5	41	<2	<2	31	17	<2	887
94	7.07	<2	106	<5	12	93	5	<2	49	18	<2	1328
97	8	<2	110	<5	15	104	7	<2	41	19	<2	1296
97	8.06	<2	129	<5	13	130	<2	<2	92	18	<2	1223
96	8.45	<2	142	<5	14	118	<2	<2	107	18	<2	981
85	8.51	<2	147	<5	12	120	<2	<2	106	19	<2	909
81	9.11	<2	148	<5	13	145	<2	<2	104	21	<2	668
94	8.22	<2	119	<5	11	126	<2	<2	90	19	<2	955
101	8.73	<2	123	<5	13	115	<2	<2	94	19	<2	1084
109	8.09	<2	134	<5	13	97	<2	<2	89	18	<2	957
105	7.51	<2	142	<5	9	107	<2	<2	73	19	<2	719
104	8.64	<2	124	<5	11	91	<2	<2	82	15	<2	872
103	7.57	<2	131	<5	9	99	<2	<2	52	17	<2	719
94	8.78	<2	131	<5	15	110	<2	<2	95	18	<2	763
29	3.34	<2	464	<5	<5	42	<2	<2	64	10	19	518
28	3.29	<2	315	<5	6	40	<2	<2	31	9	22	636
23	2.48	<2	304	<5	<5	40	<2	<2	33	7	24	638
27	2.85	<2	360	<5	<5	36	<2	<2	19	8	19	487
17	2.82	<2	249	<5	<5	30	<2	<2	28	8	22	341
26	3.28	<2	370	<5	<5	43	<2	<2	35	9	22	488
29	2.48	<2	305	<5	<5	30	<2	<2	36	9	17	500
33	3.1	<2	107	<5	<5	38	<2	<2	18	6	33	355
26	2.59	<2	274	<5	<5	33	<2	<2	25	7	23	453

26	2.76	<2	307	<5	<5	31	<2	<2	27	7	20	586
30	3.57	<2	306	<5	6	34	<2	<2	26	9	13	685
28	3.05	<2	379	<5	5	33	<2	<2	75	11	13	648
29	3.19	<2	281	<5	7	34	<2	<2	67	12	22	803
28	2.85	<2	395	<5	6	42	<2	<2	78	11	6	529
33	3.01	<2	158	<5	6	24	<2	<2	23	14	13	410
30	3.43	<2	348	<5	6	58	<2	<2	88	11	12	650
32	3.47	<2	366	<5	6	60	<2	<2	42	11	7	538
28	2.78	<2	241	<5	<5	41	<2	<2	40	11	2	431
27	2.77	<2	240	<5	5	44	<2	<2	46	10	3	468
25	3.12	<2	174	<5	5	29	<2	<2	105	11	15	916
28	2.7	<2	168	<5	5	29	<2	<2	65	11	15	459
29	1.97	<2	201	<5	<5	22	<2	<2	54	9	11	453
27	2.77	<2	245	<5	<5	41	<2	<2	51	11	12	435
28	3.15	<2	213	<5	<5	42	<2	<2	44	12	12	481
27	2.86	<2	248	<5	7	26	2	<2	70	17	32	568
16	3.04	<2	214	<5	5	36	<2	<2	48	13	47	599
24	2.45	<2	286	<5	5	29	<2	<2	61	10	11	426
26	3.34	<2	254	<5	<5	51	<2	<2	35	11	9	518
23	2.77	<2	185	<5	<5	33	<2	<2	53	8	24	607
12	1.92	<2	125	<5	<5	11	<2	<2	57	11	51	823
17	1.96	<2	76	<5	5	12	<2	<2	53	11	33	839
24	2.86	<2	196	<5	<5	33	<2	<2	45	7	20	864
23	3.01	<2	211	<5	<5	47	<2	<2	55	6	20	724
25	3.2	<2	246	<5	5	40	<2	<2	56	7	17	901
24	3.01	<2	248	<5	<5	46	<2	<2	35	8	20	724
25	3.04	<2	214	<5	<5	47	<2	<2	32	8	18	586
21	2.97	<2	282	<5	<5	40	<2	<2	49	8	14	709
31	3.44	<2	211	<5	6	52	<2	<2	45	10	19	838
10	1.27	<2	54	<5	<5	11	<2	<2	73	5	8	947
10	1.25	<2	119	<5	<5	13	<2	<2	67	3	7	1285
12	1.65	<2	112	<5	<5	13	<2	<2	108	6	2	1852
9	1.53	<2	76	5	<5	16	<2	<2	85	5	5	1555
11	1.25	<2	116	<5	<5	9	<2	<2	53	4	3	888
10	1.21	<2	200	<5	<5	13	<2	<2	48	4	8	678

Mg	Ti	Al	Ca	Na	K	P
%	%	%	%	%	%	ppm
0.15	0.01	0.86	0.18	0.04	0.41	772
1.75	0.24	3.68	2.06	0.12	0.5	5410
1.87	0.25	3.61	1.88	0.1	0.43	5169
1.66	0.22	3.6	2.03	0.13	0.7	5886
1.84	0.22	3.94	2.01	0.09	0.72	6083
1.92	0.3	3.9	2.1	0.12	0.91	5611
1.96	0.31	4.29	1.91	0.06	1	4928
2.08	0.28	4.33	1.87	0.06	1.1	5109
2	0.32	3.68	2.45	0.05	1.25	4937
2.01	0.3	3.79	4.58	0.05	0.96	4687
2	0.19	4.29	4.86	0.04	0.79	4690
1.86	0.17	3.71	5.62	0.04	0.62	4321
2.13	0.16	3.76	6.18	0.03	0.35	4243
0.24	<.01	0.77	0.46	0.03	0.46	432
0.34	0.01	0.85	0.94	0.03	0.53	655
0.17	<.01	0.42	1.15	0.04	0.29	610
0.53	<.01	0.26	5.32	0.03	0.18	487
0.1	<.01	0.55	0.24	0.04	0.38	458
0.45	0.01	0.88	1.15	0.04	0.57	740
0.36	0.03	0.91	0.62	0.03	0.62	623
0.35	0.03	0.93	0.69	0.03	0.66	790
0.25	0.03	0.74	0.45	0.03	0.49	656
0.35	0.01	0.62	0.77	0.03	0.44	539
0.15	0.01	0.57	0.52	0.06	0.44	476
0.56	<.01	0.41	1.76	0.02	0.32	111
0.25	<.01	0.38	0.7	0.03	0.28	178
0.12	<.01	0.5	0.28	0.03	0.39	166
0.81	<.01	0.69	2.61	0.05	0.38	847
2.53	0.31	4.38	6.42	0.06	0.7	5047
2.41	0.35	3.27	3.96	0.16	0.71	5358
2.35	0.3	2.84	3.23	0.12	0.61	5325
0.03	<.01	2.15	0.06	<.01	0.01	5528
1.97	0.1	2.08	3.71	0.08	0.47	4620
1.88	0.11	1.99	2.19	0.1	0.66	4668
2.14	0.07	1.8	3.9	0.07	0.58	4165

2.18	0.09	2.15	3.3	0.07	0.59	5197
2.25	0.11	2.44	2.92	0.09	0.61	5216
2.47	0.1	2.3	2.83	0.09	0.6	4108
2.76	0.11	2.36	2.77	0.1	0.58	4088
3.24	0.11	2.75	3.82	0.06	0.53	4085
3.27	0.13	2.66	3.74	0.09	0.51	4306
2.67	0.15	2.23	3.26	0.12	0.7	4480
2.68	0.09	1.62	4.95	0.09	0.44	4258
2.39	0.19	2.14	2.77	0.1	0.95	4588
0.2	0.01	0.41	1.24	0.02	0.37	1720
0.89	0.02	0.26	5.34	0.03	0.26	1035
1.25	0.01	0.36	4.25	0.02	0.33	1030
1.75	<.01	0.36	4.96	0.02	0.37	989
1.78	0.01	0.82	4.98	0.02	0.32	1042
1.53	0.01	1.1	4	0.02	0.28	1148
3.34	0.04	2.71	5.09	0.04	0.47	980
4.36	0.06	3.51	4.51	0.04	0.33	987
3.92	0.15	4.08	5.11	0.28	0.16	1041
3.29	0.17	4.19	3.01	0.43	0.21	1185
3.04	0.19	4.09	3.28	0.42	0.21	1171
3.73	0.21	4.24	3.29	0.4	0.17	1219
3.81	0.21	4.06	3.08	0.34	0.19	1204
4.26	0.21	4.48	2.41	0.31	0.15	1244
3.95	0.18	4.63	2.04	0.34	0.16	1284
3.25	0.16	3.56	1.76	0.26	0.26	1373
3.48	0.15	3.82	2.33	0.28	0.21	1226
2.92	0.16	3.04	2.39	0.2	0.31	1280
4.04	0.19	4.61	3.34	0.33	0.14	1311
0.66	0.03	1.58	0.71	0.1	0.4	360
0.82	0.01	1.5	0.81	0.09	0.59	402
0.65	0.01	1.34	1.05	0.09	0.76	400
0.58	0.04	1.26	0.43	0.1	0.58	382
0.39	0.01	0.87	0.78	0.07	0.55	281
0.58	0.03	1.33	0.72	0.09	0.59	368
0.68	0.03	1.33	0.7	0.1	0.52	347
0.66	0.04	1.61	0.4	0.05	0.78	564
0.61	0.02	1.26	0.59	0.09	0.56	365

0.71	0.01	1.3	0.96	0.1	0.46	389
0.69	0.03	1.83	1.11	0.08	0.56	381
0.67	0.07	1.87	0.97	0.08	0.48	377
0.93	0.04	1.99	1.22	0.08	0.57	385
0.67	0.11	1.56	0.92	0.1	0.41	337
0.84	0.1	1.8	0.44	0.07	0.78	510
0.97	0.09	1.7	1.44	0.1	0.53	375
0.99	0.14	1.53	0.56	0.12	0.5	384
0.76	0.13	1.44	0.5	0.1	0.61	415
0.83	0.11	1.33	0.63	0.09	0.53	387
0.95	0.01	1.09	2.61	0.05	0.37	356
0.73	0.03	1.25	1.31	0.06	0.46	434
0.67	0.01	0.83	1.09	0.06	0.19	350
0.86	0.09	1.39	0.74	0.1	0.47	381
0.82	0.07	1.33	0.76	0.08	0.38	404
0.88	0.01	1.29	2.09	0.06	0.27	248
0.53	0.04	0.62	1.45	0.07	0.33	342
0.62	0.06	1.12	0.91	0.06	0.33	320
0.79	0.1	1.14	0.68	0.08	0.26	331
0.66	0.05	0.93	1.09	0.07	0.42	348
0.6	<.01	0.96	1.56	0.06	0.57	263
0.7	<.01	1.45	1.89	0.04	0.93	509
0.7	0.02	0.99	1.11	0.07	0.37	338
0.72	0.06	0.97	1.09	0.08	0.42	349
0.71	0.04	1	1.3	0.08	0.4	333
0.75	0.05	1.18	0.77	0.09	0.35	335
0.65	0.07	1.24	0.8	0.08	0.6	364
0.56	0.03	1.08	1.16	0.09	0.34	271
0.96	0.06	1.48	1.12	0.09	0.43	359
0.51	<.01	0.47	1.26	0.04	0.5	371
0.48	<.01	0.3	1.35	0.06	0.29	324
0.73	<.01	0.29	2.14	0.04	0.34	309
0.57	<.01	0.47	1.68	0.03	0.52	470
0.42	<.01	0.43	1.12	0.05	0.43	382
0.32	<.01	0.21	0.96	0.05	0.21	245

Hole#	Sample#	From	To	Interval	Cu	Pb	Zn	Ag	As	Ba	Cd	Co
					ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
MDH-06	77501	6	11	5	286	156	114	<.4	2	96	<1	13
MDH-06	77502	11	16	5	112	37	99	<.4	5	63	2	2
MDH-06	77503	16	19	3	38	41	442	<.4	9	308	1	23
MDH-06	77504	19	24	5	64	17	282	0.4	9	310	<1	18
MDH-06	77505	24	27	3	28	5	64	0.5	2	143	<1	8
MDH-06	77506	27	30	3	24	6	27	<.4	<2	122	<1	5
MDH-06	77507	30	33	3	57	11	50	<.4	3	143	<1	4
MDH-06	77508	33	38	5	36	7	81	<.4	<2	202	<1	7
MDH-06	77509	38	44.5	6.5	25	<4	39	0.4	<2	105	<1	8
MDH-06	77510	44.5	53.5	9	36	<4	41	<.4	<2	101	<1	9
MDH-06	77511	53.5	66	12.5	81	<4	96	1	<2	83	<1	9
MDH-06	77512	66	74	8	35	4	68	1	<2	70	<1	9
MDH-06	77513	74.0	78.0	4	26	15	102	0.9	<2	78	<1	9
MDH-06	77514	78.0	83	5	48	21	248	0.9	<2	394	<1	19
MDH-06	77515	83	88	5	121	11	132	0.7	<2	197	<1	14
MDH-06	77516	88	95	7	288	31	289	0.4	<2	952	<1	26
MDH-06	77517	95	101	6	570	139	713	1.5	<2	996	3	32
MDH-06	77518	101	105	4	945	116	500	1.9	9	909	5	17
MDH-06	77519	105	106.5	1.5	2894	1321	469	3.2	200	52	18	8
MDH-06	77520	106.5	112	5.5	671	185	313	2.8	25	68	5	6
MDH-06	77521	112	118.5	6.5	422	102	392	1.8	3	79	2	5
MDH-06	77522	118.5	122	3.5	459	81	228	1.8	<2	37	1	5
MDH-06	77523	122	125.5	3.5	353	82	242	1.7	<2	42	1	7
MDH-06	77524	125.5	129	3.5	389	68	143	2.2	<2	993	1	3
MDH-06	77525	129	131	2	1038	168	326	4	<2	28	2	4
MDH-06	77526	131	134	3	1247	144	334	3.7	<2	29	3	4
MDH-06	77527	134	138	4	1684	306	903	7	24	55	9	7
MDH-06	77528	138	142	4	1380	256	714	9	27	125	8	8
MDH-06	77529	142	144	2	116	47	220	3.2	<2	44	1	8
MDH-06	77530	144	150	6	200	71	186	2.4	<2	43	2	6
MDH-06	77531	150	152	2	171	66	163	2.8	<2	46	1	6
MDH-06	77532	152	161	9	157	54	167	2.1	<2	41	1	7
MDH-06	77533	161	163	2	1385	163	478	3.3	4	48	3	10
MDH-06	77534	163	168	5	394	57	267	1.8	<2	35	1	9
MDH-06	77535	168	175.5	7.5	77	15	91	2.1	<2	19	<1	7

MDH-06	77536	175.5	178.5	3	110	27	260	2	<2	27	1	11
MDH-06	77537	178.5	182.5	4	84	43	214	1.8	<2	17	1	11
MDH-06	77538	182.5	190	7.5	174	58	293	2.4	<2	33	2	13
MDH-06	77539	190	192	2	268	278	704	2.1	<2	204	7	14
MDH-06	77540	192	194	2	86	48	338	1.4	<2	377	<1	22
MDH-06	77541	194	195	1	44	12	143	0.9	<2	517	<1	8
MDH-06	77542	195	200	5	13	12	13	0.5	<2	492	<1	2
MDH-06	77543	200	205	5	5	11	9	<.4	<2	678	<1	1
MDH-06	77544	205	210	5	8	11	3	<.4	<2	309	<1	2
MDH-06	77545	210	216	6	2	11	3	<.4	<2	285	<1	2
MDH-06	77546	216	219	3	11	11	17	<.4	<2	394	<1	3
MDH-06	77547	219	223	4	1	9	3	0.4	<2	463	<1	1
MDH-06	77548	223	228	5	3	7	.8	<.4	<2	636	<1	2
MDH-06	77549	228	236	8	8	8	23	<.4	3	623	<1	2
MDH-06	77550	236	239	3	8	8	21	<.4	7	590	<1	2
MDH-06	77551	239	245	6	3	9	18	<.4	3	440	<1	3
MDH-06	77552	245	250	5	6	9	23	<.4	4	491	<1	3
MDH-06	77553	250	252	2	9	8	25	<.4	4	652	<1	3
MDH-06	77554	252	257	5	26	19	62	<.4	4	438	<1	5
MDH-06	77555	257	259	2	41	202	473	<.4	5	368	<1	10
MDH-06	77556	259	260.5	1.5	42	1742	2251	1.8	7	160	25	10
MDH-06	77557	260.5	266	5.5	59	558	1424	0.9	6	141	3	20
MDH-06	77558	266	269	3	68	1024	950	1	2	172	<1	28
MDH-06	77559	269	275	6	82	782	1065	0.4	10	277	5	14
MDH-06	77560	275	279	4	115	145	279	<.4	18	91	<1	12
MDH-06	77561	279	284	5	92	24	48	<.4	8	162	<1	22
MDH-06	77562	284	287.5	3.5	194	65	120	<.4	19	61	<1	24
MDH-06	77563	287.5	295	7.5	52	7	8	<.4	9	206	<1	16
MDH-06	77564	295	300	5	<1	16	14	<.4	8	450	<1	7
MDH-06	77565	300	310	10	6	12	<1	<.4	7	171	<1	9
MDH-06	77566	310	316	6	<1	11	<1	<.4	5	798	<1	7
MDH-06	77567	316	324	8	2	8	<1	<.4	4	1166	<1	5
MDH-06	77568	324	331	7	<1	10	<1	<.4	8	387	<1	7
MDH-06	77569	331	340	9	<1	13	<1	<.4	10	373	<1	6
MDH-06	77570	340	354.5	14.5	1	10	<1	<.4	8	151	<1	6
MDH-06	77571	354.5	360	5.5	<1	26	15	<.4	7	96	<1	6
MDH-06	77572	360	364.5	4.5	112	46	100	<.4	12	229	<1	30

MDH-06	77573	364.5	376	11.5	72	26	34	<.4	5	135	<1	13
MDH-06	77574	376	382	6	8	6	6	<.4	5	47	<1	5
MDH-06	77575	382.0	388	6	53	9	16	<.4	2	49	<1	7
MDH-06	77576	388	398	10	95	22	39	<.4	7	28	<1	19
MDH-06	77577	398	408	10	52	33	34	<.4	4	33	<1	6
MDH-06	77578	408	418	10	53	70	42	<.4	5	71	<1	6
MDH-06	77579	429	432	3	123	16	30	<.4	4	130	<1	2
MDH-06	77580	448.5	449.5	1	148	410	194	<.4	9	356	<1	4
MDH-06	77581	457	458.5	1.5	35	79	33	<.4	5	30	<1	1
MDH-06	77582	543	547	4	6	6	4	<.4	3	130	<1	2
MDH-06	77583	579	589	10	7	<4	10	<.4	4	74	<1	2
MDH-06	77584	589	599	10	25	4	11	<.4	8	98	<1	2
MDH-06	77585	599	607	8	133	42	100	<.4	5	217	<1	34
MDH-06	77586	607	614.5	7.5	216	12	37	<.4	18	50	<1	3
MDH-06	77587	614.5	620	5.5	26	14	17	<.4	7	36	<1	1
MDH-06	77588	620	630	10	27	5	12	<.4	7	21	<1	2
MDH-06	77589	630	640	10	51	14	15	<.4	7	31	<1	2
MDH-06	77590	640	650	10	65	40	22	<.4	12	47	<1	2
MDH-06	77591	668	670	2	50	14	21	<.4	6	31	<1	2
MDH-06	77592	680	684	4	<1	20	25	<.4	4	59	<1	4
MDH-06	77593	684	693	9	3	17	13	<.4	3	74	<1	5
MDH-06	77594	693	696	3	12	18	12	<.4	3	138	<1	21
MDH-06	77595	696	703	7	1	17	10	<.4	3	124	<1	25
MDH-06	77596	703	711	8	<1	20	18	<.4	<2	49	<1	39
MDH-06	77597	711	718	7	<1	23	23	<.4	3	74	<1	43
MDH-06	77598	718	729	11	<1	18	28	<.4	2	31	<1	47
MDH-06	77599	738	747	9	3	23	45	<.4	<2	23	<1	49
MDH-06	77600	805	807	2	25	25	86	<.4	5	26	<1	48
MDH-06	77601	831	834	3	45	25	84	<.4	2	40	<1	43
MDH-06	77602	879	886	7	49	25	84	<.4	23	41	<1	46

Ni	Fe	Mo	Cr	Bi	Sb	V	Sn	W	Sr	Y	La	Mn
ppm	%	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
9	1.75	<2	204	5	<5	12	<2	<2	12	6	2	600
3	1.2	<2	43	<5	<5	8	<2	<2	17	12	<2	154
18	5.66	4	15	<5	7	50	2	<2	31	9	<2	1753
16	4.3	2	11	<5	5	48	2	<2	22	9	<2	1280
6	1.69	<2	22	<5	<5	23	<2	<2	16	4	<2	558
4	1.25	<2	18	<5	<5	19	<2	<2	15	4	<2	356
7	1.37	<2	19	<5	<5	20	<2	<2	18	6	5	367
13	1.32	<2	19	<5	<5	23	2	<2	24	6	7	430
14	1.46	<2	32	<5	<5	28	<2	<2	21	7	9	388
15	1.66	<2	35	<5	<5	31	2	<2	21	6	7	413
15	1.77	<2	37	<5	<5	33	<2	<2	20	6	10	412
16	1.75	<2	32	<5	<5	32	<2	<2	32	5	4	401
18	1.82	<2	17	<5	<5	31	<2	<2	30	4	<2	320
17	4.68	<2	19	<5	5	26	2	<2	60	12	<2	1501
9	2.48	<2	38	<5	<5	9	2	<2	26	9	<2	1045
15	4.97	<2	93	<5	5	11	3	<2	51	14	<2	1884
20	6.67	<2	61	<5	8	9	3	<2	50	9	<2	3413
9	3.11	<2	106	<5	10	9	2	<2	29	12	<2	1209
2	2	<2	18	62	155	25	<2	<2	13	13	<2	834
4	1.31	<2	142	<5	43	4	<2	<2	12	8	<2	564
7	1.77	<2	170	<5	<5	9	2	<2	17	10	<2	652
6	1.53	2	303	5	<5	5	<2	<2	12	4	<2	495
9	1.9	<2	258	7	<5	2	<2	<2	20	4	<2	690
5	1.26	2	336	<5	<5	<2	<2	<2	35	3	<2	351
8	1.33	<2	344	<5	8	4	<2	<2	8	3	<2	373
5	1.18	2	362	5	19	4	<2	2	11	3	<2	397
9	2.38	3	208	<5	147	5	2	2	30	5	<2	914
9	2.66	3	214	<5	157	3	<2	<2	41	5	<2	1109
10	2	2	275	<5	<5	3	<2	<2	31	5	<2	940
6	1.25	2	367	<5	<5	2	2	<2	12	4	<2	639
11	1.36	<2	434	<5	<5	3	<2	3	11	3	<2	704
7	1.94	3	303	<5	9	<2	<2	<2	35	4	<2	884
11	2.75	4	188	<5	49	4	<2	2	45	5	<2	1179
10	2.9	2	175	<5	7	4	2	<2	48	5	<2	967
10	1.56	2	316	<5	<5	2	2	<2	21	4	<2	873

11	2.71	2	232	<5	<5	2	2	<2	48	5	<2	1210
11	2.66	<2	217	<5	<5	5	<2	<2	51	5	<2	1331
11	3.02	2	201	<5	5	7	2	<2	58	6	<2	1489
14	4.36	2	55	<5	<5	17	2	<2	72	9	<2	1777
21	5.23	2	13	<5	8	41	2	<2	73	19	<2	2671
8	3.72	3	7	<5	<5	21	3	<2	72	9	<2	1663
1	0.9	<2	28	<5	<5	6	<2	<2	44	5	6	338
<1	0.84	<2	30	<5	<5	7	<2	<2	53	6	15	287
<1	0.8	<2	46	<5	<5	5	<2	<2	34	6	18	307
<1	0.82	<2	52	<5	<5	7	<2	<2	45	7	16	308
1	1.11	<2	49	<5	<5	7	<2	<2	43	7	22	465
<1	0.77	<2	43	<5	<5	5	<2	<2	56	5	19	328
<1	1	<2	65	<5	<5	5	<2	<2	70	7	19	389
<1	1.2	<2	13	<5	5	14	<2	<2	63	7	24	391
<1	1.43	<2	21	<5	5	15	<2	<2	62	7	25	421
<1	1.38	<2	5	<5	5	19	<2	<2	61	7	27	380
<1	1.22	<2	14	<5	<5	12	<2	<2	65	7	26	382
<1	1.27	<2	<4	<5	5	12	<2	<2	59	6	24	408
<1	1.57	<2	<4	<5	5	14	<2	<2	51	4	14	460
5	3.62	<2	<4	<5	18	15	4	<2	75	7	<2	1357
2	2.7	<2	29	<5	16	13	2	<2	109	6	<2	1429
17	5.48	<2	<4	<5	22	37	6	<2	103	14	<2	2956
25	6.5	<2	<4	<5	29	41	8	<2	95	12	<2	3248
8	3.74	3	<4	<5	16	20	4	<2	28	11	<2	1774
15	3.33	<2	12	<5	16	21	<2	<2	8	12	42	595
13	3.66	<2	<4	<5	15	18	2	<2	10	16	46	915
19	3.16	<2	12	<5	14	23	<2	<2	6	14	49	381
11	3.05	<2	25	<5	13	18	<2	<2	11	11	34	526
15	3.24	<2	42	<5	5	18	<2	<2	15	9	31	306
16	3.68	<2	32	<5	8	25	<2	<2	15	10	32	410
13	3.04	<2	49	<5	6	14	<2	<2	24	11	13	543
10	2.08	<2	51	<5	<5	13	<2	<2	34	9	5	565
11	3.38	<2	37	<5	<5	18	<2	<2	13	9	33	247
11	3.85	<2	29	<5	<5	18	<2	<2	12	10	44	184
7	2.62	<2	47	<5	<5	15	<2	<2	8	9	28	304
4	3.53	<2	13	<5	<5	19	<2	<2	7	9	39	210
29	5.73	<2	26	<5	10	88	6	<2	21	20	<2	1178

12	2.15	<2	31	<5	<5	41	<2	<2	12	10	12	547
3	0.61	<2	64	<5	<5	6	<2	<2	5	6	28	169
4	0.65	<2	70	<5	<5	6	<2	<2	6	6	23	290
11	0.67	<2	630	<5	<5	<2	<2	<2	4	4	19	179
10	0.57	<2	680	<5	<5	4	<2	<2	4	3	11	186
7	0.54	<2	610	<5	<5	4	<2	<2	3	2	18	218
9	0.59	<2	594	<5	<5	<2	<2	<2	4	2	12	181
7	0.91	<2	542	<5	<5	9	<2	<2	10	3	8	507
8	0.51	2	565	<5	<5	4	<2	<2	4	4	16	202
7	1.2	<2	437	<5	<5	6	<2	<2	6	3	26	150
7	1.02	<2	464	<5	<5	6	<2	<2	4	3	29	158
7	0.96	<2	527	<5	<5	6	<2	<2	8	5	27	421
35	6.63	<2	95	<5	6	126	<2	<2	54	18	<2	1340
7	0.93	<2	455	<5	<5	6	<2	<2	7	6	19	303
4	2.25	<2	193	<5	<5	7	<2	<2	7	8	33	78
9	0.65	<2	602	<5	<5	5	<2	<2	6	4	13	131
9	0.59	<2	544	<5	<5	4	<2	<2	7	2	14	183
8	0.62	<2	617	<5	<5	9	<2	<2	18	4	7	283
10	1.08	<2	631	<5	<5	8	<2	<2	6	3	<2	189
20	5.16	<2	156	<5	<5	58	<2	<2	9	17	6	233
18	5.98	<2	108	<5	<5	97	<2	<2	23	17	<2	1045
57	6.41	<2	84	<5	7	91	3	<2	25	19	<2	1626
58	5.88	<2	86	<5	9	87	2	<2	29	20	<2	1536
88	6.71	<2	102	<5	10	102	2	<2	26	17	<2	1209
89	6.51	<2	104	<5	13	84	4	<2	28	16	<2	1444
100	6.53	<2	102	<5	12	101	3	<2	24	18	<2	1143
87	6.49	<2	102	<5	12	114	6	<2	45	19	<2	1671
98	9.07	<2	138	<5	14	141	<2	<2	38	18	<2	1098
84	7.15	<2	115	<5	15	121	<2	<2	103	17	<2	658
96	7.14	<2	96	<5	13	128	5	<2	124	19	<2	930

Mg	Ti	Al	Ca	Na	K	P
%	%	%	%	%	%	ppm
0.04	<.01	0.52	2.53	0.04	0.37	622
0.12	<.01	0.62	9.37	0.04	0.46	739
0.28	<.01	0.27	21.05	0.03	0.19	261
0.13	<.01	0.53	14.97	0.03	0.36	685
0.07	<.01	0.6	7.12	0.03	0.48	698
0.06	<.01	0.72	5.25	0.03	0.56	731
0.08	<.01	0.89	1.63	0.03	0.61	880
0.3	<.01	1.07	0.52	0.03	0.52	821
0.53	<.01	1.18	0.79	0.05	0.3	725
0.61	<.01	1.15	0.76	0.07	0.24	750
0.76	<.01	1.17	0.65	0.08	0.24	786
0.78	<.01	1.16	1.74	0.08	0.21	804
0.81	<.01	1.38	1.94	0.04	0.26	856
2.57	<.01	0.8	15.03	0.03	0.36	480
1.33	<.01	0.8	4.9	0.03	0.52	656
2.79	<.01	0.79	8.35	0.03	0.53	708
2.59	<.01	0.72	8.34	0.02	0.3	643
0.82	<.01	0.87	6.92	0.02	0.6	826
0.1	<.01	0.58	6.81	0.02	0.45	452
0.41	<.01	0.49	5.4	0.02	0.39	312
1.19	<.01	0.57	5.4	0.02	0.47	442
0.9	<.01	0.33	2.69	0.02	0.27	163
1.43	<.01	0.28	4.67	0.02	0.24	130
0.69	<.01	0.32	1.85	0.02	0.25	72
0.43	<.01	0.31	2.01	0.03	0.24	70
0.8	<.01	0.26	2.71	0.02	0.2	395
3.33	<.01	0.24	7.6	0.02	0.17	39
4.04	<.01	0.19	9.47	0.02	0.13	27
2.94	<.01	0.24	6.24	0.02	0.17	33
1.01	<.01	0.32	2.46	0.02	0.24	61
0.89	<.01	0.25	2.57	0.02	0.2	60
1.93	<.01	0.24	5.64	0.03	0.18	87
3.79	<.01	0.23	9.1	0.03	0.16	186
4.2	<.01	0.21	9.58	0.02	0.15	36
1.57	<.01	0.27	3.64	0.03	0.22	50

3.73	<.01	0.19	8.53	0.03	0.13	32
3.92	<.01	0.22	8.26	0.04	0.17	16
3.97	<.01	0.19	8.41	0.05	0.15	40
5.37	<.01	0.45	11.22	0.03	0.32	559
4.19	<.01	0.74	11.98	0.03	0.5	2250
2.8	<.01	0.73	9.75	0.03	0.42	882
0.29	<.01	0.61	2.71	0.04	0.5	709
0.17	<.01	0.62	2.54	0.04	0.49	681
0.24	<.01	0.67	2.16	0.05	0.53	704
0.14	<.01	0.58	1.91	0.08	0.46	669
0.2	<.01	0.76	2.26	0.1	0.57	811
0.24	<.01	0.64	1.87	0.06	0.52	660
0.33	<.01	0.68	2.4	0.07	0.58	744
0.34	<.01	0.61	2.26	0.06	0.45	715
0.36	<.01	0.6	2.23	0.07	0.4	743
0.37	<.01	0.53	1.99	0.07	0.4	722
0.38	<.01	0.5	2.24	0.06	0.41	697
0.44	<.01	0.54	2.38	0.06	0.43	709
0.61	<.01	0.63	2.61	0.05	0.38	777
3.61	<.01	0.61	8.51	0.03	0.31	674
3.29	<.01	0.23	9.32	0.03	0.16	159
4.53	<.01	0.46	12.97	0.03	0.38	1568
4.99	<.01	0.4	15.26	0.02	0.34	1428
1.88	<.01	0.86	7.44	0.04	0.37	490
1.06	<.01	1.85	1.34	0.04	0.39	529
0.8	<.01	1.79	1.41	0.03	0.64	615
0.86	<.01	1.88	0.58	0.03	0.63	536
0.54	0.01	1.28	1.67	0.04	0.59	640
0.53	0.03	1.12	1.19	0.05	0.45	585
0.78	0.04	1.22	1.74	0.02	0.51	650
0.78	0.02	1	2.34	0.03	0.32	550
0.45	0.01	0.61	2.95	0.03	0.25	484
0.33	0.04	0.74	1.35	0.03	0.41	690
0.29	0.04	0.83	0.55	0.03	0.51	701
0.15	0.02	0.62	1.11	0.03	0.4	654
0.11	0.02	0.69	0.57	0.03	0.5	741
0.86	<.01	1.61	6.16	0.03	0.32	669

0.47	0.01	0.95	2.39	0.03	0.31	427
0.1	<.01	0.43	0.45	0.04	0.31	373
0.04	<.01	0.38	0.84	0.04	0.29	292
0.01	<.01	0.24	0.64	0.03	0.22	81
0.01	<.01	0.2	0.79	0.02	0.2	56
0.01	<.01	0.24	0.71	0.03	0.22	85
<.01	<.01	0.19	0.95	0.02	0.21	47
0.13	<.01	0.21	2.65	0.02	0.21	49
0.01	<.01	0.24	1.52	0.03	0.24	50
0.09	<.01	0.45	0.59	0.04	0.34	132
0.09	<.01	0.43	0.76	0.02	0.33	147
0.13	<.01	0.33	1.62	0.02	0.27	170
1.49	0.14	1.75	3.18	0.1	0.45	652
0.19	<.01	0.49	1.56	0.03	0.36	768
0.11	<.01	0.77	1.38	0.03	0.5	383
0.06	<.01	0.27	2.38	0.02	0.2	233
0.03	<.01	0.2	2.76	0.03	0.19	324
0.02	<.01	0.24	2.82	0.03	0.19	1207
0.02	<.01	0.2	2.82	0.03	0.18	279
0.22	0.02	0.87	1.47	0.03	0.57	1317
0.22	0.05	0.73	4.97	0.04	0.54	1217
1.02	0.04	1.05	7.39	0.04	0.58	1098
1.25	0.04	1.46	7.25	0.04	0.62	1161
2.31	0.06	2.21	5.94	0.04	0.41	1063
3.29	0.04	2.57	6.54	0.03	0.28	902
3.73	0.04	2.99	4.71	0.03	0.21	1038
4.54	0.04	3.22	6.55	0.03	0.06	1022
4.36	0.12	3.03	1.67	0.07	0.13	1247
3.14	0.25	3.82	3.34	0.29	0.17	1213
3.69	0.04	3.82	2.06	0.04	0.12	1262

CERTIFICATION OF QUALIFICATION

I, KURT T. KATSURA, of P.O. Box 51346, Eugene, Oregon DO HEREBY CERTIFY THAT:

1. I am a registered Professional Geologist in the State of Oregon RG # 1221 and hold the designation of Consulting Geologist.

2. I hold degrees of Geology and I hold the degree of Bachelor of Science (1981) and a Master of Science (1988), both from the University of Oregon.

3. I have been practicing my profession since 1982 (25 years).

4. I was retained by General Minerals Corporation ("GMC") to collect data and write a report on the Monitor Property, Pinal County, in the state of Arizona. I have visited the Property on January 4-5, 2007 and have reviewed previous geological data, geochemical results, and technical reports on the subject property.

5. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of GMC and I do not beneficially own, either direct or indirect, any securities of GMC. I am independent of GMC.

6. I have read the National Instrument 43-101 and Form 43-101F1. This report has been written in compliance with the National Instrument 43-101 and Form 43-101F1.

7. I am responsible for all sections of this report.

8. This report is based on a review of data, observations made, and samples taken during my site visits to the Monitor Property.

9. I am not aware of any material fact of material change with respect to the subject matter of this report.

10. I am responsible for all sections of this report

11. This report is based on a review of data, observations made, and samples taken during my visits to the Monitor Property.

12. As of the date of this Certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Eugene, Oregon
March 21, 2007

Kurt T. Katsura RG
Consulting Geologist

DATE AND SIGNATURE PAGE

The effective date of this report is March 21, 2007.


REGISTERED PROFESSIONAL
OREGON
KURT T. KATSURA
G1221
GEOLOGIST

Seal:

Kurt T. Katsura Oregon RG # 1221

12g3-2(b): 82-34810

REPORT ON
GOLD LAKE PROPERTY
GRANT COUNTY, NEW MEXICO

Prepared for General Minerals Corporation

George F. Klemmick, Certified Professional Geologist #10937

March 21, 2007

TABLE OF CONTENTS

1.0 SUMMARY

The Gold Lake copper-molybdenum-gold property is located in Grant County, New Mexico near the small village of White Signal. The Property is approximately 15 miles (24 kilometres ("km")) south-southwest of the town of Silver City (Figure 1) and is located in the White Signal mining district. Gold Lake is also approximately 6 miles (9.5 km) south-southeast of the Tyrone porphyry copper deposit and 14 miles (22.5 km) west-southwest of the Chino and Santa Rita porphyry copper deposits. General Minerals Corporation ("GMC") has identified a porphyry copper-molybdenum-gold target at Gold Lake which is expressed through surface geology and geochemistry, by strong porphyry copper and/or molybdenum-style alteration and by a large Self-Potential ("SP") geophysical anomaly.

A total of 228 lode mining claims covering 3,926 acres (1,589 hectares ("ha")) have been located by GMC on Bureau of Land Management ("BLM") Stock Raising Homestead Lands. These claims are located in Sections 18, 19, 20, 29 and 30, T20S, R14W, NMPM and Sections 13, 14, 23, 24, 25, 26 and 27, T20S, R15W, NMPM (Figure 2). GMC has entered into surface use agreements with local ranchers, which will allow for access and exploration of the lands under claim.

Gold Lake is situated in the southeastern portion of the Big Burro Mountains, which are a block-faulted remnant of an east-west trending structural high known as the Burro Uplift (Gillerman, 1967). It has been noted that all known copper-mineralized, Laramide-age porphyries in southwestern New Mexico are located around the margins of the Burro Uplift (Gillerman, 1970).

The Big Burro Mountains are composed primarily of Precambrian granite of the Burro Mountain batholith, which has been intruded by numerous Precambrian diabase dikes, by the Tyrone quartz monzonite stock of early Tertiary age and by early Tertiary rhyolite dikes and plugs. GMC has possibly identified quartz monzonite intrusive bodies within the Gold Lake project area. These quartz monzonite bodies intrude a large Tertiary rhyolite plug on the Property suggesting a possible Tyrone age-equivalent intrusive event. It is believed that this is the first time that the Gold Lake quartz monzonite has been recognized as such. The Tyrone porphyry copper deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.) (March, 2004). The Santa Rita porphyry copper deposit is also associated with a quartz monzonite intrusive of early Tertiary age (dated 53 +/- 1.3 m.y.) (Mach, 2004). It is not unreasonable to assume that the Gold Lake quartz monzonite may be of similar age, although no age dates of this material are available.

A portion of the Property was explored by the Cotter Corporation in the early 1980's (Baumann, 1979). They completed 6 holes within the Gold Lake project area which were located approximately 1 to 1.5 miles (1.6 to 2.4 km) from the GMC target areas. The Cotter report described the 6 holes as follows:

> "All of these holes indicate the general nature of what could be described as a pyritic shell or halo surrounding the inferred porphyry system. Cuttings and core show numerous limonitic–pyritic fractures and disseminated zones – many with associated copper carbonates and chalcopyrite. Silver, lead, and zinc are also present in anomalous amounts. Alteration could generally be described as argillic to phyllic."


Shiprock
Farmington
Raton
Clayton
Maxwell
Taos
Santa Fe
Gallup
Las Vegas
Grants
40
Albuquerque
Santa Rosa
NEW MEXICO
Clovis
25
Roswell
Silver City
Artesia
Alamogordo
GOLD LAKE
Lordsburg
Carlsbad
10
Deming
Las Cruces
El Paso
N
0
50
100
Miles
Gold Lake Project
Location Map
FIGURE 1

Figure 1: Location Map

GMC has collected 156 rock chip samples, 247 silt samples and 155 soil samples in an effort to characterize the mineralization and develop targets at Gold Lake. The combination of geochemical sampling, geologic and alteration mapping and SP geophysical surveying have identified what appears to be an upper-level expression of a porphyry copper and/or molybdenum system with associated gold.

Rock chip, silt and soil geochemistry has aided in identifying two primary areas of interest. Both are located in areas where quartz monzonite has been mapped and both areas show enriched geochemical signatures in copper, molybdenum, gold, silver, bismuth and locally uranium. Numerous, but small, historic workings and prospect pits are located within these primary areas of interest, mostly exploiting and prospecting for copper and gold.

Geochemically copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5% with 30 samples having values greater than 1,000 parts per million ("ppm"). Molybdenum values ranged up to 0.17% with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm with 9 samples having values greater than 30 ppm. Gold values ranged up to 29 ppm with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm with 20 samples having values greater than 20 ppm.

GMC has completed a SP geophysical survey over the Gold Lake property. The survey was designed to detect areas of possible sulfide mineral concentration within the GMC land position. The survey has detected two primary anomalies. The survey identified a large and strong 7,500 x 4,500 foot (2,300 x 1,380 metres) anomaly which has two lobes, the larger of which is in close proximity to a high-priority geochemical anomaly and the smaller lobe is located slightly west of and overlaps a portion of a second high-priority geochemical anomaly. The SP geophysical response suggests that a large sulfide body may exist at depth within the Gold Lake project area.

Seemingly positive results from geologic and alteration mapping, geophysical surveying and geochemical sampling support the concept that Gold Lake may represent an upper-level expression of a porphyry copper-molybdenum-gold system associated with Laramide-age quartz monzonite intrusives.

2.0 INTRODUCTION AND TERMS OF REFERENCE

2.1 Terms of Reference

George F. Klemmick, Certified Professional Geologist ("CPG"), a Qualified Person defined under National Instrument 43-101, was retained by GMC to prepare a Technical Report on the Gold Lake property (the "Property") located in Grant County, New Mexico, United States. GMC believes that the success of its exploration program in 2005 and 2006 on the Property has resulted in material changes that warrant the preparation of a Technical Report meeting the requirements of National Instrument 43-101. GMC has engaged the writer, George F. Klemmick, CPG, to undertake an independent, technical review of the Property. This Technical Report is based on observations made and samples taken during my visit to the Gold Lake property from October 14, 2005 through October 28, 2005. Geologic and land status maps, assay certificates from geochemical sampling, and geophysical results were supplied by GMC. I have also made use of information from other sources generated by other geoscientists and have listed the sources in the report as references.

2.2 Purpose of Report

The purpose of this review is to provide GMC and its investors with a summary of the Property, including an independent opinion as to the technical merits of the project and the appropriate manner of conducting continuing exploration. It is intended that this report may be submitted to those Canadian stock exchanges and regulatory agencies that may require it. It is further intended that GMC may use the report for any lawful purpose to which it is suited.

2.3 Sources of Information

The technical information was generated by GMC during the summer and fall of 2005 and 2006. Geologic maps, results from geochemical sampling, and geophysical results were supplied by GMC. I verified interpretations and results in the field during a visit to the Property.

2.4 Reliance on Other Experts

I, George F. Klemmick, CPG, have visited the Property, collected samples and verified geologic interpretations. Geologic and land status maps, assay certificates from geochemical sampling, and geophysical results were supplied by GMC and have been reviewed for accuracy and completeness.

3.0 PROPERTY LOCATION AND DESCRIPTION

3.1 Property Location

The Gold Lake copper-molybdenum-gold property is located in Grant County, New Mexico near the small village of White Signal. The Property is approximately 15 miles (24 km) south-southwest of the town of Silver City (Figure 1). The Property is readily accessible from Silver City or Lordsburg, New Mexico via Highway 90, then on improved gravel roads. GMC federal lode claims cover areas located in Sections 18, 19, 20, 29 and 30, T20S, R14W, NMPM and Sections 13, 14, 23, 24, 25, 26 and 27, T20S, R15W, NMPM (Figure 2). In addition, GMC has entered into a Right to Explore Agreement with an exclusive Option to Purchase on 9 patented mining claims located in Section 25 and 26, T20S, R15W, NMPM.

3.2 Property Description

A total of 228 federal lode claims covering 3,926 acres (1,589 ha) have been located by GMC on BLM Stock Raising Homestead Lands. The Property has not been legally surveyed by GMC. The claims were located with the use of a global positioning system ("GPS") and tied to section corners and quarter-section corners located in the field. Current federal lode claim information is tabulated below:

NMMC Number	Claim Name
NMMC 173287	WS 1
NMMC 173288	WS 2
NMMC 173289	WS 3
NMMC 173290	WS 4
NMMC 173291	WS 5

NMMC Number	Claim Name
NMMC 173292	WS 6
NMMC 173293	WS 7
NMMC 173294	WS 8
NMMC 173295	WS 9
NMMC 173296	WS 10
NMMC 173297	WS 11
NMMC 173298	WS 12
NMMC 173299	WS 13
NMMC 173300	WS 14
NMMC 173301	WS 15
NMMC 173302	WS 16
NMMC 173303	WS 17
NMMC 173304	WS 18
NMMC 173305	WS 19
NMMC 173306	WS 20
NMMC 173307	WS 21
NMMC 173308	WS 22
NMMC 173309	WS 23
NMMC 173310	WS 24
NMMC 173311	WS 25

NMMC Number	Claim Name
NMMC 173312	WS 26
NMMC 173313	WS 27
NMMC 173314	WS 28
NMMC 173315	WS 29
NMMC 173316	WS 30
NMMC 173317	WS 31
NMMC 173318	WS 32
NMMC 173319	WS 33
NMMC 173320	WS 34
NMMC 173321	WS 35
NMMC 173322	WS 36
NMMC 173323	WS 37
NMMC 173324	WS 38
NMMC 173325	WS 39
NMMC 173326	WS 40
NMMC 173327	WS 41
NMMC 173328	WS 42
NMMC 173329	WS 43
NMMC 173330	WS 44
NMMC 173331	WS 45

NMMC Number	Claim Name
NMMC 173332	WS 46
NMMC 173333	WS 47
NMMC 173334	WS 48
NMMC 173335	WS 49
NMMC 173336	WS 50
NMMC 173337	WS 51
NMMC 173338	WS 52
NMMC 173339	WS 53
NMMC 173340	WS 54
NMMC 173341	WS 55
NMMC 173342	WS 56
NMMC 173343	WS 57
NMMC 173344	WS 58
NMMC 173345	WS 59
NMMC 173346	WS 60
NMMC 173347	WS 61
NMMC 173348	WS 62
NMMC 173349	WS 63
NMMC 173350	WS 64
NMMC 173351	WS 65

NMMC Number	Claim Name
NMMC 173352	WS 66
NMMC 173353	WS 67
NMMC 173354	WS 68
NMMC 173355	WS 69
NMMC 173356	WS 70
NMMC 173357	WS 71
NMMC 173358	WS 72
NMMC 173359	WS 73
NMMC 173360	WS 74
NMMC 173361	WS 75
NMMC 173362	WS 76
NMMC 173363	WS 77
NMMC 173364	WS 78
NMMC 173365	WS 79
NMMC 173366	WS 80
NMMC 173367	WS 81
NMMC 173368	WS 82
NMMC 173369	WS 83
NMMC 173370	WS 84
NMMC 173371	WS 85

NMMC Number	Claim Name
NMMC 173372	WS 86
NMMC 173373	WS 87
NMMC 173374	WS 88
NMMC 173375	WS 89
NMMC 173376	WS 90
NMMC 173377	WS 91
NMMC 173378	WS 92
NMMC 173379	WS 93
NMMC 173380	WS 94
NMMC 173381	WS 95
NMMC 173382	WS 96
NMMC 173383	WS 97
NMMC 173384	WS 98
NMMC 173385	WS 99
NMMC 173386	WS 100
NMMC 173387	WS 101
NMMC 173388	WS 102
NMMC 173389	WS 103
NMMC 173390	WS 104
NMMC 173391	WS 105

NMMC Number	Claim Name
NMMC 173392	WS 106
NMMC 173393	WS 107
NMMC 173394	WS 108
NMMC 173395	WS 109
NMMC 173396	WS 110
NMMC 173397	WS 111
NMMC 173398	WS 112
NMMC 173399	WS 113
NMMC 173400	WS 114
NMMC 173401	WS 115
NMMC 173402	WS 116
NMMC 173403	WS 117
NMMC 173404	WS 118
NMMC 173405	WS 119
NMMC 173406	WS 120
NMMC 173407	WS 121
NMMC 173408	WS 123
NMMC 173409	WS 124
NMMC 173568	TS 1
NMMC 173569	TS 2

NMMC Number	Claim Name
NMMC 173570	TS 3
NMMC 173571	TS 4
NMMC 173572	TS 5
NMMC 173573	TS 6
NMMC 173574	TS 7
NMMC 173575	TS 8
NMMC 173576	TS 9
NMMC 173577	TS 10
NMMC 173578	TS 11
NMMC 173579	TS 12
NMMC 173580	TS 13
NMMC 173581	TS 14
NMMC 173582	TS 15
NMMC 173583	TS 16
NMMC 173584	TS 17
NMMC 173585	TS 18
NMMC 173586	TS 19
NMMC 173587	TS 20
NMMC 173588	TS 21
NMMC 173589	TS 22

NMMC Number	Claim Name
NMMC 173590	TS 23
NMMC 173591	TS 24
NMMC 173592	TS 25
NMMC 173593	TS 26
NMMC 173594	TS 27
NMMC 173595	TS 28
NMMC 173596	TS 29
NMMC 173597	TS 30
NMMC 173598	TS 31
NMMC 173599	TS 32
NMMC 173600	TS 33
NMMC 173601	TS 34
NMMC 173602	TS 35
NMMC 173603	TS 36
NMMC 173604	TS 37
NMMC 173605	TS 38
NMMC 173606	TS 39
NMMC 173607	TS 40
NMMC 173608	TS 41
NMMC 173609	TS 42

NMMC Number	Claim Name
NMMC 174227	GL 1
NMMC 174228	GL 2
NMMC 174229	GL 3
NMMC 174230	GL 4
NMMC 174231	GL 5
NMMC 174232	GL 6
NMMC 174233	GL 7
NMMC 174234	GL 8
NMMC 174235	GL 9
NMMC 174236	GL 11
NMMC 174237	GL 12
NMMC 174238	GL 13
NMMC 174239	GL 14
NMMC 174240	GL 15
NMMC 174241	GL 16
NMMC 174242	GL 17
NMMC 174243	GL 18
NMMC 174244	GL 19
NMMC 174245	GL 20
NMMC 174246	GL 21

NMMC Number	Claim Name
NMMC 174247	GL 22
NMMC 174248	GL 23
NMMC 174249	GL 24
NMMC 174250	GL 25
NMMC 174251	GL 26
NMMC 174252	GL 27
NMMC 174253	GL 28
NMMC 174254	GL 29
NMMC 174255	GL 30
NMMC 174256	GL 31
NMMC 174257	GL 32
NMMC 174258	GL 33
NMMC 174259	GL 34
NMMC 174260	GL 35
NMMC 174261	GL 36
NMMC 174262	GL 37
NMMC 174263	GL 38
NMMC 174264	GL 39
NMMC 174265	GL 40
NMMC 174266	GL 41

NMMC Number	Claim Name
NMMC 174267	GL 42
NMMC 174268	GL 43
NMMC 174269	GL 44
NMMC 174270	GL 45
NMMC 174271	GL 46
NMMC 174272	GL 47
NMMC 174273	GL 48
NMMC 174274	GL 49
NMMC 174275	GL 50
NMMC 174276	GL 51
NMMC 174277	GL 52
NMMC 174278	GL 53
NMMC 174279	GL 54
NMMC 174280	GL 55
NMMC 174281	GL 56
NMMC 174282	GL 57
NMMC 174283	GL 58
NMMC 174284	GL 59
NMMC 174285	GL 60
NMMC 174286	GL 61

NMMC Number	Claim Name
NMMC 174287	GL 62
NMMC 174288	GL 63
NMMC 174289	GL 64

On May 1, 2006, GMC entered into a three-year Right of Exploration Agreement with exclusive Option to Purchase covering 9 patented claims with Mr. David Tulloch. Annual payments are US$3,000 (1st year), US$6,000 (2nd year) and US$10,000 (3rd year). These claims are located in Sections 25 and 26, T20S, R15W and listed below:

Claim name	Mineral Survey number
Iron Sides	MS 1626
Valley	MS 1626
Bell	MS 1626
Rabbit	MS 1626
Talcacite	MS 1626
Eagle	MS 1626
Dagger Point	MS 1626
Dutchman	MS 1626
Mexico	MS 1626

GMC has entered into surface use agreements with local ranchers, which will allow for access and exploration of the lands under claim. The surface use agreements also provide the right to explore all lands where GMC controls the mineral rights through the location of federal lode claims. These agreements were executed with the McCauley and AT Cross ranches and have three-year terms. Annual payments are US$3,600 and US$7,500 respectively. By completing surface use agreements with the landowners, GMC will be able to conduct all exploration work without having to file a Plan of Operations with the BLM.

The 228 unpatented federal lode claims controlled by GMC at the Gold Lake Property will have an annual holding fee of US$125 per claim per year for a total cost of US$28,500 per year to maintain the claims. Holding fees must be paid by September 1 each year to maintain the claims in good standing. None of the GMC lands are subject to any royalty obligations.

The vein and structural deposits within the district were mined to shallow depths, with the deepest workings being 300 feet (91 meters) and the majority less than 100 feet (30 meters) deep. Production was predominantly copper, silver, gold, uranium and radium, although minor amounts of fluorite, lead, bismuth, turquoise, molybdenum and garnet have been produced (Gillerman, 1967, Gillerman, 1964). Several of these historic workings are located within the GMC claim block, the most extensive of which are situated within the primary targets areas developed by GMC during the initial exploration work. Located just south and east of Saddle Mountain is a mineralized structure extending for approximately 300 meters in an east-west direction. Historic mining for copper was carried out over widths of up to 5 meters and to depths in excess of 40 meters (flooded workings prevent determining the total depth of mining). Just west of this occurrence is the historic Chapman turquoise mine which was mined for turquoise and copper in the late 1800's. There is a shaft located on a northeast-striking, 1 meter wide vein which exposed the copper mineralization. An adit was driven below the shaft which cut several subparallel veins up to 1 meter in width. Within the northern target area, just to the north of Saddle Mountain, there are a number of historic workings which were exploited for gold in the 1890's. These include veins and structures with northeast orientations which have been mined to depths of 10 meters and over widths of 2 meters.

The initial investigation of the Gold Lake property has identified target areas for follow-up exploration. All activities have been surface investigations with the exception of the geophysical work and thus no mineral resources or reserves have been identified. In order to define a reserve or resource, drilling will be required.

During the time spent on the Property for the purpose of this investigation, there were no obvious environmental liabilities identified. No tailings ponds or waste piles were noted. There are several old adits and shafts which may pose a safety liability issue and it is recommended that these features be fenced and clearly marked as safety hazards.

Continued exploration work on the Property in the form of geologic mapping, geochemical sampling, geophysical surveying, road maintenance, trenching or drilling will require no permitting from the BLM since surface use agreements were executed with local surface owners and ranchers. State of New Mexico permits will be required. If the surface use agreements were to be terminated or not renewed after the three-year term, a Plan of Operations would need to be filed with the BLM for all exploration activities.



Figure 2: Land Map

4.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 Access

Access to the Gold Lake property is gained by traveling south from Silver City on Highway 90 to the village of White Signal. Final access to the Property is east from White Signal on Whitewater Road or Separ Road, which are improved gravel roads.

4.2 Climate

Temperatures range from a low of 24°F (-4.5°C) in January to a high of 85°F (29.4°C) in July. There is plenty of sun and few very hot or very cold days. Spring is usually dry and may be windy. Wildflowers and other desert plants may bloom, depending upon winter moisture. Beginning sometime in July the seasonal monsoon rains start. Average annual rainfall is 14.9 inches (37.8 centimetre ("cm")) per year and the average temperature is 54°F (12.2°C). The average low temperature in January is 37°F (2.7°C). The average high temperature in July is 73°F (22.7°C). Snow occasionally falls in winter.

4.3 Local Resources

Grant County, New Mexico is largely rural, with a population of 30,000. Silver City has a third of the population. Mining has been an occupation in this area since well before 20th century. The Gold Lake property is easily accessible from Silver City, which is capable of supplying most of the labor, equipment or service requirements for conducting exploration or mine-related activities. Silver City and the surrounding area currently support large, open-pit copper mining operations at Tyrone, Santa Rita and Chino.

4.4 Infrastructure

Currently there is little infrastructure at Gold Lake. However, improved gravel roads and power lines do cross the Property and some services are located just a few miles away.

Much of the surface ownership at Gold Lake is privately-held while the mineral rights are under federal ownership. Most of the claims located by GMC are on BLM Stock Raising Homestead Lands that allow for the location of federal lode claims and the subsequent development of those claims through a Plan of Operations with the BLM or a surface use agreement with the surface land owner.

The Gold Lake property has sufficient area and the topography is such that the Property could be developed by typical open-pit or underground mining methods. It should be noted that this is an exploration property in the early stages of investigation and no detailed studies have been conducted for a mine plan and layout, which would include the location of storage, waste disposal and processing areas.

4.5 Physiography

Elevations in the central part of Grant County, including Gold Lake, range from 5,000 to just over 6,000 feet (1,524 meters to just over 1,829 meters). The Continental Divide is located just west of the Property. This is a high desert environment and a region of greasewood flatlands, yucca patches and carpets of creosote brush and grasses. There are cacti of many varieties.

5.0 HISTORY

The White Signal mining district was discovered in the 1870's or 1880's and mostly shallow, supergene-enriched gold, silver and copper vein deposits were exploited until the late 1920's (Gillerman, 1967). In 1920 tobernite was discovered on the dump of the Merry Widow mine. Uranium and radium minerals were soon found on the dumps of several other mines in the district and were used in the production of radioactive face paint, mineral water and luminous paint. Uranium was again sought in the late 1940's to late 1950's as part of various government procurement projects. The district has remained relatively dormant in terms of production since this time.

Portions of the Property controlled by GMC have had lode claims located on it in the past. Review of old reports show that in 1969 Kerr-McGee controlled claims covering portions of the Gold Lake property and between 1979 and 1984 Cotter Corporation located claims covering the Gold Lake property. Both companies let their holdings lapse and have no interests in the area.

The vein and structural deposits within the district were mined to shallow depths with the deepest workings being 300 feet (91 meters) and the majority less than 100 feet (30 meters) deep. Production was predominantly copper, silver, gold, uranium and radium, although minor amounts of fluorite, lead, bismuth, turquoise, molybdenum and garnet have been produced (Gillerman, 1967, Gillerman, 1964).

Serious geologic work began in the district as part of the search for uranium beginning in the mid-1940's. Much of the early work was conducted by Granger and Bauer (1951) and Gillerman (1967). Gillerman's work continued into the late 1960's and resulted in numerous publications, primarily about uranium occurrences in the area.

In 1969 Kerr-McGee explored the district for uranium and drilled 5 deep diamond drill holes centered near a large rhyolite intrusion or plug on the Property – the Saddle Mountain intrusion. Brannerite, (U,Ca,Ce)(Ti,Fe)2O6, was intercepted in one hole and Ferris and Rudd (1971) describe it as being discovered in a drill core penetrating a "hydrothermal disseminated porphyry copper prospect" (Baumann et. al., 1979).

At various periods between 1973 and 1979, several mining interests, including Cities Service Mineral Corporation, Rocky Mountain Energy Corporation and S.E.A. Inc., explored the district for uranium. Their work included claim staking, geologic reconnaissance and mapping, geochemical sampling and radon/radiometric surveying. It is reported that Rocky Mountain Energy completed 5 diamond drill holes (Baumann et. al., 1979). This data has not been acquired by GMC to date.

None of the data from the past exploration work described above is available for review. The information has been obtained from later reports prepared by Cotter Corporation. All of this earlier work focused on the uranium potential of the Property and did not assess the copper, molybdenum, or gold potential.

A portion of the Property was explored by the Cotter Corporation in the early 1980's. They completed 6 drill holes within the Gold Lake project area which are located approximately 1 to 1.5 miles (1.6 to 2.4 km) from the GMC high-priority target areas. The Cotter Corporation report described the 6 holes as follows:

> "All of these holes indicate the general nature of what could be described as a pyritic shell or halo surrounding the inferred porphyry system. Cuttings and core show numerous limonitic – pyritic fractures and disseminated zones – many with associated copper carbonates and chalcopyrite. Silver, lead, and zinc are also present in anomalous amounts. Alteration could generally be described as argillic to phyllic."

Since the 1980's, until GMC's recent involvement in the district, major exploration activity appears to have been dormant or non-existent.

6.0 GEOLOGIC SETTING

6.1 Regional Overview

Southeastern Arizona, southwestern New Mexico and northern Mexico, as a metallogenic province, are characterized by large copper deposits, mostly porphyry-type, formed in the Laramide time interval (Late Cretaceous-Paleocene). Study of the region has established that many porphyry copper districts are localized along major regional crustal structures or at intersections of these structures. From empirical data it is indicated that the most influential controlling structures for known porphyry copper deposits in the southwestern US consist of two types: 1) long, continuous faults or shear zones of west-northwest strike which are believed to be part of the transcontinental Texas Lineament; and 2) dilational fault/dike/vein/intrusive zones of northeast to east-west strike hosting Laramide-age intrusive bodies.

The White Signal mining district and the Tyrone, Chino, Santa Rita and Continental copper deposits are all located at or adjacent to the projected intersection of the Texas Lineament and the New Mexico Mineral Belt, a northeast-trending zone of mineral deposits which is comparable to the Colorado Mineral Belt in terms of size and mineral deposit localization. All of the mineral deposits listed above lie within a northwest-southeast trending, 15 km wide, fault-bounded range of the Arizona-New Mexico Basin and Range Province. An older northeast-trending lineament passes southwest from the Santa Rita mine area, through the Tyrone, White Signal, Bisbee and Cananea mining districts of New Mexico, Arizona and Sonora, Mexico respectively. These major lineaments or regional structures probably represent ancient zones of crustal weakness in the earth's crust.

The New Mexico Mineral Belt is a northeast-trending zone of Laramide to mid-Tertiary ore deposits generally associated with igneous plutonic rocks. From northeast to southwest the belt passes through Questa, Cerrillos, Ortiz, San Pedro, Tijeras, Magdalena, Santa Rita/Chino, Bayard, Tyrone, White Signal and the Lordsburg mining districts. The mineral belt cuts diagonally across the generally north-trending mountain ranges of New Mexico and appears to be independent of the structures related to the mountain ranges.

The Gold Lake property is situated in the southeastern portion of the Big Burro Mountains, which is a block-faulted remnant of an east-west trending structural high known as the Burro Uplift. In this area the uplift marks the boundary of the Basin and Range structural province to the south and the transition zone between the Colorado Plateau and the Basin and Range province to the north. It has been noted that all major copper-mineralized, Laramide-age porphyries in southwestern New Mexico are located around the margins of the Burro Uplift (Gillerman, 1970).

The Big Burro Mountains are composed primarily of Precambrian granite of the Burro Mountain batholith which has been intruded by numerous Precambrian diabase dikes, by the Tyrone quartz monzonite stock of early Tertiary age and by early Tertiary rhyolite dikes and plugs. GMC has potentially identified quartz monzonite intrusive bodies within the Gold Lake project area that intrude the Saddle Mountain rhyolite plug, suggesting a possible Tyrone-age equivalent intrusive event within this area. It is possible that this is the first time that Gold Lake quartz monzonite intrusive bodies have been recognized.

The Big Burro range is broken into three main structural blocks (Figure 3), the middle or Burro Peak-Tyrone block being uplifted relative to the down-faulted Willow Creek and White Signal blocks. These blocks are bounded by two major northeast-trending faults, which are the Austin-Amazon fault to the north and the Sprouse-Copeland fault to the south. The Burro Peak-Tyrone block was tilted northeastward approximately 5° in Late Tertiary time (Kolessar 1970). Mapping on the Gold Lake property by GMC has shown tilting of the White Signal block to the northeast at approximately 10°.


A
A'
White Signal Target Area
Willow Creek Block
Burro Peak - Tyrone Block
Willow Creek Block
Tyrone Mining District
Burro Peak Tyrone Block
White Signal Block
White Signal Fault
Knight Peak Graben
Union Fault
GEOLOGIC MAP OF THE BIG BURRO MOUNTAINS
Scale in Miles
EXPLANATION
Gila Conglomerate
Tertiary Volcanic Rocks
Quartz Monzonite (Tyrone Stock)
Granite Porphyry
Intrusive Rhyolite
Cretaceous Sedimentary Rocks
Burro Mountain Granite and Associated Rocks of the Burro Mountain Batholith
Bullard Peak Series (Schists, Quartzites, and Amphibolites)
Fault
Inferred Faults
Dikes
Section Line A-A'
Drainage
Major Highway
GMC Claim Block
Source: Gillerman, 1970

Figure 3: Land Outline as of June 2006.

6.2 Local Geologic Setting

The geology of the Gold Lake area consists largely of Precambrian granite and diabase dikes, which have been intruded by Tertiary rhyolite stocks, plugs and dikes, followed by Tertiary quartz monzonite bodies, ending with a final episode of rhyolite dikes intrusion. The Tertiary intrusive events are all localized in the vicinity of the intersection of the northwest-trending Walnut Creek-Uncle Sam fault zone and the east-northeast trending Blue Jay fault zone (Figure 3). These structural trends appear to be on a regional scale and are seen to the northeast at the Santa Rita/Chino mines and to the northwest at the Tyrone mine. Most of the Precambrian diabase dikes and the Tertiary rhyolite dikes follow the east-northeast structural trend with a much smaller component aligned along a northwest orientation.

The Gold Lake property may represent an upper-level porphyry copper-molybdenum-gold system associated with Laramide-age quartz monzonite intrusive events. Geologic and alteration mapping, geochemical sampling and geophysical surveying have generated a strong correlation between the intensity of porphyry-style mineralization/alteration and the location of the quartz monzonite outcrops in the field (Figures 4 and 5).

GMC commissioned Paula Hansley of Petrographic Consultants International, Inc. to complete thin section work on a suite of Gold Lake rock samples with emphasis on rock type, alteration and interpretations as to the type of mineralizing system the samples may be associated with. A total of 32 samples were submitted for petrographic analysis and the subsequent results indicate that several intrusive phases, each with subtle textural and compositional differences and strong, well developed and overlapping alteration assemblages, are present. A discussion of the results and conclusions from the petrographic work are discussed below as presented to GMC by Paula Hansley:

Question: Are the samples related to an underlying copper and (or) molybdenum intrusive porphyry system?

Discussion

Alteration haloes around copper and/or molybdenum porphyry systems have many similarities; therefore, the question posed is not easy to answer. For example if an underlying copper-rich porphyry body happens to have satellite molybdenum-rich porphyry bodies nearby, the alteration haloes for the copper and molybdenum mineralization could easily overlap. GMC has attempted to answer the question by positively identifying major, minor and trace alteration minerals and elements by thin section petrography.

All samples appear to be related to an underlying copper and/or molybdenum porphyry system, namely for the following reasons:

1. Seven of the samples have multiple stockwork iron oxide and quartz veins, characteristic of rocks above a molybdenum porphyry intrusive system.

2. Specular hematite is present in several samples and occurs throughout the rocks at Gold Lake, suggesting the movement of a large volume of hydrothermal fluid being flushed through the rocks.

3. Positive identification of fluorite and topaz. The presence of disseminated fluorite and small amounts of topaz is found in many molybdenum porphyry systems.

4. The presence of early adularia and minor biotite may represent the early potassium silicate stage of alteration in the core of a porphyry molybdenum (?) system.

5. The presence of phyllic alteration (quartz-sericite-pyrite), even in samples with potassium silicate alteration, is interpreted to be a paragenetic relationship (phyllic alteration being later) based on clear textural relationships, rather than a spatial one (i.e., many copper-molybdenum porphyry models assume that the potassium silicate and phyllic alteration stages happened at the same time). The coincidence of the two alteration zones could also represent the presence of an underlying copper porphyry system's phyllic alteration zone overprinting the (smaller) alteration zone related to a molybdenum porphyry system.

6. Presence of garnets. This mineral is usually found in a thin, high-level alteration zone over some molybdenum porphyry systems; however, the garnets are usually orange and the garnets in these samples are colorless. It should be noted that the presence of the garnets in these samples could be questionable; they may represent some form of contamination because later batches of petrographic samples analyzed were entirely devoid of garnets.

7. Lack of associated sulfides. Most molybdenum porphyry systems do not have large amounts of associated sulfide minerals.

8. Identification of intense phyllic alteration, which is present as a large halo around copper porphyry systems.

9. Presence of hypogene (?) chalcocite, bornite, and chalcopyrite in sample #73131 (an intrusive rock) may indicate a nearby copper porphyry body. Alternatively, these copper minerals may just be locally associated with a molybdenum porphyry body.

Conclusion: It appears that a mineralized porphyry system could be present at Gold Lake. It may be: (1) porphyry molybdenum mineralization with minor copper; or (2) porphyry copper mineralization with satellite molybdenum porphyry mineralization.



Figure 4: Property Geology



Figure 5: Alteration

Precambrian Granite:

The country rock at Gold Lake is Precambrian granite of the Burro Mountain batholith. The granite is essentially homogeneous throughout the Property, but does vary from coarse- to medium-grained. Isolated and rare zenoliths of quartzite and schist have been noted. Local differences in texture, color, mineralogical composition and degree of alteration are noted from field observations and thin section petrography. Much of this is due to the effects of hydrothermal activity, possibly related to an inferred porphyry copper-molybdenum-gold system, but some variations are simply related to primary features within the batholith. Granite pegmatite bodies consisting of quartz and microcline are common, predominantly in the eastern portions of the Property.

Diabase:

Dikes and small intrusive masses of gabbroic and basaltic rocks are common in areas of Precambrian exposure. Many of these have a diabasic texture, in which euhedral or subhedral crystals of plagioclase are embedded in a mesotasis of pyroxene crystals. Diabase is dark gray to black where fresh, but is commonly altered or weathered to a greenish-gray color and is composed of clay minerals, chlorite and epidote. The orientation pattern of the dikes is typically north-northwest and east-northeast.

Copper and uranium mineralization is commonly associated with the diabase dikes, and numerous dikes have been exploited in historic workings. In areas where mining has occurred, overall alteration is well developed and all of the original mafic components have been converted to chlorite, epidote and clay minerals.

Rhyolite plugs and dikes:

On the Gold Lake property, several Tertiary rhyolite plugs intrude the Precambrian granite to form prominent hills such as Saddle Mountain and The Three Sisters. Field evidence suggests that there are several phases of both rhyolite plugs and dikes, as seen in cross-cutting relationships and textural variations. Typically the rhyolite bodies are porcelain-like in texture, fine-grained, quartz-rich and buff to gray in color. Several occurrences of quartz rhyolite porphyry have been noted, with up to 5% elliptical quartz phenocrysts.

At least two phases of rhyolite dikes are present in the vicinity of Saddle Mountain. Rhyolite dikes are observed cutting rhyolite plugs which, in turn, these plugs cut other rhyolite dikes. These dikes are oriented in a dominant east-northeast direction, and are very fine-grained and often show flow-banding. In the eastern portions of the Property, the dikes are associated with abundant hematite and manganese oxides and are typically dark in color.

Several breccia phases are noted within the larger rhyolite plugs. Locally these breccias may compose up to 25% of the rhyolite exposures around Saddle Mountain and may consist of both intrusive and hydrothermal breccias. Detailed mapping of the Saddle Mountain area has not been completed and the surface extent of the rhyolitic intrusives and breccias has not been fully determined.

Quartz Monzonite:

Several occurrences, and possibly phases, of quartz monzonite have been mapped around the margins of the Saddle Mountain rhyolite plug (Figure 4). This intrusive unit is clearly younger then the rhyolite plugs, as evidenced by quartz monzonite dikes cutting the Saddle Mountain rhyolite and locally breccia clasts of rhyolite occur within quartz monzonite dikes. Quartz monzonite outcrops are also located along the north and southeast margins of Saddle Mountain and near the Hummer mine. The quartz monzonite generally occurs as dikes or small plugs.

6.3 Structure

The Property lies within a recognized east-northeast trending lineament that includes the Chino and Santa Rita porphyry copper deposits (Gillerman, 1970). Rhyolite dike swarms are abundant at Gold Lake and they generally parallel this east-northeast trend. In addition several Precambrian diabase dikes strike east-northeast, which suggests that this particular structural orientation may have been active over an extended period of time (Precambrian through early Tertiary).

A second well-developed structural trend is reflected by the Uncle Sam and Walnut fault systems (Figure 3), which strike north-northwest toward the Tyrone porphyry copper deposit. There are sets of both rhyolite and diabase dikes which follow this orientation, though much less in number then the north-northeast trending sets mentioned above.

The Saddle Mountain rhyolite plug is located at the intersection of these two predominant structural trends. The isolated outcrops of quartz monzonite are also situated at this major structural intersection. Mineralization observed to date at Gold Lake is generally associated with dikes and/or faults or fractures which have one of these predominant structural orientations.

7.0 DEPOSIT TYPES

The primary exploration target at Gold Lake is a porphyry copper-molybdenum-gold system. The Property is approximately 6 miles (9.5 km) south-southeast of the Tyrone porphyry copper deposit, which is currently being mined by Phelps Dodge Corporation. Gold Lake is located in the same geologic province as Tyrone; however, Gold Lake is situated within a down-faulted portion of the Burro Mountain uplift (White Signal Block) when compared to the geology around the Tyrone deposit (Burro Peak-Tyrone Block) (Figure 3). The Tyrone deposit is associated with a quartz monzonite intrusive of early Tertiary age (dated at 56.2 +/- 1.3 m.y.) (Mach, 2004). Geologic mapping by GMC has possibly identified previously unrecognized quartz monzonite intrusive bodies at Gold Lake of unknown age.

Strong porphyry-style alteration and copper-molybdenum-gold mineralization are associated with quartz monzonite occurrences at Gold Lake, suggesting that this intrusive unit may have a porphyry copper affiliation similar to that found at Tyrone and Santa Rita-Chino. Strong phyllic and argillic alteration is observed in the quartz monzonite, as well as in the adjacent rhyolite and granite country rock.

Typically in southwestern U.S. porphyry copper deposits, elevated geochemical anomalies in copper, molybdenum and bismuth occur. This geochemical pattern is seen at Gold Lake (Plates 1, 2, 5 and plates 18, 19, 22). In addition, elevated geochemical anomalies in gold, silver and uranium have been detected, generally associated with north-northwest and east-northeast trending structural orientations (Plates 3 4, 6 and plates 20, 21, 23). While the uranium appears to be associated with Precambrian diabase dikes, gold mineralization is typically associated with copper occurrences and may be related to the same mineralizing event; however, gold mineralization associated with diabase has been observed (Eugene mine).

Plotting historic mine production within the White Signal mining district gives a sense of metal distribution (Figure 6). When looking at base and precious metal distribution, there appears to be a general clustering of historic copper and gold production around Saddle Mountain with silver and lead-zinc production more distal. Historic uranium and radium production is generally located to the southwest of Saddle Mountain and is probably unrelated to the more centralized copper and gold production.



FIGURE 6
MINE LOCATIONS AND COMMODITIES
GOLD LAKE AREA
GRANT CO., NEW MEXICO

Figure 6: Mines in District

8.0 MINERALIZATION

GMC has collected 156 rock chip samples, 247 silt samples and 155 soil samples in an effort to characterize the mineralization and develop targets at Gold Lake. The geochemical sampling, along with geologic and alteration mapping and SP geophysical surveying, has identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system.

Rock chip, silt and soil geochemistry has helped to identify two primary anomalies. Both are located in areas where quartz monzonite intrusive bodies have been identified. The largest and strongest of these anomalies is located southeast of Saddle Mountain, coinciding with the most extensive outcrops of quartz monzonite located to date (Plates 1, 2, 3, 9, 10, 11, 18, 19, 20). The second anomaly is located to the north of Saddle Mountain, again in an area of quartz monzonite outcrops. Both of these anomalous areas show strong geochemical signatures in copper, molybdenum, gold, silver, bismuth and uranium. Numerous historic workings are located in these areas, which were generally mined for copper and gold.

Mineralized zones show copper, molybdenum and gold mineralization that is typically associated with either east-northeast or north-northwest structures, rhyolite dikes or diabase dikes cutting Precambrian granite. In general, copper is located on the margins of dikes with mineralized widths of up to 3 meters. This type of mineralization can be followed for up to 300 meters along

strike, though generally it is localized to a few tens of meters. The total depth of the mineralization is not known at this time as no drill information is available. It can be determined that some of the historic workings followed the structurally hosted, copper mineralization to depths in excess of 40 meters (see Property Location and Description). The higher grade gold values seem to be associated with oxidized portions of the diabase dikes and within structures containing massive hematite and manganese and cutting the Precambrian granite. Additionally, samples collected from altered quartz monzonite within the primary anomalies described above often show elevated values in copper, molybdenum, gold, silver and bismuth. These elevated geochemical levels suggest a porphyry association and further support the theory of Gold Lake being an upper-level expression of a porphyry copper-molybdenum-gold system.

Geochemically, copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5%, with 30 samples having values greater than 1,000 ppm. Molybdenum values ranged up to 0.17%, with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm, with 9 samples having values greater than 30 ppm. Gold values ranged up to 29 ppm, with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm, with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm, with 20 samples having values greater than 20 ppm.

9.0 EXPLORATION

Exploration work on the Property to date has consisted of geologic and alteration mapping, rock chip, silt and soil geochemical sampling, and a SP geophysical survey. This work was completed by George F. Klemmick, AIPG CPG #10937, Randall L. Moore, GMC's Vice President-Exploration, North America, WA. RPG # 1390, and Dr. Jacob J. Skokan, a consulting geophysicist with GMC, between August 2005 and the present. The objective of this exploration program was to define controls on the mineralization, evaluate the extent of the copper-molybdenum-gold mineralization at Gold Lake and to develop targets for future exploration efforts. The exploration work was planned and executed to conform to industry standards and methods.

Geologic and alteration mapping, geochemical sampling and geophysical surveying have identified what appears to be an upper-level expression of a porphyry copper-molybdenum-gold system, which is associated with quartz monzonite intrusive bodies having very limited surface exposures. Both rock chip, silt and soil sampling have identified areas of elevated base and precious metals values and have defined at least two large anomalies and other exploration targets.

Sample results should be considered reliable and representative of the mineralization exposed on surface and from the historic workings, surficial cuts and mine dumps. To obtain an accurate determination of potential lateral and depth extensions of mineralization, trenching and drilling will be required.

All geological samples were analyzed at Acme Analytical Laboratories Ltd., Vancouver, British Columbia, Canada and ALS Chemex, Sparks, Nevada, USA. The subsequent results were then imported into a geographical information system ("GIS") program for evaluation and analysis.

GMC has completed a SP geophysical survey over the Gold Lake property. The survey was designed to detect areas of possible sulfide mineral concentration within the GMC land position. The survey has detected two primary anomalies. The survey identified a large and strong 7,500 x 4,500 foot (2,300 x 1,380 meters) anomaly which has two lobes, the larger of which is in close proximity to a high-priority geochemical anomaly and the smaller lobe is located slightly west of and overlaps a portion of a second high-priority geochemical anomaly. The SP geophysical response suggests that a large sulfide body may exist at depth within the Gold Lake project area.

9.1 Targets

This early stage of exploration at Gold Lake precludes defining precise targets; however, the initial geological, geochemical and geophysical results do support the concept that Gold Lake represents the upper-level expression of a porphyry copper-molybdenum-gold system associated with previously unrecognized quartz monzonite intrusive bodies. The quartz monzonite appears to have intruded around the margins of the Saddle Mountain rhyolite plug, at or near the intersection of strong regional north-northwest and east-northeast trending structural fabrics. Only small outcrops of quartz monzonite have been identified to date, generally occurring as dikes and small plugs.

Zones of disseminated pyrite within the rhyolites, Precambrian granite and quartz monzonite have been identified and may be associated with a porphyry hydrothermal system. Typically these zones occur at or near exposures of quartz monzonite, and are geochemically anomalous in copper, molybdenum, gold and other elements as well.

Rock chip, silt and soil sampling have identified two primary target areas of significant geochemical enrichment, typified by elevated copper, gold, silver, +/- bismuth and +/- molybdenum levels over combined areas in excess of 300 ha. These primary target areas are located to the north and southeast of Saddle Mountain (Figure 4), and are only restricted by rhyolite and/or and alluvial cover. These two target areas have outcrops of quartz monzonite and are also characterized by ubiquitous hematite mineralization, which is hosted by both the quartz monzonite and by Precambrian granite. The hematite occurs at the sites of weathered pyrite casts and as specularite lining fractures.

10.0 SAMPLING METHOD AND APPROACH

Geochemical sampling completed at Gold Lake consists of the collection of a total of 156 rock chip samples (Plates 1-8), 247 silt samples (9-16) and 155 soil samples (Plates 18-25).

Silt and soil samples covered an area of roughly 1,000 ha, and this program was designed to identify areas with anomalous geochemistry for follow-up geological mapping and rock chip sampling.

GMC has not conducted any drilling on the Property to date and thus there is no drill sampling procedures to discuss in this report.

Rock chip samples were collected as continuous chip, grab and select samples over an area of roughly 600 ha. Sampling was of a first pass or general reconnaissance nature in that rock chips

were not collected at any set spacing and were designed to understand the nature of the mineralization and define the primary target areas. Future sampling should focus on the primary anomalies or targets and be designed so as to define the extent of anomalous mineralization. Silt samples were collected over roughly the same 600 ha area and were collected on all forks of the drainages, and at roughly a 100 meters spacing in and along the drainages. Soil samples were collected by digging to the base of the soil development horizon and collecting the material just above the zone where rock fragments first appear. Soil samples were collected at 50-meter spacings on north-south oriented grid lines. Grid lines were 300-400 meters apart. The soil sampling covers an area of roughly 450 ha with some areas needing infill sampling to obtain complete coverage.

The continuous chip samples were designed to define mineral distribution and approximate overall grades within areas of known mineralization. They were collected perpendicular to the structure where possible and were cut across the full width of observable mineralization. Grab samples were collected to help define background geochemical levels within the various rock units and to evaluate metallic ion distribution and chemical zonation across the Property. Select samples were collected to determine specific chemical signatures and to characterize the ability of the system to generate high-grade ore. This type of first pass sampling is typical in early stage exploration projects. This sampling provides a good overall representation of the mineralization and is designed to develop targets for follow-up investigation. The quality of the sampling appears to be good, with results from different rounds of sampling showing a good consistency of results within similar geologic settings. While select samples provide for high grade results, all such samples were noted and described as select in the database thus avoiding any confusion and misrepresentation.

Geochemically, copper appears to be the most enriched metal from the rock chip sampling with values ranging up to 11.5%, with 30 samples having values greater than 1,000 ppm. Molybdenum values ranged up to 0.17%, with 15 samples having values greater than 50 ppm. Silver values ranged up to 385 ppm, with 9 samples having values greater than 30 ppm. Gold values ranged up to 29 ppm, with 10 samples having values greater than 1 ppm. Uranium values ranged up to 614 ppm, with 17 samples having values greater than 30 ppm. Bismuth values ranged up to 2,300 ppm, with 20 samples having values greater than 20 ppm. Sample widths vary from a 0.1 meters to 3 meters and were collected to be representative of the geologic environment from which they were collected.

11.0 SAMPLE PREPARATION, ANALYSIS AND SECURITY

All assays were performed independently by Acme Analytical Laboratories Ltd. ("Acme"), Vancouver, British Columbia, Canada and by ALS Chemex ("ALS Chemex"), Sparks, Nevada, USA using Inductively-Coupled Plasma ("ICP") analytical methods. Internal lab check analyses were performed through analytical standards and the re-analyzing of certain samples. Both types of check analyses showed very consistent results with variations generally on the order of 10% or less for gold, copper and molybdenum. However, 6 gold silt samples and 4 gold soil samples had variations of greater than 10% on re-analysis.

All samples were collected by, or under the direct supervision of, a Qualified Person ("QP"). Emphasis was placed on quality control and the proper handling and numbering of all samples.

No sample preparation was conducted prior to the material being shipped to the laboratory and no sample preparation was conducted by an employee, officer, director or associate of GMC. The samples were transported by trusted GMC personnel to a freight forwarding company for shipment to Acme or ALS Chemex via standard freight transporters. Under controlled laboratory conditions, the samples were crushed, split, ground and analyzed for the desired elements by standard ICP methods. All samples with geochemical content greater then the detection limits for ICP methodology were re-analyzed using standard assay methods. Three percent of the initial analytical results were checked by re-analysis of pulp or coarse reject samples by both ACME and ALS Chemex. These facilities are ISO 9001:2000 certified laboratories, and they inserted an average of 7% blank and/or standard samples into each analyzed sample batch to ensure precision and accuracy. Approximately 1 out of every 14th or 15th sample analyzed was either a blank or a standard sample. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy.

As part of the target development on the Property and to gain a better understanding of the mineralization, continued surface rock chip sampling will be required. This should be followed by surface trenching and/or drill testing to test lateral and vertical continuity of the mineralization. To the best of my knowledge, all sample handling, preparation, security and analytical procedures conform to industry standards.

12.0 DATA VERIFICATION

All data have been reviewed and verified by the Author. Analytical precision and accuracy was checked by analyzing standard and blank samples, and by re-analyses of certain samples. When analytical results were received, they were checked against their geological context and, subsequently, the field locations and sample descriptions were cross-referenced with the results and sample numbers to ensure accuracy. This combination of various analytical checks and field verification ensures proper data integrity.

13.0 ADJACENT PROPERTIES

No mineral properties are immediately adjacent to the Gold Lake property.

14.0 INTERPRETATION AND CONCLUSIONS

The recent discovery of the Resolution copper porphyry deposit in Arizona, along with the recent surge in the price of copper and molybdenum, have renewed interest in exploration in the southwestern U.S. copper province. The Gold Lake property is located in close proximity to both the Tyrone and the Chino/Santa Rita porphyry copper deposits, and contains similar geologic features. Because of the location and the geologic, geophysical and geochemical characteristics of this Property, Gold Lake may represent a significant porphyry copper-molybdenum-gold exploration target.

The Gold Lake property occupies a unique location in that it is situated at the structural intersection of two regional, deep-seated structural trends, which appear to have been active over

a long period of time. This structural intersection probably served as a focal point for the emplacement of both the Saddle Mountain rhyolite plug and the quartz monzonite bodies at Gold Lake.

The identification of the Gold Lake quartz monzonite is viewed as being very significant, as both the Tyrone and the Chino/Santa Rita porphyry copper deposits are associated with early Tertiary-age quartz monzonite intrusives. While no age dating of the Gold Lake quartz monzonite has been completed to date, it is not unreasonable to assume that it will have a similar age to the copper-bearing quartz monzonites found at Tyrone or Chino/Santa Rita. Field evidence suggests that the Gold Lake quartz monzonite was, at least in part, responsible for both copper mineralization and porphyry-style alteration found on the Property.

The SP geophysical survey generated a large and strong response, the surface projection being centered roughly at Saddle Mountain. This geophysical anomaly is similar to those found associated with other disseminated, porphyry copper deposits. The structural block in which the Gold Lake property is located (White Signal block) has been down-faulted with respect to the adjoining Burro Peak-Tyrone block, which hosts the Tyrone deposit. Within this structural framework, any mineralization similar to the Tyrone deposit would probably occur at a deeper level within the White Signal block. Geochemical patterns and the level of exposure of the Gold Lake quartz monzonite, among other features, suggest that this may be the case.

While the geologic investigation of the Gold Lake property is in its earliest stages, the initial geological, geophysical and geochemical results generated by GMC and represented by this Technical Report support the concept that Gold Lake may represent the upper-level expression of a porphyry copper-molybdenum-gold system associated with previously unrecognized quartz monzonite intrusive bodies and thus this initial investigation has met the original objectives.

The focus of the initial exploration program was to define primary target areas. This has been accomplished with the first-pass, widely-spaced rock, silt and soil sampling programs. Additional sampling will be required to further define these primary targets, and to possibly define new target areas. Of the 156 rock chip samples collected, 64 were collected by the Author and the geochemical analyses of these samples support the results of the GMC sampling. There are portions of the Property where sampling has not been completed and these will need to be covered in the next exploration phase. If positive results are obtained from this additional sampling, it will only add to the overall potential of the Property.

Review of all data collected to date suggests that additional detailed geologic mapping and geochemical sampling would be required to complete a comprehensive review of the entire land position. Several high-priority anomalies have been identified by the exploration completed to date, which met GMC's initial objectives for the Property. There are additional areas on the Property which have seen little or no geochemical sampling or geologic mapping, and they will require additional exploration work to determine if any mineral potential exists in these areas. Data generated by the initial exploration has been adequate in helping to develop several high-priority anomalies and target areas, and a thorough review of this data has determined that it is reliable and accurate.

It must be kept in mind that the exploration work completed to date represents the initial stage of development of the Gold Lake property. Additional investigation will be required to determine the full extent and the overall scope of the known mineralization. Additional work will also be required to develop other anomalous areas or targets on the Property. This work will ultimately require extensive drilling and feasibility analysis to accurately answer the size and grade uncertainties which exist at this early stage of exploration.

The purpose of this review was to provide GMC and its investors with a summary of the Property and the technical merits of the project and to present the appropriate manner of conducting continuing exploration. That objective has been met within this document, as all information related to the initial exploration phase has been reviewed and analyzed.

15.0 RECOMMENDATIONS

Additional surface work is recommended for the Gold Lake property, which should focus on more detailed geologic mapping and continued geochemical sampling, including the completion of the soil grid samples. This work should refine existing, high-priority targets and prepare them for drill testing. Once the final surface work has been completed, it is recommended that GMC immediately commence with a 10,000 feet (3,048 meters) core drilling program. The proposed budget to complete this program is US$896,000.

The following is a summary of estimated costs to complete this program:

Pre-drilling sampling program				
Geologist:	US$500.00/day	60 days		US$30,000
		Expenses		US$6,500
Assistant:	US$250.00/day	60 days		US$15,000
		Expenses		US$6,500
Sampling:	Rock chip samples	US$12.50/sample, 200 samples		US$2,500
Soil samples		US$12.00/sample, 500 samples		US$6,000
			subtotal:	US$66,500
Core drilling program				
Drilling:	10,000 feet (3048m)	US$60.00/foot		US$600,000
Sampling:	drill core samples	US$12.50/sample, 1000 samples		US$12,500
Geologist:	US$500.00/day	60 days		US$30,000
		Expenses		US$6,500
Assistant:	US$250.00/day	60 days		US$15,000
		Expenses		US$6,500
			subtotal:	US$670,500
Land /Acquisitions				
Surface Land Use Payments				US$11,100
Tulloch Payment				US$6,000
BLM Claim				US$45,000

Maintenance Fees		
Additional Land acquisition		US$6,000
State Leases		US$10,400
	subtotal:	US$78,500
<u>Office</u>		
Overhead		US$45,000
Drafting		US$20,000
Miscellaneous		US$19,500
	subtotal:	US$84,500
Estimated Total Budget:		**US$900,000**

Signature Page

The effective date of this Technical Report is March 21, 2007.

George F. Klemmick, BS, CPG#10937, AA#583


AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
10937
AIPG
GEORGE F. KLEMMICK

Date: March 21, 2007

PLATES


N
Legend
Copper in ppm
Gold Lake Project
PLATE 1

Plate Rock Chip Results Copper


N
Legend
Gold Lake Project
PLATE 2

Plate Rock Chip Results Molybdenum


N
Legend
Gold Lake Project
PLATE 3

Plate Rock Chip Results Gold


N
Legend
Gold Lake Project
PLATE 4

Plate Rock Chip Results Silver


N
Legend
Gold Lake Project
PLATE

Plate Rock Chip Results Bismuth


N
Legend

Plate Rock Chip Results Uranium


N
Legend
Gold Lake Project
PLATE 7

Plate Rock Chip Results Lead


N
Legend
Gold Lake Project
PLATE

Plate Rock Chip Results


Legend
Gold Lake Project

Plate Silt Results Copper


Legend
Gold Lake Project

Plate Silt Results Molybdenum


Legend
Gold Lake Project

Plate Silt Results Gold


Legend
Silt Samples - Silver
Gold Lake Project

Plate Silt Results Silver


Legend
Gold Lake Project

Plate Silt Results Bismuth


Legend
7 - 10
Gold Lake Project

Plate Silt Results Uranium


Legend
Gold Lake Project
GOLD LAKE

Plate Silt Results Lead


Legend
71 - 100
Gold Lake Project

Plate Silt Results Zinc



Plate 17 SP Geophysical Survey

REFERENCES

Baumann, Michael, DeRuyter, Vernon, 1979, Progress report White Signal target area, Grant County, New Mexico, Cotter Corporation Unpublished internal report, p. 1-95.

Ferris, C. S., and Rudd, C. D., 1971, Brannerite: its occurrences and recognition by microprobe: Quarterly of the Colorado School of Mines v. 66, no, 4, p. 1-38.

Gillerman, E., 1964, Mineral deposits of western Grant County, New Mexico, New Mexico Bur. Mines and Mineral Resources Bull. 83.

Gillerman, E., 1967, Structural framework and character of mineralization, Burro Mountains, New Mexico: Econ. Geol., v. 62, p. 370-375.

Gillerman, E., 1970, Mineral deposits and structural patterns of the Big Burro Mountains, New Mexico, New Mexico Geol. Soc. 21st Field Conf. p. 127-132.

Granger, H. C., and Bauer, H. L., Jr., 1951, Results of diamond drilling, Merry Widow claims, White Signal, Grant County, New Mexico; U.S. Geol. Survey Circular 189, 16 p.

Kolessar, J., 1970, Geology and copper deposits of the Tyrone district: New Mexico Geol. Soc. 21st Field Conf. p. 127-132.

Mach, Craig J., 2004, Tectonic controls, timing and geochemistry of supergene enrichment of the Tyrone porphyry copper deposit, Grant County, New Mexico, Rocky Mountain (56th Annual) and Cordilleran (100th Annual) Joint Meeting, Geological Society of America Abstracts with Programs, Vol. 36, No. 4, p. 4

Unknown, 1984, Cotter Corporation White Signal Project Grants County, New Mexico, Summary Work: Unpublished internal report, p. 1-39.

APPENDIX I:
CERTIFICATION OF QUALIFICATIONS

GEORGE F. KLEMMICK
Consulting Mining Geologist
P.O. Box 671329, Chugiak, Alaska, USA 99567-1329
Phone (907) 688-2377, Email: gklemmick@yahoo.com

I, GEORGE F. KLEMMICK, Certified Professional Geologist #10937, HEREBY CERTIFY THAT:

1. I am currently employed as a consulting mining geologist, P.O. Box 671329, Chugiak, Alaska, USA 99567-1329.

2. I am a graduate of the University of Minnesota, with a B.S. degree in Geology (1985). I have been practicing my profession since 1987.

3. I am a member of the American Institute of Professional Geologists (AIPG), the Society of Economic Geologists (SEG), the Society for Mining, Metallurgy and Exploration (SME), and the Geological Society of Nevada (GSN).

4. From 1987 to the present I have been actively employed in various capacities in the mining industry at numerous locations in North America, Central America, South America, Europe and Asia.

5. I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional organization (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

6. I was retained by General Minerals Corporation to collect data and write this Technical Report on the Gold Lake property, located in Grant County, New Mexico, dated March 21, 2007. I have visited the Property from October 14, 2005 through October 28, 2005.

7. I have not received and do not expect to receive any interest, either direct or indirect, in any properties of General Minerals Corporation and I do not beneficially own, either direct or indirect, any securities of General Minerals Corporation. I am independent of General Minerals Corporation.

8. I have not had prior involvement with the Property that is the subject of this Technical Report.

9. I have read National Instrument 43-101 and Form 43-101F1 and this Technical Report has been prepared in compliance with that Instrument and Form.

10. I am responsible for all sections of this Technical Report.

11. This Technical Report is based on observations made and samples taken during my visit to the Gold Lake property from October 14, 2005 through October 28, 2005.

12. As of the date of this Certificate, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

13. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and the publication by them, including publication of this Technical Report in the public company files on their websites accessible by the public.

DATED in Chugiak, Alaska this 21st day of March 2007.

George F. Klemmick, BS, CPG#10937, AA#583


AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER
10937
AIPG
GEORGE F. KLEMMICK
CERTIFIED PROFESSIONAL GEOLOGIST

12g3-2(b): 82-34810

CONSENT of AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Prince Edward Island

Dear Sir/Madam:

I, Kurt T. Katsura, Oregon RG # 1221, do hereby consent to the public filing of the technical report titled "Report on Canasta Dorada Property, Sonora, Mexico" dated March 21, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the annual information form of General Minerals Corporation dated March 27, 2007 (the "AIF"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also confirm that I have read the AIF and that it fairly and accurately represents the information in the Technical Report.

Dated: March 29, 2007

(signed) "Kurt T. Katsura"

Kurt T. Katsura
Oregon RG # 1221
P.O. Box 51346
Eugene, OR 97405

CONSENT of AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Prince Edward Island

Dear Sir/Madam:

I, Kurt T. Katsura, Oregon RG # 1221, do hereby consent to the public filing of the technical report titled "Report on the Monitor Property, Pinal County, Arizona" dated March 21, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the annual information form of General Minerals Corporation dated March 27, 2007 (the "AIF"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also confirm that I have read the AIF and that it fairly and accurately represents the information in the Technical Report.

Dated: March 29, 2007

(signed) "Kurt T. Katsura"

Kurt T. Katsura
Oregon RG # 1221
P.O. Box 51346
Eugene, OR 97405

12g3-2(b): 82-34810

CONSENT of AUTHOR

To: British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Prince Edward Island

Dear Sir/Madam:

I, George F. Klemmick, Certified Professional Geologist #10937, do hereby consent to the public filing of the technical report titled "Report on Gold Lake Property, Grant County, New Mexico" dated March 21, 2007 (the "Technical Report") and any extracts from or a summary of the Technical Report in the annual information form of General Minerals Corporation dated March 27, 2007 (the "AIF"), and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also confirm that I have read the AIF and that it fairly and accurately represents the information in the Technical Report.

Dated: March 29, 2007

(signed) "George F. Klemmick"

George F. Klemmick
Certified Professional Geologist #10937
P.O. Box 671329
Chugiak, Alaska
U.S.A. 99567-1329

CIBC Mellon Trust Company

CIBC Mellon

March 1, 2007

Nova Scotia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Saskatchewan Financial Services Commission, Securities Division
Office of the Administrator of the Securities Act, New Brunswick
British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	May 17, 2007
RECORD DATE FOR NOTICE:	March 26, 2007
RECORD DATE FOR VOTING:	March 26, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 26, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,
CIBC MELLON TRUST COMPANY

Trust Central Services

cc: CDS & Co. (Via Fax)

END

bb\NM_GeneralMinerals